Linklaters
リンクレーターズ外国法事務弁護士事務所
原資格国法:連合王国法・アメリカ合衆国ニューヨーク州法

Akasaka 1-chome Center Building 12F
1-11-30 Akasaka
Minato-ku, Tokyo 107-0052
Telephone (81-3) 3568 3800
Facsimile (81-3) 3568 3888
Group 4 Fax (81-3) 3568 3844

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE
02 SEP -6 AM 9:07

VIA COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

September 4, 2002

02049986

Re: Japan Airlines Company, Ltd.
File No. 82-122

SUPPL

Dear Ladies and Gentleman:

On behalf of our client, Japan Airlines Company, Ltd. (the "Company"), we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities and Exchange Act of 1934. Attached to this letter as Annex A is a list of the materials enclosed herewith provided pursuant to paragraph (b)(1)(i) of the Rule. These materials comprise English-language translations, summaries or descriptions, as required by paragraph (b)(4) of the Rule, of the information described in paragraph (b)(1)(i) of the Rule that the Company has made public, filed or distributed.

If you have any questions or require any further information, please do not hesitate to call the undersigned at (+81-3) 3568 3825 or Mark Hunsaker of our firm at (+81-3) 3568 3815.

Yours very truly

Thomas L. Madden

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

cc: Kojiro Yamashita
(w/out enclosures)
Japan Airlines Company, Limited

Naoki Yanagida
Daisuke Terasaki
(w/out enclosures)
Yanagida & Nomura

Mark Hunsaker
(w/out enclosures)
Linklaters, Tokyo

Alex Kreonidis
Bobby Schrader
(w/out enclosures)
Linklaters, London

Annex A

Documents Provided in Accordance with Paragraph (b)(1)(i) of the Rule

1. Annual Report for the fiscal year ended March 31, 2002
2. Semiannual Report for the six months ended September 30, 2001
3. Annual Report for the fiscal year ended March 31, 2001
4. Semiannual Report for the six months ended September 30, 2000
5. Annual Report for the fiscal year ended March 31, 2000
6. Semiannual Report for the six months ended September 30, 1999
7. Annual Report for the fiscal year ended March 31, 1999
8. Consolidated Financial Information for the years ended March 31, 2002 and 2001
9. Consolidated Financial Information for the years ended March 31, 2001 and 2000
10. Consolidated Financial Information for the years ended March 31, 2000 and 1999
11. Consolidated Financial Information for the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001
12. Consolidated Financial Information for the six months ended September 30 and the year ended March 31, 2000
13. Non-Consolidated (Interim) Financial Information for the six months ended September 30, 2000 and 1999 and the year ended March 31, 2000
14. News Release, dated July 15, 2002, entitled *JAL and JAS Make Progress Towards New Japan Airlines Group*
15. News Release, dated May 22, 2002, entitled *JAL Group Reorganization Focusses on new In-House Passenger Sales Companies*
16. News Release, dated April 26, 2002, entitled *JAL/JAS Integration Approved by Japan's Fair Trade Commission* (with accompanying article of the same date entitled *Japan Airlines and Japan Air System Integration*)
17. News Release, dated March 15, 2002, entitled *JAL/JAS Integration — Comment on Fair Trade Commission's Interim Report*
18. News Release, dated January 29, 2002, entitled *JAL and JAS Merger — New Names, Organisation*
19. News Release, dated December 26, 2001, entitled *JAL/JAS Merger, Agreement on Exchange of Stock Ratio*
20. News Release, dated November 12, 2001, entitled *Japan Airlines and Japan Air System Agree on Integration ***** Plan to Establish Incorporated Holding Company*
21. News Release, dated June 21, 2001, entitled *JAL and IBM Japan Begin 10 Year IT Partnership*
22. News Release, dated March 13, 2001, entitled *Japan Airlines - Medium Term Corporate Plan for the Period FY2001-FY2003 (April 2001 through to March 31 2004)*
    Business Opportunities from Airport Capacity Increase at Narita, Haneda
    New Passenger Services - New Sales Subsidiaries Start Business-
23. News Release, dated March 13, 2001, entitled *Top Management Change - Japan Airlines Group*
24. News Release, dated March 14, 2000, entitled *JAL Changes 80% Owned Airline Subsidiary "JALWAYS" to 100% Ownership*
25. News Release, dated March 14, 2000, entitled *JAL Updates Corporate Plan for FY2000-2002, Aims at Improving Consolidated Performance and Results*
26. Notice to Shareholders, dated June 8, 2001, regarding convening of 51st Annual General Meeting of Shareholders
27. Notice to Shareholders, dated June 12, 2000, regarding convening of 50th Annual General Meeting of Shareholders

<u>**Index of Documents**</u>

<u>**Provided by Japan Airlines Company, Ltd.**</u>

<u>**in Accordance with Rule 12g3-2(b) Under the Securities Exchange Act of 1934**</u>

1. Annual Report for the fiscal year ended March 31, 2002
2. Semiannual Report for the six months ended September 30, 2001
3. Annual Report for the fiscal year ended March 31, 2001
4. Semiannual Report for the six months ended September 30, 2000
5. Annual Report for the fiscal year ended March 31, 2000
6. Semiannual Report for the six months ended September 30, 1999
7. Annual Report for the fiscal year ended March 31, 1999
8. Consolidated Financial Information for the years ended March 31, 2002 and 2001
9. Consolidated Financial Information for the years ended March 31, 2001 and 2000
10. Consolidated Financial Information for the years ended March 31, 2000 and 1999
11. Consolidated Financial Information for the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001
12. Consolidated Financial Information for the six months ended September 30 and the year ended March 31, 2000
13. Non-Consolidated (Interim) Financial Information for the six months ended September 30, 2000 and 1999 and the year ended March 31, 2000
14. News Release, dated July 15, 2002, entitled *JAL and JAS Make Progress Towards New Japan Airlines Group*
15. News Release, dated May 22, 2002, entitled *JAL Group Reorganization Focusses on new In-House Passenger Sales Companies*
16. News Release, dated April 26, 2002, entitled *JAL/JAS Integration Approved by Japan's Fair Trade Commission* (with accompanying article of the same date entitled *Japan Airlines and Japan Air System Integration*)
17. News Release, dated March 15, 2002, entitled *JAL/JAS Integration — Comment on Fair Trade Commission's Interim Report*
18. News Release, dated January 29, 2002, entitled *JAL and JAS Merger — New Names, Organisation*
19. News Release, dated December 26, 2001, entitled *JAL/JAS Merger, Agreement on Exchange of Stock Ratio*
20. News Release, dated November 12, 2001, entitled *Japan Airlines and Japan Air System Agree on Integration ***** Plan to Establish Incorporated Holding Company*
21. News Release, dated June 21, 2001, entitled *JAL and IBM Japan Begin 10 Year IT Partnership*
22. News Release, dated March 13, 2001, entitled *Japan Airlines - Medium Term Corporate Plan for the Period FY2001-FY2003 (April 2001 through to March 31 2004)*
    Business Opportunities from Airport Capacity Increase at Narita, Haneda
    New Passenger Services - New Sales Subsidiaries Start Business-
23. News Release, dated March 13, 2001, entitled *Top Management Change - Japan Airlines Group*
24. News Release, dated March 14, 2000, entitled *JAL Changes 80% Owned Airline Subsidiary "JALWAYS" to 100% Ownership*
25. News Release, dated March 14, 2000, entitled *JAL Updates Corporate Plan for FY2000-2002, Aims at Improving Consolidated Performance and Results*
26. Notice to Shareholders, dated June 8, 2001, regarding convening of 51st Annual General Meeting of Shareholders
27. Notice to Shareholders, dated June 12, 2000, regarding convening of 50th Annual General Meeting of Shareholders

2. Semiannual Report for the six months ended September 30, 2001

JAL

Japan Airlines

SEMIANNUAL REPORT

September 30, 2001

Consolidated Interim Financial Statements (Unaudited) of

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

For the six months ended September 30, 2001 and 2000

Non-Consolidated Interim Financial Statements (Unaudited) of

Japan Airlines Company, Ltd.

For the six months ended September 30, 2001 and 2000

Japan Airlines Company, Ltd.

To our stockholders and friends

Operating Environment

During the first half of fiscal 2001, exceptionally harsh circumstances wreaked havoc on JAL group's operations — particularly those on international routes. These included the decline in revenue stemming from the slump in international cargo service demand caused by the downturn in the IT related businesses, and the terrorist attacks in the USA on September 11. In contrast, we flew a higher number of passengers on domestic routes due to our offer of many discount fare programs. While the terrorist attacks had an impact, revenue declined only slightly from that of the previous year.

Revenue is our related businesses plunged sharply from the repercussions of the terrorist attacks, but we are forging ahead with reorganizing and rebuilding group companies and strengthening group operations. We are implementing such measures as enhancing the system for consolidated managerial accounting and implementing a system for evaluating group revenue and earnings.

As a result, we posted sales of ¥871,259 million. Though we made every effort to re-evaluate and cut costs in every area of our operations, the depreciation of the yen and other factors pushed our operating expenses to a total of ¥832,302 million, resulting in ¥38,956 million in operating profit and ¥16,397 million in net profit for the term.

Passenger Business

Domestic

As the Japanese economy was weak during the term under review, we made our route operations more efficient by increasing flights on those routes with heavy demand and adapting to market trends by changing the type of aircraft in use on our routes. We also worked to stimulate demand by aggressively offering various fare programs and sales promotions. These included the bargain fares commemorating the 50th anniversary of our founding.

Accordingly, we flew 12,094,737 passengers on our domestic routes, bringing us ¥168,738 million in income.

International

While demand for first-class and business class tickets stagnated with the downturn in the global economy, there was steady growth in economy class demand, primarily for the standard discount fares. The terrorist attacks in the U.S. in September, however, caused immense turmoil resulting in the temporary suspension of flights to the U.S.

As a result, we flew 7,527,909 passengers on our international routes, and income reached ¥354,526 million.

Cargo Operations

Demand on international routes, particularly those departing Japan, was low due to the international slump in the IT sector and the downward trend in U.S. consumption. There was a slight decline in demand on domestic routes from the year before.

Consequently, we flew 2,012 million ton-kilometers of freight and mail on our international routes for ¥68,723 million in income, and 150 million ton-kilometers of freight and mail on our domestic routes, generating ¥13,141 million in income.

Other Operations

We posted operating profits in every segment of our related businesses, though these earnings declined sharply after the terrorist attacks.

Our airline-related business segment posted ¥6,115 million in operating profit for the term under review on ¥213,991 million in sales. In-flight sales and sales at airport shops declined for one company in this segment, JALUX Inc., but there was year-on-year growth in the volume of aircraft components.

Our businesses in the travel planning and sales segment posted ¥970 million in operating profit on ¥206,167 million in sales. JAL SALES NETWORK Co., Ltd. in this sector expanded its operating base nationwide in April. In the same segment, JALPAK Co. Ltd. suffered 9percent year-on-year fall in the total number of passengers handled as a result of the terrorist attacks.

Our hotel and resort business segment posted ¥923 million in operating profit on sales of ¥20,180 million. In this segment, JAL HOTELS Co. Ltd. registered a steady rise in income from the management contracts to operate individual hotels, primarily in Southeast Asia.

Management Policy

JAL's basic management policy is to construct a business system earning stable profits and providing appropriate and steady returns to all stakeholders: shareholders, customers and society, employees and the JAL Group as a whole, firmly founded on the principle of strict operational safety and the pursuit of high quality service.

Under this policy, JAL established the vision of consolidated management of a "healthy and strong JAL Group" in the mid-term corporate plan covering the fiscal years 2001-2003 and we have continued with further restructuring of Group management in order to maximise the company's value.

Despite our best efforts, however, there was a sharp decline in demand on all international routes, particularly on transpacific routes, after the September 11 terrorist attacks and the subsequent unstable situation gave an enormous negative impact on our revenues and expenses. We immediately formed an Emergency Task Force to deal with this situation chaired by myself and we are taking all the urgent measures we can take to overcome this crisis.

• Improving Security

In the wake of the terrorist attacks we have raised security to the highest level of preparedness and continue to take all measures necessary. We continued to beef up our security in the months that followed. In addition to the security measures on the ground, we also took such steps as reinforcing the cockpit doors on our aircraft. Total safety is a fundamental in the airline industry and everyone in the JAL Group is making maximum efforts in this regard.

• Capacity and Network Reorganisation

As a result of the sudden changes in demand we have suspended or reduced many transpacific services between Japan and North and South America and Hawaii. On the other hand we have increased service on our China and Korean routes or changed aircraft types, demonstrating a flexible response in route and frequency changes.

• Sales Improvement

We launched sales of the Super Advance Sale Goku discount tickets for economy class. We intend to use different promotions to boost demand in the future.

• Revenue and Expense

We have adopted a strategy to reduce capital outlay and to bring costs down further as a matter of urgency.

• Personnel Measures
Adding to our previously announced reduction of personnel by 700 in our current restructuring program we will increase staff reductions by a further 600 to a total of 1300.

In addition to these emergency measures we are taking on our own behalf, we have asked the Japanese Government for their financial support similar to that given by governments overseas to their airline industries. This is from the viewpoint of maintaining competitive power of Japan's airline industry and also from the viewpoint of an improvement in the system of national security. While the shock of the terrorist attacks was severe, the structural reform program we have been implementing since the first half of the 90s has provided us with greater competitiveness and a firmer business foundation now than during the Persian Gulf War. While we are now taking these urgent and necessary steps to overcome this crisis, should the present influence of the attacks diminish, our performance and our results will recover. We are treating this period as a time of trial. We will continue to drive forward with restructuring and enhancement of our corporate constitution.

In relation to corporate governance, we introduced an evaluation system of the performance of Group companies, so as to focus the aims of each Group company towards the achievement of business targets of the JAL Group as a whole.

From now on we will utilise ERP and will continue to clarify the responsibility of each company and enhance performance monitoring within the Group. From the aspect of unifying Group strategy, we will promote a capital finance policy. Independent subsidiaries are required to make their own financial contribution. Additionally we will increase and improve the scope of our auditing and further advance the enhancement of corporate governance.

This year, the achievement of our originally set corporate aims is difficult - namely, the ROE of more than 10% on a consolidated basis and by repaying interest-bearing debt within ten years. These features of our midterm corporate plan's objectives are unattainable under the present circumstances.

However, we will do our utmost to achieve these aims as soon as possible

The Business Integration of Japan Airlines and Japan Air System

The decision was taken in November 2001 to fully merge our company with Japan Air System (hereinafter referred to as "JAS") after first taking the required steps of gaining the approval of the related government authorities and our general stockholders' meetings. This will create a corporate group with a pivotal role in the travel and airline industries--core industries for Japan in the 21st century.

This merger will enable us to continue to fulfil our social mission as an air transport company, which includes improving the convenience of our customers. Both companies will proceed with this merger based on our awareness that it is imperative to rapidly advance far-reaching structural reform on a business foundation balanced between domestic and international routes. This will enable us to withstand the harsh competition in both these sectors to provide continuous and stable returns to our stakeholders, which include our shareholders and employees.

Specifically, both JAL and JAS plan to establish a holding company in October 2, 2002 as the first phase of the merger, after receiving authorization from the general stockholders' meetings of both companies in June 2002 to form a joint holding company using a stock transfer mechanism. Both companies will be placed under the control of that holding company. As the second phase of the merger, slated for the spring of 2004, the businesses of both companies under the holding company will be reorganized by business sector to achieve operational efficiency in conformity with the characteristics of those business sectors.

The effect of the merger

(1) Strengthening the business foundation
The merger of JAS, which focuses on domestic routes, and JAL, which emphasizes international routes, will create a business foundation enabling the new company to survive in the global competitive environment and conduct stable business operations.

(2) Strengthening corporate fundamentals
The new company will take the following steps to strengthen its corporate fundamentals, thereby improving cost competitiveness, by drastically improving efficiency and effectively utilizing assets. This competitiveness will enable a return to our customers.
i. Effective utilization of assets and lessening the burden of fixed costs
ii. Reducing the costs of owning and maintaining aircraft
iii. Effective utilization of personnel
iv. Cutting costs for external transactions
v. Limiting the amount of funds required and making fund utilization and procurement more efficient

(3) Obtaining profits for the corporate stakeholders
We will obtain and enhance the profits for apporoximately 230,000 shareholders of both companies by stabilizing the corporate foundation and strengthening corporate fundamentals.

(4) Increasing efficiency for customers
We will employ a domestic route network to create a company capable of competing against the industry leader and facilitate greater convenience for the user, particularly in the areas of flight schedules and fares. *Our increased competitiveness will enable us to conduct business* on domestic routes with more efficiency.

Holding company outline
1. Name: Japan Airlines System Corporation
2. Foundation date: 2002 October 2
3. Head Office address: Shinagawa City, Konan 2-15-1, Minato-ku, Tokyo
4. Capital: 100 Billion yen
5. Number of shares issued: 1,980,465,250 (one unit=1,000 shares)
6. Board of Directors
   Chairman: Hiromi Funabiki (currently President of JAS)
   President & CEO: Isao Kaneko (currently President of JAL)
   Board members: about 10 (including chairman and president)
7. Transfer rate: The exchange of stock ratio for new holding company has been settled as follows:
   JAL: JAS = 1: 9

January 2002

Isao Kaneko
President

Consolidated Interim Balance Sheets (Unaudited)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries September 30, 2001 and 2000.

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥76,372	¥114,790	$641,781
Short-term investments in securities (Note 4)	23,046	59,329	193,663
Accounts receivable:			
Trade	195,593	188,529	1,643,638
Unconsolidated subsidiaries and affiliates	9,944	13,986	83,563
Allowance for doubtful accounts	(3,139)	(2,407)	(26,378)
Flight equipment spare parts, at cost	60,845	59,754	511,302
Deferred income taxes	12,660	8,883	106,386
Prepaid expenses and other	84,364	145,003	708,941
Total current assets	459,686	587,870	3,862,907
Investments and advances (Note 4):			
Unconsolidated subsidiaries and affiliates	38,190	36,009	320,924
Other (Note 4)	112,419	135,302	944,697
Total investments and advances	150,609	171,312	1,265,621
Property and equipment (Notes 5, 6 and 7):			
Flight equipment	1,591,718	1,583,953	13,375,781
Ground property and equipment	741,315	745,412	6,229,537
	2,333,033	2,329,366	19,605,319
Accumulated depreciation	(1,312,492)	(1,261,550)	(11,029,344)
	1,020,541	1,067,815	8,575,974
Advances on aircraft purchases and other	45,463	11,698	382,042
Property and equipment, net	1,066,005	1,079,514	8,958,025
Long-term loans (Note 7)	29,351	18,619	246,647
Deferred income taxes	27,089	17,985	227,638
Other assets	38,292	26,810	321,781
	¥1,771,035	¥1,902,111	$14,882,647
Liabilities and stockholders' equity			
Current liabilities:			
Short-term bank loans	¥22,381	¥34,130	$188,075
Current portion of long-term debt (Note 5)	144,588	171,819	1,215,025
Accounts payable:			
Trade	166,473	158,723	1,398,932
Construction	12,388	18,561	104,100
Unconsolidated subsidiaries and affiliates	4,122	5,465	34,638
Accrued expenses	55,004	60,244	462,218
Accrued income taxes	4,495	7,728	37,773
Deferred income taxes	57	60	478
Other	115,805	108,495	973,151
Total current liabilities	525,319	565,230	4,414,445
Long-term debt (Note 5)	804,817	919,355	6,763,168
Accrued pension and severance costs	100,258	102,648	842,504
Deferred income taxes	2,639	2,378	22,176
Other noncurrent liabilities	34,049	30,341	286,126
Minority interests	26,418	22,399	222,000
Commitments and contingent liabilities (Notes 6 and 7)			
Stockholders' equity:			
Common stock:			
Authorized: 6,000,000,000 shares			
Issued: 1,783,473,439 shares in 2001, 1,778,943,439 shares in 2000	188,550	188,323	1,584,453
Additional paid-in capital	32,516	31,808	273,243
Retained earnings	64,670	54,916	543,445
Net unrealized gain on other securities, net of taxes (Note 4)	169	1,987	1,420
Translation adjustments	(8,133)	(17,232)	68,344
	277,773	259,804	2,334,226
Common stock in treasury, at cost; 550,784 shares in 2001, 89,533 shares in 2000	(242)	(46)	(2,033)
Total stockholders' equity	277,531	259,758	2,332,193
	¥1,771,035	¥1,902,111	$14,882,647

The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Income (Unaudited)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2001 and 2000.

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Operating revenues:			
Passenger:			
Domestic	¥168,738	¥169,748	$1,417,966
International	354,526	368,253	2,979,210
Cargo:			
Domestic	13,141	13,982	110,428
International	68,723	77,237	577,504
Incidental and other revenues	266,130	244,832	2,236,386
	871,259	874,054	7,321,504
Operating expenses (Note 6):			
Flight operations	173,861	162,866	1,461,016
Maintenance	38,178	37,216	320,823
Passenger services	55,815	53,759	469,033
Aircraft and traffic servicing	96,235	92,491	808,697
Sales and advertising	108,318	103,267	910,235
General and administrative	68,465	70,338	575,336
Depreciation and amortization	44,928	43,998	377,546
Incidental and other expenses	246,499	239,598	2,071,420
	832,302	803,537	6,994,134
Operating income	38,956	70,516	327,361
Non-operating income (expenses):			
Interest and dividend income	2,084	2,123	17,512
Interest expense (Note 6)	(15,551)	(16,919)	(130,680)
Exchange (loss) gain, net	(1,616)	1,229	(13,579)
Gain on sale of investment in a consolidated subsidiary	1,647	—	13,840
Gain on contribution of securities to employees' retirement benefit trust	—	1,020	—
Loss on disposal of flight equipment	(3,426)	(3,236)	(28,789)
Gain on sales of ground property and equipment	280	470	2,352
Loss on disposal of ground property and equipment	(971)	(1,823)	(8,159)
Loss on revaluation of investments in securities	(1,469)	(9,594)	(12,344)
Loss on investments in unconsolidated subsidiaries and affiliates	(528)	(2,117)	(4,436)
Loss on revaluation of other investments	(112)	(2,352)	(941)
Special termination benefits	(540)	—	(4,537)
Provision for accrued pension and severance costs	—	(1,035)	—
Equity in earnings (losses) of affiliates	851	(117)	7,151
Other, net	2,156	1,329	18,117
	(17,197)	(31,022)	(144,512)
Income before income taxes and minority interests	21,758	39,494	182,840
Income taxes:			
Current	5,211	7,382	43,789
Deferred	(157)	(10,962)	(1,319)
	5,053	(3,579)	42,462
Income before minority interests	16,704	43,073	140,369
Minority interests	306	687	2,571
Net income	¥16,397	¥42,386	$137,789

The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Stockholders' Equity (Unaudited)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Millions of yen

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on other securities, net of taxes (Notes 1 and 4)	Translation adjustments (Note 1)	Common stock in treasury	Total
Balance at March 31, 2001	1,783,473,439	¥188,550	¥32,516	¥53,552	¥3,098	¥(9,816)	¥(247)	¥267,654
Net income for the six months ended September 30, 2001	—	—	—	16,397	—	—	—	16,397
Cash dividends	—	—	—	(7,131)	—	—	—	(7,131)
Bonuses to directors and statutory auditors	—	—	—	(44)	—	—	—	(44)
Increase resulting from changes in scope of consolidation	—	—	—	1,896	—	—	—	1,896
Decrease resulting from changes in scope of consolidation	—	—	—	—	—	—	—	—
Other	—	—	—	—	(2,928)	1,683	4	(1,240)
Balance at September 30, 2001	1,783,473,439	¥188,550	¥32,516	¥64,670	¥169	¥(8,133)	¥(242)	¥277,531

Thousands of U.S. dollars (Note 2)

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on other securities, net of taxes (Notes 1 and 4)	Translation adjustments (Note 1)	Common stock in treasury	Total
Balance at March 31, 2001	1,783,473,439	$1,584,453	$273,243	$450,016	$26,033	$(82,487)	$(2,075)	$2,249,193
Net income for the six months ended September 30, 2001	—	—	—	137,789	—	—	—	137,789
Cash dividends	—	—	—	(59,924)	—	—	—	(59,924)
Bonuses to directors and statutory auditors	—	—	—	(369)	—	—	—	(369)
Increase resulting from changes in scope of consolidation	—	—	—	15,932	—	—	—	15,932
Decrease resulting from changes in scope of consolidation	—	—	—	—	—	—	—	—
Other	—	—	—	—	(24,605)	14,142	33	(10,420)
Balance at September 30, 2001	1,783,473,439	$1,584,453	$273,243	$543,445	$1,420	$(68,344)	$(2,033)	$2,332,193

Millions of yen

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on other securities, net of taxes (Notes 1 and 4)	Translation adjustments (Note 1)	Common stock in treasury	Total
Balance at March 31, 2000	1,778,943,439	¥188,323	¥31,808	¥17,814	¥—	¥—	¥(43)	¥237,903
Net income for the six months ended September 30, 2000	—	—	—	42,386	—	—	—	42,386
Cash dividends	—	—	—	(5,336)	—	—	—	(5,336)
Bonuses to directors and statutory auditors	—	—	—	(33)	—	—	—	(33)
Increase resulting from changes in scope of consolidation	—	—	—	166	—	—	—	166
Decrease resulting from changes in scope of consolidation	—	—	—	(80)	—	—	—	(80)
Other	—	—	—	—	1,987	(17,232)	(3)	(15,248)
Balance at September 30, 2000	1,778,943,439	¥188,323	¥31,808	¥54,916	¥1,987	¥(17,232)	¥(46)	¥259,758

The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Cash Flows (Unaudited)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Operating activities			
Income before income taxes and minority interests	¥21,758	¥39,494	$182,840
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	43,437	43,998	365,016
Net loss on sales of, and loss on revaluation of, investments in securities	357	9,774	3,000
Net loss on sales of, and loss on disposal of, fixed assets	4,301	5,018	36,142
Net provision for accrued pension and severance costs	(2,495)	1,030	(20,966)
Interest and dividend income	(2,084)	(2,123)	(17,512)
Interest expense	15,551	16,919	130,680
Exchange loss (gain)	449	(469)	3,773
Equity in (earnings) losses of affiliates	(851)	117	(7,151)
Increase in accounts receivable	(157)	(30,407)	(1,319)
Increase in flight equipment spare parts	(2,784)	(1,940)	(23,394)
Increase (decrease) in accounts payable	2,684	(1,511)	22,554
Other	(5,314)	15,094	(44,655)
Subtotal	74,853	94,995	629,016
Interest and dividends received	2,241	2,410	18,831
Interest paid	(13,668)	(15,829)	(114,857)
Income taxes paid	(6,542)	(5,412)	(54,974)
Net cash provided by operating activities	56,883	76,164	478,008
Investing activities			
Purchases of time deposits	(782)	(22,873)	(6,571)
Proceeds from maturity of time deposits	1,358	3,075	11,411
Purchases of fixed assets	(47,086)	(31,151)	(395,680)
Proceeds from sales of fixed assets	8,481	3,326	71,268
Increase in long-term investments in securities	(802)	(3,272)	(6,739)
Proceeds from sales of short-term investments in securities	685	817	5,756
Proceeds from sales and maturity of investments in securities	347	7,926	2,915
Proceeds from sale of investment in a consolidated subsidiary	3,280	—	27,563
Increase in loans receivable	(2,898)	(3,181)	(24,352)
Repayment of loans receivable	3,308	8,304	27,798
Other	2,449	3,782	20,579
Net cash used in investing activities	(31,659)	(33,247)	(266,042)
Financing activities			
Decrease in short-term bank loans	(8,097)	(17,181)	(68,042)
Proceeds from long-term debt	5,983	26,492	50,277
Repayment of long-term debt	(41,371)	(66,499)	(347,655)
Redemption of bonds	—	(2,100)	—
Proceeds from sales of treasury stock	101	259	848
Purchases of treasury stock	(95)	(262)	(798)
Dividends paid to stockholders of the Company	(7,074)	(5,289)	(59,445)
Dividends paid to minority interests	(307)	(392)	(2,579)
Other	(181)	(159)	(1,521)
Net cash used in financing activities	(51,043)	(65,132)	(428,932)
Effect of exchange rate changes on cash and cash equivalents	(216)	(88)	(1,815)
Net decrease in cash and cash equivalents	(26,035)	(22,305)	(218,781)
Cash and cash equivalents at beginning of period	121,972	189,715	1,024,974
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	1,089	81	9,151
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	—	(84)	—
Cash and cash equivalents at end of period (Notes 1 and 3)	¥97,025	¥167,407	$815,336

The accompanying notes are an integral part of these statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
September 30, 2001.

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated interim financial statements have been compiled from the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. The information therein is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 29 and 28 of the consolidated subsidiaries was June 30, 2001 and 2000, respectively, and for 2 of the consolidated subsidiaries it was July 31, 2001. Any significant difference in intercompany accounts and transactions arising from intercompany transactions during the intervening period from July 1 through September 30 for the respective years and the period from August 1, 2001 through September 30, 2001, have been adjusted, if necessary.

Investments in certain significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates.

The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

c. Securities

Securities except for investments in unconsolidated subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with unrealized gains and losses reported in a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

The Company and its consolidated subsidiaries do not possess any securities classified as trading or held-to-maturity securities. Securities classified as other securities are included in "short-term investments in securities" and "investments an advances - other" in the accompanying consolidated balance sheets.

d. Derivatives

Derivative positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received on interest-rate swaps is recognized over the terms of the swap agreements in interest expense if certain conditions are met.

e. Supplies

Supplies are principally stated at cost based on the moving average method.

f. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

In Japan, companies are permitted by tax legislation to defer certain capital gains principally arising from insurance claims by crediting them to the cost of certain properties. Such deferred gains at September 30, 2001 and 2000 amounted to ¥10,705 million ($89,957 thousand) and ¥10,439 million, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	—	principally the declining-balance method based on their estimated useful lives
Boeing 747 - 400	—	the straight-line method based on their estimated useful lives
Boeing 767	—	principally the straight-line method based on their estimated useful lives
Boeing 777	—	the straight-line method based on their estimated useful lives
Boeing 737	—	the straight-line method based on their estimated useful lives
Douglas DC - 10	—	principally the declining-balance method based on their estimated useful lives
Douglas MD - 11	—	the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

— principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:

— principally the straight-line method

Intangible fixed assets:

Software — computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software

The useful lives are as follows:
Flight equipment - over 10 to 22 years
Other property and equipment - over 2 to 65 years

g. Bond issuance expenses
Bond issuance expenses are principally capitalized and amortized over a period of 3 years.

h. Accrued pension and severance costs
An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.
In addition to the lump-sum payment plan, the Company and certain significant domestic subsidiaries have established contributory funded defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan to substitute for their non-contributory funded pension plans, whereas most other domestic subsidiaries have maintained non-contributory funded pension plans.
To provide for employees' severance indemnities, net periodic pension cost (the amount recognized as the cost of a pension plan for a specific period) is accounted for based on the projected benefit obligation and the plan assets.
The unrecognized benefit obligation at transition, which amounted to ¥200,269 million ($1,682,932 thousand), is being amortized by the straight-line method principally over a period of 15 years.
The actuarial assumption adjustment is being amortized over a period which is less than the average remaining years (principally 15 years) of service of the active participants in the plans. Amortization is computed from the financial year subsequent to the year in which the adjustment was recorded.
Past service cost is principally charged to income in the period when incurred.

i. Foreign currency accounts
Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation adjustments are included in current earnings. Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable year-end exchange rates are presented as minority interests and as a separate component of stockholders' equity.

j. Passenger revenue
Passenger revenue is principally recognized when the transportation services are rendered.

k. Leases
As lessee
The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and the domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor
Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

l. Hedging activities

Accounting for hedging activities
Gain or loss on derivatives designated as hedging instruments, is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the forward foreign exchange rate if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

Hedging activities, hedging items and policy for the utilization of derivatives
The Company and its consolidated subsidiaries utilize forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments (principally flight equipment and foreign accounts receivable and payable) on a consistent basis. The Company and its consolidated subsidiaries also utilize interest-rate and currency swap agreements and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their consolidated operating results. The Company has also entered into a variety of swaps and options in the commodities market in its management of risk exposure related to fuel prices. In addition, certain consolidated subsidiaries utilize interest-rate swaps to offset fluctuations in the fair market value of their investments in securities resulting from fluctuations in interest rates.

m. Appropriation of retained earnings
Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

n. Cash equivalents
The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts
Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥119 = U.S.$1.00, the approximate exchange rate prevailing on September 30, 2001, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Cash and Cash Equivalents

The components of cash and cash equivalents at September 30, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Cash and time deposits	¥76,372	¥114,790	$641,781
Time deposits with maturities of more than three months	(2,579)	(24,498)	(21,672)
Marketable securities with maturities of three months or less	22,796	56,858	191,563
Short-term investments with maturities of three months or less	9,999	27,794	84,025
Credit balances of current accounts included in short-term bank loans	(9,562)	(7,536)	(80,352)
	¥97,025	¥167,407	$815,336

4. Fair Value of Securities

At September 30, 2001 and 2000, net unrealized gain or loss on investments in marketable securities, which has been accounted for as a separate component of stockholders' equity, is summarized as follows:

			Millions of yen
September 30, 2001	Acquisition costs	Carrying value	Net unrealized gain (loss)
Stocks	¥21,994	¥22,621	¥627
Bonds	8,435	8,506	70
Other	2,223	2,099	(123)
	¥32,653	¥33,228	¥574

			Thousands of U.S. dollars
September 30, 2001	Acquisition costs	Carrying value	Net unrealized gain (loss)
Stocks	$184,823	$190,092	$5,268
Bonds	70,882	71,478	588
Other	18,680	17,638	(1,033)
	$274,394	$279,226	$4,823

			Millions of yen
September 30, 2000	Acquisition costs	Carrying value	Net unrealized gain
Stocks	¥22,523	¥27,015	¥4,492
Bonds	25,740	25,851	111
Other	1,481	1,518	37
	¥49,744	¥54,385	¥4,640

At September 30, 2001 and 2000, non-marketable securities classified as short-term investments and investment securities classified as other securities amounted to ¥43,216 million ($363,159 thousand) and ¥68,499 million, respectively.

5. Pledged Assets

Assets pledged as collateral for long-term debt at September 30, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Flight equipment, net of accumulated depreciation	¥373,973	¥395,117	$3,142,630
Ground property and equipment, net of accumulated depreciation, and other	104,002	105,822	873,966
	¥477,976	¥500,939	$4,016,605

6. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of September 30, 2001 and 2000, and the related depreciation and interest expense for the six-month periods ended September 30, 2001 and 2000, which would have been reflected in the balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

			Millions of yen
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥406,858	¥16,524	¥423,383
Less accumulated depreciation	224,651	12,219	236,871
Net book value	¥182,206	¥ 4,305	¥186,511

			Thousands of U.S. dollars
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	$3,418,974	$138,857	$3,557,840
Less accumulated depreciation	1,887,823	102,680	1,990,512
Net book value	$1,531,142	$ 36,176	$1,567,319

			Millions of yen
September 30, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥426,293	¥19,812	¥446,105
Less accumulated depreciation	213,579	13,604	227,184
Net book value	¥212,713	¥ 6,207	¥218,921

	Millions of yen		Thousands of U.S. dollars
Six months ended September 30,	2001	2000	2001
Depreciation expense	¥19,799	¥20,411	$166,378
Interest expense	¥ 3,535	¥ 4,588	$ 29,705

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥23,945 million ($201,218 thousand) for the six months ended September 30, 2001 and ¥23,531 million for the six months ended September 30, 2000.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Within 1 year	¥ 39,398	¥ 39,171	$ 331,075
Over 1 year	162,821	217,268	1,368,243
	¥202,219	¥256,440	$1,699,319

Future rental expenses under operating leases outstanding at September 30, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Within 1 year	¥ 16,069	¥13,606	$135,033
Over 1 year	85,132	69,832	715,394
	¥101,202	¥83,438	$850,436

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of September 30, 2001 and 2000, and the related depreciation expense and interest revenue for the six-month periods ended September 30, 2001 and 2000, which would have been reflected in the balance sheets and the related statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen		
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥4,272	¥4,620
Less accumulated depreciation	237	3,083	3,320
Net book value	¥110	¥1,188	¥1,299

	Thousands of U.S. dollars		
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	$2,924	$35,899	$38,823
Less accumulated depreciation	1,991	25,907	27,899
Net book value	$ 924	$ 9,983	$10,915

	Millions of yen		
September 30, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥5,752	¥6,101
Less accumulated depreciation	203	3,681	3,885
Net book value	¥144	¥2,070	¥2,215

	Millions of yen		Thousands of U.S. dollars
Six months ended September 30,	2001	2000	2001
Depreciation expense	¥364	¥479	$3,058
Interest revenue	¥ 43	¥ 69	$ 361

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥437 million ($3,672 thousand) for the six months ended September 30, 2001 and ¥566 million for the six months ended September 30, 2000.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Within 1 year	¥ 637	¥ 891	$ 5,352
Over 1 year	776	1,500	6,521
	¥1,414	¥2,392	$11,882

Future rental revenues under operating leases outstanding at September 30, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Within 1 year	¥ 396	¥ 85	$ 3,327
Over 1 year	1,572	28	13,210
	¥1,968	¥113	$16,537

7. Commitments and Contingent Liabilities

The Company leases aircraft, office space, warehouses and office equipment. These leases are customarily renewed upon expiration.

At September 30, 2001, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥17,819 million ($149,739 thousand). In addition, at September 30, 2001, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥3,101 million ($26,058 thousand).

At September 30, 2001, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds payable in the aggregate amount of ¥50,000 million ($420,168 thousand).

Under a new accounting standard for financial instruments which became effective April 1, 2000, the financial-component approach has been applied to the transfer and servicing of financial assets and to the extinguishment of liabilities; however, loans sold before March 31, 2000 are permitted to be taken off the consolidated interim balance sheet based on the risk-reward approach. This has been disclosed in a note to the consolidated interim financial statements. At September 30, 2001, such loans amounted to ¥37,998 million ($319,310 thousand) in the aggregate.

8. Amounts Per Share

Net income per share and diluted net income per share have been computed based on the weighted average number of shares of common stock outstanding during each period.

		Yen	U.S. dollars
Six months ended September 30,	2001	2000	2001
Net income	¥9.20	¥23.83	$0.077
Diluted net income	¥9.19	¥23.79	$0.077

Net assets per share have been computed based on the number of shares of common stock outstanding at each balance sheet date.

		Yen	U.S. dollars
September 30,	2001	2000	2001
Net assets	¥155.66	¥146.03	$1.308

9. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, credit card and leasing operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

The business segment information of the Company and its consolidated subsidiaries for the six-month periods ended September 30, 2001 and 2000 is summarized as follows:

							Millions of yen
Six months ended September 30, 2001	Air transportation	Travel services	Hotel and resort operations	Other	Total	Eliminations and intercompany	Consolidated
Sales to outside parties	¥576,497	¥188,205	¥17,629	¥88,926	¥ 871,259	¥ —	¥871,259
Intra-group sales and transfers	97,018	17,962	2,551	125,065	242,596	(242,596)	—
Total	673,515	206,167	20,180	213,991	1,113,855	(242,596)	871,259
Operating expenses	641,122	205,197	19,256	207,876	1,073,452	(241,150)	832,302
Operating income	¥ 32,393	¥ 970	¥ 923	¥ 6,115	¥ 40,403	¥ (1,446)	¥ 38,956

							Thousands of U.S. dollars
Six months ended September 30, 2001	Air transportation	Travel services	Hotel and resort operations	Other	Total	Eliminations and intercompany	Consolidated
Sales to outside parties	$4,844,512	$1,581,554	$148,142	$ 747,277	$7,321,504	$ —	$7,321,504
Intra-group sales and transfers	815,277	150,941	21,436	1,050,966	2,038,621	(2,038,621)	—
Total	5,659,789	1,732,495	169,579	1,798,243	9,360,126	(2,038,621)	7,321,504
Operating expenses	5,387,579	1,724,344	161,815	1,746,857	9,020,605	(2,026,470)	6,994,134
Operating income	$ 272,210	$ 8,151	$ 7,756	$ 51,386	$ 339,521	$ (12,151)	$ 327,361

							Millions of yen
Six months ended September 30, 2000	Air transportation	Travel services	Hotel and resort operations	Other	Total	Eliminations and intercompany	Consolidated
Sales to outside parties	¥587,009	¥187,391	¥17,763	¥ 81,889	¥ 874,054	¥ —	¥874,054
Intra-group sales and transfers	91,810	3,252	2,411	116,990	214,465	(214,465)	—
Total	678,819	190,644	20,175	198,880	1,088,520	(214,465)	874,054
Operating expenses	615,966	188,428	19,499	192,748	1,016,642	(213,104)	803,537
Operating income	¥ 62,853	¥ 2,215	¥ 675	¥ 6,132	¥ 71,877	¥ (1,360)	¥ 70,516

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the six-month periods ended September 30, 2001 and 2000 are summarized as follows:

	Millions of yen			
Six months ended September 30, 2001	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥200,740	¥171,194	¥113,717	¥485,652
Consolidated operating revenues				¥871,259
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.0%	19.6%	13.1%	55.7%

	Thousands of U.S. dollars			
Six months ended September 30, 2001	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	$1,686,890	$1,438,605	$955,605	$4,081,109
Consolidated operating revenues				$7,321,504
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.0%	19.6%	13.1%	55.7%

	Millions of yen			
Six months ended September 30, 2000	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥199,990	¥173,887	¥107,617	¥481,495
Consolidated operating revenues				¥874,054
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.9%	12.3%	55.1%

c. Geographic information

For the six months ended September 30, 2001 and 2000, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

10. Subsequent Event

On November 12, 2001, the Company entered into business combination agreement with Japan Air System Co., Ltd. As of the date of the accompanying consolidated interim financial statements, the details of this agreement were still under discussion.

The Board of Directors
Japan Airlines Company, Ltd.

We have performed semiannual audit procedures relating to the consolidated semiannual financial statements of Japan Airlines Company, Ltd. and consolidated subsidiaries for the six-month periods ended September 30, 2001 and 2000, and have issued our reports thereon dated December 17, 2001 and December 11, 2000 as set forth below. The procedures followed were in accordance with the standards for audits of consolidated interim financial statements promulgated by the Business Accounting Deliberation Council of Japan (the "BADC"), an advisory committee to the Minister of Finance. The procedures performed in accordance with such semiannual auditing standards are in certain respects different from, and more limited than, those required for an examination of annual financial statements conducted in accordance with auditing standards generally accepted in Japan.

We have issued the following reports:

Pursuant to Article 193-2 of the Securities and Exchange Law, we have performed semiannual audit procedures to the accompanying consolidated interim balance sheets of Japan Airlines Company, Ltd. and consolidated subsidiaries as of September 30, 2001 and 2000, and the related consolidated interim statements of income, stockholders' equity, and cash flows for the six-month periods then ended. Our semiannual audit procedures were performed in accordance with generally accepted semiannual auditing standards promulgated by the BADC.

In our opinion, the accompanying consolidated interim financial statements present useful accounting information of Japan Airlines Company, Ltd. and consolidated subsidiaries for the semiannual financial periods ended September 30, 2001 and 2000 in compliance with generally accepted accounting principles applicable to the preparation of consolidated interim financial statements promulgated by the BADC.

The semiannual consolidated financial statements of Japan Airlines Company, Ltd. referred to above are not presented separately herein.

Shin Nihon & Co.

December 17, 2001

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Japan Airlines Company, Ltd. and its consolidated subsidiaries under Japanese accounting principles and practices.

Non-Consolidated Interim Balance Sheets (Unaudited)

Japan Airlines Company, Ltd. September 30, 2001 and 2000.

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2001	2000	2001
Assets			
Current assets:			
Cash and time deposits	¥24,341	¥68,912	$204,546
Short-term investments in securities	19,774	55,178	166,168
Accounts receivable:			
Trade	113,372	104,181	952,705
Subsidiaries and affiliates	56,689	56,125	476,378
Allowance for doubtful accounts	(589)	(455)	(4,949)
Flight equipment spare parts, at cost	58,013	56,947	487,504
Deferred income taxes	7,579	5,101	63,689
Prepaid expenses and other	56,318	80,962	473,260
Total current assets	335,499	426,955	2,819,319
Investments and advances:			
Subsidiaries and affiliates (Note 6)	128,243	135,818	1,077,672
Other	69,687	72,292	585,605
Total investments and advances	197,931	208,111	1,663,285
Property and equipment (Notes 3 and 4):			
Flight equipment	1,338,602	1,333,004	11,248,756
Ground property and equipment	444,087	452,299	3,731,823
	1,782,689	1,785,303	14,980,579
Accumulated depreciation	(986,441)	(956,921)	(8,289,420)
	796,248	828,382	6,691,159
Advances on aircraft purchases and other	37,529	10,742	315,369
Property and equipment, net	833,777	839,124	7,006,529
Long-term loans (Note 5)	25,951	13,536	218,075
Deferred income taxes	15,630	8,059	131,344
Other assets	27,112	24,314	227,831
	¥1,435,902	¥1,520,101	$12,006,403
Liabilities and stockholders' equity			
Current liabilities:			
Current portion of long-term debt (Note 3)	¥106,773	¥102,969	$897,252
Accounts payable:			
Trade	115,309	109,803	968,983
Construction	9,053	8,692	76,075
Subsidiaries and affiliates	48,289	43,187	405,789
Accrued expenses	37,875	40,963	318,277
Accrued income taxes	17	308	142
Other	82,342	91,733	691,949
Total current liabilities	399,662	397,658	3,358,504
Long-term debt (Note 3)	663,615	738,338	5,576,596
Accrued pension and severance costs	78,828	82,393	662,420
Reserve for loss on investments in subsidiaries and affiliates	4,286	7,364	36,016
Other noncurrent liabilities	12,319	11,773	103,521
Commitments and contingent liabilities (Notes 4 and 5)			
Stockholders' equity:			
Common stock:			
Authorized: 6,000,000,000 shares			
Issued: 1,783,473,439 shares in 2001, 1,778,943,439 shares in 2000	188,550	188,323	1,584,453
Additional paid-in capital	32,516	31,808	273,243
Legal reserve	1,782	1,068	14,974
Retained earnings	54,082	59,486	454,470
Net unrealized gain on other securities, net of taxes	258	1,885	2,168
Total stockholders' equity	277,189	282,571	2,329,319
	¥1,435,902	¥1,520,101	$12,066,403

The accompanying notes are an integral part of these statements.

Non-Consolidated Interim Statements of Income and Retained Earnings (Unaudited)

Japan Airlines Company, Ltd. September 30, 2001 and 2000.

Six months ended September 30,	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 2) 2001
Operating revenues:			
Passenger:			
Domestic	¥145,962	¥149,301	$1,226,571
International	335,063	335,556	2,815,655
Cargo:			
Domestic	12,109	12,988	101,756
International	64,673	72,780	543,470
Incidental and other revenues	79,889	74,914	671,336
	637,699	645,542	5,358,815
Operating expenses (Note 4):			
Flight operations	184,022	176,061	1,546,403
Maintenance	56,385	48,364	473,823
Passenger services	68,831	67,873	578,411
Aircraft and traffic servicing	112,827	109,017	948,126
Sales and advertising	97,864	98,281	822,386
General and administrative	17,471	20,676	146,815
Depreciation and amortization	31,735	31,690	266,680
Incidental and other expenses	40,527	36,910	340,563
	609,666	588,876	5,123,243
Operating income	28,032	56,666	235,563
Non-operating income (expenses):			
Interest and dividend income	2,481	2,696	20,848
Interest expense (Note 4)	(13,827)	(14,382)	(116,193)
Exchange loss, net	(1,533)	(593)	(12,882)
Loss on disposal of ground property and equipment	(399)	(577)	(3,352)
Loss on revaluation of investments in securities	(782)	(8,244)	(6,571)
Loss on revaluation of investment in a subsidiary	(528)	—	(4,436)
Provision for reserve for loss on investments in subsidiaries and affiliates	—	(1,598)	—
Loss on revaluation of other investments	—	(1,398)	—
Other, net	(1,160)	(2,541)	(9,747)
	(15,750)	(26,635)	(132,352)
Income before income taxes	12,281	30,031	103,201
Income taxes:			
Current	135	728	1,134
Deferred	(9)	(9,189)	(75)
Net income	12,154	38,491	102,134
Retained earnings at beginning of period	49,774	26,865	418,268
Cash dividends paid	(7,133)	(5,336)	(59,941)
Transfer to legal reserve	(714)	(534)	(6,000)
Retained earnings at end of period	¥54,082	¥59,486	$454,470

Notes to Non-Consolidated Interim Financial Statements (Unaudited)

Japan Airlines Company, Ltd. September 30, 2001.

1. **Summary of Significant Accounting Policies**

The accompanying non-consolidated interim financial statements of Japan Airlines Company, Ltd. (the "Company") have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated interim financial statements except that investments in subsidiaries and affiliates are stated at cost.

The Company maintains its accounting records and prepares its non-consolidated interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated interim financial statements have been compiled from the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. The information therein is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, the accompanying non-consolidated interim financial statements are not intended to present the non-consolidated interim financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts previously reported have been reclassified to conform to the current year's presentation.

2. **U.S. Dollar Amounts**

The same method of translating yen amounts into U.S. dollar amounts as that described in Note 2 to the consolidated interim financial statements has been followed.

3. **Pledged Assets**

Assets pledged as collateral for long-term debt at September 30, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	2001
Flight equipment, net of accumulated depreciation	¥351,657	¥368,607	$2,955,100
Ground property and equipment, net of accumulated depreciation, and other	20,965	21,882	176,176
	¥372,623	¥390,490	$3,131,285

4. **Leases**

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of September 30, 2001 and 2000, and the related depreciation expense and interest expense for the six-month periods ended September 30, 2001 and 2000, respectively, which would have been reflected in the non-consolidated interim balance sheets and the related non-consolidated interim statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen		
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥444,968	¥21,629	¥466,598
Less accumulated depreciation	253,393	17,466	270,860
Net book value	¥191,575	¥ 4,163	¥195,738

	Thousands of U.S. dollars		
September 30, 2001	Flight equipment	Ground property and equipment	Total
Acquisition costs	$3,739,226	$181,756	$3,920,991
Less accumulated depreciation	2,129,352	146,773	2,276,134
Net book value	$1,609,873	$ 34,983	$1,644,857

	Millions of yen		
September 30, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥493,906	¥25,573	¥519,480
Less accumulated depreciation	240,937	18,318	259,256
Net book value	¥252,969	¥ 7,254	¥260,224

	Millions of yen		Thousands of U.S. dollars
Six months September 30,	2001	2000	2001
Depreciation expense	¥21,882	¥23,944	$183,882
Interest expense	¥ 4,096	¥ 5,568	$ 34,420

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥27,106 million ($227,781 thousand) for the six months ended September 30, 2001 and ¥27,516 million for the six months ended September 30, 2000.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2001	2000	2001
Within 1 year	¥ 43,049	¥ 46,027	$ 361,756
Over 1 year	171,794	258,384	1,443,647
	¥214,844	¥304,412	$1,805,411

Future rental expenses under operating leases outstanding at September 30, 2001 and 2000 were as follows:

September 30,	2001 (Millions of yen)	2000 (Millions of yen)	2001 (Thousands of U.S. dollars)
Within 1 year	**¥10,046**	¥10,193	**$ 84,420**
Over 1 year	**37,567**	40,597	**315,689**
	¥47,614	¥50,790	**$400,117**

5. **Commitments and Contingent Liabilities**
See Note 7 to the consolidated interim financial statements with respect to the Company's contingent liabilities under debt assumption agreements.
At September 30, 2001, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥16,108 million ($135,361 thousand). In addition, at September 30, 2001, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥38,318 million ($322,000 thousand).
Under a new accounting standard for financial instruments which became effective April 1, 2000, the financial-component approach has been applied to the transfer and servicing of financial assets and to the extinguishment of liabilities; however, loans sold before March 31, 2000 are permitted to be taken off the non-consolidated interim balance sheet based on the risk-reward approach. This has been disclosed in a note to the non-consolidated interim financial statements. At September 30, 2001 and 2000, such loans in the aggregate amounted to ¥37,998 million ($319,310 thousand) and ¥54,146 million, respectively.

6. **Investments in Subsidiaries and Affiliates**
Investments in subsidiaries and affiliates are stated at cost. Net unrealized loss on investments in marketable securities of affiliates at September 30, 2001 and 2000 is summarized as follows:

September 30,	2001 (Millions of yen)	2000 (Millions of yen)	2001 (Thousands of U.S. dollars)
Carrying value	**¥8,411**	¥8,411	**$70,680**
Fair value	**6,985**	6,395	**58,697**
Net unrealized loss	**¥1,426**	2,016	**$11,983**

7. **Subsequent Event**
Refer to Note 10 to the consolidated interim financial statements.

The Board of Directors
Japan Airlines Company, Ltd.

We have performed semiannual audit procedures relating to the non-consolidated semiannual financial statements of Japan Airlines Company, Ltd. for the six-month periods ended September 30, 2001 and 2000, and have issued our reports thereon dated December 17, 2001 and December 11, 2000, respectively, as set forth below. The procedures followed were in accordance with auditing standards for the audit of non-consolidated interim financial statements promulgated by the Business Accounting Deliberation Council of Japan (the "BADC"), an advisory committee to the Minister of Finance. The procedures performed in accordance with such semiannual auditing standards are in certain respects different from, and more limited than, those required for an examination of annual financial statements conducted in accordance with auditing standards generally accepted in Japan.

We have issued the following reports:

> Pursuant to Article 193-2 of the Securities and Exchange Law, we have performed semiannual audit procedures to the accompanying non-consolidated interim balance sheets of Japan Airlines Company, Ltd. as of September 30, 2001 and 2000, and the related non-consolidated interim statements of income and retained earnings for the six-month periods then ended. Our semiannual audit procedures were performed in accordance with generally accepted semiannual auditing standards promulgated by the BADC.
>
> In our opinion, the accompanying non-consolidated interim financial statements present useful accounting information of Japan Airlines Company, Ltd. for the semiannual financial periods ended September 30, 2001 and 2000 in compliance with generally accepted accounting principles applicable to the preparation of non-consolidated interim financial statements promulgated by the BADC.

The semiannual non-consolidated financial statements of Japan Airlines Company, Ltd. referred to above are not presented separately herein.

Shin Nihon & Co.

December 17, 2001

See Note 1 to the non-consolidated financial statements which explains the basis of preparation of the non-consolidated financial statements of Japan Airlines Company, Ltd. under Japanese accounting principles and practices.

Operating Statistics (Consolidated)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2001 and 2000.

		2001	2000	Change (%)
Revenue Passengers Carried: (No. of Persons)	Domestic	12,094,737	11,874,922	101.9
	International	7,527,909	7,670,571	98.1
	Total	**19,622,646**	**19,545,493**	**100.4**
Revenue Passenger-Km: (1,000 Passenger-Km)	Domestic	9,740,559	9,552,939	102.0
	International	37,564,615	38,864,633	96.7
	Total	**47,305,174**	**48,417,572**	**97.7**
Available Seat-Km: (1,000 Seat-Km)	Domestic	14,588,520	14,169,086	103.0
	International	51,648,939	50,831,115	101.6
	Total	**66,237,459**	**65,000,201**	**101.9**
Revenue Passenger-Load Factor (%; percentage point)	Domestic	66.8	67.4	-0.6
	International	72.7	76.5	-3.8
	Total	**71.4**	**74.5**	**-3.1**
Revenue Freight Ton-Km Performed: (1,000 Ton-Km)	Domestic	129,355	138,156	93.6
	International	1,935,054	2,248,614	86.1
	Total	**2,064,409**	**2,386,770**	**86.5**
Mail Ton-Km: (1,000 Ton-Km)	Domestic	21,350	21,712	98.3
	International	77,439	70,797	109.4
	Total	**98,789**	**92,509**	**106.8**
Revenue Ton-Km Performed: (1,000 Ton-Km)	Domestic	883,367	876,057	100.8
	International	5,496,100	5,924,359	92.8
	Total	**6,379,467**	**6,800,416**	**93.8**
Available Ton-Km: (1,000 Ton-Km)	Domestic	1,638,183	1,581,745	103.6
	International	8,216,972	8,155,585	100.8
	Total	**9,855,155**	**9,737,330**	**101.2**
Revenue Weight-Load Factor: (%; percentage point)	Domestic	53.9	55.4	-1.5
	International	66.9	72.6	-5.7
	Total	**64.7**	**69.8**	**-5.1**

Notes: 1. Here, "International" means the international flights of JAPAN AIRLINES CO., LTD. and all flights of JAPAN ASIA AIRWAYS CO., LTD. and JALWAYS CO., LTD., while "Domestic" means the domestic flights of JAPAN AIRLINES CO., LTD. and all flights of JAPAN TRANS OCEAN AIR CO., LTD., JAL EXPRESS CO., LTD. and J-AIR CO., LTD.
2. Figures except ratios above are rounded down: ratios are rounded off.

JAL Highlights

Japan Airlines Company, Ltd.

April	Started operations of JAL CARGO SALES CO.,LTD., a newly established in-house company for cargo division. Developed operations of JAL SALES NETWORK CO., LTD. in Hokkaido, Chubu, Tokyo, Osaka and Fukuoka. Obtained the patent for JAL Online, a business model of the internet-based arrangement for domestic business trip for corporations. Increased flights significantly between Tokyo and Manila Increased flights between Tokyo and Manila Increased flights between Osaka and Paris. Resumed flights between Osaka and Dairen.
May	Started internet-based reservation for "J-SPEED." (time-related cargo services) Launched charter flights to Cuba.
June	Introduced the "Flex Travelers System", compensative measures with cash or additional mileage for cooperative passengers to change flights resulting from overbooking. Ordered three Boeing 777-200ERs to replace Douglas DC-10s. Contracted an agreement with Japan Football Association to support the Japan national team and the U23 Japan national team.
July	Installed personal TV sets for passengers in economy class of Boeing 747-400. Started flights between Osaka and Denpasar. Launched Air France-JAL code-sharing operations between Paris and Düsseldorf, Paris and Hamburg. Started operations of KOKUNAISEN DOTCOM CO., LTD., a joint company with ANA and JAS.
August	Increased flights between Nagoya and Manila.
September	Improved the quality of in-flight meals for international passengers in Executive class, "Seasons", — JAL's business class.
October	Introduced JAL BUSINESS SAVER fares, up to 34.4% discounted fares for travelers using JAL business class. Introduced a "JAL Bargain Fare", an up to 74% discounted fare, for passengers on domestic routes. Commemorated the 50th anniversary.
November	Reached a basic agreement with Japan Air System to establish an incorporated holding company.

JAL Fleet (Consolidated)

(As of September 30, 2001)

Type of Aircraft	Number
Boeing 747-400	31 [11]
Boeing 747LR	24 [5]
Boeing 747SR	3 [0]
Boeing 747F	6 [4]
Boeing 767	15 [10]
Boeing 737	9 [15]
Boeing 777	4 [6]
MD-11	2 [8]
DC-10	15 [0]
DHC-6	1 [0]
JS 31	3 [1]
CRJ 200	0 [2]
TOTAL	113 [62]

Notes: The numbers refer to JAL-owned aircraft.
The bracketed numbers refer to aircraft on lease.

Japan Airlines Co., Ltd.
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan

Investor Information

(As of September 30, 2001)

Date of Foundation:
August 1, 1951

Head Office:
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan
Phone: +81-3-5460-3123 Fax: +81-3-5460-5915
URL: http://www.jal.co.jp/

Domestic Offices:
22 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, and Naha

Overseas Offices:
31 offices in major cities, including New York, London, Paris, Moscow, Sydney, Beijing, and Hong Kong

Paid-in Capital:
¥188,550,335,984

Number of shares of Common Stock:
Authorized 6,000,000,000 shares
Issued 1,783,473,439 shares

Floating Stock:
33.21%

Number of Stockholders:
249,338, including 486 non-Japanese

Stock Listings:
Tokyo, Osaka, and Nagoya stock exchanges;
Depositary receipts traded through the NASDAQ System and SEAQ International

Fiscal Year-End:
March 31

General Meeting of Stockholders:
June

Stock Transfer Agent:
UFJ Trust Bank, Limited.*
Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan

Newspaper for Public Notices:
Nihon Keizai Shimbun

Auditor:
Shin Nihon & Co.

* As of January 15, 2002, The Toyo Trust & Banking Co., Ltd. changed its corporate name to UFJ Trust Bank, Limited.

Printed in Japan

4. Semiannual Report for the six months ended September 30, 2000

Japan Airlines

SEMIANNUAL REPORT

Consolidated Interim Financial Statements (Unaudited) of
Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2000

Non-Consolidated Interim Financial Statements (Unaudited) of
Japan Airlines Company, Ltd.
For the six months ended September 30, 2000 and 1999

To Our Stockholders and Friends

Operating Environment

Business in Japan in the first half of FY2000 saw a gradual upturn mainly in the corporate sector, and the first signs of recovery finally became evident. Under these circumstances, JAL has aggressively promoted reforms mainly through enhancement of group management including changes to in-house company structure that was started early in FY2000 and pursuit of IT strategies.

Thanks to these measures and the trend in improved corporate earnings in the first half of the year, international passenger operations were very firm; for example, demand for executive class that had decreased for several years recorded a better performance than last year on Japan-Europe and many other routes. Tourist demand in general showed a dramatic growth. On the other hand, domestic passenger demand was slightly lower than last year, mainly because of stagnant growth in the group tourist sector. Cargo operations maintained steady growth both domestically and internationally, due to the upturn of the economy.

As for related business, as part of the program to realize a healthy and strong JAL group, JAL has steadily improved its overall management. This has been achieved through an improvement in efficiency in the business operations of the whole group and enhanced profitability. These factors contributed to 874,054 million yen of sales, 70,516 million yen of operating profits, 55,758 million yen of current profits and 42,386 million yen of first-half net profits.

Passenger Operations

Domestic

Though the domestic passenger services were solid in general, demand on domestic routes has been sluggish because of the eruption of Mt. Usu, the Kyushu-Okinawa Summit, and other factors, that have directly affected group tourists. JAL has aggressively addressed price and sales challenges by competitors including new and existing carriers as well as other means of transportation by introducing and promoting a variety of discounts including 'e-wari discount', 'Maeuri 21', 'Ofuku Tokuuri super discount round air fare', 'Tokuuri discount' and 'Mini-group Maeuri' etc. from April 2000. These efforts resulted in an increase of private passengers on trunk routes, and, taking into consideration the fact that smaller aircraft are now employed for low demand routes, it is safe to say that JAL has accomplished results almost equivalent to those of last year.

Furthermore, JAL made drastic efforts to improve efficiency and productivity as a consolidated group including; raised frequency on trunk routes, and increased to three flights daily instead of two on local routes, taking advantage of increased slot allocations for arrivals and departures at Haneda Airport, thanks to the new "B" runway; transfer of equipment and local flights to JAL Express Co., Ltd.; and increased "wet leases" of aircraft and crew from Japan Transocean Air Co., Ltd. This resulted in a total passenger volume of 11.87 million and income of 169,748 million yen.

International

Demand for JAL's international services was generally good, with JAL's international passenger volume increasing by 9.1% over the corresponding period last year. This was thanks to an upturn in corporate earnings driven by the Japanese economic recovery and an increase in executive class demand in Japan-Europe and many other routes that had previously been in decline for several years. Japan Asia Airways (JAA) also achieved a 1.2% increase. The number of tourist passengers also dramatically increased due to enhanced services and aggressive sales including the enlarged JAL Goku system offering further discounts.

In May 2000, JAL became the first Japanese carrier to introduce "ticketless" service on all flights to and from the USA and Canada. With this service, no paper ticket is required so passengers don't have to worry about leaving their tickets at home or losing them; change and reissue of tickets is available by a simple phone call. Transpacific services were also strengthened in terms of customer convenience as well as better profitability by improved operations, including increased Tokyo-Los Angeles and Tokyo-Honolulu flights, transfer of flights to JALways Co., Ltd., and further expansion of code sharing with partners such as American Airlines and Air France.

These efforts led to a total of 7.67 million international passengers and an income of 368,253 million yen.

Cargo Operations

Domestic

As a result of the upturn in the economy, demand for domestic services was firm and almost equal to that of last year. JAL promoted cost-efficient operations in a variety of ways. This fiscal year, JAL established an in-house cargo company allowing more self-complete and flexible operations. The sales infrastructure has also been strengthened to enable us to handle our customers' needs positively. JAL gained a contract for handling Japan Air System's cargo at Kansai Airport, which enables us to effectively utilize our facilities and human resources during lulls in business.

Our cargo operations results: 138.156 million ton-kilometers of domestic cargo volume and 13,982 million yen of income.

International

JAL's international cargo business has enjoyed firm demand supported by constant and robust shipments of PC's, semiconductors and electronic components. We have also seen a trend of recovering demand from domestic corporations. To strengthen its competitiveness, JAL started 3 new services, 'J Speed', 'J Freight' and 'J Special' that offer on-time and speedy cargo delivery, in April 2000, and introduced the industry's first system to inform customers of the latest cargo shipment/delivery status via automatic e-mail transmission. Thanks to these factors, international

cargo volume rose by 4.8% (JAA: 13.8%) to 2,248million ton-kilometers, and operations revenue reached 77,237 million yen.

JAL also announced an alliance with Northwest Airlines which has an extensive cargo network over North America and Asia in the field of cargo operations. By such things as the utilization of code sharing, sales tie-up flights, and interconnection of the cargo information system, we aim to provide further convenience to customers and further promote the sales of cargo services.

Other Operations

As for related operations, JAL has made efforts to strengthen its comprehensive management by improving the operational efficiency of the group as a whole and gaining earnings momentum. In the airline-related business segment, we saw steady growth along with increasing demand for flights as exemplified by the fact that the number of JAL Card members rose by 8% from the end of March 2000. Total sales reached 198,880 million yen and operating profits of 6,132 million yen. In the travel services segment, international travel was firm as the total number of passengers Jalpak Co., Ltd. handled rose by 7% over the year. The total sales was 190,644 million yen, and operating income reached 2,215 million yen. In the hotel and resort operations segment, JAL Hotels Co., Ltd. enjoyed incomes from management contracts of hotels in China and Southeast Asia. At the same time with the strengthening management of individual hotels, JAL employed comprehensive measures to minimize business risk, reduce cost and expenses and improve profitability, which resulted in sales of 20,175 million yen and operating profits of 675 million yen.

Management Policy

Here at JAL, our key management policy is to establish a system capable of chalking up steady earnings based on maintaining safe flight operations and pursuing quality services, whilst returning profits to stockholders, customers and society, employees and the corporate infrastructure.

With this policy in mind, we have developed the consolidated management vision for a healthy and strong JAL group. The 2000-2002 mid-term plan gives a clear picture of business responsibility, quicker decision-making, improved profitability and enhanced group management. Towards this end, JAL has already taken the following concrete measures to optimize efficiency and increase profitability as an air business group: The transfer of flights to low cost air carriers, JALways Co., Ltd. and JAL Express; better profitability by increased flights for trunk routes with demand potential like the Tokyo-Osaka route, thanks to increased slot allocations for arrivals and departures at Haneda Airport, and stronger competitiveness by implementing three flights instead of two on local routes and improved efficiency and profitability through aggressively promoting code sharing of passenger and cargo flights in alliance with foreign carriers.

Further, in order to enhance business sector functionality, JAL introduced an in-house company system in the areas of passenger ticket sales, cargo business and maintenance/services.

As for indirect sections and departments, we have established a variety of concentrated operation centers to centralize and support indirect operations in each group company, such as financial affairs and accounting in order to contribute to efficiency improvements of operations, and cash management in the group and accounting business.

JAL is promoting 'e-JAL' or business process reengineering by integrating the IT strategies of the entire group so that consolidated management and management efficiency can be strengthened. In terms of sales, JAL has introduced special fares for the Internet, and decided to open joint international travel and joint domestic line websites for improved convenience and flexibility against varied needs. In the field of procurement, JAL participated in Aeroxchange, the largest procurement business on the web, to streamline procurements and to reduce costs and expenses.

As for corporate governance, we continue to grow into an open company disclosing ever more information to society. In this regard, in order to quicken decision-making and clarify responsibility for strategy decisions and execution as well as yearly results, we have introduced an executive officer system and a one-year office term for board members and executive officers. In accomplishing business targets as a group, we have also employed a performance accounting system for each group company in order to keep consistency with targets.

As a management index, we are aiming at an earnings per share of 10 yen or better and 2% or more return on assets (ROA) on a consolidated basis.

It is expected that, due to harsh competition in both domestic and international markets, business environments surrounding JAL will be severe. Therefore, we will continue to work to secure an operating base that can support better profitability and realize a 'healthy and strong JAL group,' while generating results that meet the expectations of our customers and investors.

December 2000

Isao Kaneko
President

Consolidated Interim Balance Sheets

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
September 30, 2000

	Millions of yen	Thousands of U.S. dollars (Note 2)
	2000	2000
Assets		
Current assets:		
Cash and time deposits	¥114,790	$1,062,870
Short-term investments in securities (Notes 1 and 3)	59,329	549,342
Accounts receivable:		
Trade	188,529	1,745,638
Unconsolidated subsidiaries and affiliates	13,986	129,500
Allowance for doubtful accounts	(2,407)	(22,287)
Flight equipment spare parts, at cost	59,754	553,277
Deferred income taxes	8,883	82,250
Prepaid expenses and other	145,003	1,342,620
Total current assets	587,870	5,443,240
Investments and advances (Notes 1 and 3):		
Unconsolidated subsidiaries and affiliates	36,009	333,416
Other (Note 1)	135,302	1,252,796
Total investments and advances	171,312	1,586,222
Property and equipment (Notes 4, 5 and 6):		
Flight equipment	1,583,953	14,666,231
Ground property and equipment	745,412	6,901,962
	2,329,366	21,568,203
Accumulated depreciation	(1,261,550)	(11,681,018)
	1,067,815	9,887,175
Advances on aircraft purchases and other	11,698	108,314
Property and equipment, net	1,079,514	9,995,500
Long-term loans (Note 6)	18,619	172,398
Deferred income taxes	17,985	166,527
Other assets	26,810	248,240
	¥1,902,111	$17,612,138
Liabilities and stockholders' equity		
Current liabilities:		
Short-term bank loans	¥ 34,130	$ 316,018
Current portion of long-term debt (Note 4)	171,819	1,590,916
Accounts payable:		
Trade	158,723	1,469,657
Construction	18,561	171,861
Unconsolidated subsidiaries and affiliates	5,465	50,601
Accrued expenses	60,244	557,814
Accrued income taxes	7,728	71,555
Deferred income taxes	60	555
Other	108,495	1,004,583
Total current liabilities	565,230	5,233,611
Long-term debt (Note 4)	949,697	8,793,490
Accrued pension and severance costs (Note 1)	102,648	950,444
Deferred income taxes	2,378	22,018
Minority interests	22,399	207,398
Commitments and contingent liabilities (Note 6)		
Stockholders' equity:		
Common stock, ¥50 par value:		
Authorized: 6,000,000,000 shares		
Issued: 1,778,943,439 shares	188,323	1,743,731
Additional paid-in capital	31,808	294,518
Retained earnings	54,916	508,481
Net unrealized gain on investments in securities, net of deferred income taxes (Notes 1 and 3)	1,987	18,398
Translation adjustments (Note 1)	(17,232)	(159,555)
	259,804	2,405,592
Common stock in treasury, at cost: 89,533 shares	(46)	(425)
Total stockholders' equity	259,758	2,405,166
	¥1,902,111	$17,612,138

The accompanying notes are an integral part of these statements.

Consolidated Interim Statement of Income

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2000

	Millions of yen 2000	Thousands of U.S. dollars (Note 2) 2000
Operating revenues:		
Passenger:		
Domestic	¥169,748	$1,571,740
International	368,253	3,409,750
Cargo:		
Domestic	13,982	129,462
International	77,237	715,157
Incidental and other revenues	244,832	2,266,962
	874,054	8,093,092
Operating expenses (Note 5):		
Flight operations	162,866	1,508,018
Maintenance	37,216	344,592
Passenger services	53,759	497,768
Aircraft and traffic servicing	92,491	856,398
Sales and advertising	103,267	956,175
General and administrative	70,338	651,277
Depreciation and amortization	43,998	407,388
Cost of incidental and other expenses	239,598	2,218,500
	803,537	7,440,157
Operating income	70,516	652,925
Non-operating income (expenses):		
Interest and dividend income	2,123	19,657
Interest expense	(16,919)	(156,657)
Exchange gain, net	1,229	11,379
Gain on securities contribution to employee retirement benefit trust	1,020	9,444
Loss on disposal of fixed assets	(1,823)	(16,879)
Loss on revaluation of investments in securities	(9,594)	(88,833)
Loss on investments in unconsolidated subsidiaries and affiliates	(2,117)	(19,601)
Loss on revaluation of other investments	(2,352)	(21,777)
Provision for accrued pension and severance costs	(1,035)	(9,583)
Equity in losses of affiliates	(117)	(1,083)
Other, net	(1,437)	(13,305)
	(31,022)	(287,240)
Income before income taxes and minority interests	39,494	365,685
Income taxes:		
Current	7,382	68,351
Deferred	(10,962)	(101,500)
	(3,579)	(33,138)
Income before minority interests	43,073	398,824
Minority interests	687	6,361
Net income	¥ 42,386	$ 392,462

The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Stockholders' Equity

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

		Millions of yen						
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Net unrealized gain on investments in securities, net of deferred income taxes (Notes 1 and 3)	Translation adjustments (Note 1)	Common stock in treasury	Total
Balance at March 31, 2000	1,778,943,439	¥188,323	¥31,808	¥17,814	¥ –	¥ –	¥(43)	¥237,903
Net income for the six months ended September 30, 2000	–	–	–	42,386	–	–	–	42,386
Cash dividends	–	–	–	(5,336)	–	–	–	(5,336)
Bonuses to directors and statutory auditors	–	–	–	(33)	–	–	–	(33)
Increase resulting from changes in scope of consolidation	–	–	–	166	–	–	–	166
Decrease resulting from changes in scope of consolidation	–	–	–	(80)	–	–	–	(80)
Other	–	–	–	–	1,987	(17,232)	(3)	(15,248)
Balance at September 30, 2000	1,778,943,439	¥188,323	¥31,808	¥54,916	¥1,987	¥(17,232)	¥(46)	¥259,758

		Thousands of U.S. dollars (Note 2)						
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on investments in securities, net of deferred income taxes (Notes 1 and 3)	Translation adjustments (Note 1)	Common stock in treasury	Total
Balance at March 31, 2000	1,778,943,439	$1,743,731	$294,518	$164,944	$ –	$ –	$(398)	$2,202,805
Net income for the six months ended September 30, 2000	–	–	–	392,462	–	–	–	392,462
Cash dividends	–	–	–	(49,407)	–	–	–	(49,407)
Bonuses to directors and statutory auditors	–	–	–	(305)	–	–	–	(305)
Increase resulting from changes in scope of consolidation	–	–	–	1,537	–	–	–	1,537
Decrease resulting from changes in scope of consolidation	–	–	–	(740)	–	–	–	(740)
Other	–	–	–	–	18,398	(159,555)	(27)	(141,185)
Balance at September 30, 2000	1,778,943,439	$1,743,731	$294,518	$508,481	$18,398	$(159,555)	$(425)	$2,405,166

The accompanying notes are an integral part of these statements.

Consolidated Interim Statement of Cash Flows

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2000

	Millions of yen	Thousands of U.S. dollars (Note 2)
	2000	2000
Operating activities		
Income before income taxes and minority interests	¥39,494	$365,685
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	43,998	407,388
Net loss on sales of, and loss on revaluation of, investments in securities	9,774	90,500
Net loss on sales of, and loss on disposal of, fixed assets	5,018	46,462
Net provision for accrued pension and severance costs	1,030	9,537
Interest and dividend income	(2,123)	(19,657)
Interest expense	16,919	156,657
Exchange gain	(469)	(4,342)
Equity in losses of affiliates	117	1,083
Increase in accounts receivable	(30,407)	(281,546)
Increase in flight equipment spare parts	(1,940)	(17,962)
Decrease in accounts payable	(1,511)	(13,990)
Other	15,094	139,759
Subtotal	94,995	879,583
Interest and dividends received	2,410	22,314
Interest paid	(15,829)	(146,564)
Income taxes paid	(5,412)	(50,111)
Net cash provided by operating activities	76,164	705,222
Investing activities		
Purchases of time deposits	(22,873)	(211,787)
Proceeds from maturity of time deposits	3,075	28,472
Purchases of fixed assets	(31,151)	(288,435)
Proceeds from sales of fixed assets	3,326	30,796
Purchases of investments in securities	(3,272)	(30,296)
Proceeds from sales and maturity of investments in securities	8,743	80,953
Addition to long-term loans receivable	(3,181)	(29,453)
Reduction of long-term loans receivable	8,304	76,888
Other	3,782	35,018
Net cash used in investing activities	(33,247)	(307,842)
Financing activities		
Decrease in short-term bank loans	(17,181)	(159,083)
Proceeds from long-term debt	26,492	245,296
Payments of long-term debt	(66,499)	(615,731)
Redemption of bonds	(2,100)	(19,444)
Dividends paid to stockholders of the Company	(5,289)	(48,972)
Other	(554)	(5,129)
Net cash used in financing activities	(65,132)	(603,074)
Effect of exchange rate changes on cash and cash equivalents	(88)	(814)
Net decrease in cash and cash equivalents	(22,305)	(206,527)
Cash and cash equivalents at beginning of period	189,715	1,756,620
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	81	750
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	(84)	(777)
Cash and cash equivalents at end of period (Notes 1 and 9)	¥167,407	$1,550,064

The accompanying notes are an integral part of these statements.

Notes to Consolidated Interim Financial Statements

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
September 30, 2000

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated interim financial statements have been compiled from the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. The information therein is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated interim financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Effective April 1, 2000, the Company was required for the first time to prepare its consolidated interim financial statements under the Securities and Exchange Law of Japan.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated interim financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 28 of the consolidated subsidiaries was June 30, 2000. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2000 through September 30, 2000 have been adjusted, if necessary.

Investments in certain significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates.

The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

c. Investments in securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities, net of deferred income taxes, is accounted for as a separate component of stockholders' equity.

Investments in non-marketable securities are stated at cost based on the moving average method.

d. Derivatives

Derivatives are stated at fair value.

e. Supplies

Supplies are principally stated at cost based on the moving average method.

f. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

In Japan, companies are permitted by tax legislation to defer certain capital gains principally arising from insurance claims by crediting them to the cost of certain properties. Such deferred gains at September 30, 2000 amounted to ¥10,439 million ($96,657 thousand).

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	–principally the declining-balance method based on their estimated useful lives
Boeing 747-400	–the straight-line method based on their estimated useful lives
Boeing 767	–the straight-line method based on their estimated useful lives
Boeing 777	–the straight-line method based on their estimated useful lives
Boeing 737	–the straight-line method based on their estimated useful lives
Douglas DC-10	–principally the declining-balance method based on their estimated useful lives
Douglas MD-11	–the straight-line method based on their estimated useful lives
Spare parts contained in flight equipment:	–principally the declining-balance method based on each aircraft's or engine's estimated useful life
Ground property and equipment:	–principally the straight-line method
Intangible fixed assets: Software	–computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

g. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

h. Accrued pension and severance costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

In addition to the lump-sum payment plan, the Company and certain significant domestic subsidiaries have established contributory funded defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan to substitute for their non-contributory funded pension plans, whereas most other domestic subsidiaries have maintained non-contributory funded pension plans.

To provide for employees' severance indemnities, net periodic pension cost (the amount recognized as the cost of a pension plan for a specific period) is accounted for based on the projected benefit obligation and the plan assets.

The cumulative effect of the adoption of a new accounting standard for pension, which amounted to ¥199,997 million ($1,851,824 thousand), is being amortized by the straight-line method over a period of fifteen years.

i. Allowance for doubtful accounts

The allowance for bad debt on receivables is provided at an estimate of the individual amounts deemed unrecoverable. The allowance for other receivables is provided based on the actual rate of receivables losses in the past.

j. Passenger revenue

Passenger revenue is principally recognized when the transportation services are rendered.

k. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and the domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

l. Hedging activities

Accounting for hedging activities

Gain or loss on derivatives designated as hedging instruments, except for derivatives on investments in securities, is deferred until the loss or gain on the underlying hedged item is recognized. Gain or loss on revaluation of investments in securities and derivatives on such securities is recognized at end of period. Foreign receivables and payables are translated at the forward foreign exchange rate if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

Hedging activities, hedging items and policy for the utilization of derivatives

The Company and consolidated subsidiaries utilize forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments (principally flight equipment and foreign accounts receivable and payable) on a consistent basis. The Company and consolidated subsidiaries also utilize interest-rate and currency swap agreements and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on the consolidated operating results. The Company has also entered into a variety of swaps and options in the commodities market in its management of risk exposure related to fuel prices. In addition, certain consolidated subsidiaries utilize interest-rate swaps to offset fluctuations in the fair market value of their investments in securities resulting from fluctuations in interest rates.

Assessment of effectiveness of hedging activities and risk control system

The Company enters into hedging transactions in accordance with the guidelines and strategies established by management. The routine operations of the department which is responsible for hedging transactions have been examined by other departments. The results of gains and losses on the hedging instruments and an assessment of hedge effectiveness, which is performed both at inception and on an ongoing basis, are reported at the meetings of the related department managers on a timely basis. The consolidated subsidiaries also follow their hedging procedures.

m. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

n. Cash equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

o. New Accounting Standards

Accounting for financial instruments

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. The effect of this change in method of accounting was to decrease income before income taxes and minority interests by ¥13,277 million ($122,935 thousand).

In addition, new accounting standard requires that securities be classified into three categories: trading, held-to-maturity, or others. At September 30, 2000, the Company and consolidated subsidiaries did not hold any securities classified as trading or held-to-maturity. Accordingly, the Company presented all securities maturing within one year after the balance sheet date as "short-term investments in securities" and all other securities as "other investments and advances" in the consolidated interim balance sheet.

Accounting for pension

Effective April 1, 2000, the Company adopted a new accounting standard for pension. The effect of this change in method of accounting was to decrease operating income by ¥2,142 million ($19,833 thousand) and income before income taxes and minority interests by ¥2,245 million ($20,787 thousand).

Accounting for foreign currency accounts

Effective April 1, 2000, the Company adopted a new accounting standard for foreign currency accounts. The effect of this change in method of accounting was to decrease income before income taxes and minority interests by ¥324 million ($3,000 thousand).

In addition, new accounting standards require that translation adjustments arising from the translation of the financial statements of consolidated subsidiaries and affiliates accounted for by the equity method be recognized as a separate component of stockholders' equity.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥108 = U.S.$1.00, the approximate exchange rate prevailing on September 30, 2000, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Fair Value of Securities

Net unrealized gain on investments in securities, which was been accounted for as a separate component of stockholders' equity, at September 30, 2000, is summarized as follows:

			Millions of yen
	Acquisition costs	Carrying value	Net unrealized gain
Stocks	¥22,523	¥27,015	¥4,492
Bonds	25,740	25,851	111
Other	1,481	1,518	37
	¥49,744	¥54,385	¥4,640

			Thousands of U.S. dollars
	Acquisition costs	Carrying value	Net unrealized gain
Stocks	$208,546	$250,138	$41,592
Bonds	238,333	239,361	1,027
Other	13,712	14,055	342
	$460,592	$503,564	$42,962

Investments in securities, which were not stated at fair value in the consolidated balance sheet at September 30, 2000, amounted to ¥68,499 million ($634,250 thousand).

4. Pledged Assets

A summary of assets pledged as collateral for long-term debt at September 30, 2000 is as follows:

	Millions of Yen	Thousands of U.S. dollars
Flight equipment, net of accumulated depreciation	¥395,117	$3,658,490
Ground property and equipment, net of accumulated depreciation, and other	105,822	979,833
	¥500,939	$4,638,324

5. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2000, and the related depreciation and interest expense for the six months ended September 30, 2000 which would have been reflected in the balance sheet and the related statement of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

			Millions of yen
	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥426,293	¥19,812	¥446,105
Less accumulated depreciation	213,579	13,604	227,184
Net book value	¥212,713	¥ 6,207	¥218,921

			Thousands of U.S. dollars
	Flight equipment	Ground property and equipment	Total
Acquisition costs	$3,947,157	$183,444	$4,130,601
Less accumulated depreciation	1,977,583	125,962	2,103,555
Net book value	$1,969,564	$ 57,472	$2,027,046

	Millions of yen	Thousands of U.S. dollars
Depreciation expense	¥20,411	$188,990
Interest expense	¥ 4,588	$ 42,481

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥23,531 million ($217,879 thousand) for the six months ended September 30, 2000.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2000 is as follows:

	Millions of yen	Thousands of U.S. dollars
Within 1 year	¥ 39,171	$ 362,694
Over 1 year	217,268	2,011,740
	¥256,440	$2,374,444

Future rental expenses under operating leases outstanding at September 30, 2000 are as follows:

	Millions of yen	Thousands of U.S. dollars
Within 1 year	¥13,606	$125,981
Over 1 year	69,832	646,592
	¥83,438	$772,574

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2000 and the related depreciation and interest revenue for the six months ended September 30, 2000, which would have been reflected in the balance sheet and the related statement of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen		
	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥5,752	¥6,101
Less accumulated depreciation	203	3,681	3,885
Net book value	¥144	¥2,070	¥2,215

	Thousands of U.S. dollars		
	Flight equipment	Ground property and equipment	Total
Acquisition costs	$3,222	$53,259	$56,490
Less accumulated depreciation	1,879	34,083	35,972
Net book value	$1,333	$19,166	$20,509

	Millions of yen	Thousands of U.S. dollars
Depreciation expense	¥479	$4,435
Interest revenue	¥ 69	$ 638

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥566 million ($5,240 thousand) for the six months ended September 30, 2000.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2000 is as follows:

	Millions of yen	Thousands of U.S. dollars
Within 1 year	¥ 891	$ 8,250
Over 1 year	1,500	13,888
	¥2,392	$22,148

Future rental revenues under operating leases outstanding at September 30, 2000 are as follows:

	Millions of yen	Thousands of U.S. dollars
Within 1 year	¥ 85	$ 787
Over 1 year	28	259
	¥113	$1,046

6. Commitments and Contingent Liabilities

The Company leases aircraft, office space, warehouses and office equipment. These leases are customarily renewed upon expiration.

At September 30, 2000, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥19,577 million ($181,268 thousand). In addition, at September 30, 2000, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥3,760 million ($34,814 thousand).

In addition, at September 30, 2000, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds payable in the aggregate amount of ¥60,000 million ($555,555 thousand).

Under a new accounting standard for financial instruments effective April 1, 2000, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities; however, loans sold before March 31, 2000 are permitted to be taken off the consolidated interim balance sheet based on the risk-reward approach and this has been disclosed in a note to the consolidated interim financial statements. At September 30, 2000, such loans amounted to ¥54,146 million ($501,351 thousand) in the aggregate.

7. Amounts Per Share

Net income per share and diluted net income per share have been computed based on the weighted average number of shares of common stock outstanding during the period.

	yen	U.S. dollars
Net income	¥23.83	$0.220
Diluted net income	¥23.79	$0.220

Net assets per share have been computed based on the number of shares of common stock outstanding at the balance sheet date.

	yen	U.S. dollars
Net assets	¥146.03	$1.352

8. Segment Information

The Company and consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and consolidated subsidiaries and, accordingly, have been included in "Other".

a. Business segment information

The business segment information of the Company and consolidated subsidiaries for the six months ended September 30, 2000 is summarized as follows:

Millions of yen

	Air transportation	Travel services	Hotel and resort operations	Other	Total	Intercompany eliminations	Consolidated
Sales to outside parties	¥587,009	¥187,391	¥17,763	¥ 81,889	¥ 874,054	¥ –	¥874,054
Intra-group sales and transfers	91,810	3,252	2,411	116,990	214,465	(214,465)	–
Total	678,819	190,644	20,175	198,880	1,088,520	(214,465)	874,054
Operating expenses	615,966	188,428	19,499	192,748	1,016,642	(213,104)	803,537
Operating income	¥ 62,853	¥ 2,215	¥ 675	¥ 6,132	¥ 71,877	¥ (1,360)	¥ 70,516

Thousands of U.S. dollars

	Air transportation	Travel services	Hotel and resort operations	Other	Total	Intercompany eliminations	Consolidated
Sales to outside parties	$5,435,268	$1,735,101	$164,472	$ 758,231	$8,093,092	$ –	$8,093,092
Intra-group sales and transfers	850,092	30,111	22,324	1,083,240	1,985,787	(1,985,787)	–
Total	6,285,361	1,765,222	186,805	1,841,481	10,078,888	(1,985,787)	8,093,092
Operating expenses	5,703,388	1,744,703	180,546	1,784,703	9,413,351	(1,973,185)	7,440,157
Operating income	$ 581,972	$ 20,509	$ 6,250	$ 56,777	$ 665,527	$ (12,592)	$ 652,925

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the six months ended September 30, 2000 are summarized as follows:

	Millions of yen			
	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥199,990	¥173,887	¥107,617	¥481,495
Consolidated operating revenues				¥874,054
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.9%	12.3%	55.1%

	Thousands of U.S. dollars			
	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	$1,851,759	$1,610,064	$996,453	$4,458,287
Consolidated operating revenues				$8,093,092
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.9%	12.3%	55.1%

c. Geographic information

For the six months ended September 30, 2000, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

9. Cash and Cash Equivalents

The components of cash and cash equivalents at September 30, 2000 are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and time deposits	¥114,790	$1,062,870
Time deposits with maturities of more than three months	(24,498)	(226,833)
Marketable securities with maturities of three months or less	56,858	526,462
Short-term investments with maturities of three months or less	27,794	257,351
Credit balances of current accounts included in short-term bank loans	(7,536)	(69,777)
	¥167,407	$1,550,064

To the Board of Directors of Japan Airlines Company, Ltd.

We have performed semiannual audit procedures relating to the semiannual financial statements of Japan Airlines Company, Ltd. for the six months ended September 30, 2000, and have issued our report thereon dated December 11, 2000, as set forth below. The procedures followed were in accordance with the standards for audits of consolidated interim financial statements promulgated by the Business Accounting Deliberation Council of Japan (the "BADC"), an advisory committee to the Minister of Finance. The procedures performed in accordance with such semiannual auditing standards are in certain respects different from, and more limited than, those required for an examination of annual financial statements conducted in accordance with auditing standards generally accepted in Japan.

We have issued the following report:

Pursuant to Article 193-2 of the Securities and Exchange Law, we have performed semiannual audit procedures to the accompanying consolidated interim balance sheets of Japan Airlines Company, Ltd. and consolidated subsidiaries as of September 30, 2000, and the related consolidated interim statements of income, stockholders' equity, and cash flows for the six months then ended. Our semiannual audit procedures were performed in accordance with generally accepted semiannual auditing standards promulgated by the BADC.

In our opinion, the accompanying consolidated interim financial statements present useful accounting information of Japan Airlines Company, Ltd. and consolidated subsidiaries for the semiannual financial period ended September 30, 2000 in compliance with generally accepted accounting principles applicable to the preparation of consolidated interim financial statements promulgated by the BADC.

The semiannual financial statements of Japan Airlines Company, Ltd. referred to above are not presented separately herein. The accompanying consolidated interim financial statements of Japan Airlines Company, Ltd. and consolidated subsidiaries have been derived from the semiannual financial statements referred to above as outlined in Note 1.

As described in Note 1 to the consolidated interim financial statements, Japan Airlines Company, Ltd. has adopted new accounting standards for financial instruments, pension and foreign currency accounts in the preparation of its consolidated interim financial statements for the six months ended September 30, 2000.

Century Ota Showa & Co.

December 11, 2000

Non-Consolidated Interim Balance Sheets

Japan Airlines Company, Ltd.

September 30, 2000 and 1999

	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars (Note 2) 2000
Assets			
Current assets:			
Cash and time deposits	¥ 68,912	¥ 64,641	$ 638,074
Short-term investments in securities (Note 1)	55,178	78,750	510,907
Accounts receivable:			
Trade	104,181	81,032	964,638
Subsidiaries and affiliates	56,125	40,384	519,675
Allowance for doubtful accounts	(455)	(288)	(4,212)
Flight equipment spare parts, at cost	56,947	55,196	527,287
Deferred income taxes	5,101	–	47,231
Prepaid expenses and other	80,962	52,210	749,648
Total current assets	426,955	371,927	3,953,287
Investments and advances:			
Subsidiaries and affiliates	135,818	153,782	1,257,574
Other (Note 1)	72,292	38,445	669,370
Total investments and advances	208,111	192,228	1,926,953
Property and equipment (Note 4):			
Flight equipment	1,333,004	1,303,450	12,342,629
Ground property and equipment	452,299	453,815	4,187,953
	1,785,303	1,757,265	16,530,583
Accumulated depreciation	(956,921)	(940,926)	(8,860,379)
	828,382	816,339	7,670,203
Advances on aircraft purchases and other	10,742	25,080	99,462
Property and equipment, net	839,124	841,419	7,769,666
Long-term loans	13,536	15,114	125,333
Deferred income taxes	8,059	–	74,620
Other assets	24,314	25,977	225,129
	¥1,520,101	¥1,446,667	$14,075,009
Liabilities and stockholders' equity			
Current liabilities:			
Current portion of long-term debt (Note 4)	¥ 102,969	¥ 45,597	$ 953,416
Accounts payable:			
Trade	109,803	102,203	1,016,694
Construction	8,692	6,270	80,481
Subsidiaries and affiliates	43,187	41,143	399,879
Accrued expenses	40,963	33,628	379,287
Accrued income taxes	308	5,348	2,851
Other	91,733	86,156	849,379
Total current liabilities	397,658	320,347	3,682,018
Long-term debt	750,112	794,617	6,945,481
Accrued pension and severance cost (Note 1)	82,393	83,444	762,898
Reserve for loss on investments in subsidiaries and affiliates	7,364	815	68,185
Commitments and contingent liabilities (Note 6)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized: 6,000,000,000 shares			
Issued: 1,778,943,439 shares	188,323	188,323	1,743,731
Additional paid-in capital	31,808	31,808	294,518
Legal reserve (Note 3)	1,068	534	9,888
Retained earnings	59,486	26,776	550,796
Net unrealized gain on investments in securities, net of deferred income taxes (Note 1)	1,885	-	17,453
Total stockholders' equity	282,571	247,442	2,616,398
	¥1,520,101	¥1,446,667	$14,075,009

The accompanying notes are an integral part of these statements.

Non-Consolidated Interim Statements of Income and Retained Earnings

Japan Airlines Company, Ltd.

Six months ended September 30, 2000 and 1999

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	2000
Operating revenues:			
Passenger:			
Domestic	¥149,301	¥142,675	$1,382,416
International	335,556	308,614	3,107,000
Cargo:			
Domestic	12,988	13,280	120,259
International	72,780	71,248	673,888
Incidental and other revenues	74,914	63,548	693,648
	645,542	599,366	5,977,240
Operating expenses (Note 5):			
Flight operations	176,061	157,767	1,630,194
Maintenance	48,364	50,731	447,814
Passenger services	67,873	69,681	628,453
Aircraft and traffic servicing	109,017	114,431	1,009,416
Sales and advertising	98,281	89,888	910,009
General and administrative	20,676	20,156	191,444
Depreciation and amortization	31,690	31,555	293,425
Cost of incidental and other expenses	36,910	35,076	341,759
	588,876	569,289	5,452,555
Operating income	56,666	30,076	524,685
Non-operating income (expenses):			
Interest and dividend income	2,696	2,988	24,962
Interest expense	(14,382)	(15,905)	(133,166)
Exchange loss, net	(593)	(4,176)	(5,490)
Aircraft purchase incentives	–	1,655	–
Gain on sales of aircraft	8	4,132	74
Special termination benefits	–	(4,027)	–
Loss on disposal of fixed assets	(577)	(1,149)	(5,342)
Loss on revaluation of investments in subsidiaries and affiliates	(8,244)	(908)	(76,333)
Provision for reserve for loss on investments in securities	(1,598)	(559)	(14,796)
Loss on revaluation of other investments	(1,398)	–	(12,944)
Other, net	(2,549)	14	(23,601)
	(26,635)	(17,938)	(246,620)
Income before income taxes	30,031	12,138	278,064
Income taxes:			
Current	728	5,774	6,740
Deferred	(9,189)	–	(85,083)
Net income	38,491	6,364	356,398
Retained earnings at beginning of period	26,865	26,282	248,750
Cash dividends paid	(5,336)	(5,336)	(49,407)
Transfer to legal reserve	(534)	(534)	(4,944)
Retained earnings at end of period	¥ 59,486	¥ 26,776	$550,796

The accompanying notes are an integral part of these statements.

Notes to Non-Consolidated Interim Financial Statements

Japan Airlines Company, Ltd.
September 30, 2000

1. Summary of Significant Accounting Policies

The accompanying non-consolidated interim financial statements are prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated interim financial statements except that investments in subsidiaries and affiliates are stated at cost.

The Company maintains its accounting records and prepares its non-consolidated interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated interim financial statements have been compiled from the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. The information therein is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, the accompanying non-consolidated interim financial statements are not intended to present the non-consolidated interim financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts previously reported have been reclassified to conform to the current year's classifications.

New Accounting Standards

Accounting for financial instruments

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. The effect of this change in method of accounting was to decrease income before income taxes by ¥10,678 million ($98,870 thousand).

In addition, new accounting standard requires that securities be classified into three categories: trading, held-to-maturity, or others. At September 30, 2000, the Company did not hold any securities classified as trading or held-to-maturity. Accordingly, the Company presented all securities maturing within one year after the balance sheet date as "short-term investments in securities" and all other securities as "other investments and advances" in the non-consolidated interim balance sheet.

Accounting for pension

Effective April 1, 2000, the Company adopted a new accounting standard for pension.

The effect of this change in method of accounting was to decrease operating income by ¥1,160 million ($10,740 thousand) and income before income taxes by ¥226 million ($2,092 thousand).

Accounting for foreign currency accounts

Effective April 1, 2000, the Company adopted a new accounting standard for foreign currency accounts. The effect of this change in method of accounting was to decrease income before income taxes by ¥366 million ($3,388 thousand).

2. U.S. Dollar Amounts

The same method of translating yen amounts into U.S. dollar amounts as that described in Note 2 to the consolidated interim financial statements has been followed.

3. Legal Reserve

In accordance with the provisions of the Commercial Code of Japan, the Company has provided a legal reserve by appropriating retained earnings. The legal reserve may be used to reduce or eliminate a deficit or may be transferred to stated capital through suitable stockholders' or directors' action but is not available for the payment of dividends.

4. Pledged Assets

A summary of assets pledged as collateral for long-term debt at September 30, 2000 and 1999 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Flight equipment, net of accumulated depreciation	¥368,607	¥314,488	$3,413,027
Ground property and equipment, net of accumulated depreciation, and other	21,882	23,767	202,611
	¥390,490	¥338,256	$3,615,648

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2000 and 1999, and the related depreciation expense and interest expense for the six months ended September 30, 2000 and 1999, respectively, which would have been reflected in the non-consolidated interim balance sheets and the related non-consolidated interim statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen		
September 30, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥493,906	¥25,573	¥519,480
Less accumulated depreciation	240,937	18,318	259,256
Net book value	¥252,969	¥ 7,254	¥260,224

	Thousands of U.S. dollars		
September 30, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	$4,573,203	$236,787	$4,810,000
Less accumulated depreciation	2,230,898	169,611	2,400,518
Net book value	$2,342,305	$ 67,166	$2,409,481

	Millions of yen		
September 30, 1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥485,901	¥29,953	¥515,855
Less accumulated depreciation	197,349	18,478	215,828
Net book value	¥288,552	¥11,474	¥300,027

Six months September 30,	Millions of yen 2000	1999	Thousands of U.S. dollars 2000
Depreciation expense	¥23,944	¥22,738	$221,703
Interest expense	¥ 5,568	¥ 6,272	$ 51,555

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥27,516 million ($254,777 thousand), and ¥26,650 million for the six months ended September 30, 2000 and 1999, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2000 and 1999 was as follows:

September 30,	Millions of yen 2000	1999	Thousands of U.S. dollars 2000
Within 1 year	¥ 46,027	¥ 43,001	$ 426,175
Over 1 year	258,384	297,261	2,392,444
	¥304,412	¥340,262	$2,818,629

Future rental expenses under operating leases outstanding at September 30, 2000 and 1999 were as follows:

September 30,	Millions of yen 2000	1999	Thousands of U.S. dollars 2000
Within 1 year	¥10,193	¥11,515	$ 94,379
Over 1 year	40,597	47,312	375,898
	¥50,790	¥58,827	$470,277

6. Commitments and Contingent Liabilities

See Note 6 to the consolidated interim financial statements with respect to the Company's contingent liabilities under debt assumption agreements.

At September 30, 2000, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥15,653 million ($144,935 thousand). In addition, at September 30, 2000, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥46,701 million ($432,416 thousand).

Under a new accounting standard for financial instruments effective April 1, 2000, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishments of liabilities; however, loans sold before March 31, 2000 are permitted to be taken off the non-consolidated interim balance sheet based on the risk-reward approach and this has been disclosed in a note to the non-consolidated interim financial statements. At September 30, 2000, such loans amounted to ¥54,146 million ($501,351 thousand) in the aggregate.

To the Board of Directors of Japan Airlines Company, Ltd.

We have performed semiannual audit procedures relating to the semiannual financial statements of Japan Airlines Company, Ltd. for the six months ended September 30, 2000 and 1999, and have issued our reports thereon dated December 11, 2000 and December 9, 1999, respectively, as set forth below. The procedures followed were in accordance with auditing standards for the audit of non-consolidated interim financial statements promulgated by the Business Accounting Deliberation Council of Japan (the "BADC"), an advisory committee of the Minister of Finance. The procedures performed in accordance with such semiannual auditing standards are in certain respects different from, and more limited than, those required for an examination of annual financial statements conducted in accordance with auditing standards generally accepted in Japan.

We have issued the following reports:

Pursuant to Article 193-2 of the Securities and Exchange Law, we have performed semiannual audit procedures to the accompanying non-consolidated interim balance sheets of Japan Airlines Company, Ltd. as of September 30, 2000 and 1999, and the related non-consolidated interim statements of income and retained earnings for the six months then ended. Our semiannual audit procedures were performed in accordance with generally accepted semiannual auditing standards promulgated by the BADC.

In our opinion, the accompanying non-consolidated interim financial statements present useful accounting information of Japan Airlines Company, Ltd. for the semiannual financial periods ended September 30, 2000 and 1999 in compliance with generally accepted accounting principles applicable to the preparation of non-consolidated interim financial statements promulgated by the BADC.

The semiannual financial statements of the Company referred to above are not presented separately herein. The accompanying non-consolidated interim financial statements of Japan Airlines Company, Ltd. have been derived from the semiannual financial statements referred to above as outlined in Note 1.

As described in Note 1 to the non-consolidated interim financial statements, Japan Airlines Company, Ltd. has adopted new accounting standards for financial instruments, pension and foreign currency accounts in the preparation of their non-consolidated financial statements for the six months ended September 30, 2000.

Century Ota Showa & Co.

December 11, 2000

Operating Statistics (Non-Consolidated)

Japan Airlines Company, Ltd.

Six months ended September 30, 2000 and 1999

		2000	1999	Change (%)
Revenue Passengers Carried: (No. of Persons)	Domestic	10,216,534	10,535,017	97.0
	International	6,895,406	6,320,382	109.1
	Total	**17,111,940**	**16,855,399**	**101.5**
Revenue Passenger-Km: (1,000 Passenger-Km)	Domestic	8,497,503	8,817,883	96.4
	International	37,470,199	34,012,774	110.2
	Total	**45,967,702**	**42,830,657**	**107.3**
Available Seat-Km: (1,000 Seat-Km)	Domestic	12,636,178	13,350,559	94.6
	International	49,025,555	46,682,453	105.0
	Total	**61,661,733**	**60,033,012**	**102.7**
Revenue Passenger-Load Factor (%; percentage point)	Domestic	67.2	66.0	1.2
	International	76.4	72.9	3.5
	Total	**74.5**	**71.3**	**3.2**
Revenue Freight Ton-Km Performed: (1,000 Ton-Km)	Domestic	133,008	131,071	101.5
	International	2,183,234	2,084,200	104.8
	Total	**2,316,241**	**2,215,271**	**104.6**
Revenue Ton-Km Performed: (1,000 Ton-Km)	Domestic	790,688	813,750	97.2
	International	5,728,524	5,306,538	108.0
	Total	**6,519,211**	**6,120,288**	**106.5**
Available Ton-Km: (1,000 Ton-Km)	Domestic	1,429,691	1,511,516	94.6
	International	7,907,214	7,531,455	105.0
	Total	**9,336,905**	**9,042,970**	**103.3**
Revenue Weight-Load Factor: (%; percentage point)	Domestic	55.3	53.8	1.5
	International	72.4	70.5	1.9
	Total	**69.8**	**67.7**	**2.1**

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for revenue passengers carried, have been rounded.

JAL Highlights

Japan Airlines Company, Ltd.

April	Launched code-sharing flights between Tokyo/Osaka and Zurich with Swissair. Increased flights between Nagoya and Tianjin. Increased flights between Osaka and Seoul. Commenced J-Products, new transportation services offered by the in-house cargo company.
May	Introduced 'e-wari' discount, the first-in-Japan internet ticket discounts for domestic flights. Introduced the first-in-Japan 'e-ticket service' for international flights. Started the first seat vacancies and departure/arrival guidance service taking advantage of a telephone voice recognition system.
June-September	Conducted the 'JAL ACTIVE Hokkaido 2000' campaign.
July	Expanded departures and arrivals on nine routes at Tokyo Haneda Airport. JAL, JAS and ANA started providing a shuttle service between Osaka and Tokyo. Established a new subsidiary, J-Sales Okinawa. Operated special flights for the Kyushu-Okinawa Summit Meeting 2000.
August	Operated four round trip charter frights between Osaka (Kansai) and Havana, Cuba.
September	Northwest-JAL code-sharing and interline space agreements became effective. Transported Japanese representative players and athletes as well as officials as the JOC official airline for the Sydney 2000 Olympic Games.
October	Started operations of the Internet Help Desk Published the Environment Report 2000. With American Airlines, commenced code-sharing flights between the U.S. and Canada/Mexico.
November	Started code-sharing arrangements with Alitalia on all Japan-Italy flights Launched the first direct flight service between Narita and Ho Chi Minh City. Established a joint website with the domestic airlines (JAL, JAS and ANA).

Fleet (Non-Consolidated)

(As of September 30, 2000)

pe of Aircraft	Number
Boeing 747-400	31 [9]
Boeing 747LR	14 [13]
Boeing 747SR	3[0]
Boeing 747F	0 [9]
Boeing 767	10 [12]
Boeing 737	1 [3]
Boeing 777	4 [6]
Douglas MD-11	2 [8]
Douglas DC-10	8 [4]
TOTAL	73[64]

Notes: The numbers refer to JAL-owned aircraft.
The bracketed numbers refer to aircraft on lease.

Japan Airlines Co., Ltd.

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan

Investor Information

(As of September 30, 2000)

Date of Foundation:	August 1, 1951
Head Office:	4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan Phone: 03-5460-3191 Fax: 03-5460-5929
Domestic Offices:	23 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, and Naha
Overseas Offices:	32 offices in major cities, including New York, London, Paris, Moscow, Sydney, Beijing, and Hong Kong
Paid-in Capital:	¥188,323,835,984
Number of shares of Common Stock:	Authorized 6,000,000,000 shares Issued 1,778,943,439 shares
Floating Stock:*	32.89%
Number of Stockholders:*	241,437, including 470 non-Japanese
Stock Listings:	Tokyo, Osaka, and Nagoya stock exchanges; Depositary receipts traded through the NASDAQ System and SEAQ International
Fiscal Year-End:	March 31
General Meeting of Stockholders:	June
Stock Transfer Agent:	The Toyo Trust & Banking Co., Ltd. Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Date for Confirmation of Stock Ownership:	March 31
Newspaper for Public Notices:	Nihon Keizai Shimbun
Auditor:	Century Ota Showa & Co.

**As of March 31, 2000*

Printed in Japan

6. Semiannual Report for the six months ended September 30, 1999

02 SEP -6 AM 9:30

JAL

Japan Airlines

SEMIANNUAL REPORT

For the six months ended September 30, 1999

FINANCIAL HIGHLIGHTS

JAPAN AIRLINES COMPANY, LTD.
Six months ended September 30, 1999 and 1998 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	1999	1998	1999
Operating Revenues	¥ 599,366	¥ 615,115	$ 5,654,399
Operating Income	30,076	27,750	283,744
Net Income	6,364	18,273	60,042
Total Assets	1,446,667	1,533,392	13,647,808
Stockholders' Equity	247,442	238,406	2,334,366
Net Income per Share (yen and dollars)	¥3.58	¥10.27	$0.033

Note: Amounts in U.S. dollars are included solely for convenience at the rate of ¥106=US$1.


JAL

To Our Stockholders and Friends

During the first half of the fiscal year, Japan's economy showed a gradual improvement. Despite weakness in personal income levels and a difficult business climate, there was a limited rebound in personal spending, and corporate earnings showed signs of revival.

Demand for JAL's international passenger and cargo services was solid, led by strength in Asia as it emerges from the economic turmoil caused by the region's currency crisis. Results were also supported by healthy demand for travel between the U.S. and Asia via Japan. Within Japan, although passenger numbers were affected by the entry of new airlines on some routes, JAL was able to post gains in passengers and cargo as Japan's economy began to recover.

Although demand recovered, low fares became increasingly prevalent. To overcome this challenge, JAL took steps to improve services for passengers and raise profitability. On international routes, service was started on new routes and frequency raised on others. Code sharing agreements were also used to expand our service network. On domestic routes, JAL used smaller aircraft, reduced or suspended flights and transferred some routes to subsidiaries to improve profitability on low-volume routes. At the same time, service was increased on trunk routes.

As a result, total passenger and cargo volume increased 6.9% to 6,120.2 ton-kilometers. Nevertheless, continuing declines in passenger yields on international and domestic routes caused operating revenues to decrease 2.6% to ¥599.3 billion. Due to the implementation of a variety of cost-cutting measures, operating expenses fell 3.1% to ¥569.2 billion. This resulted in operating income of ¥30.0 billion and net income of ¥6.3 billion.

Passenger Operations

Domestic

Demand on domestic routes at JAL increased. An improving economy and efforts to attract passengers from Shinkansen "bullet" trains offset the effect of competition from new entrants on certain routes. Frequency was increased on flights between Kansai and Haneda, Okinawa and Sapporo. Frequency also rose on service between Fukuoka and Nagoya to attract business travelers. In addition, there are more flights between Nagoya and Kagoshima and the Fukushima-Sapporo route was upgraded to full-year service. Flights between Osaka (Itami) and Nagasaki, Kumamoto and Oita were transferred to JAL Express Co., Ltd. and JAL increased the number of "wet leases" of aircraft from JAL Express and Japan Transocean Air Co., Ltd.

To offer more appealing fares, JAL dramatically increased the number of routes and flights where the *Tokuuri kippu* is applicable as well as the applicability of the *Super Tokuuri* discount round-trip fare.

To bolster marketing efforts, JAL On-line, which allows customers to make reservations from a PC using a JAL CD-ROM, became available throughout Japan, greatly enhancing convenience for business travelers.

Due to these efforts, the number of passengers on domestic routes increased 2.6% to 10.53 million, but operating revenues decreased 2.4% to ¥142.6 million as competition brought down the passenger yield.

International

The beginning of an economic upturn in Japan helped increase demand for seats on JAL's international flights, particularly those operating between Japan and South Korea, Guam, Saipan and China. The number of economy class passengers was up considerably. But weakness in business travel demand along with the migration of passengers from upper to economy classes brought down the numbers of first and executive class passengers.

On international routes, service was inaugurated between Nagoya and Guam and Kansai and Chicago while frequency was raised on Narita-Dallas and Narita-Las Vegas services. Code sharing was expanded through three partners: Osaka-Hong Kong and Nagoya-Hong Kong with Cathay Pacific Airways; Narita-Vancouver with Canadian Airlines; and on 28 routes with American Airlines. As part of our comprehensive alliance with British Airways, we linked the JAL Mileage Bank with the frequent flyer program of this partner.

In terms of fares, the popular JAL *Goku* fare system, which offers discounts with reliability, was greatly enlarged. *Special Goku* celebrated the fifth anniversary of this fare. *Maeuri Goku 21* and *35* reduce the minimum time before purchase by one week each. *Family Goku 21* was launched to target family vacations to Hawaii. And *Maeuri Goku 21* was expanded to 22 more destinations.

To upgrade sales efforts, JAL launched e-travel, a Web site operated by a JAL Group member. The site gives its members access to a broad range of services including reservations and tickets purchases using credit cards.

The result was a 10.2% increase in the number of JAL's international passengers to 6.32 million. However, operating revenues decreased 3.0% to ¥307.4 billion because of the impact on yield of the shift in passengers to economy class.

Cargo Operations

On domestic routes, cargo volumes increased because of favorable economic trends in Japan. Growth in parcels was a big contributor. Produce and other perishables also increased despite weakness in some categories due to unfavorable weather. Although JAL was faced with intensifying competition, a concerted marketing effort was made in an attempt to raise demand on all routes. This enabled JAL to achieve 6.7% growth in cargo volume to 131.0 ton-kilometers and a 2.2% increase in operating revenues to ¥10.2 billion.

On international routes, export volumes increased due to growth in shipments from Southeast Asia, where economies are improving, and higher demand on U.S. routes from the summer onward. Import volumes climbed as well, paced by the good performance of Southeast Asian routes, especially for PCs.

During the period, JAL resumed service to Atlanta and, at the same time, enlarged its New South Network trucking service in the U.S. South. In Miami, JAL's cargo terminal was moved to larger quarters to increase flexibility in handling U.S. and Latin American shipments. JAL's cargo sales and transportation system in the Americas was consolidated to better provide customers with quick services of a uniformly high quality. One more move was the establishment of a system to more efficiently utilize space on freighters on U.S. routes. At Narita, ISO 9001 certification was awarded to JAL's import cargo warehouse, consignment export warehouse and domestic cargo operations. Our Narita export operations were certified in 1998.

Due to these factors, international cargo volume rose 8.6% to 2,084.2 million ton-kilometers, but the yen's appreciation caused operating revenues to fall 3.2% to ¥67.5 billion.

Other Operations

In other operations, which represents mainly postal shipping and incidental businesses, operating revenues decreased 0.7% to ¥71.4 billion.

Medium-Term Management Plan

JAL fundamental policy is to sustain an organization capable of generating stable earnings while observing the highest standards of safety and services. We believe that this is the best way in which we can offer benefits to stockholders, customers and society, and employees while improving the soundness of JAL's operating base.

Our medium-term management plan sets forth a blueprint for creating a highly competitive JAL Group made up of a seamlessly linked family of companies. To achieve this goal, we are reorganizing JAL and its group members to improve consolidated financial performance. In airline operations, we will wherever possible use JALways Co., Ltd. on international routes and JAL Express on domestic routes to maximize productivity. JAL will operate flights on trunk lines and act as a holding company to oversee the activities of group companies.

We have taken several actions to improve JAL's corporate governance. We significantly cut the number of directors, eliminated the senior adviser position, established the corporate executive officer position and instituted one-year terms for directors and corporate executive officers. Through these initiatives, JAL will be able to make decisions faster, more clearly divide responsibility for strategic decisions and operating oversight, and determine accountability for accomplishing financial goals. To manage the group in line with a consistent strategy, we will build a strategic management information system, bolster our auditing capability and take other steps to allow JAL to supervise the operations of all group companies.

We have established concrete goals. By the fiscal year ending in March 2002, JAL aims to raise net income per share to at least ¥10 and the return on assets to at least 2%. To achieve these goals, we need to make further radical changes throughout the organization. Specifically, we must cut costs faster and more quickly restructure our marketing and sales organizations while drawing on the latest advances in information technology. Only in this way can we hope to maximize JAL's revenues. As one aspect of this drive, we will organize passenger ticket sales, cargo operations and maintenance operations into three internal companies. Supporting passenger sales is a new sales subsidiary. These actions will further clarify lines of responsibility and make JAL more cost competitive.

We will continue to work to secure an operating a base that can support a steady dividend while generating results that meet the expectations of our customers and investors.

December 1999

Isao Kaneko
President

Non-Consolidated Interim Balance Sheets (Unaudited)

JAPAN AIRLINES COMPANY, LTD.
September 30, 1999 and 1998

	Millions of yen 1999	Millions of yen 1998	Thousands of U.S. dollars (Note 2) 1999
ASSETS			
Current assets:			
Cash	¥ 56,493	¥ 41,120	$ 532,961
Time deposits	8,147	37,855	76,864
Marketable securities, at cost (Note 3)	78,750	102,980	742,933
Accounts receivable (Note 7):			
Trade (Note 6)	81,032	89,157	764,452
Subsidiaries and affiliates	40,384	42,769	380,984
Allowance for doubtful accounts	(288)	(525)	(2,724)
Flight equipment spare parts, at cost	55,196	54,189	520,721
Prepaid expenses and other	52,210	67,442	492,556
Total current assets	371,927	434,989	3,508,749
Investments and advances:			
Subsidiaries and affiliates	153,782	148,025	1,450,779
Others, at cost	38,445	27,048	362,695
Total investments and advances	192,228	175,074	1,813,475
Property and equipment (Notes 4 and 5):			
Flight equipment	1,303,450	1,341,329	12,296,699
Ground property and equipment	453,815	454,241	4,281,278
	1,757,265	1,795,571	16,577,977
Accumulated depreciation	(940,926)	(966,885)	(8,876,664)
	816,339	828,685	7,701,313
Advances on aircraft purchases and other (Note 7)	25,080	51,631	236,611
Total property and equipment, net	841,419	880,317	7,937,924
Long-term loans (Note 6)	15,114	16,985	142,588
Other assets	25,977	26,025	245,070
	¥1,446,667	¥1,533,392	$13,647,808
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt (Notes 4 and 7)	¥ 45,597	¥ 86,518	$ 430,165
Accounts payable (Note 7):			
Trade	102,203	122,252	964,183
Construction	6,270	8,816	59,152
Subsidiaries and affiliates	41,143	42,418	388,144
Accrued expenses	33,628	51,181	317,250
Accrued income taxes	5,348	3,443	50,456
Other	86,156	88,987	812,794
Total current liabilities	320,347	403,618	3,022,147
Long-term debt (Notes 4 and 7)	794,617	781,352	7,496,395
Accrued severance indemnities	83,444	83,146	787,209
Reserve for loss on investments in subsidiaries and affiliates	815	26,869	7,688
Contingent liabilities (Notes 5, 6 and 7)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized – 6,000,000,000 shares			
Issued – 1,778,943,439 shares	188,323	188,323	1,776,639
Additional paid-in capital	31,808	31,808	300,080
Legal reserve	534	–	5,037
Retained earnings	26,776	18,273	252,609
Total stockholders' equity	247,442	238,406	2,334,366
	¥1,446,667	¥1,533,392	$13,647,808

The accompanying notes are an integral part of these statements.

Non-Consolidated Interim Statements of Operations and Retained Earnings (Deficit) (Unaudited)

JAPAN AIRLINES COMPANY, LTD.

Six months ended September 30, 1999 and 1998

	Millions of yen		Thousands of U.S. dollars (Note 2)
	1999	1998	1999
Operating revenues:			
Passenger:			
Domestic	**¥142,675**	¥146,207	**$1,345,993**
International	**308,614**	318,292	**2,911,460**
Cargo:			
Domestic	**13,280**	12,959	**125,283**
International	**71,248**	74,011	**672,151**
Incidental and other	**63,548**	63,645	**599,510**
	599,366	615,115	**5,654,399**
Operating expenses (Note 5):			
Flight operations	**157,767**	164,851	**1,488,376**
Maintenance	**50,731**	51,470	**478,594**
Passenger services	**69,681**	72,731	**657,370**
Aircraft and traffic servicing	**114,431**	120,718	**1,079,547**
Reservation sales and advertising	**89,888**	92,133	**848,003**
General and administrative expenses	**20,156**	19,360	**190,155**
Depreciation and amortization (Note 1)	**31,555**	32,432	**297,693**
Cost of incidental revenue	**35,076**	33,666	**330,913**
	569,289	587,365	**5,370,654**
Operating income	**30,076**	27,750	**283,744**
Non-operating income (expenses):			
Interest and dividend income	**2,988**	3,188	**28,190**
Interest expense	**(15,905)**	(16,678)	**(150,049)**
Exchange loss, net	**(4,176)**	(143)	**(39,399)**
Aircraft purchase incentives	**1,655**	5,465	**15,616**
Gain on sales of aircraft	**4,132**	7,023	**38,987**
Gain on sales of fixed assets	**39**	86	**369**
Loss on disposal of fixed assets	**(1,149)**	(273)	**(10,848)**
Special termination benefits	**(4,027)**	(2,979)	**(37,997)**
Loss on termination of operations of a subsidiary	**–**	(150)	**–**
Provision for loss on investments in subsidiaries and affiliates	**(559)**	(1,875)	**(5,279)**
Loss on revaluation of marketable securities	**–**	(2,637)	**–**
Loss on revaluation of investments in securities	**(908)**	–	**(8,575)**
Other, net	**(25)**	2,695	**(244)**
	(17,938)	(6,277)	**(169,230)**
Income before income taxes	**12,138**	21,472	**114,514**
Income taxes	**5,774**	3,198	**54,471**
Net income	**6,364**	18,273	**60,042**
Retained earnings at beginning of the period	**26,282**	–	**247,950**
Cash dividends paid	**(5,336)**	–	**(50,346)**
Transfer to legal reserve	**(534)**	–	**(5,037)**
Retained earnings at end of the period	**¥ 26,776**	¥ 18,273	**$ 252,609**

The accompanying notes are an integral part of these statements.

Notes to Non-Consolidated Interim Financial Statements (Unaudited)

JAPAN AIRLINES COMPANY, LTD.
September 30, 1999 and 1998

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") maintains its accounting records in accordance with accounting principles and practices generally accepted in Japan.

The accompanying non-consolidated interim financial statements have been derived from the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. The information is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, certain reclassifications have been made to the non-consolidated interim balance sheets and statements of income and retained earnings. Furthermore certain disclosures which appeared in the semiannual financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan have been omitted from the notes to the accompanying statements.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated interim financial statements do not necessarily agree with the sums of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current period classifications.

b. Property and equipment

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	– the declining-balance method based on their estimated useful lives
Boeing 747-400	– the straight-line method based on their estimated useful lives
Boeing 777	– the straight-line method based on their estimated useful lives
Boeing 767	– the straight-line method based on their estimated useful lives
Douglas DC-10	– the declining-balance method based on their estimated useful lives
Douglas MD-11	– the straight-line method based on their estimated useful lives
Boeing 737	– the straight-line method based on their estimated useful lives
Spare parts contained in flight equipment	– the declining-balance method based on each aircraft's estimated useful life
Ground property and equipment	– the straight-line method

c. Passenger revenue

Passenger revenue is principally recognized when transportation services are rendered.

d. Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases other than those which transfer the ownership of the leased property to the Company are accounted for as operating leases.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for convenience at the rate of ¥106 = U.S.$1.00.

3. Marketable Securities

Marketable securities at September 30, 1999 and 1998 are summarized as follows:

	Millions of yen		
1999	Book value	Market value	Unrealized gain (loss)
Marketable securities:			
Stocks	**¥34,506**	**¥40,719**	**¥6,212**
Bonds	**5,000**	**4,947**	**(52)**
Other	–	–	–
	¥39,506	**¥45,666**	**¥6,160**

	Thousands of U.S. dollars		
1999	Book value	Market value	Unrealized gain (loss)
Marketable securities:			
Stocks	**$325,531**	**$384,143**	**$58,611**
Bonds	**47,169**	**46,674**	**(495)**
Other	–	–	–
	$372,701	**$430,818**	**$58,116**

	Millions of yen		
1998	Book value	Market value	Unrealized gain (loss)
Marketable securities:			
Stocks	¥ 29,284	¥26,707	¥(2,576)
Bonds	5,000	4,966	(33)
Other	499	500	0
	34,784	¥32,174	¥(2,610)
Other securities	68,196		
	¥102,980		

4. Pledged Assets

A summary of assets pledged as collateral for long-term debt at September 30, 1999 is as follows:

	Millions of yen	Thousands of U.S. dollars
Flight equipment, net of accumulated depreciation	**¥314,488**	**$2,966,871**
Ground property and equipment, net of accumulated depreciation, and other	**23,767**	**224,223**
	¥338,256	**$3,191,095**

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property at September 30, 1999 and 1998, and the related depreciation expense and interest expense for the six months ended September 30, 1999 and 1998, which would have been reflected in the balance sheets and the related statements of income if capital lease accounting had been applied to the capital lease transactions currently accounted for as operating leases:

			Millions of yen
1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	**¥ 485,901**	**¥ 29,953**	**¥ 515,855**
Less accumulated depreciation	**(197,349)**	**(18,478)**	**(215,828)**
Net book value	**¥ 288,552**	**¥ 11,474**	**¥ 300,027**

			Thousands of U.S. dollars
1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	**$ 4,583,978**	**$ 282,582**	**$ 4,866,560**
Less accumulated depreciation	**(1,861,784)**	**(174,330)**	**(2,036,114)**
Net book value	**$ 2,722,194**	**$ 108,252**	**$ 2,830,446**

			Millions of yen
1998	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥ 407,253	¥ 37,925	¥ 445,179
Less accumulated depreciation	(159,033)	(21,580)	(180,613)
Net book value	¥ 248,220	¥ 16,345	¥ 264,565

	Millions of yen		Thousands of U.S. dollars
	1999	1998	**1999**
Depreciation expense	**¥22,738**	¥18,552	**$214,515**
Interest expense	**¥ 6,272**	¥ 6,127	**$ 59,174**

Lease expenses relating to capital lease transactions accounted for as operating leases amounted to ¥26,650 million ($251,418 thousand) and ¥22,991 million for the six months ended September 30, 1999 and 1998, respectively.

Future rental expenses under capital lease transactions accounted for as operating leases and operating leases outstanding at September 30, 1999 and 1998 are summarized as follows:

			Millions of yen
September 30, 1999	Capital leases	Operating leases	Total
Six months ending:			
2000	**¥ 43,001**	**¥11,515**	**¥ 54,516**
2001 and thereafter	**297,261**	**47,312**	**344,573**
Total future rental expenses	**¥340,262**	**¥58,827**	**¥399,090**

			Thousands of U.S. dollars
September 30, 1999	Capital leases	Operating leases	Total
Six months ending:			
2000	**$ 405,670**	**$108,634**	**$ 514,305**
2001 and thereafter	**2,804,352**	**446,341**	**3,250,694**
Total future rental expenses	**$3,210,023**	**$554,976**	**$3,765,000**

			Millions of yen
September 30, 1998	Capital leases	Operating leases	Total
Six months ending:			
1999	¥ 36,127	¥11,880	¥ 48,008
2000 and thereafter	265,608	58,580	324,189
Total future rental expenses	¥301,736	¥70,460	¥372,197

6. Contingent Liabilities

The Company's contingent liabilities for guarantees, principally of subsidiaries, affiliates and employees, at September 30, 1999 amounted to ¥22,585 million ($213,066 thousand).

In addition, at September 30, 1999, contingent liabilities for commitments of guarantees, keep well agreements and other, principally for subsidiaries, affiliates and employees, amounted to ¥57,564 million ($543,058 thousand).

At September 30, 1999, the Company was liable under debt assumption agreements for in-substance defeasance of bonds which amounted to ¥80,000 million ($754,716 thousand).

The Company has sold certain receivables and long-term loans.

The outstanding balance of these receivables and loans sold at September 30, 1999 amounted to ¥64,628 million ($609,703 thousand).

7. Derivatives and Hedging Activities

The Company has utilized forward foreign exchange and option contracts on a consistent basis to hedge certain foreign currency transactions related to foreign purchase commitments, principally for flight equipment, liquidation of certain foreign operations and foreign accounts receivable and payable. The Company has also utilized interest-rate and currency swap agreements and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate fluctuations related to its outstanding debt on the Company's operating results. The Company has also entered into a variety of swaps and options in the management of its risk exposure related to the commodity prices of fuel.

The purpose of the Company's hedging activities involving forward foreign exchange contracts, currency options and commodity derivatives is to protect the Company from the related market risks. In addition, the purpose of interest-rate and currency swap agreements is to modify effectively the characteristics of the interest on, and the underlying principal of, its outstanding debt.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts, swap agreements and written currency options. The Company is also exposed to certain credit risk in the event of non-performance by the counterparties to such currency, interest - rates and commodity derivatives; however, the Company does not anticipate nonperformance by any of these counterparties all of whom are financial institutions with high bond ratings.

At September 30, 1999 and 1998, the forward foreign exchange contracts outstanding were as follows:

	Millions of yen		
1999	Notional amounts	Market value	Unrealized gain (loss)
U.S. dollar forward exchange contracts:			
Purchased	**¥7,067**	**¥7,018**	**¥(49)**

	Thousands of U.S. dollars		
1999	Notional amounts	Market value	Unrealized gain (loss)
U.S. dollar forward exchange contracts:			
Purchased	**$66,674**	**$66,211**	**$(463)**

	Millions of yen		
1998	Notional amounts	Market value	Unrealized gain
U.S. dollar forward exchange contracts	¥13,015	¥13,186	¥171

The above amounts exclude contracts entered into to hedge receivables and payables denominated in foreign currencies, which have been translated and reflected at the corresponding contracted rates in the accompanying balance sheets at September 30, 1999 and 1998.

At September 30, 1999 and 1998, the currency option agreements outstanding were as follows:

	Millions of yen			
1999	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Currency options written:				
Puts	**¥23,623**	**¥563**	**¥1,152**	**¥(589)**

	Millions of yen			
1999	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Currency options purchased:				
Calls	**¥27,152**	**¥596**	**¥ 139**	**¥(456)**

	Thousands of U.S. dollars			
1999	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Currency options written:				
Puts	**$222,863**	**$5,311**	**$10,876**	**$(5,565)**
Currency options purchased:				
Calls	**$256,156**	**$5,629**	**$ 1,320**	**$(4,308)**

	Millions of yen			
1998	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Currency options written:				
Puts	¥21,320	¥714	¥526	¥188
Currency options purchased:				
Calls	¥22,097	¥688	¥795	¥106
Puts	¥ 1,106	¥ 26	¥ 1	¥ (25)

At September 30, 1999 and 1998, interest rates were effectively converted on the following notional principal amounts:

	Millions of yen		Thousands of U.S. dollars	
1999	Notional amounts	Unrealized gain (loss)	Notional amounts	Unrealized gain (loss)
Interest-rate swap agreements:				
Fixed-rate into				
variable-rate obligations	**¥20,000**	**¥ 1,269**	**$188,679**	**$ 11,978**
(Over one year)	**(¥20,000)**		**($188,679)**	
Variable-rate into				
fixed-rate obligations	**¥60,000**	**¥(6,930)**	**$566,037**	**$(65,379)**
(Over one year)	**(¥60,000)**		**($566,037)**	

1998	Millions of yen Notional amounts	 Unrealized gain (loss)
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	¥20,000	¥ 1,854
Variable-rate into fixed-rate obligations	¥60,000	¥(8,525)

The above amounts exclude swap agreements entered into to hedge the principal amount of outstanding debt and related interest denominated in foreign currencies, which have been translated and reflected at the corresponding swap rates in the accompanying balance sheets at September 30, 1999 and 1998.

At September 30, 1999 and 1998, the notional amounts of fuel price commodity derivatives were as follows:

1999	Notional amounts	Carrying amounts	Market value	Millions of yen Unrealized gain
Fuel price swaps:				
Variable-rate into fixed-rate	¥8,469	¥ –	¥3,279	¥3,279
Fuel caps	¥2,245	¥118	¥ 489	¥ 370

1999	Notional amounts	Carrying amounts	Market value	Thousands of U.S. dollars Unrealized gain
Fuel price swaps:				
Variable-rate into fixed-rate	$79,905	$ –	$30,935	$30,935
Fuel caps	$21,183	$1,119	$ 4,619	$ 3,499

1998	Notional amounts	Carrying amounts	Market value	Millions of yen Unrealized gain
Fuel price swaps:				
Variable-rate into fixed-rate	¥ 3,096	¥ –	¥(747)	¥(747)
Fuel price protection arrangements	¥ 2,275	¥ –	¥(320)	¥(320)
Fuel caps	¥10,298	¥411	¥ 370	¥ (40)

8. Net Income Per Share

Net income per share has been computed based on the weighted average number of shares of common stock outstanding during each period:

Six months ended September 30,	Yen 1999	 1998	U.S. dollars 1999
Net income per share	**¥3.58**	¥10.27	**$0.033**

To the Board of Directors of
Japan Airlines Company, Ltd.

We have performed semiannual audit procedures relating to the semiannual financial statements of Japan Airlines Company, Ltd. for the six months ended September 30, 1999 and 1998, and have issued our reports thereon dated December 9, 1999 and December 1, 1998, respectively, as set forth below. The procedures followed were in accordance with auditing standards for the audit of interim financial statements promulgated by the Business Accounting Deliberation Council of Japan (the "BADC"), an advisory committee of the Minister of Finance. The audit procedures performed in accordance with such interim auditing standards are in certain respects different from, and more limited than, those required for an examination of annual financial statements conducted in accordance with auditing standards generally accepted in Japan.

Our reports are issued as follows:
Pursuant to Article 193-2 of the Securities and Exchange Law, we have performed semiannual audit procedures to the accompanying interim balance sheets of Japan Airlines Company, Ltd. as of September 30, 1999 and 1998, and the related interim statements of income and retained earnings for the six months then ended. Our semiannual audit procedures were performed in accordance with generally accepted semiannual auditing standards promulgated by the BADC.

In our opinion, the accompanying interim financial statements present useful accounting information of Japan Airlines Company, Ltd. for the semiannual financial periods ended September 30, 1999 and 1998 in compliance with generally accepted accounting principles applicable to the preparation of interim financial statements promulgated by the BADC.

The semiannual financial statements of the Company referred to above are not presented separately herein. The accompanying interim financial statements of Japan Airlines Company, Ltd. have been derived from the semiannual financial statements referred to above as outlined in Note 1.

Showa Ota & Co.

Tokyo
December 9, 1999
Showa Ota & Co.

Operating Statistics

JAPAN AIRLINES COMPANY, LTD.
Six months ended September 30, 1999 and 1998

		1999	1998	Change (%)
Revenue Passengers Carried:	Domestic	10,535,017	10,270,577	102.6
(No. of Persons)	International	6,320,382	5,737,623	110.2
	Total	**16,855,399**	**16,008,200**	**105.3**
Revenue Passenger-Km:	Domestic	8,817,883	8,598,128	102.6
(1,000 Passenger-Km)	International	34,012,774	31,815,783	106.9
	Total	**42,830,657**	**40,413,911**	**106.0**
Available Seat-Km:	Domestic	13,350,559	13,505,228	98.9
(1,000 Seat-Km)	International	46,682,453	44,934,317	103.9
	Total	**60,033,012**	**58,439,545**	**102.7**
Revenue Passenger-Load Factor:	Domestic	66.0	63.7	2.3
(%; percentage point)	International	72.9	70.8	2.1
	Total	**71.3**	**69.2**	**2.1**
Revenue Freight Ton-Km Performed:	Domestic	131,071	122,788	106.7
(1,000 Ton-Km)	International	2,084,200	1,918,956	108.6
	Total	**2,215,271**	**2,041,745**	**108.5**
Revenue Mail Ton-Km Performed:	Domestic	21,332	20,505	104.0
(1,000 Ton-Km)	International	66,830	66,556	100.4
	Total	**88,162**	**87,062**	**101.3**
Revenue Ton-Km Performed:	Domestic	813,750	788,160	103.2
(1,000 Ton-Km)	International	5,306,538	4,937,278	107.5
	Total	**6,120,288**	**5,725,439**	**106.9**
Available Ton-Km:	Domestic	1,511,516	1,520,934	99.4
(1,000 Ton-Km)	International	7,531,455	7,438,811	101.2
	Total	**9,042,970**	**8,959,746**	**100.9**
Revenue Weight-Load Factor:	Domestic	53.8	51.8	2.0
(%; percentage point)	International	70.5	66.4	4.1
	Total	**67.7**	**63.9**	**3.8**

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for revenue passengers carried, have been rounded.

JAL Highlights

April 1	Smoking banned on all international flights
April 27	*Family Goku 21* and other additions to the *Goku* fare system for Pacific routes
May 10	One of the industry's largest code sharing programs is inaugurated with American Airlines
May 17	JALPAK Co., Ltd. starts e-travel Internet travel service
June 1	Frequent flyer programs of JAL and British Airways are linked
June 29	JAL holds its 49th annual general stockholders meeting
September 1	Code sharing with American Airlines is expanded
September 4	JAL chartered freighter flies to Istanbul carrying supplies for earthquake victims
September 13	JAL, All Nippon Airways and Japan Air System conduct test flights to demonstrate their Year 2000 readiness
September 17	JAL announces that Itami-Sendai and Sapporo-Sendai flights will be transferred to JAL Express Co., Ltd. on January 11, 2000
October 1	Japan Air Charter Co., Ltd. changes its name to JALways Co., Ltd. and starts scheduled services
October 6	JAL announces that passenger ticket sales, cargo operations and maintenance operations will be reorganized as internal companies in April 2000
October 25	JAL announces new year operating plan with regard to Year 2000 readiness
December 1	JAL launches new group sales company named JAL SALES NETWORK Co., Ltd.

Fleet

(As of September 30, 1999)

Type of Aircraft	Number (Fleet Total: 137)	Capacity
Boeing 747-400	37 [8]	266-568 seats
Boeing 747LR	27 [14]	341-468 seats
Boeing 747SR	6 [0]	533, 563 seats
Boeing 747F	9 [9]	115 tons
Boeing 767	21 [12]	213-270 seats
Boeing 737	4 [3]	150 seats
Boeing 777	10 [6]	389, 470 seats
Douglas MD-11	10 [8]	233-300 seats
Douglas DC-10	13 [4]	266-318 seats

Note: The bracketed numbers refer to aircraft on lease (total: 64).

Japan Airlines Co., Ltd.

4-11, Higashi-shinagawa 2-chome
Shinagawa-ku, Tokyo 140-8637, Japan

Investor Information

(As of September 30, 1999)

Date of Foundation:	August 1, 1951
Head Office:	4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan Phone: 03-5460-3191 Fax: 03-5460-5929
Domestic Offices:	23 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka, Fukuoka and Naha
Overseas Offices:	42 offices in major cities, including New York, London, Paris, Moscow, Sydney, Beijing and Hong Kong
Paid-In Capital:	¥188,323,835,984
Number of Shares of Common Stock:	Authorized—6,000,000,000 shares Issued—1,778,943,439 shares
Floating Stock:*	31.32%
Number of Stockholders:*	238,704, including 442 non-Japanese
Stock Listings:	Tokyo, Osaka and Nagoya stock exchanges; Depositary receipts traded through the NASDAQ System and SEAQ International
Fiscal Year-End:	March 31
General Meeting of Stockholders:	June
Stock Transfer Agent:	The Toyo Trust & Banking Co., Ltd. Share Handling Office: 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Stock Ownership Confirmation Date:	March 31
Newspaper for Public Notices:	Nihon Keizai Shimbun
Auditor:	Showa Ota & Co.

* *As of March 31, 1999*

Printed in Japan

Consolidated Financial Information

For the years ended March 31, 2001 and 2000

1. **Consolidated Financial Highlights**

(As permitted under the Securiti...

9. Consolidated Financial Information for the years ended March 31, 2001 and 2000

1. Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets	FY00	¥1,801,855 million
		FY99	¥1,911,177 million
(2)	Total stockholders' equity	FY00	¥ 267,654 million
		FY99	¥ 237,903 million
(3)	Stockholders' equity ratio	FY00	14.9%
		FY99	12.4%
(4)	Equity per share	FY00	¥ 150.12
		FY99	¥ 133.74

Note 1. Number of shares outstanding at end of the year:

March 31, 2001	1,782,915,444
March 31, 2000	1,778,853,860

c. Results of consolidated cash flows

(1)	Net cash provided by operating activities	FY00	¥ 129,098 million
		FY99	¥ 87,326 million
(2)	Net cash (used in) provided by investing activities	FY00	¥ (19,409) million
		FY99	¥ 7,012 million
(3)	Net cash used in financing activities	FY00	¥ (179,012) million
		FY99	¥ (86,397) million
(4)	Cash and cash equivalents	FY00	¥ 121,972 million
		FY99	¥ 189,715 million

d. Consolidation policy

See accompanying notes to consolidated financial statements.

e. Changes in accounting policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2002

(1)	Total operating revenues	¥1,770,000 million
(2)	Ordinary income	¥ 43,000 million
(3)	Net income	¥ 25,000 million
(4)	Net income per share	¥ 14.02

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Company, Ltd. owns 295 subsidiaries and currently consolidates 143 subsidiaries, including the following principal subsidiaries:

JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
AIRPORT GROUND SERVICE CO., LTD.
TFK CORPORATION
AIRPORT ENGINEERING & SERVICE CO., LTD.
JAL SALES NETWORK CO., LTD.
JALPAK CO., LTD.
JAL HOTELS COMPANY LTD.
JAL LEASING COMPANY, LIMITED
JAL FINANCE CORPORATION
JALUX, INC.
JAL INFORMATION TECHNOLOGY CO., LTD.
AXESS INTERNATIONAL NETWORK, INC.
GLOBAL BUILDING CO., LTD.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 152.

The number of affiliates is currently 79, including 23 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase)	5	KBK CORPORATION J SOUTHERN SKY SERVICE CO., LTD. J SALES OKINAWA CO., LTD. JAL GROUP FINANCE CORPORATION JAL CARGO SALES CO., LTD.
(Decrease)	5	JAL COMPONENT TECHNOLOGY CO., LTD HOTEL NIKKO DE PARIS S.A. HOTEL NIKKO OF HONOLULU, INC. JAL FINANCE EUROPE B.V. JF CARIB A.E.C.
(Increase)	2	AIR FLIGHT JAPAN CORPORATION E-MILENET LTD.
(Decrease)	2	JAL FLIGHT ACADEMY CO., LTD. HSST DEVELOPMENT CORPORATION

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2001 and 2000

	2001	2000	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 73,357	¥ 139,242	¥ (65,885)
Notes and accounts receivable	203,255	172,145	31,109
Short-term investments in securities	48,132	98,409	(50,276)
Supplies	58,023	57,691	332
Deferred income taxes	14,825	8,461	6,363
Other current assets	93,437	108,285	(14,847)
Allowance for bad debts	(3,264)	(1,901)	(1,363)
Total current assets	487,767	582,334	(94,567)
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	219,078	230,327	(11,249)
Machinery, equipment and vehicles	33,399	37,547	(4,148)
Flight equipment	677,206	709,578	(32,372)
Land	88,501	92,622	(4,121)
Construction in progress	28,716	7,052	21,663
Other fixed assets	21,725	24,966	(3,240)
Total tangible fixed assets	1,068,626	1,102,094	(33,468)
Intangible fixed assets:			
Software	23,400	19,124	4,276
Goodwill	793	602	190
Other intangible fixed assets	3,759	6,399	(2,639)
Total intangible fixed assets	27,954	26,127	1,827
Investments:			
Investments in securities	88,750	76,998	11,752
Long-term loans receivable	35,351	23,446	11,905
Deferred income taxes	22,550	8,890	13,659
Other investments	73,787	74,173	(386)
Allowance for bad debts	(2,972)	(1,330)	(1,641)
Total investments	217,467	182,178	35,289
Total fixed assets	1,314,048	1,310,400	3,648
III. Deferred charges			
Bond issuance expenses	39	178	(138)
Total deferred charges	39	178	(138)
IV. Translation adjustments	–	18,264	(18,264)
Total assets	¥1,801,855	¥1,911,177	¥(109,321)

	2001	2000	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable - trade	¥ 166,650	¥ 165,877	¥ 773
Short-term borrowings	30,443	46,479	(16,035)
Current portion of long-term borrowings	81,925	115,231	(33,306)
Current portion of bonds payable	60,000	66,037	(6,037)
Accrued income taxes	6,907	5,753	1,154
Deferred income taxes	50	26	23
Other current liabilities	183,954	165,533	18,421
Total current liabilities	529,931	564,939	(35,007)
II. Non-current liabilities			
Bonds payable	357,859	422,859	(65,000)
Long-term borrowings	480,378	530,377	(49,999)
Accrued pension and severance costs	102,677	101,922	755
Deferred income taxes	2,715	2,006	708
Other non-current liabilities	37,893	27,582	10,311
Total non-current liabilities	981,524	1,084,747	(103,223)
Total liabilities	1,511,455	1,649,686	(138,230)
Minority interests	22,745	23,588	(842)
Stockholders' equity			
I. Common stock	188,550	188,323	226
II. Additional paid-in capital	32,516	31,808	708
III. Retained earnings	53,552	17,814	35,738
IV. Common stock in treasury	(247)	(43)	(203)
VI. Net unrealized gain on investments in securities, net of deferred income taxes	3,098	–	3,098
VII. Translation adjustment	(9,816)	–	(9,816)
Total stockholders' equity	267,654	237,903	29,751
Total liabilities and stockholders' equity	¥1,801,855	¥1,911,177	¥(109,321)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Comparative Consolidated Statements of Income and Retained Earnings

For the years ended March 31, 2001 and 2000

	2001	2000	Change
		(Millions of yen)	
Operating revenues	¥1,703,773	¥1,598,516	¥ 105,256
Operating expenses:			
Cost of operating revenues	1,269,371	1,213,554	55,816
Selling, general and administrative expenses	355,762	340,074	15,687
Total operating expenses	1,625,133	1,553,628	71,504
Operating income	78,639	44,887	33,752
Non-operating income:			
Interest and dividend income	4,184	4,732	(547)
Gain on sales of flight equipment	603	7,701	(7,097)
Equity in earnings of affiliates	258	1,980	(1,722)
Exchange gain	6,629	–	6,629
Other income	12,234	15,798	(3,564)
Total non-operating income	23,910	30,213	(6,302)
Non-operating expenses:			
Interest expense	32,335	35,377	(3,041)
Exchange loss	–	5,600	(5,600)
Other expenses	16,903	11,682	5,221
Total non-operating expenses	49,239	52,660	(3,421)
Ordinary income	53,311	22,440	30,870
Extraordinary profit:			
Gain on sales of fixed assets	669	5,250	(4,580)
Gain on sales of investments in securities	2,169	16,236	(14,066)
Other extraordinary profit	2,304	2,020	283
Total extraordinary profit	5,143	23,507	(18,364)
Extraordinary loss:			
Loss on disposal of fixed assets	6,322	2,285	4,036
Loss on revaluation of investments in securities	9,187	2,337	6,849
Loss on revaluation of other investments	2,557	–	2,557
Other extraordinary loss	8,727	14,403	(5,676)
Total extraordinary loss	26,793	19,025	7,767
Income before income taxes and minority interests	31,660	26,922	4,738
Income taxes - current	10,873	8,130	2,743
Income taxes - deferred	(21,718)	(3,109)	(18,609)
Minority interests	(1,484)	(2,161)	676
Net income	41,021	19,740	21,280
Retained earnings (deficit) brought forward	17,814	(3,167)	20,981
Cumulative effect of adoption of deferred tax accounting	–	6,893	(6,893)
Increase in retained earnings	167	7,395	(7,228)
Decrease in retained earnings	(5,450)	(13,047)	7,597
Retained earnings at end of year	¥ 53,552	¥ 17,814	¥ 35,738

Consolidated Statements of Cash Flows

For the years ended March 31, 2001 and 2000

	2001	2000
	(Millions of yen)	
Operating activities		
Income before income taxes and minority interests	¥ 31,660	¥ 26,922
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	91,834	90,410
Gain (loss) on sales and disposal and loss on revaluation of marketable securities and investments in securities, net	7,507	(16,884)
Gain (loss) on sales and disposal of fixed assets, net	13,223	(7,311)
Net provision for accrued severance indemnities	1,183	2,927
Interest and dividend income	(4,184)	(4,732)
Interest expense	32,335	35,377
Exchange gain (loss)	(568)	2,017
Earnings of affiliates	(258)	(1,980)
Notes and accounts receivable	(29,560)	7,252
Supplies	(284)	(458)
Accounts payable	(620)	(11,432)
Other	23,805	922
Subtotal	166,073	123,030
Interest and dividends received	4,494	5,341
Interest paid	(31,680)	(35,150)
Income taxes paid	(9,787)	(5,894)
Net cash provided by operating activities	129,098	87,326
Investing activities		
Purchases of time deposits	(24,682)	(1,092)
Proceeds from maturity of time deposits	26,823	2,379
Purchases of marketable securities	(2,821)	(14,494)
Proceeds from sales and maturity of marketable securities	6,788	23,654
Purchases of fixed assets	(80,271)	(81,151)
Proceeds from sales of fixed assets	8,256	20,734
Purchases of investments in securities	(7,360)	(6,842)
Proceeds from sales and maturity of investments in securities	18,471	42,192
Proceeds from sale of a consolidated subsidiary	8,393	–
Additions to long-term loans receivable	(18,819)	(11,883)
Reductions of long-term loans receivable	15,463	22,939
Other	30,348	10,578
Net cash (used in) provided by investing activities	(19,409)	7,012

	2001	2000
	(Millions of yen)	
Financing activities		
Decrease in short-term borrowings, net	¥ (23,466)	¥ (35,293)
Proceeds from long-term borrowings	60,916	91,684
Repayment of long-term borrowings	(143,083)	(127,093)
Proceeds from issuance of bonds	–	19,880
Redemption of bonds	(67,283)	(30,000)
Proceeds from sales of common stock in treasury	481	363
Purchases of common stock in treasury	(447)	(327)
Dividends paid to stockholders	(5,306)	(5,293)
Dividends paid to minority interests	(392)	(319)
Other	(431)	–
Net cash used in financing activities	(179,012)	(86,397)
Effect of exchange rate changes on cash and cash equivalents	1,583	(568)
Net (decrease) increase in cash and cash equivalents	(67,740)	7,372
Cash and cash equivalents at beginning of year	189,715	182,938
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	81	462
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	(84)	(1,058)
Cash and cash equivalents at end of year	¥ 121,972	¥ 189,715
Adjustments to reconcile cash and time deposits in balance sheets to cash and cash equivalents in statements of cash flows at end of year		
Cash and time deposits in balance sheets	¥ 73,357	¥ 139,242
Time deposits with original maturity of more than three months	(2,877)	(4,611)
Marketable securities with original maturity of three months or less	47,447	58,021
Short-term investments with maturity of three months or less	13,996	–
Current account overdrafts including short-term borrowings	(9,951)	(2,937)
Cash and cash equivalents in statements of cash flows	¥ 121,972	¥ 189,715

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current period's classifications.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 27 of the consolidated subsidiaries is December 31. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 have been adjusted, if necessary.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method. The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

1. **Summary of Significant Accounting Policies (continued)**

c. Cash equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Investments in securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Flight equipment:	
Aircraft and spare engines	– The straight-line method or the declining-balance method based on their estimated useful lives.
Spare parts contained in flight equipment	– Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life.
Ground property and equipment	– Principally the straight-line method
Intangible fixed assets	
Software	– Computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

h. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

i. Accrued pension and severance cost

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized transitional obligation is being amortized by the straight-line method over a period of fifteen years.

Actuarial differences incurred during this fiscal year arising from revisions to actuarial assumptions are to be amortized beginning the following fiscal year.

j. Allowance for doubtful accounts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Non-current foreign currency receivables and payables are translated into yen at the applicable year-end rates and translation adjustments are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of consolidated subsidiaries and affiliates into yen at the applicable year-end rates are recognized as minority interests and are presented as a separate component of stockholders' equity.

l. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

n. New accounting standards

Accounting for financial instruments

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. The effect of this change in method of accounting was to decrease ordinary income by ¥1,159 million and income before income taxes and minority interests by ¥13,559 million.

In addition, a new accounting standard requires that securities be classified into three categories: trading, held-to-maturity, or others. At March 31, 2001, the Company and consolidated subsidiaries did not hold any securities classified as trading or held-to-maturity. Accordingly, the Company presented all securities maturing within one year after the balance sheet date as "short-term investments in securities" and all other securities as "investments in securities" in the consolidated balance sheets. The effect of this change was to decrease short-term investments in securities by ¥37,855 million and to increase investments in securities by the same amount.

Accounting for pension

Effective April 1, 2000, the Company adopted a new accounting standard for pension. The effect of this change in method of accounting was to decrease operating income by ¥3,568 million, ordinary income by ¥3,951 million and income before income taxes and minority interests by ¥3,792 million. Gain on securities contributed to the employee retirement benefit trust of ¥1,020 million has been accounted for in the consolidated income statements.

2. Other Footnote Information

a. Accumulated depreciation at March 31, 2001 and 2000 amounted to ¥1,277,317 million and ¥1,231,155 million, respectively.

b. At March 31, 2001 and 2000, contingent liabilities for guarantees amounted to ¥19,271 million and ¥19,727 million, respectively. In addition, at March 31, 2001 and 2000, contingent liabilities for guarantees, keep-well agreements and other commitments amounted to ¥3,437 million and ¥4,118 million, respectively.

c. At March 31, 2001 and 2000, the Company and a subsidiary were liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥55,000 million and ¥60,000 million, respectively.

2. Other Footnote Information (continued)

d. At March 31, 2001 and 2000, common stock in treasury, which is stated at cost, amounted to ¥247 million (557,995 shares) and ¥43 million (89,579 shares), respectively.

e. No significant events which are required to be disclosed have occurred subsequent to March 31, 2001.

3. Segment Information

The Company and its consolidated subsidiaries conduct their worldwide operations in air transportation, hotel and resort operations, travel services, card and lease operations, trading and other airline-related business. This segmentation has been determined for internal management purposes. The respective businesses other than the air transportation business, hotel and resort operations, and travel services are insignificant to the consolidated results of operations of the Company and consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2001 and 2000 is summarized as follows:

	Year ended March 31, 2001						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,130,213	¥360,042	¥37,497	¥176,019	¥1,703,773	¥ –	¥1,703,773
Intra-group sales and transfers	191,683	7,116	5,350	245,316	449,466	(449,466)	–
Total	1,321,896	367,158	42,847	421,336	2,153,239	(449,466)	1,703,773
Operating expenses	1,257,873	365,641	40,433	407,270	2,071,219	(446,085)	1,625,133
Operating income	¥ 64,023	¥ 1,517	¥ 2,413	¥ 14,065	¥ 82,020	¥ (3,380)	¥ 78,639
Identifiable assets	¥1,396,110	¥ 76,287	¥91,409	¥423,037	¥1,986,844	¥(184,988)	¥1,801,855
Depreciation	¥ 72,902	¥ 924	¥ 3,046	¥ 16,562	¥ 93,436	¥ (1,601)	¥ 91,834
Capital expenditures	¥ 69,803	¥ 2,380	¥ 1,726	¥ 6,261	¥ 80,171	¥ (1,502)	¥ 78,669

	Year ended March 31, 2000						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,058,191	¥345,330	¥35,578	¥159,415	¥1,598,516	¥ –	¥1,598,516
Intra-group sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	–
Total	1,223,481	350,160	40,961	388,040	2,002,644	(404,127)	1,598,516
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,628
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,887
Identifiable assets	¥1,396,578	¥ 71,308	¥91,703	¥493,543	¥2,053,134	¥(141,956)	¥1,911,177
Depreciation	¥ 69,427	¥ 1,059	¥ 3,514	¥ 17,933	¥ 91,935	¥ (1,525)	¥ 90,410
Capital expenditures	¥ 72,661	¥ 2,020	¥ 2,006	¥ 5,396	¥ 82,085	¥ (933)	¥ 81,151

3. Segment Information

a. Business segment information (continued)

Operating revenues from foreign operations, which include international passenger and cargo services of the Company, Japan Asia Airways Co., Ltd. and JALWAYS Co., LTD., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the years ended March 31, 2001 and 2000 are summarized as follows:

	Year ended March 31, 2001			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥405,303	¥364,994	¥211,779	¥982,076
Consolidated operating revenues	–	–	–	¥1,703,773
Consolidated operating revenues as a percentage of operating revenues from foreign operations	23.8%	21.4%	12.4%	57.6%

	Year ended March 31, 2000			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥867,925
Consolidated operating revenues	–	–	–	¥1,598,516
Consolidated operating revenues as a percentage of operating revenues from foreign operations	22.9%	19.4%	11.9%	54.3%

b. Geographic information

For the years ended March 31, 2001 and 2000, operating revenues sourced from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2001 and 2000, and the related depreciation and interest expense for the years ended March 31, 2001 and 2000, which would have been reflected in the consolidated balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥444,142	¥17,255	¥461,398
Less accumulated depreciation	232,116	12,262	244,379
Net book value	¥212,025	¥ 4,992	¥217,018

	March 31, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥430,160	¥21,955	¥452,116
Less accumulated depreciation	194,776	14,422	209,198
Net book value	¥235,384	¥ 7,533	¥242,917

	Year ended March 31,	
	2001	2000
	(Millions of yen)	
Depreciation expense	¥42,152	¥40,245
Interest expense	¥9,023	¥10,203

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥49,772 million and ¥46,620 million for the years ended March 31, 2001 and 2000, respectively.

The present value of future rental expenses under capital leases outstanding at March 31, 2001 and 2000 and accounted for as operating leases is summarized as follows:

4. Leases (continued)

As lessee (continued)

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥ 43,077	¥ 38,304
Over 1 year	212,871	240,767
	¥255,949	¥279,072

Future rental expenses under operating leases outstanding at March 31, 2001 and 2000 were as follows:

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥ 16,820	¥12,445
Over 1 year	91,512	68,422
	¥108,332	¥80,868

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2001 and 2000, and the related depreciation and interest revenue for the years ended March 31, 2001 and 2000, which would have been reflected in the consolidated balance sheets and the related statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥4,827	¥5,175
Less accumulated depreciation	220	3,308	3,528
Net book value	¥127	¥1,519	¥1,647

	March 31, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥6,736	¥7,084
Less accumulated depreciation	185	4,233	4,418
Net book value	¥162	¥2,502	¥2,665

4. **Leases (continued)**

As lessor (continued)

	Year ended March 31, 2001	
	2001	2000
	(Millions of yen)	
Depreciation expense	¥880	¥1,118
Interest expense	¥121	¥ 177

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥1,046 million and ¥1,321million for the years ended March 31, 2001 and 2000, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2001 and 2000 and accounted for as operating leases is summarized as follows:

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥ 766	¥ 967
Over 1 year	1,027	1,893
	¥1,794	¥2,860

Future rental revenues under operating leases outstanding at March 31, 2001 and 2000 were as follows:

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥ 376	¥128
Over 1 year	1,624	46
	¥2,001	¥174

5. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2001 were as follows:

	(Millions of yen)
Deferred tax assets:	
Revaluation loss on investments in subsidiaries and affiliates	¥ 21,085
Accrued pension and severance costs	17,124
Allowance for bad debts	5,795
Accounts payable - trade	3,740
Revaluation loss on flight equipment spare parts	1,941
Accrued bonuses	2,383
Tax loss carryforwards	37,019
Other	15,263
	104,350
Deferred tax liabilities:	
Reserve for special depreciation	(4,486)
Accumulated earnings of consolidated subsidiaries	(2,534)
Net unrealized gain on investments in securities	(2,124)
Other	(2,218)
	(11,362)
Valuation allowance	(58,378)
Net deferred tax assets	¥ 34,610

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2001 is as follows:

Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	8.1
Dividends received	(2.6)
Equity in earnings of unconsolidated subsidiaries and affiliates	(0.3)
Inhabitants' per capita taxes	0.6
Change in valuation allowance	(80.5)
Other	0.9
Effective tax rate	(33.6)%

6. Fair Value of Investments in Securities

Under a new accounting standard for financial instruments, effective April 1, 2000, investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities, net of deferred income taxes, is accounted for as a separate component of stockholders' equity.

6. Fair Value of Investments in Securities (continued)

The components of net unrealized gain or loss on investments in marketable securities at March 31, 2001 are summarized as follows:

	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,767	¥22,316	¥ 7,548
Bonds	1,589	1,596	6
Other	874	894	20
	17,231	24,806	7,575
Unrealized loss:			
Stocks	8,074	5,708	(2,365)
Bonds	7,101	7,031	(69)
Other	1,316	1,271	(45)
	16,493	14,011	(2,481)
Total	¥33,724	¥38,818	¥ 5,094

Investments in non-marketable securities at March 31, 2001 amounted to ¥68,777 million.

Until the year ended March 31, 2000, investments in marketable securities were stated at cost. Net unrealized gain on investments in marketable securities at March 31, 2000 is summarized as follows:

	March 31, 2000		
	Carrying value	Estimated fair value	Unrealized gain (loss)
		(Millions of yen)	
Current:			
Stocks	¥29,443	¥32,366	¥2,923
Bonds	7,922	7,869	(53)
Other	151	169	18
Subtotal	37,517	40,406	2,888
Noncurrent:			
Stocks	7,937	9,060	1,123
Bonds	18,355	19,306	951
Other	100	99	(0)
Subtotal	26,392	28,466	2,074
Total	¥63,909	¥68,872	¥4,962

Investments in securities excluded from the market value information at March 31, 2000 are summarized as follows:

	For the year ended March 31, 2000
	(Millions of yen)
Current	¥60,891
Noncurrent	¥50,604

7. Derivative and Hedging Activities

The Company and consolidated subsidiaries have utilized forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and consolidated subsidiaries have also utilized interest-rate and currency swap agreements and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on the Company's and consolidated subsidiaries' operating results. The Company has also entered into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel.

Under a new accounting standard for financial instruments, effective April 1, 2000, derivatives are stated at fair value. However, gain or loss on the derivatives to which hedging accounting is permitted to be applied (resulting from the assessment of hedge effectiveness) is deferred until the loss or gain on the underlying hedged item is recognized.

Until the year ended March 31, 2000, gain or loss on derivatives was deferred without the assessment of hedge effectiveness. At March 31, 2000, outstanding forward foreign exchange contracts are summarized as follows:

	March 31, 2000		
	Notional amounts	Market value	Unrealized gain(loss)
		(Millions of yen)	
Purchased:			
U.S. dollars	¥15,904	¥15,950	¥ 46
Others	5,465	5,412	(52)
	¥21,369	¥21,363	¥ (6)
(Over one year)	(¥ –)		

The above amounts exclude contracts entered into in order to hedge receivables and payables denominated in foreign currencies which have been translated and reflected at the corresponding contracted rates in the accompanying balance sheet at March 31, 2000.

At March 31, 2000, interest-rate option and swap agreements were as follows:

	March 31, 2000	
	Notional amounts	Unrealized gain (loss)
	(Millions of yen)	
Interest-rate option agreements:		
Collars	¥ 1,000	¥ (17)
(Over one year)	(¥400)	
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	¥ 45,370	¥ 1,834
(Over one year)	(¥ 15,170)	
Variable-rate into fixed-rate obligations	¥148,031	¥(7,987)
(Over one year)	(¥118,264)	

7. Derivative and Hedging Activities (continued)

The above amounts exclude swap agreements entered into in order to hedge the principal amounts of outstanding debt and the related interest denominated in foreign currencies, which have been translated and reflected at the corresponding swap rates in the accompanying balance sheet at March 31, 2000.

At March 31, 2000, fuel price commodity derivatives were as follows:

	March 31, 2000			
	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
		(Millions of yen)		
Fuel price protection arrangements:				
Caps	¥8,969	¥589	¥596	¥ 7
(Over one year)	(¥ –)			
Collars	¥5,901	¥ –	¥574	¥574
(Over one year)	(¥334)			
Floors	¥3,104	¥ 82	¥ 59	¥ (22)
(Over one year)	(¥ –)			
Fuel price swaps	¥1,031	¥ –	¥151	¥151
(Over one year)	(¥ –)			

8. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, and certain subsidiaries have maintained non-contributory funded pension plans.

	March 31, 2001
	(Millions of yen)
Projected benefit obligation	¥(708,586)
Plan assets	350,922
Accrued pension and severance costs	102,677
Prepaid pension cost	(110)
Net unrecognized amount	¥(255,096)

8. Accrued Pension and Severance Costs (continued)

Net unrecognized amounts were as follows:

	March 31, 2001
	(Millions of yen)
Unrecognized transitional obligation	¥(185,800)
Actuarial assumption adjustments	(69,295)
Total	¥(255,096)

The components of net periodic pension cost were as follows:

	For the year ended March 31, 2001
	(Millions of yen)
Prior service costs	¥ 27,096
Interest cost on projected benefit obligation	22,526
Expected return on plan assets	(23,176)
Amortization of unrecognized transition obligation	14,367
Net periodic pension cost	¥ 40,814

The assumptions used were as follows:

Method of amortization	Straight-line method
Discount rate for obligation at March 31, 2001	3.0% ~ 3.5%
Expected rate of return on plan assets for the year ended March 31, 2001	1.2% ~ 6.9%

The actuarial assumption adjustments are being amortized over periods ranging from 5 to 15 years from the following fiscal year, less the average remaining service period of the active participants in the plans.

The unrecognized transitional obligation is being amortized mainly over 15 years; however, one subsidiary contributed its securities to an employee retirement trust and recognized the transitional obligation during this fiscal year.

The Components of Revenues of the Air Transportation Segment

	Year ended March 31,			
	2001		2000	
	Amount	Rate (%)	Amount	Rate (%)
	(Millions of yen)			
International:				
Passenger operations	¥ 676,104	51.1	¥ 610,928	49.9
Cargo operations	148,327	11.2	143,365	11.7
Mail-service operations	7,402	0.6	7,797	0.6
Luggage operations	2,547	0.2	2,498	0.2
Subtotal	834,381	63.1	764,590	62.5
Domestic:				
Passenger operations	329,143	24.9	309,531	25.3
Cargo operations	21,693	1.6	22,147	1.8
Mail-service operations	6,535	0.5	6,679	0.5
Luggage operations	138	0.0	122	0.0
Subtotal	357,510	27.0	338,480	27.7
Other revenues	32,469	2.5	25,995	2.1
Incidental business revenues	97,535	7.4	94,415	7.7
Total revenues	¥1,321,896	100.0	¥1,223,481	100.0

JAL Traffic Statistics - Consolidated (2000/4/1-2001/3/31)

		Passengers			
		Revenue Passengers	Revenue Passenger Kilo	Available Seat Kilo	Revenue Seat Load Factor
International	FY00	15,137,007	76,397,303	101,037,613	75.6
	FY99	13,909,951	69,495,330	97,388,426	71.4
	Change (%)	108.8	109.9	103.7	4.3
Domestic	FY00	23,469,046	18,866,556	28,383,391	66.5
	FY99	23,336,703	18,983,209	28,893,994	65.7
	Change (%)	100.6	99.4	98.2	0.8
Total	FY00	38,606,053	95,263,859	129,421,004	73.6
	FY99	37,246,654	88,478,539	126,282,420	70.1
	Change (%)	103.6	107.7	102.5	3.5

		Cargo		Total		
		Revenue Cargo Ton Kilo (Thousand)	Mail Ton Kilo (Thousand)	Revenue Ton Kilo (Thousand)	Available Ton Kilo (Thousand)	Revenue Weight L/F (%)
International	FY00	4,438,306	148,963	11,673,875	16,218,667	72.0
	FY99	4,394,484	147,906	10,990,151	15,630,464	70.3
	Change (%)	101.0	100.7	106.2	103.8	1.7
Domestic	FY00	277,190	44,886	1,736,516	3,170,364	54.8
	FY99	279,092	45,564	1,747,884	3,226,215	54.2
	Change (%)	99.3	98.5	99.3	98.3	0.6
Total	FY00	4,715,496	193,849	13,410,391	19,389,031	69.2
	FY99	4,673,576	193,470	12,738,035	18,856,679	67.6
	Change (%)	100.9	100.2	105.3	102.8	1.6

Japan Airlines Company, Ltd.

Non-Consolidated Financial Information

For the years ended March 31, 2001 and 2000

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Total operating revenues	FY00	¥1,257,239		(+7.7%)
		FY99	¥1,167,681		(+0.9%)
(2)	Operating income	FY00	¥	55,938	(+94.5%)
		FY99	¥	28,754	(+15.9%)
(3)	Ordinary income	FY00	¥	28,902	(+205.7%)
		FY99	¥	9,454	(-70.9%)
(4)	Net income (loss)	FY00	¥	28,780	(–)
		FY99	¥	(5,655)	(–)
(5)	Net income(loss) per share	FY00	¥	16.18	
		FY99	¥	(3.18)	
(6)	Diluted net income per share	FY00	¥	16.18	
		FY99	¥	–	
(7)	Return on equity	FY00		11.0%	
		FY99		(2.3%)	
(8)	Ratio of ordinary income to total assets	FY00		2.0%	
		FY99		0.6%	
(9)	Ratio of ordinary income to total operating revenues	FY00		2.3%	
		FY99		0.8%	

Note 1. Number of shares outstanding during the year:

March 31, 2001	1,779,320,939
March 31, 2000	1,778,943,439

2. Dividends

(1) Annual dividends per share	FY00	¥	4.00
	FY99	¥	3.00
(2) Total annual dividends	FY00	¥	7,133 million
	FY99	¥	5,336 million
(3) Payout ratio	FY00		24.8%
	FY99		–
(4) Ratio of dividends to equity	FY00		2.6%
	FY99		2.2%

3. Non-Consolidated Financial Position

(1) Total assets	FY00	¥1,454,868 million
	FY99	¥1,452,166 million
(2) Total stockholders' equity	FY00	¥ 274,852 million
	FY99	¥ 247,531 million
(3) Stockholders' equity ratio	FY00	18.9%
	FY99	17.0%
(4) Equity per share	FY00	¥ 154.11
	FY99	¥ 139.15

Note 1. Number of shares outstanding at end of the year:

March 31, 2001	1,783,473,439
March 31, 2000	1,778,943,439

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2002

(1) Total operating revenues	¥1,296,000 million
(2) Ordinary income	¥ 22,000 million
(3) Net income	¥ 15,000 million
(4) Annual dividends per share	¥ 3.00
(5) Net income per share	¥ 8.41

Japan Airlines Company, Ltd.

Comparative Non-Consolidated Balance Sheets

March 31, 2001 and 2000

(Millions of yen)

	2001	%	2000	%	Change
Assets					
I. Current assets					
Cash and time deposits	¥ 19,082		¥ 72,361		¥(53,279)
Accounts receivable	164,013		122,827		41,186
Short-term investments in securities	39,627		83,220		(43,592)
Supplies	55,308		54,627		681
Prepaid expenses	5,741		6,375		(634)
Deferred income taxes	10,448		5,314		5,134
Other current assets	57,729		48,033		9,695
Allowance for bad debts	(695)		(376)		(319)
Total current assets	351,255	24.1	392,383	27.0	(41,128)
II. Fixed assets					
Tangible fixed assets:					
Buildings	117,084		121,510		(4,426)
Structures	4,523		4,888		(365)
Machinery and equipment	24,369		27,588		(3,219)
Flight equipment	607,523		627,284		(19,760)
Vehicles	1,358		1,602		(244)
Tools and spare parts	11,454		12,365		(910)
Land	47,271		48,418		(1,146)
Construction in progress	20,663		6,374		14,289
Total tangible fixed assets	834,249	57.4	850,033	58.5	(15,784)
Intangible fixed assets:					
Computer software	19,701		17,033		2,667
Other intangible fixed assets	958		1,065		(107)
Total intangible fixed assets	20,659	1.4	18,099	1.3	2,560
Investments:					
Investments in securities	72,659		43,257		29,402
Investments in subsidiaries	103,377		104,164		(787)
Long-term loans receivable	25,286		11,903		13,383
Long-term prepaid expenses	5,338		6,629		(1,291)
Deferred income taxes	10,972		433		10,539
Other investments	32,459		25,438		7,021
Allowance for bad debts	(1,429)		(356)		(1,073)
Total investments	248,663	17.1	191,470	13.2	57,193
Total fixed assets	1,103,573	75.9	1,059,603	73.0	43,970
III. Deferred charges					
Bond issuance expenses	39		178		(138)
Total deferred charges	39	0.0	178	0.0	(138)
Total assets	¥1,454,868	100.0	¥1,452,166	100.0	¥ 2,702

(Millions of yen)

	2001	%	2000	%	Change
Liabilities					
I. Current liabilities					
Accounts payable - trade	¥ 156,975		¥ 145,487		¥11,488
Current portion of long-term borrowings	41,601		36,336		5,265
Current portion of bonds payable	60,000		60,000		–
Accounts payable - other	17,254		14,265		2,989
Accrued income taxes	120		55		64
Accrued expenses	37,860		30,301		7,558
Advances received	31,671		30,281		1,389
Deposits received	19,779		16,638		3,141
Air transport deposits	25,359		23,945		1,414
Other current liabilities	9,708		6,101		3,606
Total current liabilities	400,330	27.5	363,413	25.0	36,917
II. Non-current liabilities					
Bonds payable	357,509		417,509		(60,000)
Long-term borrowings	265,082		266,963		(1,880)
Accrued pension and severance cost	82,380		81,931		449
Reserve for loss on investments in subsidiaries and affiliates	4,384		7,766		(3,382)
Other non-current liabilities	70,329		67,051		3,277
Total non-current liabilities	779,685	53.6	841,221	58.0	(61,536)
Total liabilities	1,180,016	81.1	1,204,634	83.0	(24,618)
Stockholders' equity					
I. Common stock	188,550	13.0	188,323	13.0	226
II. Additional paid-in capital	32,516	2.2	31,808	2.2	708
III. Legal reserve	1,068	0.1	534	0.0	534
IV. Retained earnings:					
Reserve for special depreciation	7,141	0.5	4,652	0.3	2,489
Unappropriated retained earnings brought forward	42,633	2.9	22,212	1.5	20,420
V. Net unrealized gain on investments in securities, net of deferred income taxes	2,942	0.2	–	–	2,942
Total stockholders' equity	274,852	18.9	247,531	17.0	27,321
Total liabilities and stockholders' equity	¥1,454,868	100.0	¥1,452,166	100.0	¥ 2,702

Japan Airlines Company, Ltd.

Comparative Non-Consolidated Statements of Operations

For the years ended March 31, 2001 and 2000

(Millions of yen)

	2001	%	2000	%	Change
Operating revenues	¥1,257,239	100.0	¥1,167,681	100.0	¥ 89,558
Operating expenses:					
Cost of operating revenues	954,465		910,727		43,738
Selling, general and administrative expenses	246,835		228,198		18,636
Total operating expenses	1,201,301	95.6	1,138,926	97.5	62,374
Operating income	55,938	4.4	28,754	2.5	27,183
Non-operating income:					
Interest and dividend income	4,124		4,481		(356)
Gain on sales of flight equipment	403		6,370		(5,967)
Exchange gain	2,978		–		2,978
Other income	8,874		15,039		(6,164)
Total non-operating income	16,380	1.3	25,890	2.2	(9,509)
Non-operating expenses:					
Interest expense	27,997		30,352		(2,355)
Exchange loss	–		4,701		(4,701)
Other expenses	15,419		10,136		5,283
Total non-operating expenses	43,416	3.4	45,191	3.9	(1,774)
Ordinary income	28,902	2.3	9,454	0.8	19,447
Extraordinary profit:					
Gain on sales of fixed assets	538		1,938		(1,400)
Gain on sales of investments in securities	–		23,400		(23,400)
Total extraordinary profit	538	0.0	25,339	2.2	(24,800)
Extraordinary loss:					
Loss on disposal of fixed assets	1,897		1,604		293
Special termination benefits	669		6,052		(5,382)
Loss from operations of a subsidiary	2,300		–		2,300
Loss on revaluation of short-term investments in securities	–		324		(324)
Loss on revaluation of investments in securities	8,028		1,590		6,438
Loss on revaluation of investments in subsidiaries and affiliates	1,765		16,830		(15,064)
Loss on revaluation of other investments	1,465		–		1,465
Provision for reserve for loss on investments in subsidiaries and affiliates	1,900		7,511		(5,610)
Total extraordinary loss	18,028	1.4	33,912	2.9	(15,884)
Income before income taxes	11,412	0.9	881	0.1	10,531
Income taxes:					
Current	305		175		129
Deferred	(17,673)		6,362		(24,035)
Net income (loss)	28,780	2.3	(5,655)	(0.5)	34,436
Retained earnings brought forward	13,852		12,632		1,220
Cumulative effect of adoption of deferred tax accounting	–		12,109		(12,109)
Cumulative effect of adoption of deferred tax accounting for reversal of reserve for special depreciation	–		3,127		(3,127)
Unappropriated retained earnings at end of the year	¥ 42,633		¥ 22,212		¥ 20,420

Proposal for Appropriation of Retained Earnings

	2001	2000
	(Millions of yen)	
Unappropriated retained earnings	¥42,633	¥22,212
Reversal of reserve for special depreciation	1,115	664
Appropriation of retained earnings:		
Legal reserve	(714)	(534)
Cash dividends		
(¥4 per share in 2001; ¥3 per share in 2000)	(7,133)	(5,336)
Provision of reserve for special depreciation	–	(3,153)
Unappropriated retained earnings to be carried forward	¥35,900	¥13,852

Notes to Non-Consolidated Financial Statements

March 31, 2001 and 2000

1. Summary of Significant Accounting Policies

a. Investments in securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method.

Investments in subsidiaries and affiliates are stated at cost on the moving average method.

b. Supplies

Supplies are stated at cost based on the moving average method.

c. Derivatives

Derivatives are stated at fair value

d. Tangible and intangible fixed assets

Tangible fixed assets

Flight equipment:

Aircraft and spare engines	– The straight-line or declining-balance method based on their estimated useful lives.
Spare parts contained in flight equipment	– Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life.
Ground property and equipment	– Principally the straight-line method
Intangible fixed assets	– The straight-line method

e. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

f. Accrued pension and severance cost

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized transitional obligation is being amortized by the straight-line method over a period of fifteen years.

Actuarial differences incurred during this fiscal year arising from revisions to actuarial assumptions are to be amortized beginning the following fiscal year.

g. Allowance for doubtful accounts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

h. Reserve for loss on investments in subsidiaries and affiliates

The reserve for loss on investments in subsidiaries and affiliates is provided for contingent losses which may be incurred on the termination of business at certain subsidiaries and affiliates.

i. Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases other than those which transfer the ownership of the leased property to the Company are accounted for as operating leases.

j. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the forward foreign exchange rates if certain conditions are met.

2. Other Footnote Information

a. As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. At March 31, 2001 and 2000, common stock in treasury, which is stated at cost and included in short-term investments in securities, amounted to ¥7 million (14,395 shares) and ¥6 million (23,597 shares), respectively.

c. Accumulated depreciation at March 31, 2001 and 2000 amounted to ¥963,333 million and ¥933,013 million, respectively.

d. At March 31, 2001 and 2000, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥17,013million and ¥18,236 million, respectively. In addition, at March 31, 2001 and 2000, contingent liabilities for guarantees, keep-well agreements and other commitments, principally for subsidiaries, affiliates and employees, amounted to ¥43,689 million and ¥52,774 million, respectively.

e. At March 31, 2001 and 2000, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in aggregate amounts of ¥50,000 million and ¥60,000 million, respectively.

f. No significant events which are required to be disclosed have occurred subsequent to March 31, 2001.

3. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2001 and 2000, and the related depreciation and interest expense for the years then ended, which would have been reflected in the non-consolidated balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥493,906	¥22,723	¥516,629
Less accumulated depreciation	262,944	17,144	280,089
Net book value	¥230,962	¥ 5,578	¥236,540

3. Leases (continued)

As lessee (continued)

	March 31, 2000		
	Flight equipment	Ground property and equipment	Total
	(Millions of yen)		
Acquisition costs	¥493,906	¥27,786	¥521,693
Less accumulated depreciation	218,809	18,666	237,475
Net book value	¥275,097	¥ 9,120	¥284,218

	Year ended March 31,	
	2001	2000
	(Millions of yen)	
Depreciation expense	¥47,608	¥45,987
Interest expense	¥10,676	¥12,206

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥56,134 million and ¥53,612 million for the years ended March 31, 2001 and 2000, respectively.

The present value of future rental expenses under capital leases outstanding at March 31, 2001 and 2000 and accounted for as operating leases is summarized as follows:

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥ 48,084	¥ 44,314
Over 1 year	234,153	282,174
	¥282,237	¥326,488

Future rental expenses under operating leases outstanding at March 31, 2001 and 2000 are as follows:

	March 31,	
	2001	2000
	(Millions of yen)	
Within 1 year	¥10,505	¥10,537
Over 1 year	42,353	43,880
	¥52,858	¥54,417

4. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2001 were as follows:

	(Millions of yen)
Deferred tax assets:	
Revaluation loss on investments in subsidiaries and affiliates	¥ 17,809
Accrued pension and severance costs	12,217
Accounts payable - trade	3,740
Revaluation loss on flight equipment spare parts	1,836
Tax loss carryforwards	4,958
Other	4,997
	45,560
Deferred tax liabilities:	
Reserve for special depreciation	(4,051)
Net unrealized gain of investments in securities	(2,046)
	(6,097)
Valuation allowance	(18,043)
Net deferred tax assets	¥ 21,420

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the year ended March 31, 2001 is as follows:

Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	13.8
Dividends received	(4.6)
Inhabitants' per capita taxes	2.8
Change in valuation allowance	(204.4)
Effective tax rate	(152.2)%

5. Fair Value of Investments in Affiliates

	March 31, 2001		
	Carrying value	Estimated fair value	Unrealized gain(loss)
	(Millions of yen)		
Investments in affiliates	¥ 8,411	¥6,380	¥(2,031)

	March 31, 2000		
	Carrying value	Estimated fair value	Unrealized gain(loss)
	(Millions of yen)		
Investments in affiliates	¥8,411	¥6,295	¥(2,116)

JAL CONSOLIDATED RESULTS FOR FY 2000

EXECUTIVE SUMMARY

JAL's basic management policy is to construct a business system earning stable profits and providing appropriate and steady returns to all stakeholders: shareholders, customers and society, employees and the JAL Group as a whole, firmly founded on the principle of strict operational safety and the pursuit of high quality service.

Under this policy, JAL established the vision of consolidated management of a healthy and strong JAL Group in the mid-term corporate plan covering the fiscal years 2001-2003. We affirm our intention to advance the following concrete plans to make further reformation of group management, which we had implemented in our previous mid-term plan.

- We will continue to work on strengthening our management system and organisation, including generalising functions to create a system able to cope with full-scale group management. We will divide the functions of the JAL Group to those which are general throughout the whole group, such as the business segments of passenger and cargo and the function segments of sales, maintenance, airport operations and so on, together with those functions which are of common use to group businesses. We will implement the reorganisation employing the most appropriate group management system for each function, and will introduce Enterprise Resource Planning (ERP) as a group management tool

- On the sales front, we have completed the transfer of Japan Region passenger sales and cargo sales departments to our newly created Group sales companies, JAL Sales Network and JAL Cargo Sales from April 2001, in order to construct a sales organisation where group functions are contained in a single body.

- Group companies participating in our Finance Centre, one of the common functions of the Group, now total 72 of our 89 domestic consolidated companies as of the end of this year (March 31 2000) thus contributing to the Group's finance efficiency. Similarly, 46 of these companies are participating in the Group Accounting Centre, providing further efficiencies.

- Manpower reduction continues on target. By March 31 2003 will achieve our target of a 4,200 reduction in JAL Group ground work force (compared to March 31 1999) as previously announced.

- We will manage our airline businesses using group airlines in a unified structure in order to maximise group efficiency and improvement of profitability. The transfer of routes from JAL to group airline companies operating in specific markets is proceeding smoothly. From April 1, 2001, JALways is operating about 15% of JAL's international passenger flights (excluding code-share flights with other carriers' aircraft). Furthermore, on our domestic network, the transfer of 737 routes and aircraft to JAL Express (JEX) has been completed and from 2003 we will initiate the transfer of one 767 aircraft per year to JEX.

  J-Air, based at West Hiroshima Airport, introduced Bombardier CRJ-200 50-seat regional jets from April 1, 2001 to develop a new network based on regional routes in Japan. JAL will also transfer some regional routes to J-Air to raise the carrier's profile in the JAL Group's domestic strategy.

- To cope with the expansion of business opportunities such as the planned 2002 opening of the new B runway at Narita and slot expansion at Haneda in FY 2002, we will improve aircraft utilisation efficiency. We will shifting equipment to high demand routes and will execute fleet improvement by retirement of aircraft such as DC-10, MD-11, 737-200 and their subsequent renewal. We will continue to develop code shares and alliances with other carriers. We also plan the introduction of out-sourced production, such as the use of wet-leases with other carriers. In this way we will develop a more flexible production system.

- Regarding IT strategy we are promoting the "e-JAL Group" as a tool to strengthen our relationship with customers and suppliers and between Group companies. For example, in the sales field - in order to cope with variation of needs and to improve customer convenience - to date we have been mainly concerned with Internet home pages of each group company. Furthermore, we have already established a domestic Internet sales enterprise, "Kokunai-sen dot com" and we are preparing the establishment of a joint Internet site for international travel sales.

  In procurement field we have decided to participate in "Aeroexchange.com", the biggest common-use purchasing website in the airline business world and we are also participants in the fuel purchasing web, " JET-A.com". Thus will we advance our business reformation, utilising supply chain management.

Relating to corporate governance, we have introduced a result evaluation system of group companies so that the aim of each group company is focussed towards the achievement of the business aims of the JAL Group as a whole.

From now on we will utilise ERP and will clarify the responsibility of each company and enhance performance monitoring.

Additionally, in airline related businesses, we are promoting capital policy from the point of view of making a unified group strategy - illustrated by establishing 100% ownership of JALways in March 2001 by an exchange of stock.

In independent business areas, we will promote a capital policy based on each company's financial contribution.

Under conditions requiring changes in the Articles of Association, we are planning the increase of auditors and advancing the enhancement of corporate governance.

As our management index we are aiming at a Return on Equity (ROE) of more than 10% on a consolidated basis and by achieving retained cashflow as a percentage of interest-bearing debt of 10% or higher.

MANAGEMENT RESULTS

General

(1) Overall trends of consolidated results

This fiscal year international passenger demand was good, demonstrating significant growth. Domestic passenger demand remained almost the same as in the previous year although there was an increase of individual travellers through the introduction of new discount fares, such as our "e-wari" discount fares for passengers booking their flights through the Internet.

Cargo demand in the first half was solid, thanks to a recovery in the economy, but the slowdown of the US economy affected second half traffic with the result for the whole year ending up about the same as the year before.

We have strengthened our group management where associated businesses are concerned by enriching the consolidated accounting system and our business evaluation system. We have also ended some unprofitable associated businesses and have continued with the reconstruction of other business activities where needed.

As a result consolidated operating revenue was 1,703,773 million yen, up 105,256 million yen on last year (a 6.6% increase).

Operating expenses increased by 71,504 million yen (up 4.6%) on last year to 1,625,133 million yen. Although fuel costs rose considerably, we strove to cut other costs and were able to suppress the overall increase by greater sales.

Operating income was 78,639 million yen, up 33,752 million yen (75.2%) on the previous year.

Ordinary income was 53,311 million yen, up 30,870 million yen (137.6%) on the year before.

Consolidated net income was 41,021 million yen, up 21,280 million yen (107.8%) on last year.

(2) **Results of each business segment (including sales revenue and loss and profit between segments)**

Air transport business segment

The total volume of transportation of international and domestic passenger and cargo in revenue ton kilometers (RTK) increased 5.3% on the year before and reached an operating revenue of 1,321,896 million yen, up 8.0% on last year. Operating income was 64,023 million yen, up 95.2% on last year.

International passenger

Demand on international routes was generally good, specifically on Europe, North America, S.E.Asia and China and the number of passengers was up by 8.8% on the year before.

Yield increased thanks to the firm demand for business travel on Europe and other routes. As a result, revenue was 676,104 million yen, 10.7% up on the year before.

International cargo

In the first half, supported by global demand for computer and fresh produce, export and import demand was generally good. Second half demand slackened, influenced by the flagging US economy, with the result that demand from S.E.Asia and Japan to North America went down slightly, as too did demand from Japan to S.E. Asia

The total volume of cargo grew by 1.0% on last year. Total revenue increased 3.5% on the previous year to 148,327 million yen.

Domestic passenger

Domestic passenger group tour (leisure) demand in the first half of the year was hit by volcanic eruptions in Hokkaido and the staging of the G8 Summit in Okinawa in July.

However, a greater range of discount fares including special discounts for Internet bookers (JAL "e-wari" - introduced in April2000) helped to create an increase in individual passengers. The total domestic passenger growth was 0.6%. Revenue improved by 6.3% to 329,100 million yen.

Air transport related business segment (stated in segment information as "Others")

(This includes card and lease operations, trading, airline-related business and others.)

Business was solid, based on the general increase in air traffic demand. Membership of JAL Card, the JAL Group's credit card, increased by 16% on the previous year.

Operating revenue was 421,336 million yen, up 8.6% on last year. Operating income was 14,065 million yen, up 35.0% on last year.

Travel services segment

Overall, demand was good and firm. JALPAK, the group's international package tour operator, recorded 9% more customers than the previous year. However, due to a fall in yield, operating revenue increased by just 4.9% to 367,158 million yen.

Operating income went down by ~~900~~ 943 million yen to ~~1,500~~ 1,517 million yen.

Hotel and Resort segment

Thanks to an increase in international travel demand, income from hotel management contracts and royalties for JAL Hotels Co. Ltd., was good, particularly in S.E.Asia.

Operating revenue was 42,847 million yen, up 4.6% on last year. As the result of cost-cutting and improved profitability of each hotel operation, operating income came to 2,413 million yen, an increase of 39.2% on last year.

(3) Cash flow situation

Cash flow by operating activities was 129,098 million yen in cash in-flow through the recovery of profitability.

The cash flow by investing activities came to 19,409 million yen out-flow, as a result of our investment in aircraft and facilities and through sales of non-business related assets (real estate). We appropriated the difference of 109,689 million yen free cash flow and part of our cash-in-hand for repaying interest-bearing debt. The final consolidated interest-bearing debt (the total of borrowings and corporate bonds) decreased by 170,377 million yen on last year.

The final balances of cash and cash equivalent came to 121,972 million yen, a decrease of 67,743 million yen on last year.

(4) Distribution of profit

Although we expect that the severe business environment will continue we plan to pay a dividend of 3 yen per share for FY2000, from the standpoint of continuing with regular dividend payments and strengthening the nature of the company. However, we will add another one yen per share this time to commemorate our 50th anniversary of starting business in October.

We will continue in our efforts to improve our business results to meet shareholders expectations.

2. FORECAST FOR FY2001

Due to the continuing sluggish situation of Japan's economy and the very competitive market place, we expect that the severe business environment will continue in FY2001. However, we will cope with the business requirements we have outlined before and would like to respond to the trust and expectations of our shareholders in realising a healthy and strong JAL group.

We forecast consolidated operating revenue for FY2001 of 1,770,000 million yen; consolidated ordinary income estimate is 43,000 million yen, with a consolidated net income forecast of 25,000 million yen.

In our calculations we have applied the dollar/yen exchange rate of 115 yen to the US$1.00 for the whole period and are assuming that the market price of Singapore kerosene, which is one of the index fuel prices, to be about US$31.

The above-mentioned forecast of results and future forecast were judged based on the information we could currently set and include allowance for risk and uncertainty. Accordingly, we appreciate your understanding that actual results may change from these forecasts for various reasons.

###

10. Consolidated Financial Information for the years ended March 31, 2000 and 1999

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Consolidated Financial Information

For the year ended March 31, 2000 and 1999

1. Consolidated Financial Highlights

(As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

(1) Consolidated operating results

			Amount	Change
(i)	Total operating revenues	FY99	¥1,598,516 million	(+2.1%)
		FY98	¥1,566,094 million	(–1.0%)
(ii)	Operating income	FY99	¥ 44,887 million	(+36.6%)
		FY98	¥ 32,856 million	(–18.2%)
(iii)	Ordinary income	FY99	¥ 22,440 million	(–39.8%)
		FY98	¥ 37,256 million	(+706.5%)
(iv)	Net income	FY99	¥ 19,740 million	(–26.3%)
		FY98	¥ 26,733 million	(–)
(v)	Net income per share	FY99	¥ 11.10	
		FY98	¥ 15.05	
(vi)	Diluted net income per share	FY99	¥ 11.10	
		FY98	¥ 15.05	
(vii)	Return on equity	FY99	8.7%	
		FY98	13.3%	
(viii)	Ratio of ordinary income to total assets	FY99	1.2%	
		FY98	1.9%	
(ix)	Ratio of ordinary income to total operating revenues	FY99	1.4%	
		FY98	2.4%	
(x)	Equity in earnings of affiliates	FY99	¥ 1,980 million	
		FY98	¥ 6,539 million	
(xi)	Net unrealized gain on marketable securities and investments in securities	FY99	¥ 4,944 million	
(xii)	Net unrealized loss on derivatives transactions outstanding	FY99	¥ (5,466) million	

1. Consolidated Financial Highlights (continued)

(2) Consolidated financial position

(i)	Total assets	FY99	¥1,911,177 million
		FY98	¥1,955,622 million
(ii)	Total stockholders' equity	FY99	¥ 237,903 million
		FY98	¥ 216,957 million
(iii)	Stockholders' equity ratio	FY99	12.4%
		FY98	11.1%
(iv)	Equity per share	FY99	¥ 133.74
		FY98	¥ 121.96

(3) Results of consolidated cash flows

		Amount	
(i)	Net cash provided by operating activities	FY99	¥ 87,326 million
(ii)	Net cash provided by investing activities	FY99	¥ 7,012 million
(iii)	Net cash used in financing activities	FY99	¥ (86,397) million
(iv)	Cash and cash equivalents	FY99	¥ 189,715 million
		FY98	¥ 182,938 million

(4) Consolidation policy

See notes to accompanying consolidated financial statements.

(5) Change in accounting policy

Not applicable.

2. Consolidated Financial Forecast for the Year Ending March 31, 2001

(i)	Total operating revenues	¥1,634,000 million
(ii)	Ordinary income	¥ 18,000 million
(iii)	Net income	¥ 13,000 million
(iv)	Net income per share:	¥ 7.31

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Company, Ltd. owns 295 subsidiaries and currently consolidates 143 subsidiaries, including the following principal subsidiaries:

JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
AIRPORT GROUND SERVICE CO., LTD.
AIRPORT ENGINEERING & SERVICE CO., LTD.
JALPAK CO., LTD.
JAL HOTELS COMPANY LTD.
JAL LEASING COMPANY, LIMITED
JAL FINANCE CORPORATION
JAL TRADING, INC.
JAL INFORMATION TECHNOLOGY CO., LTD.
AXESS INTERNATIONAL NETWORK, INC.
GLOBAL BUILDING CO., LTD.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 152.

The number of affiliates is currently 79, including 23 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase) 10 JALPAK HOLDING U.S.A. INC., JDC GUAM INC., NEW NIKKO HOTEL CO., LTD., JAL WAVE CO., LTD., JAPAN TOUR SYSTEM KYUSHU CO., LTD., HOKKAIDO TOUR SYSTEM CO., LTD., PACIFIC INVESTMENT HOLDINGS CORPORATION, JAL SALES NETWORK CO., LTD. TFK CORPORATION and AAS CATERING CO., LTD.

(Decrease) 12 ESSEX HOUSE REAL ESTATE CORP., HOTEL NIKKO OF CHICAGO, INC., HOTEL NIKKO OF ATLANTA, INC., PACIFIC WORLD CORPORATION, HOTEL NIKKO OF NEW YORK, INC. OKINAWA FREE ZONE TRADING CO., LTD., JAL FLIGHT ACADEMY CO., LTD., JAPAN TURBINE TECHNOLOGIES CO., LTD., PAN PACIFIC HOTELIERS, INC., IHILANI RESORT, INC. and KGC MANAGEMENT, INC.

3. **Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method (continued)**

Equity method:

(Increase) 6 FUKUOKA AIRPORT BUILDING CO., LTD., TOKYO CITY AIR TERMINAL CO., LTD., AIRPORT FACILITIES CO., LTD., JAMCO CORPORATION, JAL FLIGHT ACADEMY CO., LTD. and JAPAN TURBINE TECHNOLOGIES CO., LTD.

(Decrease) 4 GLOBAL LOGISTICS SYSTEM ASIA COMPANY LTD., DHL INTERNATIONAL LIMITED, TFK CORPORATION and AAS CATERING CO., LTD.

Executive Summary

JAL's basic management policy is to construct a system which earns stable profits and provides appropriate and steady returns to shareholders, customers and society, employees and the JAL Group as a whole, firmly founded on the principle of strict operational safety and the pursuit of high quality service.

Under this policy, JAL established the vision of consolidated management of a healthy and strong JAL Group in the mid-term corporate plan covering the fiscal years 2000-2002, in order to make clear accountability of business, speed up decision making, improve profitability and strengthen group management. JAL will promote the following policies as concrete plan of group management.

- We will unify the operation of group airlines more effectively for maximum efficiency and to improve the profitability of total group air transport business.

- We will strengthen the function of each business field by introducing an in-house profit centre company system in passenger sales and cargo business. Furthermore, we have established JAL Sales Network (JSN) in November 1999 which supervises the JAL Group's total passenger sales and we are planning to amalgamate JAL's entire domestic passenger sales departments, with the exception of Okinawa, into JSN from April 2001. In this way we will achieve further cost efficiencies in our sales organization, speed-up decision making, strengthen our total marketing ability and cope with changing market needs more positively.

- In other departments, the aircraft maintenance function will be strengthened by the introduction of an in-house company system for our maintenance division, including existing maintenance companies in the group. Various handling functions in airports and city offices will be handled by making separate companies or by outsourcing, to pursue further cost efficiency.

- Business such as hotels, flight catering, trading and distribution, IT, and personnel dispatching, etc., will be further strengthened by creating a core company in each field and then by combining the functions of companies in the same business fields, thus strengthening each business area. In addition, companies with potential and capability will be promoted for eventual public floatation.

In addition to above, we will construct a consolidated management system, as part of our IT strategy. By this, we will coordinate the planning and results on a consolidated basis in a timely way, aiming at improvement of group revenue and expenses and maximizing cash flow.

We will also aim to reduce interest-bearing debt. Thus we will propel the improvement of management efficiency of the total JAL group and further strengthen the consolidated management.

Regarding the pension liability, due to the introduction of new Japanese Generally Accepted Accounting Principles, there will arise a 170 billion yen "unrealised" liability for JAL itself, and 200 billion yen for the consolidated whole JAL group at the start of FY2000. We will amortise the liability in 15 years.

Concerning corporate governance, since last year we introduced a management structure with an executive officer system and also changed the service of directors of the board and executive officers to one-year terms to speed up decision making and to clarify responsibility for strategic decisions and their implementation. Through this management structure, we continuously aim to be a transparent company open to society.

As our management targets, we aim to have an earnings per share (EPS) of 10 yen or more and a return on assets (ROA) of 2 % or more.

MANAGEMENT RESULTS

General

(1) Overall trends of consolidated results

This fiscal year international demand was generally good for both passenger and cargo, particularly on Asian routes. Demand for domestic passengers and cargo was also firm, thanks to the stimulation of air travel demand through the gradual recovery of Japan's domestic economy.

In international routes, in addition to the increase of new routes and flight frequencies we have expanded our code share flights with our partner American Airlines and further extended our route network.

For domestic flights, we proceeded to restructure of our route network, aiming at improved profitability. At the same time, we continued the transfer of regional routes to JAL Express, our low cost subsidiary, and have extended further efficient route operation.

We have maintained our utmost efforts to improve competitiveness by creating flexible fares in response to supply and demand trends, responding to the increasing competitive environment and to domestic deregulation following the relaxation of restrictions due to changes in the Civil Aviation Law.

Concerning associated businesses, we have strengthened their general management by setting new standards of efficiency for total group business operations. On the other hand, we have closed down some associated businesses and have also promoted the reconstruction of businesses where necessary.

As a result consolidated operating revenue was 1,598,500 million yen, up 32,400 million yen on last year (2.1% increase). Operating expenses increased by 20,300 million yen on last year to 1,553,600 million yen, (mainly because of an increase in the cost of fuel). The increase in expenses was suppressed by other cost cutting measures.

Operating income was 44,800 million yen, up 12,000 million yen (36.6%) on the previous year.

Ordinary income was 22,400 million yen, down 14,800 million yen (39.8%) on the year before, due mainly to a decrease in non-operating revenue.

Consolidated net income was 19,700 million yen, down 7,000 million yen (26.3%) on last year.

(2) Results of each business segment (including sales revenue and loss and profit between segments)

Air transport business segment

The total volume of transportation of international and domestic passenger and cargo in Revenue Ton Kilometres (RTK) increased 7.1% on the year before and operating revenue was 1,223,400 yen million, up 1.3% on last year. Operating income was 32,700 million yen, up 25.9% on last year.

International passenger

Demand on short haul routes such as between Japan and Korea, Guam, Saipan and China, was

generally good and the total number of passengers went up by 8.4% on the year before. However, unit revenue fell because the numbers of first and business class passengers decreased, influenced by the decline in business demand and the influence of the appreciation of yen.

International cargo

Supported by the worldwide demand for semi-conductors, export cargo demand from Japan was good.
Demand from overseas was also very good, with the exception of the U.S. where traffic was slightly down on last year. Demand from S.E.Asia to North America was good. The total volume of cargo grew by 10.8% on last year; however, unit revenue fell as overseas revenues diminished under the impact of the appreciation of yen.

Domestic passenger

Air demand was stimulated, particularly on the trunk routes, as we effectively competed with other carriers including new entrants - and with other forms of surface transport - in the fares and sales fields. As a result, the number of passengers increased by 3 % on last year.

On the other hand, unit revenue fell as competition intensified.

We are showing the revenue of each category and the transport results of the air transport sector on page 14 and 15.

Air transport related business segment

(This includes airport-related business, credit card and leasing businesses, trading, distribution and others. The criterion of the segmentation is shown in page 20.)

Mainly due to an increase in the number of consolidated companies, operating revenue was 388,000 million yen, up 8.3% on last year. Operating income was 10,400 million yen, up 14.3% on last year.

Travel planning and sales business segment

Demand was good and firm. For example, JALPAK, the group's international package tour operator, recorded 6% more customers than last year. Operating revenue was 350,100 million yen, up 3.7% on last year.

Operating income increased 2,700 million yen and came to 2,400 million yen.

Hotel and Resort segment

Operating revenue was 40,900 million yen, down 28.7% on last year, influenced by the curtailing of hotel operations in New York and Hawaii and other factors. However, as the result of cost-cutting and improved profitability, operating income came to 1,700 million, an increase of 6% on last year.

(3) Cash flow situation

Cash flow by operating activities was 87,300 million yen in cash in-flow by the recovery of our profitability.The cash flow by investing activities came to 7,000 million yen cash in-flow, as a result of our intensive investment in aircraft and sales of non-business related assets (real estate). We appropriated most of the cash flow for repaying interest-bearing debt, and the final balances of cash and cash equivalent came to 189,700 million yen, an increase of 6,700 million yen on last year.

(4) Distribution of profit

Although the severe business environment is expected to continue, we plan to pay a dividend of 3 yen per share for FY1999 from the standpoint of continuing with regular dividend payments and strengthening the nature of the company.

We will maintain every effort to improve our business results to meet shareholders expectations.

2. FORECAST FOR FY2000

Due to the intensified competition and the prevailing trend to lower fares in the market, we expect that the severe business environment will continue in FY2000. However, we will cope with the business requirements we have outlined before and would like to respond to the trust and expectations of our shareholders in realising a strong and unified JAL group.

Our forecast of consolidated operating revenue for FY2000 is 1,634,000 million yen; consolidated ordinary income we estimate to be 18,000 million yen, with consolidated net income forecast at 13,000 million yen.

In our calculations we have applied the dollar/yen exchange rate of 105 yen to the US$1.00 for the whole period and are assuming that the market price of Singapore kerosene, which is one of the index fuel prices, to be about US$28.

The above-mentioned forecast of results and future forecast were judged based on the information we could currently set and include allowance for risk and uncertainty. Accordingly, we appreciate your understanding that actual results may change from these forecasts for various reasons.

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2000 and 1999

	2000	1999	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 139,242	¥ 104,249	¥ 34,993
Notes and accounts receivable	172,145	173,906	(1,760)
Marketable securities, at cost	98,409	139,773	(41,364)
Supplies	57,691	57,413	278
Deferred income taxes - current	8,461	–	8,461
Other current assets	108,285	110,768	(2,482)
Allowance for bad debts	(1,901)	(2,464)	563
Total current assets	582,334	583,645	(1,311)
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	230,327	230,443	(116)
Machinery, equipment and vehicles	37,547	41,840	(4,293)
Flight equipment	709,578	675,184	34,394
Land	92,622	91,658	964
Construction in progress	7,052	48,188	(41,135)
Other fixed assets	24,966	29,717	(4,750)
Total tangible fixed assets	1,102,094	1,117,032	(14,937)
Intangible fixed assets:			
Software	19,124	–	19,124
Goodwill	602	1,036	(433)
Other intangible fixed assets	6,399	7,078	(679)
Total intangible fixed assets	26,127	8,115	18,011
Investments:			
Investments in securities	76,998	98,495	(21,497)
Long-term loans receivable	23,446	28,077	(4,631)
Deferred income taxes - non-current	8,890	–	8,890
Other investments	74,173	106,188	(32,015)
Allowance for bad debts	(1,330)	(762)	(567)
Total investments	182,178	231,999	(49,820)
Total fixed assets	1,310,400	1,357,146	(46,746)
III. Deferred charges			
Bond issuance expenses	178	483	(304)
Total deferred charges	178	483	(304)
V. Translation adjustments	18,264	14,346	3,917
Total assets	¥1,911,177	¥1,955,622	¥(44,444)

	2000	1999	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable - trade	¥ 165,877	¥ 173,416	¥ (7,539)
Short-term borrowings	46,479	79,593	(33,114)
Current portion of long-term borrowings	115,231	106,508	8,722
Current portion of bonds payable	66,037	30,000	36,037
Accrued income taxes	5,753	2,810	2,942
Deferred income taxes - current	263	–	26
Other current liabilities	165,533	164,865	667
Total current liabilities	564,939	557,194	7,744
II. Non-current liabilities			
Bonds payable	422,859	468,981	(46,122)
Long-term borrowings	530,377	571,765	(41,388)
Accrued severance indemnities	101,922	97,837	4,084
Deferred income taxes - non-current	2,006	–	2,006
Other non-current liabilities	27,582	26,115	1,466
Total non-current liabilities	1,084,747	1,164,700	(79,953)
Total liabilities	1,649,686	1,721,895	(72,208)
Minority interests	23,588	16,768	6,819
Stockholders' equity			
I. Common stock	188,323	188,323	–
II. Additional paid-in capital	31,808	31,808	–
IV. Retained earnings (deficit)	17,814	(3,167)	20,981
V. Common stock in treasury	(6)	(6)	0
VI. Common stock owned by a consolidated subsidiary	(36)	–	(36)
Total stockholders' equity	237,903	216,957	20,945
Total liabilities and stockholders' equity	¥1,911,177	¥1,955,622	¥(44,444)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Comparative Consolidated Statements of Income and Retained Earnings (Deficit)

For the years ended March 31, 2000 and 1999

	2000	1999	Change
		(Millions of yen)	
Operating revenues	¥1,598,516	¥1,566,094	¥ 32,422
Operating expenses:			
Cost of operating revenues	1,213,554	1,212,549	1,005
Selling, general and administrative expenses	340,074	320,687	19,386
Total operating expenses	1,553,628	1,533,237	20,391
Operating income	44,887	32,856	12,030
Non-operating income:			
Interest and dividend income	4,732	4,584	148
Gain on sales of flight equipment	7,701	15,908	(8,206)
Gain on sales of marketable securities	3,379	–	3,379
Equity in earnings of affiliates	1,980	6,539	(4,559)
Other income	12,419	30,900	(18,481)
Total non-operating income	30,213	57,932	(27,719)
Non-operating expenses:			
Interest expense	35,377	39,160	(3,783)
Exchange losses	5,600	3,298	2,301
Other expenses	11,682	11,074	607
Total non-operating expenses	52,660	53,533	(873)
Ordinary income	22,440	37,256	(14,815)
Extraordinary profit:			
Gain on sales of fixed assets	5,250	6,689	(1,439)
Gain on sales of investments in securities	16,236	3,642	12,593
Other extraordinary profit	2,020	3,022	(1,002)
Total extraordinary profit	23,507	13,354	10,152
Extraordinary loss:			
Loss on disposal of fixed assets	2,285	1,269	1,016
Loss on investments in subsidiaries and affiliates	3,484	1,032	2,451
Special termination benefits	6,052	5,844	207
Other extraordinary loss	7,204	6,174	1,029
Total extraordinary loss	19,025	14,321	4,704
Income before income taxes, and minority interests	26,922	36,290	(9,367)
Income taxes - current	8,130	4,836	3,293
Income taxes - deferred	(3,109)	3,731	(6,841)
Minority interests	2,161	948	1,212
Net income	19,740	26,773	(7,032)
Deficit at beginning	(3,167)	(172,458)	169,291
Legal reserve at beginning	–	7,330	(7,330)
Increase in retained earnings and decrease in deficit	7,395	135,874	(128,479)
Decrease in retained earnings and increase in deficit	13,047	686	12,361
Cumulative effect on adoption of deferred income tax accounting by the liability method	6,893	–	6,893
Retained earnings (deficit) at end	¥ 17,814	¥ (3,167)	¥ 20,981

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Consolidated Statement of Cash Flows

For the year ended March 31, 2000

	(Millions of yen)
Operating activities	
Net income	¥ 26,922
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	90,410
Gain and loss on sales and disposal and loss on revaluation of marketable securities and investments in securities	(16,884)
Gain and loss on sales and disposal of fixed assets	(7,311)
Net provision for accrued severance indemnities	2,927
Interest and dividend income	(4,732)
Interest expense	35,377
Exchange losses	2,017
Earnings of affiliates	(1,980)
Decrease in notes and accounts receivable	7,252
Increase in supplies	(458)
Decrease in accounts payable	(11,432)
Others	922
Subtotal	123,030
Interest and dividends received	5,341
Interest paid	(35,150)
Income taxes paid	(5,894)
Net cash provided by operating activities	87,326
Investing activities	
Purchases of time deposits	(1,092)
Proceeds from maturity of time deposits	2,379
Purchases of marketable securities	(14,494)
Proceeds from sales and maturity of marketable securities	23,654
Purchase of fixed assets	(81,151)
Proceeds from sales of fixed assets	20,734
Purchases of investments in securities	(6,842)
Proceeds from sales and maturity of investments in securities	42,192
Addition to long-term loans receivable	(11,883)
Reduction of long-term loans receivable	22,939
Others	10,578
Net cash provided by investing activities	7,012

Consolidated Statement of Cash Flows (continued)

For the years ended March 31, 2000

	(Millions of yen)
Financing activities	
Net decrease in short-term borrowings	¥ (35,293)
Proceeds from long-term borrowings	91,684
Repayment of long-term borrowings	(127,093)
Proceeds from issuance of bonds	19,880
Redemption of bonds	(30,000)
Proceeds from sales of common stock in treasury	363
Purchase of common stock in treasury	(327)
Dividends paid to stockholders	(5,293)
Dividends paid to minority interests	(319)
Net cash used in financing activities	(86,397)
Effect of exchange rate changes on cash and cash equivalents	(568)
Net increase in cash and cash equivalents	7,372
Cash and cash equivalents at beginning of the year	182,938
Increase in cash and cash equivalents arising from inclusion in consolidation	462
Decrease in cash and cash equivalents arising from exclusion from consolidation	(1,058)
Cash and cash equivalents at end of the year	¥ 189,715
Adjustments to reconcile cash and time deposits in balance sheet to cash and cash equivalents in statement of cash flows at end of the year	
Cash and time deposits in balance sheet	¥ 139,242
Time deposits with original maturity of more than three months	(4,611)
Marketable securities with original maturities of three months or less	58,021
Current account overdrafts including short-term borrowings	(2,937)
Cash and cash equivalents in the statement of cash flows	¥ 189,715

Notes to Consolidated Financial Statements

March 31, 2000 and 1999

1. Summary of Significant Accounting Policies

(1) Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted in Japan, and its consolidated foreign subsidiaries in conformity with those of the countries of their domicile. The accompanying consolidated financial statements have been compiled and summarized from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

(2) Principles of consolidation and accounting for investments in affiliates

The balance sheet date of 28 of the consolidated subsidiaries is December 31, 1999. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions from January 1, 2000 through March 31, 2000 are adjusted, if necessary.

The difference between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method is amortized by the straight-line method over a period of five years.

Effective April 1, 1999, the assets and liabilities of newly consolidated subsidiaries are evaluated at fair value as of their respective acquisition dates.

(3) Cash equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

(4) Marketable securities

Marketable securities are principally stated at cost based on the moving average method.

1. Summary of Significant Accounting Policies (continued)

(5) Supplies

Supplies are principally stated at cost based on the moving average method.

(6) Depreciation of fixed assets

Tangible fixed assets:		
Flight equipment:		
Aircraft and spare engines	–	The straight-line or declining-balance method based on their estimated useful lives.
Spare parts contained in flight equipment	–	Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life.
Ground property and equipment	–	Principally the straight-line method.
Intangible fixed assets:		
Software	–	The straight-line method based on their estimated useful lives. Computer software for internal use, which was previously included in other investments, has been reclassified to intangible assets.

(7) Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

(8) Accrued severance indemnities

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs. The Company has followed the accounting policy of providing for the liability for employees' severance indemnities to the extent of 40% of such liability.

In addition to the lump-sum payment plan, the Company and certain significant domestic subsidiaries have established contributory funded defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan to substitute for their non-contributory funded pension plans, whereas most other domestic subsidiaries have maintained non-contributory funded pension plans. The costs of the pension plans are determined actuarially and the amortization of prior service cost is charged to income. Prior service cost is being amortized over a period of between 10 and 20 years.

1. Summary of Significant Accounting Policies (continued)

(9) Allowance for doubtful accounts

The allowance for doubtful accounts is principally provided for possible bad debts on receivables at the maximum amount allowable under the Corporation Tax Law. In addition to the aforementioned general allowance for possible bad debts on receivables, the allowance for doubtful accounts includes a provision for specific potentially uncollectible receivables of significant amounts based on management's estimate.

(10) Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. The Company and its domestic subsidiaries principally account for capital leases which do not transfer the ownership of the leased property to the lessee as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases which do not transfer the ownership of the leased property to the lessee are principally accounted for as operating leases.

2. Other Footnote Information

(1) Accumulated depreciation at March 31, 2000 and 1999 amounted to ¥1,231,155 million and ¥1,228,975 million, respectively.

(2) At March 31, 2000 and 1999, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥19,727 million and ¥31,880 million, respectively. In addition, at March 31, 2000 and 1999, contingent liabilities for guarantee commitments, keep-well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥4,118 million and ¥9,296 million, respectively.

(3) At March 31, 2000 and 1999, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥60,000 million and ¥80,000 million, respectively.

(4) At March 31, 2000 and 1999, common stock in treasury, which is stated at cost, amounted to ¥6 million (23,597 shares) and ¥6 million (21,068 shares), respectively. In addition, at March 31, 2000, common stock, which is owned by a consolidated subsidiary and is stated at cost, amounted to ¥36 million (65,982 shares).

(5) No significant events have occurred subsequent to March 31, 2000.

3. Leases

As lessee

(1) The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of March 31, 2000 and 1999, and the related depreciation and interest expense for the year then ended which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if capital lease accounting had been applied to the capital lease transactions currently accounted for as operating leases:

	March 31, 2000		
	Flight equipment	**Other**	**Total**
		(Millions of yen)	
Acquisition costs	¥ 430,160	¥ 21,955	¥ 452,116
Less accumulated depreciation	(194,776)	(14,422)	(209,198)
Net book value	¥ 235,384	¥ 7,533	¥ 242,917

	March 31, 1999		
	Flight equipment	**Other**	**Total**
		(Millions of yen)	
Acquisition costs	¥ 384,122	¥ 26,117	¥ 410,240
Less accumulated depreciation	(158,009)	(15,971)	(173,980)
Net book value	¥ 226,113	¥ 10,146	¥ 236,260

(2) Future rental expenses under capital leases accounted for as operating leases and operating leases outstanding at March 31, 2000 and 1999 are summarized as follows:

	March 31, 2000		March 31, 1999	
Year ending March 31,	**Capital leases**	**Operating leases**	**Capital leases**	**Operating leases**
		(Millions of yen)		
2001	¥ 38,304	¥12,445	¥ 34,280	¥ 13,915
2002 and thereafter	240,767	68,422	234,792	68,276
Total future rental expenses	¥279,072	¥80,868	¥269,073	¥82,191

(3) Leases - depreciation and interest expense

Lease expenses relating to capital lease transactions accounted for as operating leases amounted to ¥46,620 million and ¥39,499 million for the years ended March 31, 2000 and 1999, respectively. Depreciation expense and interest expense relating to capital lease transactions for the years ended March 31, 2000 and 1999 amounted to ¥40,245 million and ¥10,203 million in 2000, and ¥32,476 million and ¥9,762 million in 1999, respectively.

3. Leases (continued)

As lessor

(1) The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased property as of March 31, 2000 and 1999, and the related depreciation and interest revenue for the year then ended which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if direct financing lease accounting had been applied to the direct financing lease transactions currently accounted for as operating leases:

	March 31, 2000		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥348	¥6,736	¥7,084
Less accumulated depreciation	(185)	(4,233)	(4,418)
Net book value	¥162	¥2,502	¥2,665

	March 31, 1999		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥348	¥7,475	¥7,823
Less accumulated depreciation	(150)	(4,023)	(4,173)
Net book value	¥197	¥3,452	¥3,649

(2) Future rental revenues under direct financing leases accounted for as operating leases and operating leases outstanding at March 31, 2000 and 1999 are summarized as follows:

	March 31, 2000		March 31, 1999	
Year ending March 31,	Direct financing leases	Operating leases	Direct financing leases	Operating leases
		(Millions of yen)		
2001	¥ 967	¥128	¥1,153	¥211
2002 and thereafter	1,893	46	2,689	128
Total future rental expenses	¥2,860	¥174	¥3,843	¥339

(3) Leases - depreciation and interest income

Lease revenues relating to direct financing lease transactions accounted for as operating leases amounted to ¥1,321 million and ¥1,494 million for the years ended March 31, 2000 and 1999, respectively. Depreciation expense and interest income relating to direct financing lease transactions for the years ended March 31, 2000 and 1999 amounted to ¥1,118 million and ¥177 million in 2000, and ¥1,299 million and ¥207 million in 1999, respectively.

4. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been determined for internal management purposes. The respective businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2000 and 1999 is summarized as follows:

	Year ended March 31, 2000						
	Air trans-port ation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consoli-dated
				(Millions of yen)			
Sales to outside parties	¥1,058,191	¥345,330	¥ 35,578	¥159,415	¥1,598,516	¥ –	¥1,598,516
Intra-group sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	–
Operating revenues	1,223,481	350,160	40,961	388,040	2,002,644	(404,127)	1,598,516
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,628
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,887
Identifiable assets	¥1,396,578	¥ 71,308	¥ 91,703	¥493,543	¥2,053,134	¥ (141,956)	¥1,911,177
Depreciation	¥ 69,427	¥ 1,059	¥ 3,514	¥ 17,933	¥ 91,935	¥ (1,525)	¥ 90,410
Capital expenditures	¥ 72,661	¥ 2,020	¥ 2,006	¥ 5,396	¥ 82,085	¥ (933)	¥ 81,151

	Year ended March 31, 1999						
	Air trans-port ation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consoli-dated
				(Millions of yen)			
Sales to outside parties	¥1,038,482	¥331,500	¥ 52,178	¥143,932	¥1,566,094	¥ –	¥1,566,094
Intra-group sales and transfers	169,202	6,171	5,249	214,322	394,946	(394,946)	–
Operating revenues	1,207,685	337,672	57,427	358,254	1,961,040	(394,946)	1,566,094
Operating expenses	1,181,635	337,942	55,791	349,137	1,924,507	(391,270)	1,533,237
Operating income (loss)	¥ 26,049	¥ (270)	¥ 1,635	¥ 9,117	¥ 36,532	¥ (3,675)	¥ 32,856
Identifiable assets	¥1,401,607	¥ 63,750	¥122,133	¥542,974	¥2,130,467	¥(174,844)	¥1,955,622
Depreciation	¥ 62,789	¥ 893	¥ 5,843	¥ 17,479	¥ 87,005	¥ (929)	¥ 86,075
Capital expenditures	¥ 70,699	¥ 64	¥ 1,719	¥ 26,741	¥ 99,224	¥ (4,556)	¥ 94,668

Capital expenditures for the years ended March 31, 2000 and 1999 consisted of expenditures for tangible assets and intangible assets. Capital expenditures for the year ended March 31, 2000, included computer software for internal use, which was

previously included in other assets and has been reclassified to intangible assets.

4. **Segment Information (continued)**

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company, Japan Asia Airways Co., Ltd. and JAL WAYS Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the years ended March 31, 2000 and 1999, are summarized as follows:

	Year ended March 31, 2000			
	Asia and Oceania	**North and South America**	**Europe**	**Total**
	(Millions of yen)			
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥867,925
Consolidated operating revenues	–	–	–	¥1,598,516
Percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

	Year ended March 31, 1999			
	Asia and Oceania	**North and South America**	**Europe**	**Total**
	(Millions of yen)			
Operating revenues from foreign operations	¥340,878	¥326,148	¥186,758	¥853,785
Consolidated operating revenues	–	–	–	¥1,566,094
Percentage of consolidated operating revenues	21.8%	20.8%	11.9%	54.5%

c. Geographic information

For the years ended March 31, 2000 and 1999, operating revenues sourced from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

5. Market Value Information on Marketable Securities and Investments in Securities and Subsidiaries

	March 31, 2000		
	Book value	Market value	Unrealized gain (loss)
	(Millions of yen)		
Marketable securities:			
Stocks (*1)	¥29,486	¥32,391	¥2,905
Bonds	7,922	7,869	(53)
Other	151	169	18
	37,560	40,430	2,870
Investments in securities and subsidiaries:			
Stocks	7,937	9,060	1,123
Bonds	18,355	19,306	951
Other	100	99	(0)
Total	26,392	28,466	2,074
	¥63,953	¥68,897	¥4,944

Marketable securities and investments in securities and subsidiaries excluded from the market value information at March 31, 2000 are summarized as follows:

	March 31, 2000
	(Millions of yen)
Marketable securities	¥60,891
Investments in securities (*2)	¥50,604
(Investments in subsidiaries and affiliates)	(¥22,349)

(*1) Stocks of marketable securities at March 31, 2000 include the following common stock in treasury and common stock, which is owned by a consolidated subsidiary:

Book value	Market value	Unrealized loss
(Millions of yen)		
¥43	¥24	¥(18)

(*2) Investments in securities at March 31, 2000 include the following investment in affiliates:

Book value	Market value	Unrealized loss
(Millions of yen)		
¥7,264	¥6,295	¥(968)

6. Derivatives

(1) Forward foreign exchange contracts

	March 31, 2000		
	Notional amounts	Market value	Unrealized gain (loss)
		(Millions of yen)	
Purchased:			
U.S. dollars	¥15,904	¥15,950	¥ 46
Others	5,465	5,412	(52)
	¥21,369	¥21,363	¥ (6)
(Over one year)	(–)		

The above amounts exclude contracts entered into to hedge receivables and payables denominated in foreign currencies which have been translated and reflected at the corresponding contracted rates in the accompanying balance sheet at March 31, 2000.

(2) Interest option and interest-rate swap agreements

	March 31, 2000	
	Notional amounts	Unrealized gain (loss)
	(Millions of yen)	
Interest option agreements:		
Collars	¥ 1,000	¥ (17)
(Over one year)	(¥400)	
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	¥ 45,370	¥ 1,834
(Over one year)	(¥ 15,170)	
Variable-rate into fixed-rate obligations	¥148,031	¥(7,987)
(Over one year)	(¥118,264)	

The above amounts exclude swap agreements entered into to hedge the principal amounts of outstanding debt and the related interest denominated in foreign currencies which have been translated and reflected at the corresponding swap rates in the accompanying balance sheet at March 31, 2000.

6. Derivatives (continued)

(3) Fuel price commodity derivatives

	March 31, 2000			
	Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
	(Millions of yen)			
Fuel price protection arrangements:				
Caps	¥8,969	¥589	¥596	¥ 7
(Over one year)	(–)			
Collars	¥5,901	¥ –	¥574	¥574
(Over one year)	(¥334)			
Floors	¥3,104	¥ 82	¥ 59	¥ (22)
(Over one year)	(–)			
Fuel price swaps	¥1,031	¥ –	¥151	¥151
(Over one year)	(–)			

7. Deferred Income Taxes

At March 31, 1999, deferred income taxes were recognized only insofar they related to the elimination of intercompany items on consolidation. Effective April 1, 1999, the Company adopted the liability method of accounting for deferred income taxes relating to all temporary differences.

Significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2000 were as follows:

	(Millions of yen)
Deferred tax assets:	
Revaluation loss on supplies	¥ 1,901
Accrued bonuses	1,519
Accrued severance indemnities	9,137
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	35,592
Tax loss carryforwards	48,083
Other	17,980
	114,212
Deferred tax liabilities	
Reserve for special depreciation	(5,320)
Other	(4,280)
	(9,600)
Valuation allowance	(89,294)
Net deferred tax assets	¥15,318

7. Deferred Income Taxes (continued)

A reconciliation between the Company's effective tax rate and the Japanese statutory rate for the year ended March 31, 2000 is as follows:

Japanese statutory rate	40.2%
Disallowed expenses, including entertainment expenses	8.2
Dividends received	(2.1)
Equity in earnings of unconsolidated affiliates	(3.0)
Inhabitants' per capita taxes	0.8
Change in valuation allowance	(25.4)
Others	(0.1)
Company's effective tax rate	18.7%

8. Revenues by Area of Operation

	For the year ended March 31, 2000 (Millions of yen)	
International		
Passenger	¥ 610,928	49.9%
Cargo	143,365	11.7
Mail	7,797	0.6
Baggage	2,498	0.2
	764,590	62.5
Domestic		
Passenger	309,531	25.3
Cargo	22,147	1.8
Mail	6,679	0.5
Baggage	122	0.0
	338,480	27.7
Combined	1,103,070	90.2
Other flight operating revenues	25,995	2.1
Other operating revenues	94,415	7.7
Total operating revenues	¥1,223,481	100.0%

Japan Airlines Company, Ltd.

Non-Consolidated Financial Information

For the years ended March 31, 2000 and 1999

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Total operating revenues:	FY99	¥1,167,681		(+0.9%)
		FY98	¥1,157,653		(-5.1%)
(2)	Operating income:	FY99	¥	28,754	(+15.9%)
		FY98	¥	24,820	(-19.9%)
(3)	Ordinary income:	FY99	¥	9,454	(-70.9%)
		FY98	¥	32,523	(+322.8%)
(4)	Net income (loss):	FY99	¥	(5,655)	(–)
		FY98	¥	26,282	(–)
(5)	Net income (loss) per share:	FY99	¥	(3.18)	
		FY98	¥	14.77	
(6)	Diluted net income per share:	FY99	¥	–	
		FY98	¥	14.77	
(7)	Return on equity:	FY99		-2.3%	
		FY98		11.3%	
(8)	Ratio of ordinary income to total assets:	FY99		0.6%	
		FY98		2.2%	
(9)	Ratio of ordinary income to total operating revenues:	FY99		0.8%	
		FY98		2.8%	

Note 1. Number of shares outstanding during the year:

March 31, 2000	1,778,943,439
March 31, 1999	1,778,943,439

2. Dividends

(Millions of yen except for per share information)

(1)	Annual dividend per share:	FY99	¥	3.00
		FY98	¥	3.00
(2)	Total annual dividends:	FY99	¥	5,336
		FY98	¥	5,336
(3)	Payout ratio:	FY99		–
		FY98		20.3%
(4)	Ratio of dividend to equity:	FY99		2.2%
		FY98		2.2%

3. Non-Consolidated Financial Position

(1)	Total assets:	FY99	¥1,452,166 million
		FY98	¥1,475,584 million
(2)	Total stockholders' equity:	FY99	¥ 247,531 million
		FY98	¥ 246,415 million
(3)	Ratio of stockholders' equity to total assets:	FY99	17.0%
		FY98	16.7%
(4)	Equity per share:	FY99	¥ 139.15
		FY98	¥ 138.52

Note 1. Number of shares outstanding at the year end:

March 31, 2000	1,778,943,439
March 31, 1999	1,778,943,439

4. Non-Consolidated Financial Forecasts for the Year Ending March 31, 2001

(1)	Total operating revenues:	¥1,204,000 million
(2)	Ordinary income:	¥ 6,000 million
(3)	Net income:	¥ 6,000 million
(4)	Annual dividend per share:	¥ 3.00
(5)	Net income per share:	¥ 3.37

Japan Airlines Company, Ltd.

Comparative Non-Consolidated Balance Sheets

March 31, 2000 and 1999

(Millions of yen)

	2000	%	1999	%	Change
Assets					
I. Current assets					
Cash and time deposits	¥ 72,361		¥ 31,364		¥ 40,996
Accounts receivable	122,827		116,495		6,331
Marketable securities, at cost	83,220		123,182		(39,961)
Supplies	54,627		54,259		367
Prepaid expenses	6,375		12,609		(6,233)
Deferred income taxes - current	5,314		–		5,314
Other current assets	48,033		48,750		(716)
Allowance for bad debts	(376)		(595)		219
Total current assets	392,383	27.0	386,066	26.2	6,316
II. Fixed assets					
Tangible fixed assets:					
Buildings	121,510		127,935		(6,425)
Structures	4,888		5,365		(477)
Machinery and equipment	27,588		32,009		(4,420)
Flight equipment	627,284		589,714		37,569
Vehicles	1,602		1,923		(320)
Tools and parts	12,365		11,807		558
Land	48,418		48,525		(106)
Construction in progress	6,374		44,732		(38,358)
Total tangible fixed assets	850,033	58.5	862,014	58.4	(11,980)
Intangible fixed assets:					
Telephone rights	889		964		(74)
Software	17,033		–		17,033
Other intangible fixed assets	176		199		(23)
Total intangible fixed assets	18,099	1.3	1,163	0.1	16,935
Investments:					
Investments in securities	43,257		51,869		(8,611)
Investments in subsidiaries	104,164		112,918		(8,754)
Long-term loans receivable	11,903		13,129		(1,225)
Long-term prepaid expenses	6,629		20,793		(14,164)
Deferred income taxes - non-current	433		–		433
Other investments	25,438		27,194		(1,756)
Allowance for bad debts	(356)		(47)		(308)
Total investments	191,470	13.2	225,857	15.3	(34,387)
Total fixed assets	1,059,603	73.0	1,089,035	73.8	(29,432)
III. Deferred charges					
Bond issuance expenses	178		481		(303)
Total deferred charge	178	0.0	481	0.0	(303)
Total assets	¥1,452,166	100.0	¥1,475,584	100.0	¥(23,418)

(*Millions of yen*)

	2000	%	1999	%	Change
Liabilities					
I. Current liabilities					
Accounts payable - trade	¥ 145,487		¥ 153,877		¥ (8,390)
Current portion of long-term borrowings	36,336		41,755		(5,419)
Current portion of bonds payable	60,000		30,000		30,000
Accounts payable - other	14,035		11,606		2,428
Accrued income taxes	55		250		(194)
Accrued sundry taxes	230		236		(6)
Accrued expenses	30,301		33,065		(2,763)
Advances received	30,281		29,162		1,118
Deposits received	16,638		17,181		(543)
Air transport deposits	23,945		22,743		1,201
Other current liabilities	6,101		7,604		(1,502)
Total current liabilities	363,413	25.0	347,484	23.5	15,928
II. Non-current liabilities					
Bonds payable	417,509		457,509		(40,000)
Long-term borrowings	266,963		299,360		(32,397)
Accrued severance indemnities	81,931		82,676		(745)
Reserve for loss on investments in subsidiaries and affiliates	7,766		19,709		(11,942)
Other non-current liabilities	67,051		22,429		44,621
Total non-current liabilities	841,221	58.0	881,685	59.8	(40,463)
Total liabilities	1,204,634	83.0	1,229,169	83.3	(24,534)
Stockholders' equity					
I. Common stock	188,323	13.0	188,323	12.8	–
II. Statutory reserves:					
Additional paid-in capital	31,808		31,808		–
Legal reserve	534		–		534
Total statutory reserves	32,342	2.2	31,808	2.1	534
III. Retained earnings:					
Reserve for special depreciation	4,652		–		4,652
Unappropriated retained earnings brought forward	22,212		26,282		(4,070)
Total retained earnings	26,865	1.8	26,282	1.8	582
Total stockholders' equity	247,531	17.0	246,415	16.7	1,116
Total liabilities and stockholders' equity	¥1,452,166	100.0	¥1,475,584	100.0	¥(23,418)

Japan Airlines Company, Ltd.

Comparative Non-Consolidated Statements of Operations and Retained Earnings

For the years ended March 31, 2000 and 1999

	2000	1999	Change	
		(Millions of yen)		%
Operating revenues	¥1,167,681	¥1,157,653	¥ 10,027	0.8
Operating expenses:				
Cost of operating revenues	910,727	913,131	(2,404)	(0.2)
Selling, general and administrative expenses	228,198	219,701	8,497	3.8
Total operating expenses	1,138,926	1,132,833	6,092	0.5
Operating income	28,754	24,820	3,934	15.8
Non-operating income:				
Interest and dividend income	4,481	8,145	(3,664)	(44.9)
Gain on sales of flight equipment	6,370	15,366	(8,996)	(58.5)
Other income	15,039	27,902	(12,863)	(46.1)
Total non-operating income	25,890	51,414	(25,524)	(49.6)
Non-operating expenses:				
Interest expense	30,352	32,687	(2,334)	(7.1)
Exchange losses	4,701	2,596	2,105	81.0
Other expenses	10,136	8,427	1,708	20.2
Total non-operating expenses	45,191	43,711	1,479	3.3
Ordinary income	9,454	32,523	(23,068)	(70.9)
Extraordinary profit:				
Gain on sales of fixed assets	1,938	2,650	(711)	(26.8)
Gain on sales of investments in securities	23,400	3,765	19,634	521.4
Total extraordinary profit	25,339	6,416	18,923	294.9
Extraordinary loss:				
Loss on disposal of fixed assets	1,604	834	769	92.2
Special termination benefits	6,052	5,414	637	11.7
Loss on revaluation of marketable securities	324	2,819	(2,495)	(88.5)
Loss on revaluation of investments in securities	1,590	–	1,590	–
Loss on termination of operations of subsidiaries and affiliates	–	167	(167)	–
Loss on revaluation of investments in subsidiaries and other	16,830	–	16,830	–
Provision for reserve for loss on investments in subsidiaries and affiliates	7,511	2,529	4,981	196.9
Total extraordinary loss	33,912	11,765	22,146	188.2
Income before income taxes	881	27,173	(26,292)	(96.7)
Income taxes				
Current	175	891	(715)	(80.2)
Deferred	6,362	–	6,362	–
Net income (loss)	(5,655)	26,282	(31,938)	–
Retained earnings brought forward	12,632	–	12,632	–
Cumulative effect on adoption of accounting for deferred income taxes	12,109	–	12,109	–
Cumulative effect on adoption of accounting for deferred income taxes for reversal of reserve for special depreciation	3,127	–	3,127	–
Unappropriated retained earnings at end	¥ 22,212	¥ 26,282	¥ (4,070)	–

Japan Airlines Company, Ltd.

Proposal for Appropriation of Retained Earnings

	June 27, 2000	June 29, 1999
	(Millions of yen)	
Unappropriated retained earnings	¥22,212	¥26,282
Reversal of reserve for special depreciation	664	–
Appropriations of retained earnings:		
Legal reserve	534	534
Cash dividends (¥3 per share)	5,336	5,336
Reserve for special depreciation	3,153	7,780
Unappropriated retained earnings to be carried forward	¥13,852	¥12,632

Japan Airlines Company, Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2000 and 1999

1. Summary of Significant Accounting Policies

(1) Marketable securities

Marketable securities are stated at cost based on the moving average method.

(2) Supplies

Supplies are stated at cost based on the moving average method.

(3) Depreciation

Tangible fixed assets	
Flight equipment:	
Aircraft and spare engines	– The straight-line method or declining-balance method based on their estimated useful lives.
Spare parts contained in flight equipment	– Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life.
Ground property and equipment	– Principally the straight-line method.
Intangible fixed assets	– The straight-line method based on their estimated useful lives. Computer software for internal use, which was previously included in long-term prepaid expenses, has been reclassified to intangible assets.

(4) Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

(5) Accrued severance indemnities

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs. Japan Airlines Company, Ltd. (the "Company") has

followed an accounting policy of providing for the liability for employees' severance indemnities to the extent of 40% of such liability.

1. Summary of Significant Accounting Policies (continued)

(6) Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts on receivables at the maximum amount allowable under the Corporation Tax Law. In addition to the aforementioned general allowance for possible bad debts on receivables, the allowance for doubtful accounts includes a provision for specific potentially uncollectible receivables of significant amounts based on management's estimate.

(7) Reserve for loss on investments in subsidiaries and affiliates

The reserve for loss on investments in subsidiaries and affiliates is provided for contingent losses which may be incurred upon termination of business at certain subsidiaries and affiliates.

(8) Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases other than those which transfer the ownership of the leased property to the Company are accounted for as operating leases.

(9) Accounting for deferred income taxes

Effective April 1, 1999, accounting for deferred income taxes has been adopted.

2. Other Footnote Information

(1) As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

(2) At March 31, 2000 and 1999, common stock in treasury, which is stated at cost and included in marketable securities, amounted to ¥6 million (23,597 shares) and ¥6 million (21,068 shares), respectively.

(3) Accumulated depreciation at March 31, 2000 and 1999 amounted to ¥933,013 million and ¥943,315 million, respectively.

(4) At March 31, 2000 and 1999, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥18,236 million and ¥22,125 million, respectively. In addition, at March 31, 2000 and 1999, contingent liabilities for commitments of guarantees, keep well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥52,774 million and ¥64,294 million, respectively.

2. **Other Footnote Information (continued)**

(5) At March 31, 2000 and 1999, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amounts of ¥60,000 million and ¥80,000 million, respectively.

(6) No significant events subsequent to March 31, 2000 have occurred.

JAL Traffic Statistics - Consolidated
(1999/4/1-2000/3/31)

		Passengers			
		Revenue Passengers	Revenue Passenger Kilo	Available Seat Kilo	Revenue Seat Load Factor
International	FY99	13,909,951	69,495,330	97,388,426	71.4
	FY98	12,831,052	65,472,537	93,703,311	69.9
	Change (%)	108.4	106.1	103.9	1.5
Domestic	FY99	23,336,703	18,983,209	28,893,994	65.7
	FY98	22,660,778	18,620,417	29,394,504	63.3
	Change (%)	103.0	102.0	98.3	2.4
Total	FY99	37,246,654	88,478,539	126,282,420	70.1
	FY98	35,491,830	84,092,954	123,097,815	68.3
	Change (%)	104.9	105.2	102.6	1.8

		Cargo		Total		
		Revenue Cargo Ton Kilo (Thousand)	Mail Ton Kilo (Thousand)	Revenue Ton Kilo (Thousand)	Available Ton Kilo (Thousand)	Revenue Weight L/F (%)
International	FY99	4,394,484	147,906	10,990,151	15,630,464	70.3
	FY98	3,965,991	140,459	10,184,914	15,132,008	67.3
	Change (%)	110.8	105.3	107.9	103.3	3.0
Domestic	FY99	279,092	45,564	1,747,884	3,226,215	54.2
	FY98	264,379	44,930	1,705,444	3,273,270	52.1
	Change (%)	105.6	101.4	102.5	98.6	2.1
Total	FY99	4,673,576	193,470	12,738,035	18,856,679	67.6
	FY98	4,230,370	185,389	11,890,358	18,405,278	64.6
	Change (%)	110.5	104.4	107.1	102.5	3.0

11. Consolidated Financial Information
for the six months ended September 30, 2001 and 2000
and the year ended March 31, 2001

Japan Airlines Company, Ltd.

Consolidated Financial Information

For the six months ended September 30, 2001 and 2000
and the year ended March 31, 2001

1. Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

(1) Consolidated Operating Results for the Six Months Ended September 30, 2001 and 2000 and the Year Ended March 31, 2001

(Millions of yen except for per share information)

(i) Total operating revenues	FH01	¥	871,259	(-0.3%)
	FH00	¥	874,054	(–)
	FY00	¥	1,703,773	
(ii) Operating income	FH01	¥	38,956	(-44.8%)
	FH00	¥	70,516	(–)
	FY00	¥	78,639	
(iii) Ordinary income	FH01	¥	23,874	(-57.2%)
	FH00	¥	55,758	(–)
	FY00	¥	53,311	
(iv) Net income	FH01	¥	16,397	(-61.3%)
	FH00	¥	42,386	(–)
	FY00	¥	41,021	
(v) Net income per share	FH01	¥	9.20	
	FH00	¥	23.83	
	FY00	¥	23.06	
(vi) Diluted net income per share	FH01	¥	9.19	
	FH00	¥	23.79	
	FY00	¥	23.02	
(vii) Equity in earnings (losses) of affiliates	FH01	¥	851	
	FH00	¥	(117)	
	FY00	¥	258	

Note 1. Number of shares outstanding during the period:

September 30, 2001	1,782,918,587
September 30, 2000	1,778,853,883
March 31, 2001	1,779,192,855

(2) Consolidated Financial Position at September 30, 2001 and 2000 and March 31, 2001

(Millions of yen except for per share information)

(i)	Total assets	FH01	¥1,771,035
		FH00	¥1,902,111
		FY00	¥1,801,855
(ii)	Total stockholders' equity	FH01	¥ 277,531
		FH00	¥ 259,758
		FY00	¥ 267,654
(ii)	Stockholders' equity ratio	FH01	15.7%
		FH00	13.7%
		FY00	14.9%
(ii)	Equity per share	FH01	¥ 155.66
		FH00	¥ 146.03
		FY00	¥ 150.12

Note 1. Number of shares outstanding at the end of the period:

September 30, 2001	1,782,922,655
September 30, 2000	1,778,853,906
March 31, 2001	1,782,915,444

(3) Results of Consolidated Cash Flows for the Six Months Ended September 30, 2001 and 2000 and the Year Ended March 31, 2001

(Millions of yen)

(i)	Net cash provided by operating activities	FH01	¥ 56,883
		FH00	¥ 76,164
		FY00	¥ 129,098
(ii)	Net cash used in investing activities	FH01	¥ (31,659)
		FH00	¥ (33,247)
		FY00	¥ (19,409)
(iii)	Net cash used in financing activities	FH01	¥ (51,043)
		FH00	¥ (65,132)
		FY00	¥ (179,012)
(iv)	Cash and cash equivalents at end of period	FH01	¥ 97,025
		FH00	¥ 167,407
		FY00	¥ 121,972

(4) Consolidation Policy

See notes to accompanying interim consolidated financial statements.

(5) Changes in Accounting Policy

Not applicable.

2. Consolidated Financial Forecast for the Year Ending March 31, 2002

(Millions of yen except for per share information)

(i)	Total operating revenues	¥1,600,000
(ii)	Ordinary loss	¥ 50,000
(iii)	Net loss	¥ 40,000
(iv)	Net loss per share	¥22.44

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

As of September 30, 2001, the number of consolidated subsidiaries was 153, including the following principal subsidiaries:

Japan Asia Airways Co., Ltd.
Japan TransOcean Air Co., Ltd.
JALWAYS Co., Ltd.
JAL Express Co., Ltd.
Airport Ground Service Company, Ltd.
TFK Corporation
Airport Engineering & Service Co., Ltd.
JAL Sales Network Co., Ltd.
Jalpak Co., Ltd.
JAL Hotels Company Ltd.
JAL Leasing Company, Limited
JAL Finance Corporation
JALUX Inc.
JAL Information Technology Co., Ltd.
Axess International Network, Inc.
Global Building Co., Ltd.

As of September 30, 2001, the number of unconsolidated subsidiaries not accounted for by the equity method was 141.

As of September 30, 2001, the number of unconsolidated affiliates was 78 including 23 companies accounted for by the equity method.

Changes in the scope of consolidation are summarized as follows:

Included in consolidation:

(Increase) 10
AGS Air Cargo Service Company, Limited
Narita Dry Ice Co., Ltd.
Nihon Food Service Co., Ltd.
New Tokyo Service Co., Ltd.
TFK Development Co., Ltd.
Yamato Shokuzai Co., Ltd.
JALPAK de Mexico S.A. de C.V.
P.T. Jalpak International Bali
Orient Network Thailand Co., Ltd.
AGS Skysupport Company, Ltd.

Japan Airlines Company, Ltd.

Consolidated Balance Sheets

At September 30 and March 31, 2001 and September 30, 2000

	2001		2000
	September 30	March 31	September 30
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 76,372	¥ 73,357	¥ 114,790
Notes and accounts receivable	205,537	203,255	202,516
Short-term investments in securities	23,046	48,132	59,329
Supplies	60,845	58,023	59,754
Deferred income taxes	12,660	14,825	8,883
Other current assets	84,364	93,437	145,003
Allowance for bad debts	(3,139)	(3,264)	(2,407)
Total current assets	459,686	487,767	587,870
II. Fixed assets:			
Tangible fixed assets:			
Buildings and structures	217,055	219,078	226,019
Machinery and equipment	33,632	33,399	34,738
Flight equipment	657,520	677,206	691,453
Land	89,590	88,501	92,419
Construction in progress	45,463	28,716	11,698
Other tangible fixed assets	22,742	21,725	23,184
Total tangible fixed assets	1,066,005	1,068,626	1,079,514
Intangible fixed assets:			
Software	25,608	23,400	20,005
Goodwill	706	793	691
Other intangible fixed assets	3,782	3,759	6,005
Total intangible fixed assets	30,097	27,954	26,702
Investments:			
Investments in securities	84,652	88,750	92,553
Long-term loans receivable	35,444	35,351	24,994
Deferred income taxes	27,089	22,550	17,985
Other investments	71,061	73,786	75,427
Allowance for bad debts	(3,020)	(2,972)	(3,044)
Total investments	215,226	217,467	207,915
Total fixed assets	1,311,329	1,314,048	1,314,132
III. Deferred charges:			
Bond issuance expenses	19	39	109
Total deferred charges	19	39	109
Total assets	¥1,771,035	¥1,801,855	¥1,902,111

	2001		2000
	September 30	March 31	September 30
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 170,596	¥ 166,650	¥ 164,189
Short- term borrowings	22,381	30,443	34,130
Current portion of bonds payable	60,000	60,000	65,000
Current portion of long-term borrowings	84,588	81,925	104,144
Accrued corporate tax	5,414	6,907	7,728
Deferred income taxes	57	50	60
Other current liabilities	182,280	183,954	189,976
Total current liabilities	525,319	529,931	565,230
II. Non-current liabilities:			
Bonds payable	357,859	357,859	417,859
Long-term borrowings	444,951	480,378	499,626
Accrued pension and severance costs	100,258	102,677	102,648
Deferred income taxes	2,639	2,715	2,378
Other non-current liabilities	36,057	37,893	32,211
Total non-current liabilities	941,765	981,524	1,054,724
Total liabilities	1,467,085	1,511,455	1,619,954
Minority interests	26,418	22,745	22,399
Stockholders' equity			
I. Common stock	188,550	188,550	188,323
II. Additional paid-in capital	32,516	32,516	31,808
III. Retained earnings	64,670	53,552	54,916
IV. Common stock in treasury	(242)	(247)	(46)
V. Net unrealized gain on investments in securities , net of deferred income taxes	169	3,098	1,987
VI. Translation adjustments	(8,133)	(9,816)	(17,232)
Total stockholders' equity	277,531	267,654	259,758
Total liabilities and stockholders' equity	¥1,771,035	¥1,801,855	¥1,902,111

Japan Airlines Company, Ltd.

Consolidated Statements of Income

For the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001

	Six months ended September 30, 2001	Six months ended September 30, 2000	Year ended March 31 2001
		(Millions of yen)	
Operating revenues	¥871,259	¥874,054	¥1,703,773
Operating expenses:			
Cost of operating revenues	649,593	624,144	1,269,371
Selling, general and administrative expenses	182,709	179,392	355,762
Total operating expenses	832,302	803,537	1,625,133
Operating income	38,956	70,516	78,639
Non-operating income:			
Interest and dividend income	2,084	2,123	4,184
Equity in earnings of affiliates	851	–	258
Exchange gain	–	1,229	6,629
Other income	6,730	5,178	12,837
Total non-operating income	9,666	8,530	23,910
Non-operating expenses:			
Interest expense	15,551	16,919	32,335
Equity in losses of affiliates	–	117	–
Exchange loss	1,616	–	–
Other expenses	7,579	6,252	16,903
Total non-operating expenses	24,748	23,288	49,239
Ordinary income	23,874	55,758	53,311
Extraordinary profit:			
Gain on sales of fixed assets	280	470	669
Gain on sales of investments in securities	1,647	–	2,169
Other extraordinary profit	262	1,643	2,304
Total extraordinary profit	2,189	2,114	5,143
Extraordinary loss:			
Loss on disposal of fixed assets	971	1,823	6,322
Loss on revaluation of investments in securities	1,998	9,594	9,187
Other extraordinary loss	1,336	6,961	11,283
Total extraordinary loss	4,306	18,378	26,793
Income before income taxes and minority interests	21,758	39,494	31,660
Income taxes – current	5,211	7,382	10,873
Income taxes – deferred	(157)	(10,962)	(21,718)
Minority interests	306	687	1,484
Net income	16,397	42,386	41,021
Retained earnings at beginning of period	53,552	17,814	17,814
Increase in retained earnings	1,896	166	167
Decrease in retained earnings	7,176	5,450	5,450
Retained earnings at end of period	¥ 64,670	¥ 54,916	¥ 53,552

Japan Airlines Company, Ltd.

Consolidated Statements of Cash Flows

For the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001

	Six months ended September 30, 2001	Six months ended September 30, 2000	Year ended March 31 2001
		(Millions of yen)	
Operating activities			
Income before income taxes and minority interests	¥ 21,758	¥ 39,494	¥ 31,660
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	43,437	43,998	91,834
Gain and loss on sales and disposal and loss on revaluation of marketable securities and investments in securities	357	9,774	7,507
Gain and loss on sales and disposal of flight equipment spare parts, property and equipment	4,301	5,018	13,223
Net provision for accrued pension and severance benefits	(2,495)	1,030	1,183
Interest and dividend income	(2,084)	(2,123)	(4,184)
Interest expense	15,551	16,919	32,335
Exchange loss (gain)	449	(469)	(568)
Equity in (earnings) losses of affiliates	(851)	117	(258)
Increase in notes and accounts receivable	(157)	(30,407)	(29,560)
Increase in supplies	(2,784)	(1,940)	(284)
Increase (decrease) in accounts payable	2,684	(1,511)	(620)
Other	(5,314)	15,094	23,805
Subtotal	74,853	94,995	166,073
Interest and dividends received	2,241	2,410	4,494
Interest paid	(13,668)	(15,829)	(31,680)
Income taxes paid	(6,542)	(5,412)	(9,787)
Net cash provided by operating activities	56,883	76,164	129,098
Investing activities			
Purchases of time deposits	(782)	(22,873)	(24,682)
Proceeds from maturity of time deposits	1,358	3,075	26,823
Purchases of marketable securities	—	(359)	(2,821)
Sales of marketable securities	685	817	6,788
Purchases of fixed assets	(47,086)	(31,151)	(80,271)
Proceeds from sales of fixed assets	8,481	3,326	8,256
Purchases of investment securities	(802)	(2,913)	(7,360)
Proceeds from sales and maturity of investments in securities	347	7,926	18,471
Proceeds from sale of investment in subsidiary	3,280	–	–
Proceeds from sale of consolidated subsidiary	–	–	8,393
Increase of long-term loans receivable	(2,898)	(3,181)	(18,819)
Decrease of long-term loans receivable	3,308	8,304	15,463
Other	2,449	3,782	30,348
Net cash used in investing activities	(31,659)	(33,247)	(19,409)

	Six months ended September 30, 2001	Six months ended September 30, 2000	Year ended March 31 2001
		(Millions of yen)	
Financing activities			
Decrease in short-term loans	¥ (8,097)	¥ (17,181)	¥ (23,466)
Proceeds from long-term loans	5,983	26,492	60,916
Repayment of long-term loans	(41,371)	(66,499)	(143,083)
Redemption of bonds	–	(2,100)	(67,283)
Sales of common stock in treasury	101	259	481
Purchases of common stock in treasury	(95)	(262)	(447)
Dividends paid to stockholders	(7,074)	(5,289)	(5,306)
Dividends paid to minority interests	(307)	(392)	(392)
Other	(181)	(159)	(431)
Net cash used in financing activities	(51,043)	(65,132)	(179,012)
Effect of exchange rate changes on cash and cash equivalents	(216)	(88)	1,583
Net (decrease) increase in cash and cash equivalents	(26,035)	(22,305)	(67,740)
Cash and cash equivalents at beginning of period	121,972	189,715	189,715
Increase in cash and cash equivalents arising from inclusion in consolidation	1,089	81	81
Decrease in cash and cash equivalents arising from exclusion form consolidation	–	(84)	(84)
Cash and cash equivalents at end of period	¥ 97,025	¥167,407	¥121,972
Reconciliation between cash and time deposits and cash and cash equivalents			
Cash and time deposits in balance sheet	¥ 76,372	¥114,790	¥ 73,357
Time deposits with original maturity of more than three months	(2,579)	(24,498)	(2,877)
Marketable securities with original maturity of three months or less	22,796	56,858	47,447
Other current assets with original maturity of more than three months	9,999	27,794	13,996
Current account overdrafts including short-term borrowings	(9,562)	(7,536)	(9,951)
Cash and cash equivalents at end of period	¥ 97,025	¥167,407	¥ 121,972

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet dates of 29 and 2 of the consolidated subsidiaries are June 30, 2001 and July 31, 2001, respectively. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2001 through September 30, 2001 and the period from August 1, 2001 though September 30, 2001, respectively, have been adjusted if necessary.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Securities

Investments in marketable securities are stated at fair value and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost based on the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Property and equipment

Tangible fixed assets:	
Flight equipment:	
Aircraft and spare engines	The straight-line method or declining-balance method based on their estimated useful lives
Spare parts contained in flight equipment	Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life
Ground property and equipment	Principally the straight-line method
Intangible fixed assets:	
Software	Computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

h. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

1. Summary of Significant Accounting Policies (continued)

i. Accrued severance indemnities

To provide for employees' severance indemnities, net period pension cost (the amount recognized as the cost of a pension plan for a period) is accounted for based on the projected benefit obligation and the pension plan assets.

The cumulative effect of the adoption of a revised accounting standard for pension is being amortized by the straight-line method over a period of fifteen years. Past service cost is principally charged to income in the period when incurred.

j. Allowance for bad debts

The allowance for the bad debts on receivables is provided at an estimate of the individual amounts deemed unrecoverable. The allowance for other receivables is provided based on the actual historical rate of losses on receivables.

k. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and the domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

l. Hedge accounting

Gain or loss on derivatives designated as hedges is deferred until the loss or gain on the underlying hedged item is recognized.

Foreign receivables and payables are translated at the forward foreign exchange rate, if certain conditions are met.

The related interest differential paid or received under interest rate swaps is recognized over the term of each swap agreement in interest expense if certain conditions are met.

2. Other Information

a. Accumulated depreciation at September 30, 2001 and 2000 and March 31, 2001 amounted to ¥1,312,492 million, ¥1,261,550 million and ¥1,277,317 million, respectively.

b. At September 30, 2001 and 2000 and March 31, 2001, contingent liabilities for guarantees amounted to ¥17,819 million, ¥19,577 million and ¥19,271 million, respectively. In addition, at September 30, 2001 and 2000 and March 31, 2001, contingent liabilities for commitments such as guarantees, keep-well agreements and others amounted to ¥3,101 million, ¥3,760 million and ¥3,437 million, respectively.

c. At September 30, 2001 and 2000 and March 31, 2001, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in aggregate amounts of ¥50,000 million, ¥60,000 million and ¥55,000 million, respectively.

d. At September 30, 2001 and 2000 and March 31, 2001, common stock in treasury, which is stated at cost, amounted to ¥242 million (550,784 shares), ¥46 million (89,533 shares) and ¥247 million (557,995 shares), respectively.

3. Fair Value of Marketable Securities

The components of net unrealized gain on investments in marketable securities, which was accounted for as a separate component of stockholders' equity, net of deferred income taxes, at September 30, 2001 and 2000 and March 31, 2001 are summarized as follows:

	September 30, 2001		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
	(Millions of yen)		
Stocks	¥21,994	¥22,621	¥ 627
Bonds	8,435	8,506	70
Other	2,223	2,099	(123)
	¥32,653	¥33,228	¥ 574

	September 30, 2000		
	Acquisition costs	Carrying value	Net unrealized gain
	(Millions of yen)		
Stocks	¥22,523	¥27,015	¥4,492
Bonds	25,740	25,851	111
Other	1,481	1,518	37
	¥49,744	¥54,385	¥4,640

3. Fair Value of Marketable Securities (continued)

	March 31, 2001		
	Acquisition costs	Carrying value	Net unrealized gain (loss)
		(Millions of yen)	
Stocks	¥22,842	¥28,025	¥5,183
Bonds	8,691	8,628	(63)
Other	2,190	2,165	(25)
	¥33,724	¥38,818	¥5,094

Investments in non-marketable securities at September 30, 2001 and 2000 and March 31, 2001 amounted to ¥43,216 million, ¥68,499 million and ¥68,777 million, respectively.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2001 and 2000 and March 31, 2001, and the related depreciation and interest expense for the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001, which would have been reflected in the balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥406,858	¥16,524	¥423,383
Less accumulated depreciation	224,651	12,219	236,871
Net book value	¥182,206	¥4,305	¥186,511

	September 30, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥426,293	¥19,812	¥446,105
Less accumulated depreciation	213,579	13,604	227,184
Net book value	¥212,713	¥6,207	¥218,921

4. Leases (continued)

As lessee (continued)

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥444,142	¥17,255	¥461,398
Less accumulated depreciation	232,116	12,262	244,379
Net book value	¥212,025	¥ 4,992	¥217,018

	Six months ended September 30, 2001	**Six months ended September 30, 2000**	**Year ended March 31, 2001**
		(Millions of yen)	
Depreciation expense	¥19,799	¥20,411	¥42,152
Interest expense	¥ 3,535	¥ 4,588	¥ 9,023

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥23,945 million for the six months ended September 30, 2001, ¥23,531 million for the six months ended September 30, 2000, and ¥49,772 million for the year ended March 31, 2001.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2001 and 2000 and March 31, 2001 is summarized as follows:

	September 30, 2001	**September 30, 2000**	**March 31, 2001**
		(Millions of yen)	
Within 1 year	¥ 39,398	¥ 39,171	¥ 43,077
Over 1 year	162,821	217,268	212,871
	¥202,219	¥256,440	¥255,949

Future rental expenses under operating leases outstanding at September 30, 2001 and 2000 and March 31, 2001 are summarized as follows:

	September 30, 2001	**September 30, 2000**	**March 31, 2001**
		(Millions of yen)	
Within 1 year	¥ 16,069	¥13,606	¥ 16,820
Over 1 year	85,132	69,832	91,512
	¥101,202	¥83,438	¥108,332

4. Leases (continued)

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30, 2001 and 2000 and March 31, 2001 and the related depreciation and interest revenue for the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001, which would have been reflected in the balance sheets and the related statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥4,272	¥4,620
Less accumulated depreciation	237	3,083	3,320
Net book value	¥110	¥1,188	¥1,299

	September 30, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥5,753	¥6,101
Less accumulated depreciation	203	3,682	3,885
Net book value	¥144	¥2,070	¥2,215

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥4,827	¥5,175
Less accumulated depreciation	220	3,308	3,528
Net book value	¥127	¥1,519	¥1,647

	Six months ended September 30, 2001	Six months ended September 30, 2000	Year ended March 31, 2001
		(Millions of yen)	
Depreciation expense	¥364	¥479	¥880
Interest expense	¥ 43	¥ 69	¥121

4. Leases (continued)

As lessor (continued)

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥437 million for the six months ended September 30, 2001, ¥566 million for the six months ended September 30, 2000, and ¥1,046 million for the year ended March 31, 2001.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2001 and 2000 and at March 31, 2001 is summarized as follows:

	September 30, 2001	September 30, 2000	March 31, 2001
		(Millions of yen)	
Within 1 year	¥ 637	¥ 891	¥ 766
Over 1 year	776	1,500	1,027
	¥1,414	¥2,392	¥1,794

Future rental revenues under operating leases outstanding at September 30, 2001 and 2000 and March 31, 2001 are summarized as follows:

	September 30, 2001	September 30, 2000	March 31, 2001
		(Millions of yen)	
Within 1 year	¥ 396	¥ 85	¥ 376
Over 1 year	1,572	28	1,624
	¥1,968	¥113	¥2,001

5. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

5. Segment Information (continued)

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30, 2001 and 2000 and the year ended March 31, 2001 is summarized as follows:

	Six months ended September 30, 2001						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥576,497	¥188,205	¥17,629	¥ 88,926	¥ 871,259	¥ –	¥871,259
Intra-group sales and transfers	97,018	17,962	2,551	125,065	242,596	(242,596)	–
Total	673,515	206,167	20,180	213,991	1,113,855	(242,596)	871,259
Operating expenses	641,122	205,197	19,256	207,876	1,073,452	(241,150)	832,302
Operating income	¥ 32,393	¥ 970	¥ 923	¥ 6,115	¥ 40,403	¥ (1,446)	¥ 38,956

	Six months ended September 30, 2000						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥587,009	¥187,391	¥17,763	¥ 81,889	¥ 874,054	¥ –	¥874,054
Intra-group sales and transfers	91,810	3,252	2,411	116,990	214,465	(214,465)	–
Total	678,819	190,644	20,175	198,880	1,088,520	(214,465)	874,054
Operating expenses	615,966	188,428	19,499	192,748	1,016,642	(213,104)	803,537
Operating income	¥ 62,853	¥ 2,215	¥ 675	¥ 6,132	¥ 71,877	¥ (1,360)	¥ 70,516

	Year ended March 31, 2001						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Sales to outside parties	¥1,130,213	¥360,042	¥37,497	¥176,019	¥1,703,773	¥ –	¥1,703,773
Intra-group sales and transfers	191,683	7,116	5,350	245,316	449,466	(449,466)	–
Total	1,321,896	367,158	42,847	421,336	2,153,239	(449,466)	1,703,773
Operating expenses	1,257,873	365,641	40,433	407,270	2,071,219	(446,085)	1,625,133
Operating income	¥ 64,023	¥ 1,517	¥ 2,413	¥ 14,065	¥ 82,020	¥ (3,380)	¥ 78,639

5. **Segment Information (continued)**

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30 2001 and 2000 and the year ended March 31, 2001 were as follows:

	Six months ended September 30, 2001			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥200,740	¥171,194	¥113,717	¥485,652
Consolidated operating revenues				¥871,259
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.0%	19.6%	13.1%	55.7%

	Six months ended September 30, 2000			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥199,990	¥173,887	¥107,617	¥481,495
Consolidated operating revenues				¥874,054
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.9%	12.3%	55.1%

	Year ended March 31, 2001			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥405,303	¥364,994	¥211,779	¥ 982,076
Consolidated operating revenues				¥1,703,773
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.8%	21.4%	12.4%	57.6%

c. Geographic information

For the six months ended September 30 2001 and 2000 and the year ended March 31, 2001, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

Components of Revenues in the Air Transportation Segment

	Six months ended September 30, 2001		Six months ended September 30, 2000		Year ended March 31, 2001	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
International:						
Passenger operations	¥354,526	52.6	¥353,988	52.2	¥ 676,104	51.1
Cargo operations	64,864	9.6	73,770	10.9	148,327	11.2
Mail service operations	3,858	0.6	3,466	0.5	7,402	0.6
Luggage operations	1,257	0.2	1,304	0.2	2,547	0.2
Subtotal	424,507	63.0	432,531	63.7	834,381	63.1
Domestic:						
Passenger operations	168,738	25.1	169,748	25.0	329,143	24.9
Cargo operations	10,098	1.5	10,782	1.6	21,693	1.6
Mail-service operations	3,042	0.5	3,199	0.5	6,535	0.5
Luggage operations	67	0.0	79	0.0	138	0.0
Subtotal	181,946	27.0	183,811	27.1	357,510	27.0
Other revenues	17,976	2.7	15,268	2.3	32,469	2.5
Incidental business revenues	49,085	7.3	47,209	7.0	97,535	7.4
Total revenues	¥673,515	100.0	¥678,819	100.0	¥1,321,896	100.0

EXECUTIVE SUMMARY

JAL's basic management policy is to construct a business system earning stable profits and providing appropriate and steady returns to all stakeholders: shareholders, customers and society, employees and the JAL Group as a whole, firmly founded on the principle of strict operational safety and the pursuit of high quality service. Under this policy, JAL established the vision of consolidated management of a healthy and strong JAL Group in the mid-term corporate plan covering the fiscal years 2001-2003 and we have continued with further restructuring of Group management in order to maximise the company's value.

However following the September 11 terrorist attacks in the USA and the subsequent unstable situation that followed, international traffic demand - especially on transpacific routes - declined sharply giving an enormous negative impact to our revenues.

We immediately formed an Emergency Task Force to deal with this situation chaired by president Isao Kaneko and we are taking all the urgent measures we can take to overcome this crisis.

- **IMPROVING SECURITY**

In the wake of the terror attacks we have raised security to the highest level of preparedness and continue to take all measures necessary. From now on we are re-examing all our on-ground security measures which have been applied already. At the same time, we will further enhance security systems and procedures by such measures as reinforcing cockpit doors among others. Total safety is a fundamental in the airline industry and everyone in the JAL Group is making maximum efforts in this regard.

- **CAPACITY AND NETWORK REORGANSIATION**

As a result of the sudden changes in demand we have suspended or reduced many transpacific services between Japan and North and South America and Hawaii. On the other hand we have increased service on our China and Korean routes or changed aircraft types, demonstrating a flexible response in route and frequency changes.

- **SALES IMPROVEMENT**

A special initiative is the introduction of a new range of published discount fares in economy class in the form of our advance purchase fares sold under the brand name of "Super Maeuri Goku", offering discounts of around 70%. We are also stimulating demand through various promotional campaigns from now on.

- **REVENUE AND EXPENSE**

We have adopted a strategy to condense capital outlay and to bring costs down further as a matter of urgency.

- **PERSONNEL**

Adding to our previously announced reduction of personnel by 700 in our current restructuring program we will increase staff reductions by a further 600 to a total of 1300.

Adding to these emergency measures we are taking by ourselves, we are asking the Japanese Government for their support to the same levels as that given by other governments overseas to their airline industries. This is from the viewpoint of maintaining competitive power of Japan's airline industry and also from the viewpoint of an improvement in the system of national security.

The impact of the September 11 attacks is enormous. However, thanks to the restructuring of our organisation already well in hand since the first half of the 1990's, our competitive power and management infrastructure are solidly founded and we are better geared today to respond than we were at the time of the Gulf War.

While we are now taking these urgent and necessary steps to overcome this crisis, should the present influence of the attacks diminish, our performance and our results will recover. We are treating this period as a time of trial. We will continue to drive forward with restructuring and enhancement of our corporate

constitution. In relation to corporate governance, we introduced an evaluation system of the performance of Group companies, so as to focus the aims of each Group company towards the achievement of business targets of the JAL Group as a whole.

From now on we will utilise ERP and will continue to clarify the responsibility of each company and enhance performance monitoring within the Group. From the aspect of unifying Group strategy, we will promote a capital finance policy. Independent subsidiaries are required to make their own financial contribution. Additionally we will increase and improve the scope of our auditing and further advance the enhancement of corporate governance.

This year, the achievement of our corporate aims is difficult. Namely, the ROE of more than 10% on a consolidated basis and by repaying interest-bearing debt within ten years. These features of our midterm corporate plan's objectives are unattainable under the present circumstances. However, we will do our utmost to achieve these aims as soon as possible within or beyond the next fiscal year, when we expect demand to recover.

MANAGEMENT RESULTS

1.General

(1) Overall trends of consolidated results

In the first half of this fiscal year, in addition to the decrease in international cargo revenue attributable to the decline in IT-related industries, the September 11 attacks in the USA had a devastating impact, notably on international passenger demand. Domestic traffic in the period increased due to the greater availability of discount fares and although the terrorist attacks had some influence, revenue was down only slightly on the same period last year. Associated businesses revenues sharply decreased after the attacks. However, we have strengthened our group management where associated businesses are concerned by enriching the consolidated accounting system and by our business evaluation system. As a result consolidated operating revenue was 871,200 million-yen.

On the other hand, we tried to reduce operating expenses as much as possible, re-examining all expense categories but under the influence of the weaker yen expenses were 832,300 million-yen. Operating income was 38,900 million-yen. Ordinary income was 23,800 million-yen. Consolidated net income was 16,300 million-yen.

(2) Results of each business segment (including sales revenue and loss and profit between segments)
Air transport business segment

Operating revenue was 673,500 million-yen. Operating income was 32,300 million-yen.

International Passenger: When we look at each sector, we note that international passenger business was generally good on Europe, Korea and China routes. However, after the terror attacks demand in general sharply declined, especially on transpacific routes to and from North and South America and Hawaii. As a result, international passenger traffic volume fell by 1.9%.International passenger revenue was 354,500 million-yen.

International cargo: Because of the sluggish situation in the IT sector and later by the impact of the September 11 attacks, cargo volume dropped by 13.9% on the year before. Operating revenue was 64,800 million.

Domestic passenger: The Japanese economy was rather weak. We implemented a more efficient network operation and developed a progressive fare policy with special discounts for Internet bookers (JAL "e-wari" fares) and other bargain-type fares, together with a range of sales promotions. Though affected to some extent by the aftermath of September 11, the number of passengers rose by 1.9% on last year. Revenue was 168,700 million-yen.

(Revenue results of the Air Transport business segment are introduced on pages 19)

Air transport related business segment

(This includes airport-related business, credit card and leasing businesses, trading, distribution and others.)

The JALUX Company's business in aircraft parts resulted in a 137% increase compared the same period

last year. However, because of the impact of September 11, in-flight goods and airport retail shop sales dropped and total revenues increased by only 2%.Membership of JAL Card, the JAL Group's credit card, increased by 14% on the same period the previous year.

Operating revenue of the air transport related business segment was 213,900 million-yen. Operating income was 6,100 million-yen.

Travel planning and sales business segment

JAL Sales Network Company developed its operational infrastructure during the period as planned.The operating rights of former sales offices in Tokyo, Osaka and Fukuoka were transferred from JAL to the new company as was the sales and planning department of JAL's Head Office. These moves followed the transfer of Hokkaido and Chubu (Nagoya) area sales last year. JALPAK, the group's international package tour opérator, recorded good demand for Oceania and China but in the wake of the September attacks business suffered and there were 9% fewer customers than the previous year.

Operating revenue of this segment was 206,100 million-yen. Operating income was 900 million-yen.

Hotel and Resort segment

Income from hotel management contracts and royalties for JAL Hotels Co. Ltd. was good, particularly in S.E.Asia. We continued with steady cost-cutting and improved management of each hotel operation, aiming at enhanced profitability.

Operating revenue came to 20,100million yen, with an operating income of 900 million yen.

(3) Cash flow situation

Cash flow by operating activities was 56,800 million yen in cash in-flow. The cash flow by investing activities came to 31,600 million yen out-flow, as a result of our investment in aircraft and facilities and through sales of non-business related assets. We appropriated the difference of 25,200 million-yen free cash flow and part of our cash-in-hand for repaying interest-bearing debt. As the result, the total amount of cash (or cash equivalent) remaining is 90,400 million yen, a decrease of 76,900 million yen on last year.

(4) Distribution of profit

We expect that the severe business environment and the downward revenue trend will continue and we regret that there will be no dividend for FY2001. We will do all we can to respond to the expectation of shareholders and will take all measures necessary to improve our performance to achieve an early return to dividend payments.

2. FORECAST FOR FY2001 - COMPLETE YEAR

As we have repeatedly mentioned, the result of the US terrorist attacks continues to have a major impact on the airline industry and the global economy. In this situation, JAL has to face very considerable red figures and we have already announced a revised forecast in which results have been substantially amended. We now forecast consolidated operating revenue for FY2001 of 1,600,000 million yen; a consolidated operating loss of 50,000 million yen, with a consolidated net loss of 40,000 million yen. There will be no dividend. In our calculations we have applied the dollar/yen exchange rate of 120 yen to the US$1.00 for the whole period and are assuming that the market price of Singapore kerosene, which is one of the index fuel prices, to be about US$27.5. The circumstances surrounding our management is expected to be very severe but the whole JAL Group will tackle the problems and issues with a firm resolve and would like to respond to the expectations of shareholders by realising as soon as possible a healthy and strong JAL Group.

The above-mentioned forecast of results and future forecast were judged based on the information we could currently set and includes allowance for risk and uncertainty. Accordingly, we appreciate your understanding that actual results may change from these forecasts for various reasons.

Japan Airlines Company, Ltd.

Non-Consolidated (Interim) Financial Information

For the six months ended September 30, 2001 and 2000
and the year ended March 31, 2001

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(i) Total operating revenues:	FH01	¥ 637,699	(-1.2%)
	FH00	¥ 645,542	(+7.7%)
	FY00	¥1,257,239	
(ii) Operating income:	FH01	¥ 28,032	(-50.5%)
	FH00	¥ 56,666	(+88.4%)
	FY00	¥ 55,938	
(iii) Ordinary income:	FH01	¥ 13,078	(-68.5%)
	FH00	¥ 41,503	(+121.5%)
	FY00	¥ 28,902	
(iv) Net income:	FH01	¥ 12,154	(-68.4%)
	FH00	¥ 38,491	(+504.8%)
	FY00	¥ 28,780	
(v) Net income per share:	FH01	¥ 6.82	
	FH00	¥ 21.64	
	FY00	¥ 16.18	

Note 1. Number of shares outstanding during the period:

September 30, 2001	1,783,473,439
September 30, 2000	1,778,943,439
March 31, 2001	1,779,320,939

2. Dividends

(i) Annual dividend per share:	FH01	–
	FH00	–
	FY00	4.00
(ii) Semiannual dividend per share:	FH01	–
	FH00	–
	FY00	–

3. Non-Consolidated Financial Position

(i)	Total assets:	FH01	¥1,435,902 million
		FH00	¥1,520,101 million
		FY00	¥1,454,868 million
(ii)	Total stockholders' equity:	FH01	¥ 277,189 million
		FH00	¥ 282,571 million
		FY00	¥ 274,852 million
(iii)	Stockholders' equity ratio:	FH01	19.3%
		FH00	18.6%
		FY00	18.9%
(iv)	Equity per share:	FH01	¥ 155.42
		FH00	¥ 158.84
		FY00	¥ 154.11

Note 1. Number of shares outstanding at end of the period:

September 30, 2001	1,783,473,439
September 30, 2000	1,778,943,439
March 31, 2001	1,783,473,439

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2002

(i)	Total operating revenues:	¥1,157,000 million
(ii)	Ordinary loss:	¥ 50,000 million
(iii)	Net loss:	¥ 40,000 million
(iv)	Annual dividend per share:	–
(v)	Net loss per share:	22.43

Japan Airlines Company, Ltd.

Comparative Non-Consolidated Balance Sheets

	2001 September 30	2001 March 31	2000 September 30
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 24,341	¥ 19,082	¥ 68,912
Accounts receivable	169,028	164,013	159,274
Short-term investments in securities	19,774	39,627	55,178
Supplies	58,013	55,308	56,947
Prepaid expenses	6,875	5,741	7,433
Deferred income taxes	7,579	10,448	5,101
Other current assets	50,476	57,729	74,562
Allowance for bad debts	(589)	(695)	(455)
Total current assets	335,499	351,255	426,955
II. Fixed assets:			
Tangible fixed assets:			
Buildings	113,602	117,084	119,624
Structures	4,361	4,523	4,703
Machinery and equipment	23,836	24,369	25,693
Flight equipment	594,437	607,523	616,784
Vehicles	1,194	1,358	1,419
Tools and parts	11,549	11,454	11,846
Land	47,267	47,271	48,309
Construction in progress	37,529	20,663	10,742
Total tangible fixed assets	833,777	834,249	839,124
Intangible fixed assets:			
Software	21,650	19,701	17,371
Other intangible fixed assets	906	958	1,015
Total intangible fixed assets	22,556	20,659	18,386
Investments:			
Investments in securities	67,650	72,659	71,178
Investments in subsidiaries	101,191	103,377	104,181
Long-term loans receivable	25,992	25,286	16,648
Long-term prepaid expenses	4,535	5,338	5,817
Deferred income taxes	15,630	10,972	8,059
Other investments	30,449	32,459	31,111
Allowance for bad debts	(1,401)	(1,429)	(1,472)
Total investments	244,048	248,663	235,525
Total fixed assets	1,100,383	1,103,573	1,093,037
III. Deferred charges:			
Bond issuance expenses	19	39	109
Total deferred charges	19	39	109
Total assets	¥1,435,902	¥1,454,868	¥1,520,101

	2001 September 30	2001 March 31	2000 September 30
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable – trade	¥ 163,597	¥ 156,975	¥ 152,987
Current portion of long-term borrowings	39,975	41,601	36,622
Current portion of bonds payable	60,000	60,000	60,000
Accounts payable – other	15,801	17,254	15,102
Accrued corporate taxes	17	120	308
Accrued expenses	37,875	37,860	40,963
Advances received	32,569	31,671	33,575
Deposits received	17,083	19,779	18,938
Air transport deposits	24,748	25,359	26,755
Other current liabilities	7,993	9,708	12,404
Total current liabilities	399,662	400,330	397,658
II. Non-current liabilities			
Bonds payable	357,509	357,509	417,509
Long-term borrowings	252,963	265,082	260,938
Accrued pension and severance benefits	78,828	82,380	82,393
Reserve for loss on investments in subsidiaries and affiliates	4,286	4,384	7,364
Other non-current liabilities	65,462	70,329	71,665
Total non-current liabilities	759,050	779,685	839,871
Total liabilities	1,158,713	1,180,016	1,237,529
Stockholders' equity			
I. Common stock	188,550	188,550	188,323
II. Statutory reserves:			
Additional paid-in capital	32,516	32,516	31,808
Legal reserve	1,782	1,068	1,068
Total statutory reserves	34,298	33,584	32,876
III. Retained earnings:			
Reserve for special depreciation	6,026	7,141	7,141
Retained earnings brought forward	48,055	42,633	52,344
Total retained earnings	54,082	49,774	59,486
IV. Net unrealized gain on investments in securities, net of deferred income taxes	258	2,942	1,885
Total stockholders' equity	277,189	274,852	282,571
Total liabilities and stockholders' equity	¥1,435,902	¥1,454,868	¥1,520,101

Comparative Non-Consolidated Statements of Income

	Six months ended September 30, 2001	Six months ended September 30, 2000	Year ended March 31 2001
		(Millions of yen)	
Operating revenues	¥637,699	¥645,542	¥1,257,239
Operating expenses:			
Cost of operating revenues	491,572	467,338	954,465
Selling, general and administrative expenses	118,094	121,537	246,835
Total operating expenses	609,666	588,876	1,201,301
Operating income	28,032	56,666	55,938
Non-operating income:			
Interest and dividend income	2,481	2,696	4,124
Exchange gain	–	–	2,978
Other income	5,129	3,054	9,277
Total non-operating income	7,610	5,751	16,380
Non-operating expenses:			
Interest expense	13,827	14,382	27,997
Exchange loss	1,533	593	–
Other expenses	7,203	5,938	15,419
Total non-operating expenses	22,564	20,914	43,416
Ordinary income	13,078	41,503	28,902
Extraordinary profit:			
Gain on sales of fixed assets	267	535	538
Gain on sales of investments in securities	1,004	–	–
Total extraordinary profit	1,272	535	538
Extraordinary loss:			
Loss on disposal of fixed assets	401	608	1,897
Special termination benefits	356	156	669
Loss on operations of a subsidiary	–	–	2,300
Loss on revaluation of investments in securities	1,311	8,244	8,028
Loss on revaluation of other investments	–	1,398	1,465
Loss on revaluation of investments in subsidiaries and affiliates	–	–	1,765
Provision for reserve for loss on investments in subsidiaries and affiliates	–	1,598	1,900
Total extraordinary loss	2,069	12,007	18,028
Income before income taxes	12,281	30,031	11,412
Income taxes – current	135	728	305
Income taxes – deferred	(9)	(9,189)	(17,673)
Net income	12,154	38,491	28,780
Retained earnings brought forward	35,900	13,852	13,852
Retained earnings at end of the period	¥ 48,055	¥ 52,344	¥ 42,633

Notes to Non-Consolidated Financial Statements

September 30 and March 31, 2001 and September 30,2000

1. Basis of Presentation

The purpose of the non-consolidated interim financial statements as of and for the six months ended September 30, 2001 and 2000 is to provide useful accounting information on Japan Airlines Company, Ltd. (the "Company") for the semiannual financial period.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

2. Other Information

(1) At September 30 and March 31, 2001 and September 30, 2000, accumulated depreciation amounted to ¥986,441 million, ¥963,333 million and ¥956,921 million, respectively.

(2) At September 30 and March 31, 2001 and September 30, 2000, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥16,108 million, ¥17,013 million and ¥15,653 million, respectively. In addition, at September 30 and March 31, 2001 and September 30, 2000 contingent liabilities for commitments such as guarantees, keep-well agreements and other, principally for subsidiaries, affiliates and employees, amounted to ¥38,318 million, ¥43,689 million and ¥46,701 million, respectively.

(3) At September 30 and March 31, 2001 and September 30, 2000, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds in aggregate amounts of ¥50,000 million, ¥50,000 million and ¥60,000 million, respectively.

(4) At September 30 and March 31, 2001 and September 30, 2000, common stock in treasury, which is stated at cost and included in short-term investments in securities, amounted to ¥2 million, ¥7 million and ¥9 million, respectively.

(5) At September 30, 2001, investments in marketable securities to affiliates are as follows:

Carrying value	Market value
(Millions of yen)	
¥8,411	¥6,985

Japan Airlines Company, Ltd.

Consolidated Financial Information

For the six months ended September 30
and the year ended March 31, 2000

1. Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one

12. Consolidated Financial Information for the six months ended September 30 and the year ended March 31, 2000

(3) **Results of consolidated cash flows for the six months ended September 30 and the year ended March 31, 2000**

(Millions of yen)

(i)	Net cash provided by operating activities	FH00	¥	76,164
		FY99	¥	87,326
(ii)	Net cash provided by (used in) investing activities	FH00	¥	(33,247)
		FY99	¥	7,012
(iii)	Net cash used in financing activities	FH00	¥	(65,132)
		FY99	¥	(86,397)
(iv)	Cash and cash equivalent at end	FH00	¥	167,407
		FY99	¥	189,715

(4) **Consolidation policy**

See notes to accompanying interim consolidated financial statements

(5) ***Change in accounting policy***

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2001

(Millions of yen except for per share information)

(i)	Total operating revenues	¥	1,681,000
(ii)	Ordinary income	¥	32,000
(iii)	Net income	¥	32,000
(iv)	Net income per share	¥	17.99

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

As of September 30, 2000, the number of consolidated subsidiaries was 144, including the following principal subsidiaries:

Japan Asia Airways Co., Ltd.
Japan Trans Ocean Air Co., Ltd.
JALWAYS Co., Ltd.
JAL Express Co., Ltd.
Airport Ground Service Co., Ltd.
TFK Corporation
Airport Engineering & Service Co., Ltd.
JAL Sales Network Co., Ltd.
Jalpak Co., Ltd.
JAL Hotels Company Ltd.
JAL Leasing Company, Limited
JAL Finance Corporation
JAL Trading, Inc.
JAL Information Technology Co., Ltd.
Axess International Network, Inc.
Global Building Co., Ltd.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method(continued)

As of September 30, 2000, the number of unconsolidated subsidiaries not accounted for by the equity method was currently 154.

As of September 30, 2000, the number of unconsolidated affiliates was 78, including 22 companies accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase)	3	Kukou Bousai Co., Ltd.
		J Sales Okinawa Co., Ltd.
		JAL Group Finance Corporation
(Decrease)	2	JAL Finance Europe B.V.
		JF Carib A.E.C.

Equity method:

(Increase)	1	Air Flight Japan Corporation
(Decrease)	2	JAL Flight Academy Co., Ltd.
		HSST Development Corporation

JAL CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30 AND THE YEAR ENDED MARCH 31, 2000

Executive Summary

Our fundamental management policy is to create a corporate structure which can produce stable profits and establish a system to provide return to shareholders, customers, community and employees and the JAL Group as a whole, firmly established on the principle of strict regard for operational safety and the pursuit of top quality service.

Under this policy in our medium term corporate plan covering the period 2000-2002 we have combined the consolidated management vision of a healthy strong JAL Group, in order to clarify business responsibilities and to speed-up decision-making, improve profitability and to enhance group management. We are carrying out the following policies as our concrete group management plan.

- We are proceeding with positive co-operation with JAL Group airlines for maximum business efficiency and to improve profitability as a total air transport business.

The transfer of routes from JAL to lower cost airlines such as JALways, on international routes, and JAL Express on domestic regional routes, is proceeding smoothly as planned.

When the number of slots at Tokyo's Haneda Airport was increased in July 2000, we were able to increase flights on trunk routes such as Haneda-Osaka where we can expect demand growth. We also increased frequency on routes where we had two daily flights to three flights a day, thus improving the competitive power of our regional network and our profitability.

The international alliances we have achieved to-date are working well and we have expanded code share flights with American Airlines, Alitalia and other partner carriers.

We also have started a major new cargo alliance with Northwest Cargo. Altogether we now have alliances with 19 partner carriers in the passenger and cargo fields.

We will continue to build up revenue by increasing our network efficiency.

- To strengthen the function in different business fields we have introduced an in-house company system in passenger sales, cargo and in maintenance activities. Last November we established JAL Sales Network Ltd. (JSN), which since April this year has taken over the total passenger sales of the JAL Group. From April 1, 2001, the entire domestic passenger sales department's roles - except for activities in Okinawa - will be transferred to JSN. In Okinawa, a separate subsidiary, J Sales Ltd., was established in July this year and started operations in October. Through these measures we are further strengthening the efficiency of our sales structure

efficiency and the speed of our decision-making, which will all work together to enhance our total marketing power and help us to cope positively with ever-diversifying market needs and tends.

- We are continuously working to improve the efficient operation of each airport or downtown business handling function by establishing subsidiary companies or out-sourcing.

- Where indirect business activities are concerned, notably in finance and accounting, we have centralised operations to improve business efficiency.

For example, as of the end of September 2000, there are now 70 group companies participating in our Finance Center, out of 88 domestic consolidated companies, contributing significantly to the efficient use of Group finance

In the Group Accounting Center, 46 group companies are currently taking part and we are achieving more efficient accounting as a result.

- Except for the air transport sector, in other areas of business with independent characteristics we aim to establish a core company in each different field to develop business activity. Our eventual aim is public flotation of those companies.

- Our IT strategy includes the promotion of E-JAL, aiming at the enhancement of consolidated management power and the improvement of management efficiency.

In the marketing area we have introduced Internet fares and we are also offering reservations services through new distribution media, thus developing new services for customer benefit.

Adding to this, we have decided to establish an international portal site and domestic ticket website to cope with the improvement of customer convenience and to deal with ever-diversifying passenger demands.

In the purchasing field, we are participating as a founding member in Aeroexchange, the biggest Internet business in the airline industry and through the rationalisation of purchasing we will substantially reduce purchasing costs.

In corporate governance, since last year we have introduced a two-tier structure of board members and executive officers, all with one-year terms of office, aiming to speed-up decision making, to clarify responsibility for deciding and implementing strategy and for achieving the year's results.

Thus we will aim to be a company with transparency, open to inspection by society. To achieve business aims as a consolidated group we have establish targets for each group company and introduced a system of evaluation of group companies.

As an index of management performance, we are aiming at achieving earnings per share (EPS) of 10 yen or more per share and a return on assets (ROA) of more than 2%.

MANAGEMENT RESULTS

1. General situation at the mid term
(1) Consolidated results in general

Thanks to the general recovery trend in corporate profitability in Japan, demand for international passenger traffic increased, particularly in business class that had been in steady decline for some years. Traffic exceeded the previous year's performance on many routes, and was generally good to Europe and North America.

There was also a general increase in tourism demand.

Domestic passenger demand was generally solid but total demand did not increase significantly due to volcanic eruptions in Hokkaido in the Spring and to the staging of the 2000 Summit in Okinawa in the peak summer season, which both adversely affected tourist traffic.

Overall, demand for cargo was firm, thanks to the general trend to economic recovery.

Where associate businesses were concerned, we have tried to enhance their general management power by improving efficiency to strengthen profitability of the JAL Group as a whole. Our continuing aim is to realise a healthy and strong JAL Group.

As a result of our efforts, total Group sales revenues for the half year were 874 billion yen. Operating profit was 70.5 billion yen and ordinary profit 55.7 billion yen.

Midterm net profit was 42.3 billion yen.

(2) Business by segment

Air transportation

Total revenue from air transportation was 678.8 billion yen. Operating profit was 62.8 billion yen.

Reviewing each sector, international passenger demand was generally good. JAL carried 9.1% more passengers than in the same period last year. Japan Asia Airways' traffic increased by 1.2%.

When we look at travel by class we can notice significant recovery in demand for business class on European and North American routes where it was generally good, thanks to the recovery in the Japanese economy.

As a result, international passenger revenue was 353.9 billion yen.

International cargo demand was supported by the steady traffic in of personal computers. JAL total cargo traffic volume increased by 4.8% on the same period last year and Japan Asia Airways increased traffic volume by 13.8%.

Total cargo revenues amounted to 73.7 billion yen.

Domestic passenger demand was almost the same as last year, same period. Domestic tourist demand was adversely affected by the volcanic eruptions in Hokkaido and by the Okinawa Summit in July.

On the other hand, individual domestic passenger traffic increased in volume, due to the introduction of a wide range of discount fares, including special fares for travellers booking via the Internet (e-wari) from April 2000.

Domestic passenger revenue was 169.7 billion yen.

Total combined domestic passenger traffic volume of JAL's network and of routes transferred to subsidiary JAL Express was almost the same as JAL's total operation last year.

Air transportation related business

The total number of holders of JALCARD , the JAL group credit card, rose by 8% since March 31, 2000, in relation to the general increase in demand for air transport.

Total revenues in this sector were 198.8 billion yen, with operating profits of 6.1 billion yen.

Travel planning, tours and related sales

There was firm demand for international travel and JALPAK, the Group's tour international wholesaler, had 7% more customers than in the same period last year. This sector had operating revenues of 190.6 billion yen and operating profits of 2.2 billion yen.

Hotel and resort business

Due to increased overseas travel, the JAL Hotel Company (JHC) enjoyed good results in China and South East Asia where the company has hotel management contracts. The company worked steadily to strengthen the management of each individual hotel by reducing costs and improving profitability. Total revenues were 20.1 billion yen with operating profit of 0.6 billion yen.

(3) Cashflow

Through recovery of revenue, cash flow by operating activity came to a cash inflow of 76.1 billion yen. Cash outflow through investment activity in the period was 33.2 billion yen.

Cash flow content consisted of sales of non-core assets. On the other hand we purchased aircraft parts and equipment. We also made fixed deposits of more than three months with temporary cash on hand.

The total result of free cash flow was 42.9 billion yen. We applied this free cash flow and partial cash in hand to decrease our interest-bearing debt. The total amount of cash and cash equivalent remaining is 167.4 billion yen, down 22.3 billion yen in comparison to the previous period ending March 31, 2000.

(4) Distribution of profit

We expect the current severe management environment to continue. However, we plan a dividend of 6% per share in line with our intention to maintain dividends and to enhance the corporation itself.

2. Forecast for the full term

We forecast the current severe management environment will continue as competition increases and fuel costs remain high but we will cope with each issue with the determined intention to live up to the expectations of our shareholders.

Our consolidated forecast for the full period is for total revenues of 1,681 billion yen, consolidated ordinary profit of 32 billion yen and consolidated net profit of 32 billion yen.

For the latter half of the period we have used an exchange rate of 105 yen to US$1.00. The index of fuel we used is Singapore kerosene at US$43.70 per barrel.

Note: the above-mentioned forecast of results and future forecast were judged on the information we currently set and allow for and uncertainty. Accordingly, we appreciate your understanding that actual results may change from these forecasts for various reasons.

Japan Airlines Company, Ltd.

Consolidated Balance Sheets

At September 30 and March 31, 2000

	2000 September 30	2000 March 31	Change
	(Millions of yen)		
Assets			
I. Current assets :			
Cash and time deposits	¥ 114,790	¥ 139,242	¥(24,451)
Notes and accounts receivable	202,516	172,145	30,371
Marketable securities	59,329	98,409	(39,079)
Supplies	59,754	57,691	2,062
Deferred income taxes	8,883	8,461	422
Other current assets	145,003	108,285	36,718
Allowance for bad debts	(2,407)	(1,901)	(506)
Total current assets	587,870	582,334	5,535
II. Fixed assets :			
Tangible fixed assets:			
Buildings and Structures	226,019	230,327	(4,308)
Machinery and equipment	34,738	37,547	(2,808)
Flight equipment	691,453	709,578	(18,124)
Land	92,419	92,622	(202)
Construction in progress	11,698	7,052	4,645
Other tangible fixed assets	23,184	24,966	(1,781)
Total tangible fixed assets	1,079,514	1,102,094	(22,580)
Intangible fixed assets:			
Software	20,005	19,124	880
Goodwill	691	602	88
Other intangible fixed assets	6,005	6,399	(394)
Total intangible fixed assets	26,702	26,127	574
Investments:			
Investments in securities	92,553	76,998	15,555
Long-term loans receivable	24,994	23,446	1,548
Deferred income taxes	17,985	8,890	9,094
Other investments	75,427	74,173	1,253
Allowance for bad debts	(3,044)	(1,330)	(1,714)
Total investments	207,915	182,178	25,737
Total fixed assets	1,314,132	1,310,400	3,731
III. Deferred charges :			
Bond issuance expenses	109	178	(69)
Total deferred charges	109	178	(69)
IV. Translation adjustments	—	18,264	(18,264)
Total assets	¥1,902,111	¥1,911,177	¥(9,066)

	2000		
	September 30	March 31	Change
	(Millions of yen)		
Liabilities			
I. Current liabilities :			
Accounts payable – trade	¥ 164,189	¥ 165,877	¥(1,688)
Short- term borrowings	34,130	46,479	(12,349)
Current portion of bonds payable	65,000	66,037	(1,037)
Current portion of long-term borrowings	104,144	115,231	(11,086)
Accrued corporate tax	7,728	5,753	1,975
Deferred income taxes	60	26	34
Other current liabilities	189,976	165,533	24,443
Total current liabilities	565,230	564,939	291
II. Non-current liabilities :			
Bonds payable	417,859	422,859	(5,000)
Long-term borrowings	499,626	530,377	(30,750)
Accrued severance indemnities	—	101,922	(101,922)
Accrued pension and severance costs	102,648	—	102,648
Deferred income taxes	2,378	2,006	371
Other non-current liabilities	32,211	27,582	4,629
Total non-current liabilities	1,054,724	1,084,747	(30,023)
Total liabilities	1,619,954	1,649,686	(29,732)
Minority interests	22,399	23,588	(1,188)
Stockholders' equity			
I. Common stock	188,323	188,323	—
II. Additional paid-in capital	31,808	31,808	—
III. Retained earnings	54,916	17,814	37,102
IV. Common stock in treasury	(46)	(43)	(3)
V. Net unrealized gain on investments in securities , net of deferred income taxes	1,987	—	1,987
VI. Translation adjustments	(17,232)	—	(17,232)
Total stockholders' equity	259,758	237,903	21,854
Total liabilities and stockholders' equity	¥1,902,111	¥1,911,177	¥(9,066)

Japan Airlines Company, Ltd.
Consolidated Statements of Income
For the six months ended September 30 and the year ended March 31, 2000

	Six months ended September 30, 2000	Year ended March 31, 2000
	(Milliosn of yen)	
Operating revenues	¥874,054	¥1,598,516
Operating expenses:		
Cost of operating revenues	624,144	1,213,554
Selling, general and administrative expenses	179,392	340,074
Total operating expenses	803,537	1,553,628
Operating income	70,516	44,887
Non-operating income:		
Interest and dividend income	2,123	4,732
Gain on sales of flight equipment	204	7,701
Equity in earnings of affiliates	–	1,980
Exchange gains	1,229	–
Other income	4,973	15,798
Total non-operating income	8,530	30,213
Non-operating expenses:		
Interest expense	16,919	35,377
Equity in loss of affiliates	117	–
Exchange losses	–	5,600
Other expenses	6,252	11,682
Total non-operating expenses	23,288	52,660
Ordinary income	55,758	22,440
Extraordinary profit:		
Gain on sales of fixed assets	470	5,250
Gain on sales of investments in securities	–	16,236
Other extraordinary profit	1,643	2,020
Total extraordinary profit	2,114	23,507
Extraordinary loss:		
Loss on disposal of fixed assets	1,823	2,285
Loss on revaluation of investments in securities	9,594	2,337
Loss on termination of other investments	2,352	–
Other extraordinary loss	4,608	14,403
Total extraordinary loss	18,378	19,025
Income before income taxes and minority interests	39,494	26,922
Income taxes-current	7,382	8,130
Income taxes-deferred	(10,962)	(3,109)
Minority interests	687	2,161
Net income	42,386	19,740
Retained earnings (deficit) at beginning of period	17,814	(3,167)
Increase in retained earnings or decrease in deficit	166	7,395
Decrease in retained earnings or increase in deficit	5,450	13,047
Cumulative effect of adoption of income tax effect accounting	–	6,893
Retained earnings at end of period	¥ 54,916	¥ 17,814

Japan Airlines Company, Ltd.

Consolidated Statements of Cash Flows

For the six months ended September 30 and the year ended March 31, 2000

	Six months ended September 30, 2000	**Year ended March 31,2000**
	(Millions of yen)	
Operating activities		
Income before income taxes and minority interests	¥ 39,494	¥ 26,922
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	43,998	90,410
Gain and loss on sales and disposal and loss of revaluation on marketable securities and investment in securities	9,774	(16,884)
Gain and loss on sales and disposal of flight equipment spare parts, property and equipment	5,018	(7,31[illegible]
Net provision for severance indemnities	1,030	—
Net accrued pension and severance costs	—	2,927
Interest and dividend income	(2,123)	(4,732)
Interest expense	16,919	35,377
Exchange loss	(469)	2,017
Equity in (earnings) loss of affiliates	117	(1,980)
Decrease (increase) in notes and accounts receivable	(30,407)	7,252
Increase in supplies	(1,940)	(458)
Decrease in accounts payable	(1 ,511)	(11,432)
Other	15,094	922
Subtotal	94,995	123,030
Interest and dividend received	2,410	5,341
Interest paid	(15,829)	(35,150)
Income taxes paid	(5,412)	(5,894)
Net cash provided by operating activities	76,164	87,326
Investing activities		
Purchases of time deposits	(22,873)	(1,092)
Proceeds from maturity of time deposits	3,075	2,379
Purchases of marketable securities	(359)	(14,494)
Sales of marketable securities	817	23,654
Purchases of fixed assets	(31,151)	(81,151)
Proceeds from sales of fixed assets	3,326	20,734
Purchases of investment securities	(2,913)	(6,842)
Proceeds from sales and maturity of investments in securities	7,926	42,192
Addition to long-term loans receivable	(3,181)	(11,883)
Reduction of long-term loans receivable	8,304	22,939
Other	3,782	10,578
Net cash (used in) provided by investing activities	¥ (33,247)	¥ 7,012

	Six months ended September 30, 2000	Year ended March 31,2000
	(million of yen)	
Financing activities		
Decrease in short-term loans	¥ (17,181)	¥ (35,293)
Proceeds from long-term loans	26,492	91,684
Payment of long-term loans	(66,499)	(127,093)
Proceeds from issuance of bonds	—	19,880
Redemption of bonds	(2,100)	(30,000)
Sales of common stock in treasury	259	363
Purchases of common stock in treasury	(262)	(327)
Dividends paid to stockholders	(5,289)	(5,293)
Dividends paid to minority interests	(392)	(319)
Other	(159)	—
Net cash used in financing activities	(65,132)	(86,397)
Effect of exchange rate changes on cash and cash equivalents	(88)	(568)
Net (decrease) increase in cash and cash equivalents	(22,305)	7,372
Cash and cash equivalents at beginning of period	189,715	182,938
Increase in cash and cash equivalents arising from inclusion in consolidation	81	462
Decrease in cash and cash equivalents arising from exclusion form consolidation	(84)	(1,058)
Cash and cash equivalents at end	¥ 167,407	¥ 189,715
Reconciliation between cash and time deposits and cash and cash equivalents		
Cash and time deposits in balance sheet	¥ 114,790	¥ 139,242
Time deposits with original maturity of more than three months	(24,498)	(4,611)
Marketable securities with original maturity of three months or less	56,858	58,021
Other current assets with original maturity of more than three months	27,794	—
Current account overdrafts including short-term borrowings	(7,536)	(2,937)
Cash and cash equivalents at end	¥ 167,407	¥ 189,715

Japan Airlines Company, Ltd.

Notes to Consolidated Financial Statements

September 30 and March 31, 2000

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current period's classifications.

Effective the six months ended September 30, 2000, the Company was required for the first time to prepare its interim consolidated financial statements under the Securities and Exchange Law of Japan.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 28 of the consolidated subsidiaries is June 30, 2000. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from July 1, 2000 through September 30, 2000 are adjusted, if necessary.

1. **Summary of Significant Accounting Policies (continued)**

b. Principles of consolidation and accounting for investments in affiliates (continued)

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates.

The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

c. Cash equivalents
The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Investments in securities
Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity.
Investments in non-marketable securities are stated at cost based on the moving average method.

e. Derivatives
Derivatives are stated at fair value.

f. Supplies
Supplies are principally stated at cost based on the moving average method.

g. Property and equipment

Tangible fixed assets:	
Flight equipment:	
Aircraft and spare engines	The straight-line method or declining-balance method based on their estimated useful lives
Spare parts contained in flight equipment	Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life
Ground property and equipment	Principally the straight-line method
Intangible fixed assets:	
Software	Computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

1. Summary of Significant Accounting Policies (continued)

h. Bond issuance expenses
Bond issuance expenses are principally capitalized and amortized over a period of three years.

i. Accrued severance indemnities
To provide for employees' severance indemnities, net period pension cost that is the amount recognized as the cost of a pension plan for a period is accounted for based on the projected benefit obligation and the plan assets.
The cumulative effect (¥199,997 million) of the adoption of a new accounting standard for pension is being amortized by the straight-line method over a period of fifteen years.

j. Allowance for doubtful accounts
The allowance for the bad debt on receivables is provided for in estimated unrecoverable amounts. The allowance for other receivables is provided in an amount based on the actual rate of receivable losses in the past.

k. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and the domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

l. Hedge accounting
Gain or loss on derivatives designated as a hedging instrument except for derivatives for investments in securities is deferred until the loss or gain on the underlying hedged item is recognized.
Gain or loss on revaluation of investments in securities and derivatives for such securities is recognized at end of period.
Foreign receivables and payables are translated at the forward foreign exchange rate, if certain conditions are met.
If interest- rate swaps meet certain conditions, the after-swap interest-rate is applied in calculating the interest on the hedged bonds payable and borrowings.

2. Other Footnote Information

a. Accumulated depreciation at September 30 and March 31, 2000 amounted to ¥1,261,550 million and ¥1,231,155 million, respectively.

b. At September 30 and March 31, 2000, contingent liabilities for guarantees amounted to ¥19,577 million and ¥19,727 million, respectively. In addition, at September 30 and March 31, 2000, contingent liabilities for commitments of guarantees, keep well agreements and others amounted to ¥3,760 million and ¥4,118 million, respectively.

c. At September 30 and March 31, 2000, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥60,000 million.

d. At September 30 and March 31, 2000, common stock in treasury, which is stated at cost, amounted to ¥46 million (89,533 shares) and ¥43 million (89,579 shares), respectively.

e. Accrued severance indemnities have been reclassified to accrued pension and severance costs as a result of the adoption of a new accounting standard for pension.

f. No significant events which would be required to be desclosed have occurred subsequent to September 30, 2000.

3. Fair Value of Marketable Securities

The components of net unrealized gain on investments in marketable securities, which was accounted for as a separate component of stockholders' equity, net of deferred income taxes at September 30, 2000, are summarized as follows:

	September 30, 2000		
	Acquisition costs	Carrying value	Net unrealized gain
		(Millions of yen)	
Stocks	¥ 22,523	¥ 27,015	¥ 4,492
Bonds	25,740	25,851	111
Other	1,481	1,518	37
	¥ 49,744	¥ 54,385	¥ 4,640

Investments in non-marketable securities at September 30, 2000 amounted to ¥68,499 million.

The carrying and related fair values of current and non-current marketable securities at March 31, 2000 were as follows:

3. Fair Value of Marketable Securities (continued)

	March 31, 2000		
	Carrying value	Estimated fair value	Unrealized gain (loss)
		(Millions of yen)	
Current:			
Stocks	¥29,443	¥32,366	¥2,923
Bonds	7,922	7,869	(53)
Other	151	169	18
	37,517	40,406	2,888
Non-current:			
Stocks	7,937	9,060	1,123
Bonds	18,355	19,306	951
Other	100	99	(0)
	26,392	28,466	2,074
	¥63,909	¥68,872	¥4,962

Marketable securities and investments in securities excluded from the market value information at March 31, 2000 are summarized as follows :

	March 31, 2000
	(Millions of yen)
Marketable securities	¥ 60,891
Investments in securities	¥ 50,604

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30 and March 31, 2000, and the related depreciation and interest expense for the six months ended September 30 and the year ended March 31, 2000, which would have been reflected in the balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥426,293	¥19,812	¥446,105
Less accumulated depreciation	213,579	13,604	227,184
Net book value	¥212,713	¥6,207	¥218,921

4. Leases (continued)

As lessee (continued)

	March 31, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥430,160	¥21,955	¥452,116
Less accumulated depreciation	194,776	14,422	209,198
Net book value	¥235,384	¥ 7,533	¥242,917

	Six months ended September 30, 2000	Year ended March 31, 2000
Depreciation expense	¥20,411	¥40,245
Interest expense	¥ 4,588	¥10,203

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥23,531million for the six months ended September 30, 2000 and ¥46,620 million for the year ended March 31, 2000.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30 and March 31, 2000 is summarized as follows:

	September 30, 2000	March 31, 2000
	(Millions of yen)	
Within 1 year	¥ 39,171	¥ 38,304
Over 1 year	217,268	240,767
	¥256,440	¥279,072

Future rental expenses under operating leases outstanding at September 30 and March 31, 2000 are as follows:

	September 30, 2000	March 31, 2000
	(Millions of yen)	
Within 1 year	¥13,606	¥12,445
Over 1 year	69,832	68,422
	¥83,438	¥80,868

4. Leases (continued)

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of September 30 and March 31, 2000, and the related depreciation and interest revenue for the six months ended September 30 and the year ended March 31, 2000, which would have been reflected in the balance sheets and the related statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	September 30, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥5,753	¥6,101
Less accumulated depreciation	203	3,682	3,885
Net book value	¥144	¥2,070	¥2,215

	March 31, 2000		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥6,736	¥7,084
Less accumulated depreciation	185	4,233	4,418
Net book value	¥162	¥2,502	¥2,665

	Six months ended September 30, 1999	Year ended March 31, 2000
	(Millions of yen)	
Depreciation expense	¥479	¥1,118
Interest revenue	¥ 69	¥ 177

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥566 million for the six months ended September 30, 2000 and ¥1,321 million for the year ended March 31, 2000.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30 and March 31, 2000 is summarized as follows:

4. Leases (continued)

As lessor (continued)

	September 30, 2000	March 31, 2000
	(Millions of yen)	
Within 1 year	¥891	¥ 967
Over 1 year	1,500	1,893
	¥2,392	¥2,860

Future rental revenues under operating leases outstanding at September 30 and March 31, 2000 are as follows:

	September 30, 2000	March 31, 2000
	(Millions of yen)	
Within 1 year	¥85	¥128
Over 1 year	28	46
	¥113	¥174

5. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the six months ended September 30 and the year ended March 31, 2000 is summarized as follows:

	Six months ended September 30, 2000						
	Air trans-portat ion	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consoli-date d
				(Millions of yen)			
Sales to outside parties	¥ 587,009	¥187,391	¥ 17,763	¥ 81,889	¥ 874,054	¥ –	¥ 874,054
Intra-group sales and transfers	91,810	3,252	2,411	116,990	214,465	(214,465)	–
Total	678,819	190,644	20,175	198,880	1,088,520	(214,465)	874,054
Operating expenses	615,966	188,428	19,499	192,748	1,016,642	(213,104)	803,537
Operating income	¥ 62,853	¥ 2,215	¥ 675	¥ 6,132	¥ 71,877	¥ (1,360)	¥ 70,516

5. Segment Information (continued)

a. Business segment information (continued)

	Year ended March 31, 2000						
	Air trans-portat ion	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consoli-date d
				(Millions of yen)			
Sales to outside parties	¥1,058,191	¥345,330	¥ 35,578	¥159,415	¥1,598,516	¥ –	¥1,598,516
Intra-group sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	–
Total	1,223,481	350,160	40,961	388,040	2,002,664	(404,127)	1,598,516
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,628
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,887

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the six months ended September 30 and the year ended March 31, 2000 were as follows:

	Six months ended September 30, 2000			
	Asia and Oceania	North and South America	Europe	Total
		(Millions of yen)		
Operating revenues from foreign operations	¥199,990	¥173,887	¥107,617	¥ 481,495
Consolidated operating revenues				¥ 874,054
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.9%	12.3%	55.1%

	Year ended March 31, 2000			
	Asia and Oceania	North and South America	Europe	Total
		(Millions of yen)		
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥ 867,925
Consolidated operating revenues				¥1,598,516
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

c. Geographic information

For the six months ended September 30 and the year ended March 31, 2000, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, in accordance with accounting principles generally accepted in Japan, geographic information is not required to be disclosed.

The Components of the Revenues of Air Transportations Segment

	Six months ended September 30, 2000		Year ended March 31, 2000	
	Amount	Rate(%)	Amount	Rate(%)
	(Millions of yen)			
Domestic				
Passenger operations	¥ 353,988	52.2	¥ 610,928	49.9
Cargo operations	73,770	10.9	143,365	11.7
Mail-service operations	3,466	0.5	7,797	0.6
Luggage operations	1,304	0.2	2,498	0.2
Subtotal	432,531	63.7	764,590	62.5
International				
Passenger operations	169,748	25.0	309,531	25.3
Cargo operations	10,782	1.6	22,147	1.8
Mail-service operations	3,199	0.5	6,679	0.5
Luggage operations	79	0.0	122	0.0
Subtotal	183,811	27.1	338,480	27.7
Other revenues	15,268	2.3	25,995	2.1
Incidental business revenues	47,209	7.0	94,415	7.7
Total revenues	¥ 678,819	100.0	¥ 1,223,481	100.0

JAL Traffic Statistics - Consolidated

		FH00 (2000/4/1-2000/9/30)	FY99 (1999/4/1-2000/3/31)
International	Passengers	7,670,571	13,909,951
	Revenue Passenger Kilometers (000)	38,864,633	69,495,330
	Available Seat Kilometers (000)	50,831,115	97,388,426
	Revenue Seat Load Factor (%)	76.5%	71.4%
	Revenue Cargo Ton Kilometers (000)	2,248,614	4,394,484
	Revenue Mail Ton Kilometers (000)	70,797	147,906
	Revenue Ton Kilometers (000)	5,924,359	10,990,151
	Available Ton Kilometers (000)	8,155,585	15,630,464
	Revenue Weight Load Factor (%)	72.6%	70.3%
Domestic	Passengers	11,874,922	23,336,703
	Revenue Passenger Kilometers (000)	9,552,939	18,983,209
	Available Seat Kilometers (000)	14,169,086	28,893,994
	Revenue Seat Load Factor (%)	67.4%	65.7%
	Revenue Cargo Ton Kilometers (000)	138,156	279,092
	Revenue Mail Ton Kilometers (000)	21,712	45,564
	Revenue Ton Kilometers (000)	876,057	1,747,884
	Available Ton Kilometers (000)	1,581,745	3,226,215
	Revenue Weight Load Factor (%)	55.4%	54.2%
Total	Passengers	19,545,493	37,246,654
	Revenue Passenger Kilometers (000)	48,417,572	88,478,539
	Available Seat Kilometers (000)	65,000,201	126,282,420
	Revenue Seat Load Factor (%)	74.5%	70.1%
	Revenue Cargo Ton Kilometers (000)	2,386,770	4,673,576
	Revenue Mail Ton Kilometers (000)	92,509	193,470
	Revenue Ton Kilometers (000)	6,800,416	12,738,035
	Available Ton Kilometers (000)	9,737,330	18,856,679
	Revenue Weight Load Factor (%)	69.8%	67.6%

(Notes) International : Japan Airlines (International) +Japan Asia Airways+JALways
Domestic : Japan Airlines (Domestic) +Japan Transocean Air+Jal Express+J-Air

13. Non-Consolidated (Interim) Financial Information
for the six months ended September 30, 2000 and 1999
and the year ended March 31, 2000

Japan Airlines Company, Ltd.

Non-Consolidated (Interim) Financial Information

For the six months ended September 30, 2000 and 1999
and the year ended March 31, 2000

Non-Consolidated Financial Highlights

(As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(i) Total operating revenues:	FH00	¥	645,542	(+7.7%)
	FH99	¥	599,366	(-2.6%)
	FY99	¥	1,167,681	
(ii) Operating income:	FH00	¥	56,666	(+88.4%)
	FH99	¥	30,076	(+8.4%)
	FY99	¥	28,754	
(iii) Ordinary income:	FH00	¥	41,503	(+121.5%)
	FH99	¥	18,736	(-36.1%)
	FY99	¥	9,454	
(iv) Net income (loss):	FH00	¥	38,491	(+504.8%)
	FH99	¥	6,364	(-65.2%)
	FY99	¥	(5,655)	
(v) Net income per share:	FH00	¥	21.64	
	FH99	¥	3.58	
	FY99	¥	(3.18)	

Note 1. Number of shares outstanding during the period:

September 30, 2000	1,778,943,439
September 30, 1999	1,778,943,439
March 31, 2000	1,778,943,439

2. Dividends

(i) Annual dividends per share:	FH00	–
	FH99	–
	FY99	3.00
(ii) Semi-annual dividends per share:	FH00	–
	FH99	–
	FY99	–

3. Non-Consolidated Financial Position

(i)	Total assets:	FH00	¥1,520,101 million
		FH99	¥1,446,667 million
		FY99	¥1,452,166 million
(ii)	Total stockholders' equity:	FH00	¥ 282,571 million
		FH99	¥ 247,442 million
		FY99	¥ 247,531 million
(iii)	Stockholders' equity ratio:	FH00	18.6%
		FH99	17.1%
		FY99	17.0%
(iv)	Equity per share:	FH00	¥ 158.84
		FH99	¥ 139.10
		FY99	¥ 139.15

Note 1. Number of shares outstanding at end of the period:

September 30, 2000	1,778,943,439
September 30, 1999	1,778,943,439
March 31, 2000	1,778,943,439

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2001

(i)	Total operating revenues:	¥1,234,000 million
(ii)	Ordinary income:	¥ 10,000 million
(iii)	Net income:	¥ 19,000 million
(iv)	Annual dividends per share:	3.00
(v)	Net income per share:	10.68

Japan Airlines Company, Ltd.
Comparative Non-Consolidated Balance Sheets

(Millions of yen)

	2000		1999
	September 30	March 31	September 30
Assets			
I. Current assets			
Cash and time deposits	¥ 68,912	¥ 72,361	¥ 64,641
Accounts receivable	159,274	122,827	120,142
Marketable securities, at cost	55,178	83,220	78,750
Supplies	56,947	54,627	55,196
Prepaid expenses	7,433	6,375	8,354
Deferred income taxes	5,101	5,314	—
Other current assets	74,562	48,033	45,130
Allowance for bad debts	(455)	(376)	(288)
Total current assets	426,955	392,383	371,927
II. Fixed assets			
Tangible fixed assets:			
Buildings	119,624	121,510	125,132
Structures	4,703	4,888	5,175
Machinery and equipment	25,693	27,588	29,714
Flight equipment	616,784	627,284	594,615
Vehicles	1,419	1,602	1,705
Tools and parts	11,846	12,365	11,440
Land	48,309	48,418	48,555
Construction in progress	10,742	6,374	25,080
Total tangible fixed assets	839,124	850,033	841,419
Intangible fixed assets:			
Telephone rights	850	889	925
Software	17,371	17,033	16,446
Other intangible fixed assets	164	176	188
Total intangible fixed assets	18,386	18,099	17,559
Investments:			
Investments in securities	71,178	43,257	52,249
Investments in subsidiaries	104,181	104,164	112,918
Long-term loans receivable	16,648	11,903	15,183
Long-term prepaid expenses	5,817	6,629	8,027
Deferred income taxes	8,059	433	—
Other investments	31,111	25,438	27,341
Allowance for bad debts	(1,472)	(356)	(350)
Total investments	235,525	191,470	215,370
Total fixed assets	1,093,037	1,059,603	1,074,350
III. Deferred charges			
Bonds issuance expenses	109	178	390
Total deferred charges	109	178	390
Total assets	¥1,520,101	¥1,452,166	¥1,446,667

(Millions of yen)

	2000 September 30	2000 March 31	1999 September 30
Liabilities			
I. Current liabilities			
Accounts payable - trade	¥ 152,987	¥ 145,487	¥ 143,346
Current portion of long-term borrowings	36,622	36,336	41,569
Current portion of bonds payable	60,000	60,000	—
Accounts payable - other	14,989	14,035	10,297
Accrued corporate taxes	308	55	5,348
Accrued sundry taxes	113	230	—
Accrued expenses	40,963	30,301	33,628
Advances received	33,575	30,281	35,344
Deposits received	18,938	16,638	16,983
Air transport deposits	26,755	23,945	27,761
Other current liabilities	12,404	6,101	6,067
Total current liabilities	397,658	363,413	320,347
II. Non-current liabilities			
Bonds payable	417,509	417,509	477,509
Long-term borrowings	260,938	266,963	282,003
Accrued severance indemnities	—	81,931	83,444
Accrued pension and severance costs	82,393	—	—
Reserve for loss on investments in subsidiaries and affiliates	7,364	7,766	815
Other non-current liabilities	71,665	67,051	35,105
Total non-current liabilities	839,871	841,221	878,877
Total liabilities	1,237,529	1,204,634	1,199,224
Stockholders' equity			
I. Common stock	188,323	188,323	188,323
II. Statutory reserves:			
Additional paid-in capital	31,808	31,808	31,808
Legal reserve	1,068	534	534
Total statutory reserves	32,876	32,342	32,342
III. Retained earnings:			
Reserve for special depreciation	7,141	4,652	7,780
Retained earnings brought forward	52,344	22,212	18,996
Total retained earnings	59,486	26,865	26,776
IV. Net unrealized gain of investments in securities, net of deferred income taxes	1,885	—	—
Total stockholders' equity	282,571	247,531	247,442
Total liabilities and stockholders' equity	¥1,520,101	¥1,452,166	¥1,446,667

Japan Airlines Company, Ltd.
Comparative Non-Consolidated Statements of Income

	Six months ended Sep. 30,2000	Six months ended Sep. 30,1999	Year ended March 31 2000
		(Millions of yen)	
Operating revenues	¥645,542	¥599,366	¥1,167,681
Operating expenses:			
Cost of operating revenues	467,338	456,318	910,727
Selling, general and administrative expenses	121,537	112,970	228,198
Total operating expenses	588,876	569,289	1,138,926
Operating income	56,666	30,076	28,754
Non-operating income:			
Interest and dividend income	2,696	2,988	4,481
Gain on sales of flight equipment	8	4,132	6,370
Other income	3,045	5,625	15,039
Total non-operating income	5,751	12,746	25,890
Non-operating expenses:			
Interest expense	14,382	15,905	30,352
Exchange losses	593	4,176	4,701
Other expenses	5,938	4,005	10,136
Total non-operating expenses	20,914	24,087	45,191
Ordinary income	41,503	18,736	9,454
Extraordinary profit:			
Gain on sales of fixed assets	535	48	1,938
Gain on sales of investments in securities	—	—	23,400
Total extraordinary profit	535	48	25,339
Extraordinary loss:			
Loss on disposal of fixed assets	608	1,149	1,604
Special termination benefits	156	4,027	6,052
Loss on revaluation of marketable securities	—	—	324
Loss on revaluation of investments in securities	8,244	908	1,590
Loss on revaluation of other investments	1,398	—	—
Loss on revaluation of investments in subsidiaries and affiliates	—	—	16,830
Provision for reserve for loss on investments in subsidiaries and affiliates	1,598	559	7,511
Total extraordinary loss	12,007	6,646	33,912
Income before income taxes	30,031	12,138	881
Income taxes-current	728	5,774	175
Income taxes-deferred	(9,189)	—	6,362
Net income (loss)	38,491	6,364	(5,655)
Retained earnings brought forward	13,852	12,632	12,632
Cumulative effect on adoption of deferred tax accounting	—	—	12,109
Cumulative effect on adoption of deferred tax accounting for reversal of special reserve	—	—	3,127
Retained earnings at end of the period	¥ 52,344	¥18,996	¥ 22,212

Japan Airlines Company, Ltd.

Notes to Non-Consolidated Financial Statements

September 30 and March 31,2000
and September 30,1999

1. Basis of Presentation

The purpose of the non-consolidated interim financial statements as of and for the six months ended September 30, 2000 and 1999 is to provide useful accounting information on Japan Airlines Company, Ltd. (the "Company") for the semiannual financial period.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

2. Other Footnote Information

(1) At September 30 and March 31, 2000 and September 30, 1999, accumulated depreciation amounted to ¥956,921 million, ¥933,013 million and ¥940,926 million, respectively.

(2) At September 30 and March 31, 2000 and September 30, 1999 contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥15,653 million, ¥18,236 million and ¥22,585 million, respectively. In addition, at September 30 and March 31, 2000 and September 30, 1999 contingent liabilities for commitments of guarantees, keep well agreements and other, principally for subsidiaries, affiliates and employees, amounted to ¥46,701 million, ¥52,774 million and ¥57,564 million.

(3) At September 30 and March 31, 2000 and September 30, 1999, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds in the aggregate amounts of ¥60,000 million, ¥60,000 million and ¥80,000 million.

(4) At September 30 and March 31, 2000 and September 30, 1999, common stock in treasury, which is stated at cost and included in marketable securities, amounted to ¥9 million, ¥6 million and ¥12 million, respectively.

(5) At September 30, 2000, investments in marketable securities to affiliate are as follows:

Carrying value	Market value
(Millions of yen)	
¥ 8,411	¥ 6,395

JAL FH2000 TRAFFIC STATISTICS - Year ending September 30, 2000

	Domestic			International			Total		
	FH99	FH00	%	FH99	FH00	%	FH99	FH00	%
Passengers	10,535,017	10,216,534	97.0	6,320,382	6,895,406	109.1	16,855,399	17,111,940	101.5
Revenue Passenger Kilometers (000)	8,817,883	8,497,503	96.4	34,012,774	37,470,199	110.2	42,830,657	45,967,702	107.3
Available Seat Kilometers (000)	13,350,559	12,636,178	94.6	46,682,453	49,025,555	105.0	60,033,012	61,661,733	102.7
Revenue Seat Load Factor (%)	66.0	67.2	1.2	72.9	76.4	3.5	71.3	74.5	3.2
Revenue Ton Kilometers (000)	813,750	790,688	97.2	5,306,538	5,728,524	108.0	6,120,288	6,519,211	106.5
Available Ton Kilometers (000)	1,511,516	1,429,691	94.6	7,531,455	7,907,214	105.0	9,042,970	9,336,905	103.3
Revenue Weight Load Factor (%)	53.8	55.3	1.5	70.5	72.4	1.9	67.7	69.8	2.1
Revenue Cargo Ton Kilometers (000)	131,071	133,008	101.5	2,084,200	2,183,234	104.8	2,215,271	2,316,241	104.6

14. News Release, dated July 15, 2002, entitled *JAL and JAS Make Progress Towards New Japan Airlines Group*

02 SEP -6 AM 9:41

JAL JAS

JAL AND JAS MAKE PROGRESS TOWARDS NEW JAPAN AIRLINES GROUP

(2002)

Tokyo July 15 Japan Airlines and Japan Air Systems today announced further details of their integration plans, moving steadily toward establishment of the new Japan Airlines Group in October 2002.

Details of the operations plan and sales policies, following establishment of the new Group that have been decided to date are described below. In addition, financial forecasts for the new JAL Group up to FY2003 are announced, taking preparatory measures for the merger into consideration.

From now it is the companies' intention to keep moving steadily toward realizing effects of integration in all areas at an early date, to strengthen the Group's management base and contribute to improved customer convenience.

1. Operations Plan (see Attachment 1 for outline of operations plans to FY2003)

We will be taking measures in the area of sales, related mainly to reservations, and pursuing more efficient use of duplicated production resources. In addition to improved efficiency, we intend to work to benefit consumers by promoting competition, expanding our network and introducing new schedules.

(1) Domestic routes

① Promoting competition

We will operate more flights out of Haneda on routes where ANA is dominant in terms of number of flights offered (Haneda-Okayama, Haneda-Ube/Yamaguchi) from October 2002. From April 2003, we will continue to promote competition, by inaugurating service on routes that ANA currently monopolizes and adding more flights on routes where it is dominant.

② Network expansion

In addition to the increase in flights out of Haneda described above, from October 2002 we will expand our network, mainly of flights out of Nagoya.

③ Maximizing route operation efficiency

From October 2002 we will make more efficient use of production resources (equipment, maintenance, airports, etc.) currently duplicated with JAS, and improve scheduling, on our Haneda-Memanbetsu and Haneda-Tokachi/Obihiro routes. From April 2003 we will undertake a major overhaul of our route network, in order to further maximize usage of duplicated resources in order to concentrate these resources on specific routes.

Equipment freed through the process of maximizing efficiency will be used productively to reduce investment in replacement equipment and to promote competition and network expansion.

(2) International routes

① Maximizing route operation efficiency

From October 2002, duplicated flights on the Hong Kong route will be streamlined to improve operational efficiency. (Currently JAL operates 4 daily flights on this route, JAS has one, so total five. After October this will be reduced to 4 daily). From April 2003, further efficiency will be sought. Equipment freed through this process will be used productively to reduce investment in replacement equipment and to promote domestic route competition and network expansion.

2. Sales Policies

System integration will be realized by April 2004. We will provide integrated JAL Group products and services under the "JAL" brand name.

(1) Systems

System integration is planned by April 2004 including main reservations, ticketing and airport systems. Until that time, the current JAL and JAS systems will continue to be used.

(2) Reservations

① Reservations for flights after April 2004 will be accepted at the same telephone numbers for domestic and international flights respectively. Until that time, reservations for JAL and JAS flights will be taken by their respective reservations centers.
Operators at both reservations centers will be trained in operation of both airlines' reservations terminals, allowing reservations for domestic flights after February 2003 (for flights after April 2003) made on both airlines at the same time (return flights, connecting flights, etc.) to be taken by either the JAL or the JAS reservations center.

② For flights after October 2002, we are planning to make it possible for customers to check seat availability for domestic flights for both airlines on the JAL and JAS homepages.

(3) Mileage program

① A joint mileage program will become available for domestic flights from October 2002, allowing sharing of domestic route mileage calculations and awards.

② We plan to merge the JAL and JAS programs in April 2003. When this takes place, mileage accumulated through JAL Mileage Bank and JAS Mileage Service respectively will be honored under the integrated program, giving the new JAL Group's mileage program the largest network in Japan, and allowing mileage calculation and use of complimentary air tickets on domestic and international routes (except for Ryukyu Air Commuter-RAC).

(4) Fares

① Regular domestic route fares will be lowered by 10% from October 1, 2002 and a greatly expanded range of discount fares will be offered.

② For a period of six months beginning October 1, 2002, new 'JJ repeater tickets' priced lower than existing repeater (Kaisuken) tickets will be offered as part of the JAL/JAS integration campaign.

③ Using the JAS domestic and JAL international route networks, we will study introducing new fares on international routes to improve passenger convenience, for example, by setting new discount fares for flights direct from regional airports or connecting fares to international flights.

(5) Schedule, etc.

From October 2002, an integrated JAL/JAS TIMETABLE will be produced in addition to current timetables.

(6) Airports

① Until airport systems are integrated, in principle airport check-in counters will be maintained separately by each airline, with integration to take place gradually where possible. From October 2002, joint JAL/JAS information counters will be gradually set up at major domestic airports.

② From October 2002, shared usage of automated check-in machines will be gradually phased in at major domestic airports. Additionally, new automated check-in machines jointly developed by JAL and JAS will be phased in gradually.

③ Beginning from October 2002, passengers with high total accumulated mileage will be offered use of both JAL and JAS airport lounges at domestic airports.

(7) Package tour products

① For overseas package tours, products will be integrated into JALPAK-organized tours beginning with products for the first half of 2003. For domestic package tours, products under a new integrated brand will be marketed as soon as possible in FY2003.

② Until then, for products for the second half of this year, overseas package tours organized by JALPAK and JAS NiceWing and domestic package tours organized by JAL Story and JAS NiceWing will be sold using JAL and JAS flights.

(8) Sales organization

① To strengthen the Group's sales, the JAL and JAS sales organizations will be integrated from October 2002, forming the new company named JAL Sales Company Ltd.

② Sales counter facilities in the main cities will gradually be cut back and/or merged during the current fiscal year, and will handle reservations and ticketing for both airlines.

③ Where wholesaling is concerned, beginning from April 2003, JALPAK will handle all international sales, whereas domestic sales handling will be merged, strengthened and streamlined as soon as possible during FY2003.

(9) Other services and campaigns to meet customers' needs will also be developed. (Details to be announced on each occasion)

(10) Cargo operations

Cargo operations, including airport handling system, cargo handling system, sales policies and so on, will be integrated as soon as possible to provide better customer service.

3.Financial Forecast up to FY2003

(1) We will endeavor to stimulate stronger demand for air passenger and cargo transport and at the same time will accelerate benefits of integrating operations in order to cushion as much as possible the effects of reduced earnings due to returning slots and lowering regular fares.

(2) We will aim at generating an operating profit of over 88 billion yen for FY2003.To maximize capital efficiency, we forecast ROE of 10% at the end of FY2003 and we estimate the ratio of operating cash flow/consolidated interest-bearing debt of 10% or more.

Performance forecast for the new JAL Group (consolidated) (Billion yen)

	FY2002	FY2003	Year on year change
Total sales revenues	2,170	2,195	+78.0
Operating profit	40	88	+48
Recurring profit	30	52	+22
Net profit	22	29	+ 7
ROE	8%	10%	+ 2%
Operating cashflow/consolidated interest-bearing debt ratio of 10% or more	10 %	12.5%	+2.5

ATTACHMENT 1 – Network plans from October 2002

Attachment 1

Outline of JAL Group Operations Plan to FY2003

I. FY2002 (from October)

1. Domestic routes

(1) Promoting competition and expanding the domestic route network

Equipment freed through the process of eliminating duplication of service on international routes will be used productively on domestic routes to promote competition and network expansion.

① Promoting competition on Haneda routes: we will operate more flights on routes where ANA is dominant in terms of number of flights operated. Until June 2002, ANA was the only carrier flying the Okayama and Yamaguchi-Ube routes. JAL began service on these routes from July 1 but even so ANA continues to dominate these routes so we will promote competition by increasing frequency on these routes.

② Promoting competition and network expansion on other routes: we will inaugurate a Nagoya-Kumamoto route and add more flights to the Nagoya-Fukuoka route.

(2) Improving route operation efficiency and new schedule

On the Haneda-Memanbetsu and Haneda-Tokachi/Obihiro routes, duplicated equipment and facilities will be concentrated on JAS to improve route operation efficiency and scheduling. There will be no change in overall frequency on these routes.

(3) Other

① Response to return of slots at Haneda intended to promote competition

We will respond to return of slots by reducing frequency by one flight on each of the routes below from October 2002 (subject to review in accordance with demand trends after November 2002)

Asahikawa, Sapporo, Hakodate, Komatsu, Kansai, Hiroshima, Kochi, Oita, Kumamoto

After April 2003, when thorough revamping of our route network becomes possible, we will eliminate duplicated flights, mainly on trunk routes.

② Response to review of provisional use of slots at Itami

We will respond to this by reducing frequency on the Itami-Matsuyama route by one flight.

2. International routes

On the Narita-Hong Kong route, we will reduce frequency of duplicated flights by one flight and operate using JAL aircraft. (Overall reduction from 5 daily to 4 daily flights).

II. FY2003

1. Promoting competition and expanding our route network

We will continue promoting competition and expanding our network on domestic routes by inaugurating flights on Haneda routes monopolized by ANA, and through other measures.

2. Improving route operation efficiency and scheduling

We will undertake a major overhaul of our domestic route network and further concentrate duplicated production resources on specific routes. At the same time, we will cut back on duplicated flights, mainly on trunk routes, and establish a new schedule.

On international routes we will also continue cutting back on duplicated flights to improve route operation efficiency. Equipment freed through the process of maximizing efficiency will be used productively to reduce investment in replacement equipment and to promote competition and network expansion on domestic routes.

For reference Basic Plan for FY2002 (from October) *

DOMESTIC ROUTES

TOKYO (HANEDA) flight totals, JAL & JAS - OCTOBER ROUTE CHANGES

Route	Sept (daily)	Oct (daily)	Change
Tokyo-Yamaguchi/Ube	2 (JAL:2)	3 (JAL:3)	+ 1
Tokyo-Okayama	3 (JAL:3)	4 (JAL:4)	+ 1
Tokyo-Sapporo	25(JAL:13, JAS:12)	24(JAL:13,JAS:11)	- 1
Tokyo-Kansai	8(JAL:6,JAS:2)	7(JAL:6,JAS:1)	- 1
Tokyo-Asahikawa	5 (JAS:5)	4 (JAS:4)	- 1
Tokyo-Hakodate	4 (JAL:4)	3 (JAL:3)	- 1
Tokyo-Memanbetsu	4 (JAL:1,JAS:3)	4 (JAS:4)	-
Tokyo-Tokachi/Obihiro	4 (JAL:1,JAS:3)	4 (JAS:4)	-
Tokyo-Komatsu	7 (JAL:3,JAS:4)	6 (JAL:3,JAS:3)	- 1
Tokyo-Hiroshima	9 (JAL:4,JAS:5)	8 (JAL:3,JAS:5)	- 1
Tokyo-Kochi	5 (JAL:2,JAS:3)	4 (JAL:2,JAS:2)	- 1
Tokyo-Oita	7 (JAL:3,JAS:4)	6(JAL:2,JAS:4)	- 1
Tokyo-Kumamoto	8 (JAL:3,JAS:5)	7(JAL:3,JAS:4)	- 1

ITAMI (OSAKA)

Route	Sept (daily)	Oct (daily)	Change
Itami-Matsuyama	3 (JAS)	2 (JAS)	- 1

OTHERS

Route	Sept (daily)	Oct (daily)	Change
Fukuoka-Sapporo	2 (JAL:1, JAS:1)	3 (JAL:2,JAS:1)	+ 1
Nagoya-Kumamoto	No operation	2 (JAS:2)	+ 2
Nagoya-Fukuoka	3 (JAL:3)	4 (JAL:4)	+ 1
Fukuoka-Sendai	3 (JAS:3)	4 (JAL:4)	+ 1
Sendai-Okayama	No operation	Odd days (JAS)	+0.5
Sendai-Takamatsu	No operation	Even days (JAS)	+0.5

2. INTERNATIONAL ROUTES

Route	Sept (daily)	Oct (daily)	Change
Narita-Hong Kong	5 (JAL:4, JAS:1)	4 (JAL:4)	- 1

* For domestic routes, the October route flight plan announced on July 4 will continue to be our basic plan from November onward, but some changes may be m ade to the execution plan, depending on demand trends.

###

15. News Release, dated May 22, 2002, entitled *JAL Group Reorganization Focusses on new In-House Passenger Sales Companies*

JAL GROUP REORGANIZATION FOCUSSES ON NEW IN-HOUSE PASSENGER SALES COMPANIES

May 22 2002 Tokyo: Japan Airlines today announced changes to the Japan Airlines board of directors, together with plans for additional corporate structural changes in the JAL Group to improve efficiency and profitability. Both are subject to shareholder approval at the company's annual general meeting on June 27.

Also, in cooperation with Japan Air System, JAL announced the proposed board of directors and senior executives of Japan Airlines System, a new holding company to be established on October 2 to oversee the planned integration of JAL and JAS, scheduled to be completed by Spring 2004.

I.JAL Corporate Structure changes:

To strengthen the JAL Group management system the whole group has already been divided according to business segment and functions. The point of this has been to clarify responsibility and the authority of each segment and to speed up decision-making.

Changes will now be made in the areas of activity and scope of three of the four key committees under the direction of the CEO.

(1) The corporate safety committee, which used to be a separate organization, will now function as a committee, focusing on operating related risk management as well as flight safety. (Fundamentals here are the "3 S's – Safety, Security and Sanitary)
(2) Other business risk management not related to flight operations will be passed to the business activities reappraisal committee.
(3) The customer satisfaction committee will incorporate decision making for basic customer service policy, in addition to its established function as a service quality control system. There are no changes in the scope of the Environmental committee.

II. Management Strategy

1. In future JAL Group management strategy will be emphasized on seven key segments. These are: corporate business planning, finance and purchasing, human resource development, associated businesses, policy management, compliance and jointly, safety and the environment.
(1) To strengthen the function of group business strategy, JAL is establishing a new corporate business-planning department. This will cover business planning and investment as well as supervising the financial situation of each business segment. This activity will be supported by the increasing applications of e-business within the organization.
(2) The group compliance department is a new fixture, with the main function of incorporating legal affairs and business activities monitoring.

2. General Administration
The use of shared service centers within the group for group company use is being expanded to eight centers. These include already established accounting and financing centers and from now revenue management, purchasing, IT, employee health monitoring, general administration and human resources management.

III. PASSENGER BUSINESS OPERATION CHANGES

The major new development in passenger business is the operation as in-house companies of the international and domestic passenger divisions, each to be regarded as a profit-center under a company president. JAL feels this will define responsibilities, focus the lines of authority more clearly, and help maximize profits. Marketing strategies will be strengthened group-wide

More...

1. In-house international passenger company

(1) The in-house international passenger operating company, under a company president, will have a business planning vice president responsible for planning and revenue management. The company will also handle international alliance issues and a new section will be expanded solely for the development of business in the China market. The company will also include a marketing planning office for product development and strategy.

The international passenger company will share with the new domestic passenger company the in-house sales support functions of customer satisfaction handling, ticketing procedures and planning, passenger IT systems and cabin service planning.

(2) The international passenger company will include an international industry relations team under the direct supervision of the president, to reinforce international industry relations.

(3) Sales promotion and advertising services and frequent flyer promotion through the JAL Mileage Bank will be shared with the domestic passenger company, although the international company will have its own, separate sales structure.

2. In-house domestic passenger sales company

(1) This will have a similar structure to the international passenger company, responsible for its own marketing, planning, revenue management and sales, yet sharing certain in-house sales support functions, such as advertising, FFP and customer satisfaction.

JAL has already established an in-house cargo company.

###

May 22 2002

JAPAN AIRLINES, BOARD MEMBERS EXECUTIVE OFFICERS

1. JAL board member nominations for June 27 2002 annual meeting of shareholders

Name	**Current title or assignment**
1. Isao Kaneko	President, representative director
2. Masahide Ochi	Executive vice president,(representative)
3. Katsuo Haneda	Senior managing director
4. Takashi Masuko	Senior managing director
5. Toshiyuki Shinmachi	Senior managing director
6. Norio Ogo	Managing director
7. Hiroyasu Hagio	Managing director
8. Akihiko Kaji	Managing director
9. Hidekazu Nishizuka	Managing director
10. Hiroyuki Funayama	Managing director
11. Juntaro Shimizu	Senior vice president
12. Gentaro Maruyama	Senior vice president
13. Toshio Yoshida **new**	(Western Japan Regional Executive Officer, JSN)
14. Michio Okude **new**	(Deputy Senior VP operations & customer service, VP Flight operations)
15 Shunji Kono	Senior vice president
16. Ken Moroi	Senior vice president

() current assignment

2. Retirements

Subject to approval at the June 27 AGM, Hironori Matsuyama will retire and take up the position of president, JAL CARD.

3. Representative directors

AGM nominations for approval of board members with representative status (power of attorney).

(1) Isao Kaneko

(2) Masahide Ochi

(3) Katsuo Haneda

(4) Takashi Masuko

4. Nominations of titles of senior board members for confirmation at the June AGM

1. Isao Kaneko	President,
2. Masahide Ouchi	Executive vice president,
3. Katsuo Haneda	Executive vice president
4. Takashi Masuko	Executive vice president
5. Toshiyuki Shinmachi	Senior managing director
6. Norio Ogo	Managing director
7. Hiroyasu Hagio	Managing director
8. Akihiko Kaji	Managing director
9. Hiidekazu Nishizuka	Managing director
10. Hiroyuki Funayama	Managing director

5. Executive officer nominations for the annual general meeting of shareholders in June.

Name	Current assignment
1. Satoshi Endo	Re-election
2. Takashi Shimoeda	Re-election
3. Masahiko Goda	Re-election
4. Susumu Miyoshi	Re-election
5. Takao Imai	SVP Japan TransOcean Air
6. Kazumasa Oda	General Manager, Singapore (JAL)
7. Yoshiro Matsubara	General Manager, Sydney
8. Nobutaka Ishikure	Staff Vice President, Industry Affairs
9. Katsumi Chiyo	SVP JALways
10. Mamoro Tsutsumi	General Manager, Korea
11. Kenichiro Matsueda	VP Personnel and Organisation
12. Seiji Masutani	Deputy VP Flight Operations & General Manager, Flight operations Centre

6. Retiring executive officers. Nominations for new posts subject to AGM approval June 27.

(1) Kazunari Yashiro JALways – President

(2) Hiroshi Ikeda JAL Sales Network Executive Officer

7. Change of status from advisor subject to AGM approval June 27.

(1) Yasushi Yuasa (to JALways Chairman, concurrently, JAL Express chairman)

8. **Executive Officers JAL Sales Network, are appointed to JAL Regional Executive Officers effective June 27**

(1) **Western Japan Regional Executive Officer & General Manager, Osaka**

Hajime Sudo (present Executive officer Chubu District & Regional Manager, Nagoya) to Executive Officer, , Western Japan, JAL Sales Network. Effective June 28

(2) **Central Japan (Chubu) Regional Executive Officer & Regional Manager, Nagoya**

Hiroshi Ikeda (present Executive Officer, JAL) to Regional Executive Officer, Chubu Region, JAL Sales Network, effective June 28.

###

May 22 2002

JAPAN AIRLINES - Newly proposed board members and executive officers

NAME Date of birth	C.V.
Yoshida Toshio July 28 1946	Joined JAL April 1969 June 1992 regional manager Kumamoto June 1995 Director, Itami Airport June 1998 President, JAL Express April 2001 General manager, western Japan, JAL and Regional manager, Osaka, concurrently Executive officer, Western Japan, JAL Sales Network
Michio Okude August 29 1947	Joined JAL July 1971 June 1995 posted to JALPAK June 1998 Vice president, Field Management Support April 1999 Vice president, Business Activities Reapprasisal April 2001 Vice President Customer Service & operations
Takao Imai May 7 1943	Joined JAL April 1966 June 1995 Deputy V.P. Maintenance Quality Assurance October 1995 VP Maintenance Audit Office May 1999 Japan TransOcean Air, managing director June 2000 JTA senior managing director with power of attorney
Kazumasa Oda 10 November 1946	Joined JAL April 1969 June 1993 General manager International and domestic passenger sales marketing departments June 1996 Vice President Advertising & Sales Promotion May 1999 Regional Manager, Singapore
Yoshiro Matsubara 4 January 1947	Joined JAL April 1970 June 1994 Regional Manager, Hiroshima June 1998 posting to JALPAK February 2000 Regional Manager, Sydney

Nobutaka Ishikure 7 January 1947	Joined JAL April 1969 December 1993 Regional manager Zurich December 1997 Vice President Industry Affairs
Katsumi Chiyo 26 May 1947	Joined JAL April 1969 June 1995 Japan Air Charter June 2001 Corporate Planning, JALways June 2001 Senior Managing Director with power of attorney, JALways
Mamoru Tsutsumi 23 September 1947	Joined JAL July 1971 June 1997 Vice President - Associated Business Department June 1998 JAL Hotels May 1999 Regional Manager, Seoul June 2001 Country Manager, Korea
Kenichiro Matsueda 27 November 1947	Joined JAL April 1971 June 1996 posting to JALPAK June 1998 Vice President, Human Resources, JAL
Seijo Masutani 22 February 1948	Joined JAL October 1970 June 1996 Deputy Vice President, Flight Operations Center May 1999 . Vice president Flight Operations April 2001 Vice President Flight Operations

MAY 22 2002 - JAL BOARD ASSIGNMENTS

1. Proposed Japan Airlines board member assignments, from October 2

1. Isao Kaneko	President (representative)	Chairman: Flight Safety board CS Promotion Committee
2. Katsuo Haneda	Executive VP	Chairman Corporate Planning & Finance. Chairman: Customer Service Promotion Cttee, Risk Management, Operations & Maintenance Liaison, Business Activities Reappraisal Cttee.
3. Takashi Masuko	Executive VP	Safety & Environment, Chairman, Flight Safety Cttee Environmental Affairs cttee. Chief officer, cargo business, operations and customer service
4. Toshiyuki Shinmachi	Senior Managing Director	SVP Administration, Compliance SVP Associated Business
5. Noro Ogo	Senior Managing Director	SVP Engineering and Maintenance Division. President, Engineering and Maintenance Company
6. Hiroyasu Hagio	Managing Director	SVP Flight Operations Division
7. Akihiko Kaji	Managing Director	Chief Officer Passenger Division International Passenger, International passenger Company president
8. Hidekazu Nishizuka	Managing Director	SVP Human Resources SVP Medical Services SVP Purchasing Customer relations
9. Hiroyuki Funayama	Managing director	SVP Cabin attendants division District Manager, Narita
10. Juntaro Shimizu	Managing Director	SVP Cargo & Mail President, Cargo company
11.. Toshio Yoshida	Senior vice president	Chief Officer Domestic Passenger, President, Domestic Passenger Co
12. Michio Okude	Senior vice president	SVP Operations & Customer Service
13. Shunji Kono	Senior vice president	.
14. Ken Moroi	Senior vice president	

2. JAL EXECUTIVE OFFICERS - - assignments from Oct 2

1. Satoshi Endo	Engineering & Maintenance, Environment
2. Takashi Shimoeda	Flight operations, District Manager Haneda
3. Masahiko Goda	Europe, Middle East & Africa Region GM London
4. Takao Imai	Engineering & Maintenance Deputy VP
5. Kazumasa Oda	Asia & Oceania Region, GM Hong Kong
6. Yoshiro Matsubara	CEO American Region
7. Nobutaka Ishikure	International Industry Relations
8. Katsumi Chiyo	Deputy VP International Passenger
9.. Mamoro Tsutsumi	Cargo & Mail Deputy VP
10. Kenichiro Matsueda	Deputy VP Human resources, personnel & organization
11. Seiji Masutani	Flight Operation center, Operations & customer service deputy VP

JAPAN AIRLINES SYSTEM – Board nominations from October 2, 2002

1. HITOMI FUNABIKI **	Chairman, representative director JAS
2. ISAO KANEKO *	CEO, representative director, JAL
3. MORIKAWA **	Executive Vice president JAS
4. MASAHIDE OUCHI	Executive Vice President JAL
5. TOSHIYUKI SHINAMACHI *	Senior Managing Director JAL
6.HIDEKAZU NISHIZUKA	Managing Director JAL
7. KURIHARA	Board member, senior Vice President, JAS
8. GENTARO MARUYAMA	Board member, senior Vice President, JAL
9. NOBUYOSHI SERA	Executive Officer, JAS
10. SUSUMU MIYOSHI	Executive Officer, JAL
11. KATSUO HANEDA	Senior Managing Director, JAL
12. TAKASHI MASUKO	Senior Managing Director, JAL
13. SHUNJI KONO	Advisor, Tokio Marine & Fire Insurance Co. Ltd.
14. KEN MOROI	Advisor Taiheiyo Cement Co. Ltd.
15. SHINOBU SHIMIZU	Chairman, Tokyo Electric Railways Co. Ltd.

1. Corporate auditors

1. Yasunaka Furukawa	Corporate Auditor, JAL
2. Shigeo Matsui	Corporate Auditor, JAL
3. Toshiyuki Sakai	Corporate Auditor, JAS
4. Seiso Neo	Corporate Auditor, JAL
5. Yoshihisa Akiyama	Chairman, Kansai Electric Power Co. Ltd.
6. Masao Nishimura	Special advisor, Mizuho Financial Group

2. Executive officers

1. Satoshi Endo *	Executive Officer, JAL
2.Sumio Yasunaga	Corporate Affairs, Vice President Executive Secretariat, JAL
3. Hideyuki Kanenari	Vice President, Corporate Planning JAL
4.Fumio Tsuchiya	Vice President, Revenue Planning JAL
5. Masuhisa Yokoyama **	Vice President, Personnel and Labor Relations, JAS
6. Toshihide Nakamura	Vice President, Corporate Planning, JAS

JAPAN AIRLINES SYSTEM — BOARD OF DIRECTORS,

NAME Date of birth	C.V. Highlights
Hiromi Funabiki 1 April 1933	June 1979 Board member JAS June 1981 Managing Director JAS June 1987 Senior Managing Director JAS June 1995 President, JAS
Isao Kaneko 1 March 1938	June 1991 Board member JAL June 1995 Managing Director, JAL June 1997 Senior Managing Director JAL June 1998 President JAL
Minoru Morikawa 5 February 1936	June 1987 Board member JAS June 1991 Managing Director, JAS June 1993 Senior Managing Director, JAS June 1997 Executive Vice President, JAS June 2001 Executive Vice President, JAS, with power of attorney
Masahide Ochi 9 February 1940	June 1994 Ministry of Transport June 1995 Deputy Director General, JAL Foundation June 1997 Managing Director, JAL June 1999 Senior Managing Director, JAL April 2001 Executive Vice President, JAL, with power of attorney
Toshiyuki Shinmachi 20 January 1943	June 1997 Board member, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Dircetor, JAL
Hidekazu Nishizuka 29 January 1946	June 1995 Vice President Labor Relations, JAL June 1998 JAL Board member, Senior Vice President April 2001 Managing Director
Fumitaka Kurihara 3 January 1943	May 1997 Vice president, Corporate planning, JAS June 1999 Executive Officer, JAS June 2001 Board Member, JAS, Senior Vice President
Gentaro Maruyama 12 October 1946	June 1997 Vice President Accounting April 1999 Executive Officer June 2000 JAL Board member, Senior Vice President

Nobuyoshi Sera	May 1997 Deputy Vice President, Marketing, JAS March 1999 Executive Vice president, Harlequin Air March 2000 Vice President, Planning, JAS Marketing Department May 2001 Vice President, Accounting, JAS June 2001 Executive officer, JAS
Susumu Miyoshi	December 1995 Vice President, Legal Affairs, JAL April 2001 Executive Officer, JAL
Katsuo Haneda 23 January 1943	June 1995 JAL Board Member, Senior Vice President June 1999 Managing Director April 2001 Senior Managing Director
Takashi Masuko 27 July 1942	June 1997 JAL Board Member, Senior Vice President April 2000 Managing Director April 2001 Senior Managing Director
Shunji Kono 1 August 1927	June 1990 Tokio Fire & Marine Insurance Co. Ltd President June 1996 Tokio Fire & Marine, Chairman June 1997 Board Member, JAL June 2001 Tokio Fire & Marine, Counsellor March 2002 Board member, Kobe Harbor Building Company
Ken Moroi 23 April 1928	August 1986 chairman, Chichibu Cement Co. Ltd. October 1995 chairman Chichibu-Onoda Cement Co, Ltd. June 1996 Advisor, Chichibu-Onoda Cement Co, Ltd. October 1998 Board Member & Advisor Taiheiyo Cement Co. Ltd. June 1999 Board member, JAL June 2000 Advisor, Taiheiyo Cement Co. Ltd.
Shinobu Shimizu	June 1981 Board Member, Tokyu Electric Railway Co. Ltd June 1985 Managing Director, Tokyu December 1987 Senior Managing Director, Tokyu April 1995 President, Tokyu June 1997 Board Member JAS June 2001 Chairman, Tokyu Electric Railway Co. Ltd

More ...

JAPAN AIRLINES SYSTEM – AUDITORS

NAME Date of birth	C.V.
Yasunaka Furukawa 14 June 1942	June 1997 Deputy Vice President, Associated Businesses JAL June 1999 Corporate Auditor, JAL
Shigeo Matsui 15 July 1944	June 1997 Regional Manager, Singapore, JAL June 1999 Managing Director, JAL Lease March 2000 President, JAL Lease April 2000 Senior Managing Director JAL Group Finance Co. March 2001 Board Member, JAL Lease June 2001 Corporate Auditor, JAL
Toshiyuki Sakai 6 September 1940	May 1997 Vice President, Information Systems, JAS June 1997, Board Member, JAS June 2001 Managing Director
Seiso Neo 8 March 1944	June 1997 Vice President, Maintenance HQ, JAL April 2000 Advisor, Japan Asia Airways (JAA) June 2000 Board Member, JAA June 2001 Auditor, JAL
Yoshihisa Akiyama 10 September 1931	November 1991 President, Kansai Electric Power Co. Ltd. May 1997 Deputy Chairman, Kansai Federation of Economic Organisations June 1998 Auditor, JAL May 1999 Chairman, Kansai Federation of Economic Organisations June 1999 Chairman, Kansai Electric Power Co. Ltd. June 1999 Chairman, Ikehana Co. Ltd.
Masao Nishimura 18 November 1932	June 1993 Representative Director and deputy advisor, Industrial Bank of Japan (IBJ) June 1996 Representative Director and advisor, IBJ June 2000 Board Member, JAL September 2000 Chairman and Representative Director Mizuho Holdings concurrently Representative Director and advisor, Industrial Bank of Japan. April 2002 Special Advisor, Mizuho Financial Group

JAPAN AIRLINES SYSTEM - EXECUTIVE OFFICERS

NAME	C.V.
Satoshi Endo 8 September 1946	June 1995 Vice President June 1998 Vice President April 1999 Executive Officer, JAL
Sumio Yasunaga 29 May 1945	June 1997 DeputyDdirector, Executive Office, JAL June 1998 Director, Executive Office April 2001 Vice President Corporate Affairs
Hideyuki Kanenari 2 March 1948	June 1997 Vice President Corporate Planning, JAL
Fumio Tsuchiya 10 May 1948	July 1995 Regional Manager, Spain, JAL June 1998 Vice President May 1999 JAL Hotels April 2001 Vice President, Corporate Planning & Revenue Planning November 2001 Vice President, Corporate Planning & Revenue Planning & Member XXXX Preparation Committee
Masuhiki Yokoyama 19 June 1948	June 1995 Vice President, Airframe Maintenance, JAS June 1998 Director, Osaka Airport, JAS May 2001 Vice President Personnel & Labor Relations
Toshihide Nakamura 24 July 1948	October 1997 Deputy Vice President Corporate Planning, JAS March 2000 Vice President, Corporate Planning, JAS May 2001 Deputy Vice President, Planning, Corporate Affairs

JAPAN AIRLINES SYSTEM – Board assignments from October 2, 2002

1. HITOMI FUNABIKI **	Chairman, Board Meeting
2. ISAO KANEKO *	CEO, representative director
3. MORIKAWA **	Executive Vice president
4. MASAHIDE OUCHI	Executive Vice President
5. TOSHIYUKI SHINAMACHI *	Corporate Affairs
6.Hidekazu Nishizuka *	Personnel Development, Purchasing
7. Fumitaka Kurihara	Corporate Planning (joint), Purchasing (dep)
8. Gentaro Maruyama	Corporate Planning (joint) Finance
9. Nobuyoshi Sera	Corporate affairs (dep) Finance (dep)
10. Susumu Miyoshi	Compliance
11. Katsuo Haneda *	Part time
12. Takashi Masuko *	Part time
13. Shunji Kono *	Part time
14. Ken Moroi *	Part time
15. Shimizu **	Part time

1. Corporate auditors

1. Yasunaka Furukawa	Corporate auditor
2. Shigeo Matsui	Corporate auditor
3. Toshiyuki Sakai	Corporate auditor
4. Seiso Neo	Corporate auditor
5. Yoshihisa Akiyama	External auditor
6. Masao Nishimura	External auditor

2. Executive officers

1. Satoshi Endo *	Safety, Environment department head
2.Sumio Yasunaga	Corporate affairs, Executive secretariat
3. Hideyuki Kanenari	Corporate planning, Corporate affairs administration
4.Fumio Tsuchiya	Corporate planning
5. Masuhisa Yokoyama **	Personnel development
6. Toshihide Nakamura	Corporate planning

* concurrently JAL executive ** concurrently JAS aexecutive

JAPAN AIRLINES SYSTEM — VICE PRESIDENTS

Holding company vice president - as from October 2, 2002

NAME	NEW ASSIGNMENT	PRESENT ASSIGNMENT
Kenzo Kaji*	VP Safety, Safety & Environment	Safety Committee secretariat, JAL
Hideo Kurahashi**	Deputy VP, Safety, Safety & Environment	Safety Committee secretariat, JAS
Gaku Watanabe*	VP Environment, Safety & Environment	VP Narita Maintenance & Kansai maintenance, JAL
Masaru Kuwahara*	VP Compliance, Legal Affairs	VP Legal affairs, JAL
Masashi Fukuda*	VP Compliance, Business Activities Reappraisal	VP Business Activities Reappraisal
Shoji Sakura	VP Corporate Planning	VP Corporate Planning, JAS
Hajime Morita	VP Corporate Planning	VP e-business planning, Corporate Planning, JAL
Kazuhiko Hosokawa	Deputy VP Corporate Planning	JJ Integration Project Committee , JAL
Kazuto Shiota	Deputy VP Corporate Planning	JAL Sales Network, Western Japan, Matsuyama Branch Manager
Shigemi Kurusu	Deputy VP Corporate Planning	Deputy VP, Corporate Planning, JAL
Toshio Moriya*	VP Public Relations	VP Public Relations JAL
Satoru Kato **	Deputy VP Public Relations	Director, Public Relations, JAS
Kazuo Kino	VP Corporate Affairs (IR)	VP Investor Relations (IR), JAL
Haruka Nishimatsu*	VP Finance	VP Finance, JAL
Toru Moriuchi	Deputy VP Finance	VP Corporate Planning, JAS
Yoshimasa Kanayama*	VP Purchasing	VP Purchasing Administration, JAL
Toshiyuki Shibata**	Deputy VP Purchasing	VP Administration, JAS
Toshinari Oshima	VP Personnel Planning	JAL Sales Network, Western Japan VP Passenger Sales

* concurrently JAL executive **concurrently JAS executive

16. News Release, dated April 26, 2002, entitled *JAL/JAS Integration Approved by Japan's Fair Trade Commission*
(with accompanying article of the same date entitled *Japan Airlines and Japan Air System Integration*)

02 SEP -6 AM 9:61

Apr 26 2002

JAL/JAS INTEGRATION APPROVED BY JAPAN'S FAIR TRADE COMMISSION

Today, Japan Airlines and Japan Air System received the approval of the Fair Trade Commission (FTC) to integrate their businesses, leading to the creation of a more competitive domestic aviation market in Japan and aiming for a stronger corporate structure to better compete in the global aviation industry.

On March 15, the Fair Trade Commission had pointed to a number of issues, especially related to the domestic passenger market, where they had concerns.

After studying their concerns, on April 23 JAL and JAS submitted revised proposals, based on the FTC's comments.

Now we have the approval of the FTC we can now proceed with seeking the approval of the shareholders of both companies at our respective annual general meetings of shareholders in June. Following that, we intend to proceed with our plan to form a new holding company in October, the Japan Airlines System Ltd., as the new JAL Group.

We expect that the combined synergy of both companies will create a new airline in the top rank of the world's airline industry, capable of facing the competitive challenges of the 21st century and firmly founded on safe and reliable operations.

###

JAPAN AIRLINES AND JAPAN AIR SYSTEM INTEGRATION

Revised proposals in response to issues raised by the Fair Trade Commission

I. MEASURES FOR ENHANCING COMPETITION OF THE AIRLINE INDUSTRY

JAL and JAS have agreed to take the following measures.

1. Return of 9 turnaround (18 single) slots at Haneda Airport for new entrants at the time of integration.

In addition, three turnaround (6 single) Haneda slots will be returned at the time of slot reallocation in February 2005, if the 18 slots are not sufficient for new entrants.

2. Provide facilities for new entrants, including boarding bridges and gate spots

(1) Boarding bridges and gate spots

HANEDA AIRPORT

(a) The current JAL/JAS group will provide gate parking spots for approximately 50% of total flights for one new entrant airline at Haneda's West Terminal, which is almost the current ratio of utilization by JAL and JAS.

(b) The current JAL/JAS group will also provide gate parking spots for other new entrants in a similar manner, after the opening of the new, East Terminal.

OTHER AIRPORTS

The same concept will be applied at other airports when new entrants wish to use gate parking spots

(2) Check-in counters and offices

HANEDA AIRPORT

(a) JAL/JAS will provide check-in counters for one new entrant carrier at the West terminal if a self-handling counter is requested

(b) The reallocation plan of the new East Terminal is still pending but availability of airport facilities is expected after it opens. Nonetheless, JAL/JAS will cooperate with new entrants and provide necessary assistance.

OTHER AIRPORTS

JAL/JAS will consult with regard to the provision of offices or airport facilities for new entrants at other airports if requested.

(3) Maintenance area (hangar) at Haneda Airport

JAL/JAS will lease maintenance hangar space to new entrants if requested to do so for the purpose of aircraft overhaul maintenance carried out by the new entrants, taking into account JAL/JAS own aircraft maintenance schedules.

JAL HOME PAGE NEWS RELEASE

JAL JAS

April 26, 2002

JAPAN AIRLINES AND JAPAN AIR SYSTEM INTEGRATION

1. INTEGRATION

Today Japan Airlines and Japan Air System received the approval of the Fair Trade Commission (FTC) to integrate their businesses, leading to the creation of a more competitive domestic aviation market in Japan and aiming for a stronger corporate structure to better compete in the global aviation industry.

Now we have the approval of the FTC we can now proceed with seeking the approval of the shareholders of both companies at our respective annual general meetings of shareholders in June. Following that, we intend to proceed with our plan to form a new holding company in October, the Japan Airlines System Ltd., as the new JAL Group.

We expect that the combined synergy of both companies will create a new airline in the top rank of the world's airline industry, capable of facing the competitive challenges of the 21st century and firmly founded on safe and reliable operations.

2. INTEGRATION SCHEDULE

(1) Integration stages

2002 April 26 Approval by boards of directors

2002 June 27 Approval by Annual General Meetings of shareholders

2002 October 1 Listing of holding company at Tokyo Stock Exchange

2002 October 2 Formal foundation of new holding company

(2) STOCK TRANSFER

JAPAN AIRLINES	JAPAN AIR SYSTEM
1	9

Japan Airlines (JAL) and Japan Air System (JAS) agreed on the exchange of stock ratio for a new holding company proposed to be established in October 2002, following the two airlines' full-scale integration. Original par values: JAL one share = 50 yen, JAS one share = 500 yen

Acting for JAL in this agreement are Mizuho Securities and Deloitte Touche Tohmatsu. Tokyo-Mitsubishi Bank acted for JAS.

JAPAN AIRLINES & JAPAN AIR SYSTEM - A COMPARISON

1. As of March 31 2001

Company	JAPAN AIRLINES	JAPAN AIR SYSTEM
Business	**Air transport**	**Air transport**
Foundation	October 1 1953	April 15 1964
Head office	The JAL Building Higashi Shinagawa 2-4-11 Shinagawa-Ku Tokyo	Haneda Airport 3-5-1 Ohta-ku Tokyo
President & CEO	Isao Kaneko	Hiromi Funabiki
Paid in capital	188,550,000,000 Yen	23,486,000,000 Yen
Number of shares issued	1,783,473,439	21,887,979
Stockholders equity	267,654,000,000 Yen	26,305,000,000 Yen
Total assets	1,801,855,000,000 Yen	477,078,000,000 Yen
Employees	45,319/17,514	6,695/5,605
Main shareholders	1. Tokyo Marine & Fire Insurance Co. 2. Eitaro Itoyama 3. Industrial Bank of Japan 4. Dowa Fire & Marine Insurance Co. 5. Nippon Life Insurance Co.	1. Tokyu Group 2. Japan Airlines 3. Mitsui Trading Co. 4. Fuji Sash Co. 5. Nomura Securities Co.
Main banks	*Industrial Bank of Japan *The Japan Bank for International Cooperation *Tokyo Mitsubishi Bank *Dai-Ichi Kangyo Bank *Sanwa Bank	*Industrial Bank of Japan *Development Bank of Japan * Daiwa Bank *Tokyo Mitsubishi Bank *Sanwa Bank

Sales Revenue & Profits (units: yen millions)

	Japan Airlines			**Japan Air Systems**		
Year ended	3/31/1999	3/31/2000	3/31/2001	3/31/1999	3/31/2000	3/31/2001
Total sales	1,566,094	1,598,516	1,703,773	369,008	390,330	418,385
Operating profit	32,856	44,887	78,639	1,154	9,578	17,743
Current Profit	37,256	22,440	53,311	3,662	2,483	7,499
Net profit	26,773	19,740	41,021	536	1,139	2,241
Net income per share (Yen)	15.05	11.10	23.06	24.51	52.08	102.43
Dividend per share (Yen)	3	3	4	-	-	-
Equity per share (Yen)	121.96	133.74	150.12	934.66	1,023.13	1,201.81

3. HOLDING COMPANY OUTLINE

1 .Trading name	JAPAN AIRLINES SYSTEM CORPORATION
2. Business activities	Air transportation and related businesses
3. Head Office address	Konan 2-15-1, Minato-ku, Tokyo
4. Capital	100,000,000,000 yen
5. Issued shares	1,980,465,250
6. End of reporting period	March 31

###

17. News Release, dated March 15, 2002, entitled *JAL/JAS Integration — Comment on Fair Trade Commission's Interim Report*

JAL

NewsRelease

Mar 15 2002

JAL/JAS INTEGRATION - COMMENT ON FAIR TRADE COMMISSION'S INTERIM REPORT

Today, March 15, we received a Fair Trade Commission (FTC) report that raised a number of issues regarding the proposed JAL/JAS integration.

According to the FTC, this is an interim report and they will continue to study our planned integration, taking our additional proposals into account.

Since November 2001 the JAL/JAS merger team has been explaining the necessity to establish a stronger business base to compete successfully in the global airline market.

We will make careful study of the issues raised by the FTC and continue our dialogue with them.

JAPAN AIRLINES AND JAPAN AIR SYSTEM

###

JAL HOME PAGE NEWS RELEASE

18. News Release, dated January 29, 2002, entitled *JAL and JAS Merger — New Names, Organisation*

JAL

NewsRelease

Jan 29 2002

JAL AND JAS MERGER - NEW NAMES, ORGANISATION

2002 OCTOBER 2 - JAPAN AIRLINES AND JAPAN AIR SYSTEM REBORN

As announced on November 12, Japan Airlines and Japan Air System have reached a basic agreement on integration of the two air transport groups, through an incorporated holding company, after obtaining the necessary approvals from the government bodies concerned and the companies' shareholders.

This announcement was followed on December 26 with the announcement of agreement on the stock swap ratio of between JAL and JAS and the proposed new holding company.

Today details of the organisation of the new Corporate Group company are announced, together with the name of the holding company due to be established as of October 2, 2002 (phase 1 of the merger), and the key business division names to be introduced in Spring 2004 (phase 2).

Names are shown here in Japanese and English (in parentheses)

1. New joint holding company name	Nihon Koku System K.K. (Japan Airlines System) (October 2, 2002)
2. Business company name (from Spring 2004 - phase 2)	Nihon Koku International K.K. (Japan Airlines International Co. Ltd.) Nihon Koku Japan K.K. (Japan Airlines Domestic Co. Ltd.) Nihon Koku Cargo K.K. (Japan Airlines Cargo Co. Ltd.) International Passenger Company Domestic Passenger Company

	Cargo Business Company
3. Corporate Group Name	**Nihon Koku GroupJAPAN AIRLINES GROUP**
4. Effects of integration (reductions)	Costs (in FY 2005 Investment Up to 2005 Manpower Up to 2005 73 Billion yen 100 Billion yen 3,000 staff

(K.K.= Kabushiki Kaisha = limited company)

By radical improvements in a new corporate structure, the Japan Airlines Group will continue to maintain safety and security in flight operations. At the same time it will further develop fares and services competition and improve customer convenience in both the domestic and international networks.

Domestic route focus will be on establishing a comprehensive and competitive network by improvement in transport and service quality. We will maintain and expand local route networks, contributing to activating local economies.

International network development will focus on expansion within Asia.

More detailed notes follow on pages 2 –5

JOINT HOLDING COMPANY – JAL and JAS INTEGRATION

I. INTEGRATION SCHEDULE

Phase 1	2002 October	JAL & JAS form holding company by exchange of shares with new company. The holding company will act as an "umbrella" to the two airlines which will remain as separate entities for time being.
Phase 2	2004 – Spring target	By this time, the formation of separate divisions, based on principal core activities, will be established. Note: Contracts for integration will be completed by April 2004 and approved at both airlines' annual general meetings of stockholders in June 2004.

II. HOLDING COMPANY OUTLINE

(1) Name	(Nihon Koku System K.K.) JAPAN AIRLINES SYSTEM CORPORATION
(2) Foundation date	2002 October 2
(3) Head Office address	Shinagawa City Konan 2 -15-1, Minato -ku, Tokyo
(4) Capital	100 Billion yen
(5) Number of shares issued	1,980,465,250 (one unit=1000 shares)
(6) Stock Exchanges	Listings are planned in the First markets at the Tokyo, Osaka and Nagoya exchanges. At the time of the Japan Airlines System listing, the JAL listings will stop as will the JAS over -the -counter registration
(7) (i)Account Auditors and (ii)acting for change of name etc.	(i) Account auditor Shin Nihon & Co. (ii) UFJ Trust Bank Ltd.
(8) Board of Directors	Chairman: Hiromi Funabiki President & CEO Isao Kaneko Board members: about 10 (including chairman and president)
(9) Organisation and function	The new organisation will be responsible for unifying, supervising and authorisation. Staff: about 100 (see separate organisation chart)

III. CORPORATE GROUP'S OUTLINE

1. Phase 2, operating companies subsidiaries names

Business Activity	Name (Japanese)	English name
International passenger air transport	Nihon Koku International K.K.	Japan Airlines International Co., Ltd.
Domestic passenger air transport	Nihon Koku Japan K.K.	Japan Airlines Domestic Co., Ltd.
Cargo air transport	Nihon Koku Cargo K.K.	Japan Airlines Cargo Co. Ltd.

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JAL/JAS INTEGRATION/3

2. New Corporate Group name and brand (name)

(1) Corporate Group name: (Nihon Koku Group) English: Japan Airlines Group
(2) Group brands (names) (Nihon Koku) Japan Airlines, JAL
(3) Group logo - under study

3. Corporate Policy will be based on the following points
(1) To pursue the world's top quality in airline safety and reliability
(2) To maximise corporate value for returns to all stakeholders
(3) To improve service from the customer's viewpoint
(4) To be a good corporate citizen, with transparency in business and by contributing to

society

(5) To establish a corporate climate based on ability and challenge.

IV. GROUP STRATEGY

1. Strategic direction

(1) By utilising the maximum synergies the new organisation will become a leading world airline through well –balanced operations in domestic and international business, based on JAL's operation of international routes and domestic trunk routes and domestic routes including local routes based on JAS operations.

(2) The new organisation will reorganise air transport related businesses from the viewpoint of efficiency, commonality, quality and low cost.

(3) Associated businesses other than air transport related will be developed using synergies to maximum effect to produce strong, independent businesses.

2. Business strategy for air transport

(1) International routes

We will merge the international networks of both companies. A key element will be a comprehensive network serving China. We will also develop our Asian network. We will also concentrate resources on high demand routes to Europe and the USA. We will also expand through alliances to further increase competitive power.

(2) Domestic routes

We will increase frequencies and also provide services on routes that are now monopoly routes of other airlines. Our aim is wider domestic network, promoting competition and customer convenience. We will increase efficiency through better scheduling and more efficient aircraft management.

(3) Cargo

We will improve All –cargo services by the expansion of high value added cargo transport, developing a new management organisation to handle customer needs more promptly

3. Service strategy

The integration process will involve a detailed review of our flight schedules with the aim of providing flights on as regular a timetable as possible and by improving. flight connections. We will apply the same process to the provision of seamless services in reservations, sales and airport services. Our corporate aim is to be the airline of choice for our customers.

MORE
JAL/JAS INTEGRATION/4

4. System strategy

Product systemisation will followed from the customer's viewpoint, involving e –business,

reservations and ticketing. We will introduce IT system —supporting management tools such as ERP (Enterprise Resource Planning).

V. INTEGRATION EFFECTS

COST reduction (in FY2005) (In the first stage of integration we have to invest in information technology —about 20 billion yen a year)	73 billion yen	1. Facilities 2.Manpower 3.Aircraft 4.Others	31 billion yen 24 billion yen 12 billion yen 6 billion yen
INVESTMENT (up to FY2005)	100 billion yen	1. Aircraft 2. Facilities	75 billion yen 25 billion yen
MANPOWER Reductions (up to FY2005)	About 3,000 staff	1. Main ground personnel 2. Associated companies 3. Others	840 STAFF 2,050 STAFF —
FLEET reductions	About 10 aircraft	This based on current fleet planning of both airlines.	

VI. GROUP TARGETS

To establish stable and steady dividends at the earliest possible stage, by FY2005

Consolidated return on earnings	15%
Repayment of interest —bearing debt	About 7 Years

JAL HOME PAGE

NEWS RELEASE

19. News Release, dated December 26, 2001, entitled *JAL/JAS Merger, Agreement on Exchange of Stock Ratio*

02 SEP -6 AM 9:03

JAL

NewsRelease

Dec 26 2001

JAL/JAS MERGER

AGREEMENT ON EXCHANGE OF STOCK RATIO

TOKYO, DECEMBER 26 : Japan Airlines (JAL) and Japan Air System (JAS) today announced agreement on the exchange of stock ratio for a new holding company proposed to be established in September 2002, following the two airlines' agreement on a full -scale integration, announced on November 12 2001.

JAL and JAS are now planning the contents of the merger, including the proposed name of the holding company and other details of the integration such as the location of the company's head office. They aim to complete these plans by the end of January 2002.

However, as agreement has been reached on the exchange of stock, JAL and JAS are releasing these details today.

Both companies have carefully examined and discussed the exchange of stock ratios to be apportioned for one JAL share and one JAS share by the new holding company.

Acting for JAL in this agreement are Mizuho Securities and Deloitte Touche Tohmatsu. Tokyo -Mitsubishi Bank acted for JAS.

The agreement is as follows:

JAPAN AIRLINES	JAPAN AIR SYSTEM
1	9

(Original par values: JAL one share = 50 yen, JAS one share = 500 yen)

This is subject to official confirmation and ratification and also requires the approval of the stockholders of both airlines at their June 2002 annual general meetings of shareholders.

As of today, at the proposed stock transfer rates, and based on their shareholdings as of September 2001, the major shareholders in the new holding company will be as follows:

Shareholder	% of holding
Mizuho Financial Group	4.47
Tokyu Corporation	3.86
Eitaro Itoyama	2.88
Tokio Marine & Fire Insurance Co. Ltd.	2.79
Nissay Dowa General Insurance Co. Ltd	2.27

ends

20. News Release, dated November 12, 2001, entitled *Japan Airlines and Japan Air System Agree on Integration ***** Plan to Establish Incorporated Holding Company*

JAL

NewsRelease

Nov 12 2001

JAPAN AIRLINES AND JAPAN AIR SYSTEM AGREE ON INTEGRATION

*****

PLAN TO ESTABLISH INCORPORATED HOLDING COMPANY

TOKYO MONDAY NOVEMBER 12: Japan Airlines and Japan Air System have reached a basic agreement to establish an incorporated holding company. The new company will be formed after obtaining the necessary approvals from the government bodies concerned and the companies' shareholders. Detailed planning of the scope and scale of the new venture will begin from now.

The formal announcement was made at a press conference given by the presidents of both airlines – Isao Kaneko of Japan Airlines, and Hiromi Funabiki of Japan Air System – in Tokyo, Monday November 12.

Both companies are prepared to establish an integrated business structure and corporate constitution capable of rapid response to national requirements and market demands to maintain and expand air transport services. The intention of the new enterprise is to play a central role to support Japanese air transport needs of the 21st century through the creation of a world class airline corporation.

Accordingly, the two companies have decided to integrate in the spirit of equality with the primary aim of establishing a business infrastructure fully capable of coping with the challenges of global competition.

In a joint statement, the presidents said that, "We are firmly convinced that the effects of the merger will benefit not only the airlines but our customers and shareholders."

Merits include:

(1) MORE CUSTOMER FRIENDLY

By radical improvements in a new corporate structure, both companies will continue to

maintain safety and security in flight operations. At the same time customer convenience will be improved, through the expansion of both domestic and international networks.

(2) BETTER STOCKHOLDER VALUE

By the better utilisation of assets, cost reductions, co-operation in the investment and development of information technology systems and efficient procurement of finance, the new venture will improve the company's value and benefit stockholders further.

(3) EMPLOYEE SECURITY & BETTER UTILIZATION OF PERSONNEL AND THEIR SKILLS

Strengthening the corporate constitution of the new company will benefit employee security, making more use of the personnel skills of both airlines.

CONTENT OF AGREEMENT

1. BASIC SCHEME:

Both companies will together establish an incorporated holding company by stock transfer, with the target date of September 2002, after obtaining the approval of stockholders at the two airlines respective annual general meetings of shareholders in June 2002. On the listing of the new holding company, JAL will stop listing its own stock on the Tokyo Stock Exchange and JAS will stop its over the counter registration.

2. SCHEDULE

Both companies will set up a special committee to oversee the detailed planning of the new company and decide concrete issues, working to the following timetable:

June 2002 – approval of shareholders of both companies at Annual general Meetings of stockholders

September 2002 – Establishment and listing of the new incorporated holding company.

3. REPRESENTATIVE DIRECTORS of the incorporated holding company (planned)

Chairman: Hiromi Funabiki, President, JAPAN AIR SYSTEM
President: Isao Kaneko, President, JAPAN AIRLINES

4. TRANSFER OF STOCKS

Transfer of stocks will be decided as soon as possible, with the help of outside evaluation.

5. POST MERGER DIVISION AND REORGANISATION

Both companies will reorganise their business operations field by field, aiming at achieving more efficient management suited to each sphere of activity.

6. OTHERS:

Company name and brand names, logo and head office location are to be studied.

###.

Final:merger rls.doc

21. News Release, dated June 21, 2001, entitled *JAL and IBM Japan Begin 10 Year IT Partnership*

JAL AND IBM JAPAN BEGIN 10 YEAR IT PARTNERSHIP
Largest outsourcing deal in Japanese airline industry

Tokyo, 21 June, 2001... IBM Japan and Japan Airlines (JAL) will begin a 10-year information technology partnership valued at 80 billion yen ($US664 million) to IBM.

JAL will outsource a wide range of systems development, operations and other services to IBM Japan beginning in July to strengthen its use of information technology to meet its corporate strategies and manage costs.

IBM Japan will invest in and provide a number of its managers and engineers to JAL Information Technology Co., Ltd. (JIT), the IT subsidiary of JAL. This will merge IBM's leadership and experience in outsourcing in both the Japanese and global markets with JIT's know-how in the airline business and
JAL operations.

In addition, IBM Japan will provide JIT with marketing and technology expertise to enable JIT to grow external sales and profit.

"In an era where IT is developing at a rapid rate, this partnership with IBM will allow us to develop new technology solutions that will drive customer satisfaction and help us meet our corporate strategy, while increasing the external competitiveness of JIT," said Mr. Katsuo Haneda, Senior Managing Director of JAL.

Mr Teruo Shimizu, General Manager, IBM Global Services, Japan, said, "This outsourcing agreement is the largest of its scale for the Japanese airline industry. It combines the strength and knowledge of both JIT and IBM to provide long-term outsourcing services to JAL in a very cooperative manner.
IBM is a leader in providing a broad range of products, services and integrated solutions to all segments of the travel and transportation industry, including such Asia Pacific leaders as Ansett Australia and Air New Zealand, Singapore Airlines, Cathay Pacific and Korean Airlines."

Initially, JAL will take a 51% *equity position in JIT, however after a transition period this will* change to IBM Japan holding a majority equity position.

The July 1 start date follows the signing of a basic agreement in January. The contract will be carried out by IBM's services arm, IBM Global Services.

-end-

About IBM Global Services IBM Global Services is the world's largest information technology services provider, with nearly 150,000 professionals serving customers in 160 countries and annual revenue of more than $33 billion (2000). IBM Global Services integrates IBM's broad range of capabilities -- services, hardware, software and research -- to help companies of all sizes realize the full value of information technology. For more information, visit: www.ibm.com/services

JAL IBM June

JAL

NewsRelease

June 21 2001

JAL AND IBM JAPAN BEGIN 10 YEAR IT PARTNERSHIP

Largest outsourcing deal in Japanese airline industry

Tokyo, 21 June, 2001... IBM Japan and Japan Airlines (JAL) will begin a 10-year information technology partnership valued at 80 billion yen ($US664 million) to IBM.

JAL will outsource a wide range of systems development, operations and other services to IBM Japan beginning in July to strengthen its use of information technology to meet its corporate strategies and manage costs.

IBM Japan will invest in and provide a number of its managers and engineers to JAL Information Technology Co., Ltd. (JIT), the IT subsidiary of JAL. This will merge IBM's leadership and experience in outsourcing in both the Japanese and global markets with JIT's know-how in the airline business and JAL operations.

In addition, IBM Japan will provide JIT with marketing and technology expertise to enable JIT to grow external sales and profit.

"In an era where IT is developing at a rapid rate, this partnership with IBM will allow us to develop new technology solutions that will drive customer satisfaction and help us meet our corporate strategy, while increasing the external competitiveness of JIT," said Mr. Katsuo Haneda, Senior Managing Director of JAL.

Mr Teruo Shimizu, General Manager, IBM Global Services, Japan, said, "This outsourcing agreement is the largest of its scale for the Japanese airline industry. It combines the strength and knowledge of both JIT and IBM to provide long-term outsourcing services to JAL in a very cooperative manner.
IBM is a leader in providing a broad range of products, services and integrated solutions to all segments of the travel and transportation industry, including such Asia Pacific leaders as Ansett Australia and Air New Zealand, Singapore Airlines, Cathay Pacific and Korean Airlines."

Initially, JAL will take a 51% equity position in JIT, however after a transition period this will change to IBM Japan holding a majority equity position.

The July 1 start date follows the signing of a basic agreement in January. The contract will be carried out by IBM's services arm, IBM Global Services.

-end-

About IBM Global Services IBM Global Services is the world's largest information technology services provider, with nearly 150,000 professionals serving customers in 160 countries and annual revenue of more than $33 billion (2000). IBM Global Services integrates IBM's broad range of capabilities — services, hardware, software and research — to help companies of all sizes realize the full value of information technology. For more information, visit: www.ibm.com/services

Contacts:

IBM
Hiromi Ishida
IBM Japan, Communications
Ph: 813 5563-4307
hiromii@jp.ibm.com

Amanda Garland
IBM Asia Pacific, Communication

Ph: 61 2 935 44881
Mob: 61 412 254 935
amandag@au1.ibm.com

22. News Release, dated March 13, 2001, entitled *Japan Airlines - Medium Term Corporate Plan for the Period FY2001-FY2003 (April 2001 through to March 31 2004) Business Opportunities from Airport Capacity Increase at Narita, Haneda New Passenger Services - New Sales Subsidiaries Start Business-*

March 13 2001

JAPAN AIRLINES - MEDIUM TERM CORPORATE PLAN FOR THE PERIOD FY2001-FY2003 (April 1 2001 through to March 31 2004)

BUSINESS OPPORTUNITIES FROM AIRPORT CAPACITY INCREASE AT NARITA, HANEDA

NEW PASSENGER SERVICES - NEW SALES SUBSIDIARIES START BUSINESS –

Introduction

JAL's updated corporate plan for the period April 1,2001 through March 31 2004 continues to focus on strengthening management strategies of the consolidated JAL Group with the aim of building a global, top quality corporation selected as the company of choice by its customers.

The social and business environment continues to change at an increasing pace and JAL has taken these circumstances into account in drafting the latest version of the medium term plan for the three years from April 1,2001 to March 31, 2004.

Among the progress reported is the transfer of JAL passenger sales activities to a new sales subsidiary company, JAL Sales Network.

As we announced last year, we have introduced new in-house companies for maintenance activities and cargo.

We have also started operations of in in-house Finance centre where we have centralised JAL Group financial management and control.

The fruits of these reforms are already apparent, but although we can expect that air transport demand will continue to grow, customers are becoming far more sensitive when evaluating products and prices. This is all the more important for us to speed up the development of a corporate constitution that matches these demand and consumption trends.

In FY2002, we can expect the expansion in business opportunities through the opening of the second (B) runway at New Tokyo International Airport (Narita) and the expansion of slots at Haneda, Tokyo's domestic gateway.

So, basing our business activities on a foundation of safe operations and offering services that are deeply rooted in the market movements, we need to cope with these chances by increasing capacity and introducing new aircraft.

As we face the new century JAL will deal with these very changeable circumstances by the steady implementation of the corporate plan, growing to become a strong corporate group, sound economically and socially.

BASIC MANAGEMENT PLAN

(1) SAFETY

Safety is fundamental to the infrastructure of airline management at all times. We will continue to enhance our safety checking systems.

(i) The JAL Corporate Safety department will be reorganised and renamed. We will introduce a new safety inspection program aiming at our maintenance activities and improvement of safety quality.
(ii) We will continue to install Enhanced Ground Proximity Warning Systems and other avionics systems as part of our continuing improvement in safety-related hardware. Where the human factor is concerned we are implementing full-scale crew resource management (CRM) training for our maintenance personnel and cabin attendants to develop their safety awareness through related exercise.

(iii) We are changing our Air Security and Risk Management section to a comprehensive Risk Management team, with improved facilities and an improved system to cope with Group safety and risk issues providing a swift trouble-shooting response to problems covering flight operations, security in general, hygiene and services.

(2) SERVICE

Globalisation and the rapid progress of Information Technology (IT) mean that the freedom of choice for customers is getting greater and greater. The market is more customised and diverse so we have to be more customer-oriented, providing products and services they need and want.

(i) JAL will introduce a new business class seat on long haul routes (TOKYO-LONDON, TOKYO-NEW YORK) and improvements in in-flight catering.
(ii) On the product side JAL will offer more choice of fares and increased use of e-commerce distribution to simplify customer access.
(iii) More effort will be put into improving Customer Satisfaction through better service standards of customer contact in reservations, airports and in the passenger cabin. The direction will be group oriented, to create a seamless flow in the service sector.

(3) INVESTOR IMPORTANCE AND MANAGEMENT INDEX

Our planning is geared to constructing a management framework providing steady returns for all stakeholders. From the long-term view we aim to improve asset efficiency, based on a management index.

(i) To clarify investor importance we will aim at an annual ROE (Return on Equity) of more then 10 percent. At the same time we aim to eliminate our consolidated interest-bearing debt by improved business cashflow.
(ii) To achieve this ROE target we will introduce a Management Index applicable to each business department, in-house company and subsidiaries.

(iii) We are building up our shareholder relations department and improving our system of Investor Relations activities.

(4) PUBLIC PERCEPTION - SOCIAL RESPONSIBILITY AND CORPORATE CITIZENSHIP

While pursuing our role as an aviation business, we are simultaneously doing our best to fulfil our contribution society as a responsible corporate citizen, aiming at complete transparency.

(i) We are changing the format of the JAL Environment Committee to reflect the strengthening of our commitment to the environment. We will conform to new environment standards now under study by the International Civil Aviation Organisation (ICAO), the aviation wing of the United Nations.

We will try to reduce the impact of our activities on the environment as much as possible and will augment the environmental audit of our activities.

(ii) We will continue with efforts to work towards a barrier-free society by providing more services and facilities for travellers with special needs.

(iii) We will establish and follow the highest standards of corporate behaviour, strengthening our social contributions and aware at all times of our responsibility for fairness and transparency in our actions.

(5) AIR TRANSPORT INDUSTRY POLICY

We will step up lobbying activities towards to the Japanese Government on industry matters, as air transport policy is a key item in Japan's economic policy. At the same time, the role of the airlines is very important in the total Japanese transport system.

(i) We will continue to lobby for solutions to airport capacity problems in the Tokyo metropolitan area and to expand drastically the capacity of domestic routes by the further expansion of Haneda airport.
(ii) With the Governments 8th airport plan now in the final planning stage and due to come into effect in 2003, we will strongly push for a drastic re-examination of airport developments in Japan. One area we will focus on is the easing of the huge burden of public charges such as landing fees that we have to pay in Japan - more than three times the world average.
(iii) With regards to the opening of the second runway at Narita, we will keep lobbying for an expansion of the Japanese airline companies' share, which is disproportionately low.
(iv) We will call for enhancement of infrastructure in the travel and tourism - a major industry in the 21st century. In addition to the further promotion of demand for overseas travel out of Japan we will also actively promote inbound travel to Japan.

2. ENHANCEMENT OF JAL GROUP MANAGEMENT - OVERALL STRATEGY

(1) GROUP MANAGEMENT SYSTEM

(1) GROUP MANAGEMENT SYSTEM (cont.)

We continue to work on improving our management system and organisation, to create a system that can cope with full-scale development of consolidated management.

(i) We will introduce ERP as a tool for group management in about 60 group companies on a step by step basis during this mid-term period. We will make a system to respond quickly and accurately according to the demands of the situation.

(ii) we will divide the functions of JAL Group relative to ERP requirements

(a) according to functions applicable to the JAL Group as a whole

(b) according to each field of business, based on responsibility and authority

(c) according to functions of handling business matters common to group members which can be dealt with on a common basis (i.e. Finance, accounting)

(iii) We will establish a new operational department to unify airport operations and enhance the function and support systems that will be more Group oriented and more uniform.

(iv) We recognise that our most important resource are our people and will enhance the power of the Group through the development of professional well-trained employees, making maximum use of the know-how we have developed and through a personnel system based on personal performance and merit.

(v) Manpower reduction continues on target. By March 31 2003 we will achieve our target of a 4,200 reduction in work force (compared to March 31 1999). We will continue to apply further efficiencies after FY2003.

(vi) Group companies are to work together in each field of business without duplication of effort or unnecessary competition. Budgets and results will be subject to speedier and more accurate controls using ERP to make further reform of our result evaluation system. In the airline related business area we will work towards creating greater group uniformity in Group strategy. In independent business areas we will promote a capital policy based on each company's financial contribution.

(vii) To strengthen corporate governance we are planning to enhance our auditing (this is subject to approval of our annual general meeting of stockholders).

(2) E-JAL

We will expand the use of Information Technology (IT) as a management tool to improve our customer relationship, our links with business partners and for intra Group business, using IT as an engine to change fundamentally the way we go about business. Our aim is to be the most advanced e-corporate group.

(i) On a business to customer basis, based mainly on Home Page connections, we will utilise links with other companies' web sites.

(ii) We will expand use of IT relationships with business partners. We have already decided to participate with the purchasing group Aeroexchange and with the fuel group, Jet-A.com, to link supply chain management and business methods.

(iii) Within the JAL Group we will utilise Enterprise Resource Planning (ERP) and further promote Business Process Re-engineering (BPR), which will fundamentally reform the style of working through e-action.

3. BASIC BUSINESS PLAN, REVENUE, EXPENSE AND FINANCIAL PLANNING

* In 2002, Narita Airport's second (B) runway will open
* In 2002, Haneda Airport's slot capacity will expand
* In 2005, the new Chubu (Nagoya) Airport is due to open
* In 2007, the second runway at Kansai International Airport (Osaka) may materialise
* In addition, new airports at Kobe and Kitakyushu may also materialise.

So in the first decade of the 21st century, national airport infrastructure is expected to advance, step by step, with the emphasis on international operations - although the inherent shortage of slots for domestic flights in the Tokyo metropolitan area will still remain.

The JAL Group considers that this situation is a big business chance for us and our steady strategy will be to increase our fleet and to introduce new aircraft through replacement.

(1) BUSINESS GROWTH RATE

JAL plans to increase capacity by two percent per year in both available seat kilometers (ASK) and available ton kilometers (ATK) on a Group basis.

(2) PRODUCTION AND SALES STRATEGY

We will cope with the major business opportunities presented by the expansion of capacity at both Narita and Haneda airports.

We will also try to further improve our aircraft utilisation in terms of hours per day and will shift production resources to high demand routes. We will also continue with our policy of developing agreements with partner airlines and other, out-sourced production methods.

In passenger and cargo, we are organising systems that offer a greater degree of uniformity than before.

(i) The total JAL Group fleet by the end of March 2004 will amount to 173 aircraft (two more than at the end of March 31, 2001). This total will include aircraft from JAL, Japan Asia Airways, JALways, Japan Transocean Air, JAL Express and J-Air.
(ii) JAL will improve fleet operational efficiency by reducing the number of aircraft types through the retirement of DC-10 aircraft, MD-11s and 737-200(JTA)
(iii) Cockpit crew will be developed according to the needs and role of each group airline to ensure and improve the level of flight operations
(iv) From FY2001, Japan region passenger sales activities will be transferred to sales subsidiary, JAL Sales Network. Cargo sales activities will be handled from FY2001 by another new sales subsidiary, JAL Cargo Sales. All new sales subsidiaries are aimed at creating closer customer relationships.

(3) BY MARKET SEGMENT

(i) International passenger

(a) After Narita Airport's second runway opens we will improve aircraft utilisation and redistribute our production resources. We will increase flight operations using the second runway for short-haul flights. Short-haul flights currently operated on the main runway will be transferred to the new runway.

More efficient scheduling

* Asia routes will increase, with new routes mainly to China and Korea
* Long-haul expansion will include more flights to Hawaii, London, Italy and Switzerland

(b) Group subsidiary international airlines

* Japan Asia Airways - we will rearrange aircraft and frequencies to expand capacity on Japan-Taiwan routes, promoting closer co-operation between JAL and JAA.
* JALways - from April 1, 2001, JALways will operate 15% of JAL's international passenger flights (excluding code-share flights with other carriers). Future improvement of operational efficiency may be done by further route transfers from JAL to JALways.
* Bilateral alliances and agreements contribute greatly to passenger convenience and to our own network enhancement. We will seek further improvements and at the same time follow the trend of airline alignments in Europe and North America. We will keep a careful eye on our position in the airline industry, including the possibility of joining a global alliance.

(ii) Domestic passenger

(a) In FY2002, with prospects of domestic expansion, we will introduce one more Boeing 767 aircraft to the domestic fleet and will try to obtain further improvements in aircraft utilisation. We will increase frequencies on appropriate routes to improve profitability and generally improve our domestic network coverage.

(b) Group subsidiary domestic airlines

* Japan Transocean Air (JTA), based in Okinawa, will receive two routes transferred from JAL, to maintain improvement of services to and from Okinawa and other parts of Japan.
* JAL Express (JEX). The transfer of eight Boeing 737-400 aircraft from JAL will be completed by March 31, 2001 and we are now planning to transfer one 767 aircraft to JEX per year, in and after FY2003. JEX is JAL's low-overhead regional domestic carrier.
* J-AIR, based in West Hiroshima, is introducing Bombardier CRJ-200 50-seat regional jets from April 1, 2001 and plans to introduce more of this type of aircraft in future to develop a new network and market based on regional cities in Japan. JAL will also transfer some regional routes to J-Air to enhance the carrier's profile in the JAL Group's domestic strategy.

(iii) Cargo

(a) With our new sales subsidiary - JAL Cargo Sales - starting business from FY2001 we continue to examine the possibility of creating a wholly independent cargo airline subsidiary.

(b) We expect further demand in themedium to long term and plan on increasing our freighter fleet strength from the present 10 aircraft to 12 during the next three years. This includes to possibility of out-sourcing.

(c) To expand our network and to supplement capacity, we will continue to develop our cargo partnerships with other carriers, by enhancing present agreements and keeping an eye on current global trends - including global alliances - in the freight business.

(d) To maintain and improve our competitiveness, we will continue to improve our range of time-sensitive shipping products, such as our range of services under the J-Product brand. These efforts will also include improvements in IT application.

(4) REVENUE, INVESTMENT AND FINANCE

(i) To cope with our expansion of investment - mainly related to aircraft replacement and IT-related issues, we will improve our asset efficiency and the ratio of profitability in both the JAL-only and the JAL Group consolidated results. Our aim is to achieve an annual consolidated operating profit of more than 80 billion yen and a consolidated current profit of 30 billion yen as soon as possible and maintain it..

(ii) In the total amount of investment from FY2001 through FY2003, JAL-only investment is targeted at 430 billion yen. Consolidated interest bearing debt will total 1,400 billion-yen by March 31, 2004 and we expect it to be 100 billion yen lower than at March 31, 2001.

(iii) Return on Equity (ROE) at the end of FY2003 is expected to be 10.6%. The long-term plan is to eliminate consolidated interest-bearing debt after 8.4 years by improving business cash flow.

###

23. News Release, dated March 13, 2001, entitled *Top Management Change - Japan Airlines Group*

TOP MANAGEMENT CHANGE - JAPAN AIRLINES GROUP - MARCH 13 2001

SEP -6 AM 9:11

1. **Appointment to representative director (with power of attorney) effective April 1, 2001**

NAME	NEW TITLE	FORMER TITLE/POST
Masahide OCHI	Executive Vice President	Senior Managing Director

2. **Promotion to Executive Vice President, Senior managing director, managing director Effective April 1 2001 (new titles).**

NAME	NEW TITLE	FORMER TITLE/POST
Masahide OCHI	Executive Vice President	Senior Managing Director
Katsuo HANEDA	Senior Managing Director	Managing Director
Takashi MASUKO	Senior Managing Director	Managing Director
Toshiyuki SHINMACHI	Senior Managing Director	Managing Director
Hidekazu NISHIZUKA	Managing Director	Senior Vice President
Hiroyuki FUNAYAMA	Managing Director	Senior Vice President

3. **Proposals for election to JAL board - for election at AGM in June**

NAME	NEW TITLE	FORMER TITLE/POST
Hiroyasu HAGIO	Senior Vice President	Executive officer, Flight operations division
Akihiko KAJI	Senior Vice President	Executive officer, Kyushu
Hironori MATSUYAMA	Senior Vice President	Executive officer & Regional Manager, Narita
Seizo NEO	Auditor:	SVP Japan Asia Airways
Shigeo MATSUI	Auditor:	President, JAL Lease

4. **Retirements from board - Effective March 31**

NAME	FORMER TITLE	NEW POST
Yasushi YUASA	Executive Vice President	Advisor
Zenta YOKOYAMA	Executive Vice President	Deputy chairman, JALUX
Toshiki OKAZAKI	Senior Managing Director	President, Japan Asia Airways

5. **Retirement as auditor**

NAME	FORMER TITLE	NEW POST
Sadao HARA	Auditor:	President, JAL Airport Engineering

6. **PROPOSED NEW JAL Executive Officers:** Effective March 31

NAME	NEW POST	FORMER TITLE
Takashi SHIMOEDA:		VP Safety Committee
Masahiko GODO		Regional Manager, Kansai Airport
Susumu MIYOSHI		VP Legal Affairs

7. **RETIRING Executive Officers -**

(1) Effective March 31, new post subject to AGM approval in June

NAME	FORMER TITLE	NEW POST
Tommie IKEUCHI	Executive Officer, Europe	TFK Executive Vice President

Masanobu DAISHO	Executive Officer, Western Japan	President, JAL Tour Systems

(2) Effective March 31, new posts from April 1

NAME	FORMER TITLE	NEW POST
Mikihiro SHISHIDO	Executive Officer, Hokkaido	Executive Vice President JAL SALES NETWORK
Katsuyuki ARAI	Executive Officer,Eastern Japan	Executive Officer JAL SALES NETWORK

8. NEW REGIONAL EXECUTIVE OFFICERS - JAL SALES NETWORK
(former post in parentheses)

REGION	EXECUTIVE OFFICER	FORMER POST
HOKKAIDO:	Tomohiro OKAMOTO	Director, JALPAK Europe
EAST JAPAN	Katsuyuki ARAI	Executive Officer JAL
CENTRAL JAPAN	Hajime SUDO	Regional director, France
WEST JAPAN	Toshio YOSHIDA	President, JAL Express
KYUSHU	Shigero KAYABA	Vice President, PR JAL

JAPAN AIRLINES

MEMBER OF THE BOARD OF DIRECTORS

Assignments as of Apr 1, 2001

Isao KANEKO	President (DDP)
	Chairman, Flight Safety Board Chairman, Operations & Maintenance Liaison Board Chairman, CS Promotion Committee Chairman, Business Activities Reappraisal Committee
Masahide OCHI	Executive Vice President (DDE)
	Senior Vice President, Customer Relations(DBQ), Corporate Safety (DBD) Chairman, Flight Safety Committee Senior Vice President, Environmental Affairs (DBG) Chairman, Environmental Committee Chief Officer, Legal Affairs Business Activities Reappraisal
Katsuo HANEDA	Senior Managing Director(DDS/H)
	Senior Vice President, Corporate Planning (DBA) Senior Vice President, IT Planning (DGI)
Takashi MASUKO	Senior Managing Director(DDS/M)
	S enior Vice President, Passenger Sales(DSZ)
Toshiyuki SHINMACHI	Senior Managing Director(DDS/S)
	Senior Vice President, Corporate Affairs (DBS) Public Relations Executive Office

Strategic Reserch

Shareholders' Service

Senior Vice President, Associated Business(DRZ)

Norio OGO	Managing Director Senior Vice President, Engineering & Maintenance Division(DJZ) President, Engineering & Maintenance Company
Hidekazu NISHIZUKA	Managing Director Senior Vice President, Human Resources(DIZ) Personnel & Organization Administration (DIP) Industrial Relations (DIL) Senior Vice President & General Manager, Medical Services (DIM) Senior Vice President ,Purchasing Administration (DAC)
Hiroyuki FUNAYAMA	Managing Director Senior Vice President , Operations & Customer Service (DUZ)
Juntaro SHIMIZU	Senior Vice President , Cargo & Mail(DFZ) President, Cargo Company
Gentaro MARUYAMA	Senior Vice President , Finance (DAZ) Accounting(DAA) Finance(DAF) Revenue Accounting(DAR) Senior Vice President & deputy general manager , Corporate Planning (DBY/M) Budget Senior Vice President & deputy general manager, Associated Business(DRY)

Sadao HARA	Senior Corporate Auditor of the Board(DDA)
Yasunaka FURUKAWA	Corporate Auditor of the Board(DDA)

JAPAN AIRLINES EXECUTIVE OFFICERS

HIROYASU HAGIO (* candidate for board June 2001)
Executive officer and deputy general manager
Flight operations Division
General Affairs, Haneda
Deputy General Manager, Medical Services

KAZUNARI YASHIRO
Executive Officer & CEO, The Americas

AKIHIKO KAJI (* candidate for board June 2001)
Executive Officer
General Manager
Passenger Marketing

HIRONORI MATSUYAMA (* candidate for board June 2001)
Executive Officer
Regional Manager, Narita
General Manager, Narita Airport
General Affairs, Narita

SATOSHI ENDO
Executive Officer
Deputy General Manager
Engineering and Maintenance Division
Maintenance Audit Office
Environment Committee

HIROSHI IKEDA
Executive Officer
Deputy General Manager, Corporate Planning
E-business planning

TAKASHI SHIMOEDA
Executive Officer &
Deputy General Manager, Flight operations Division
Executive Officer, Flight Planning & Administration
Executive Officer, General Affairs, Haneda
Executive Officer & Deputy General Manager, Medical Services

MASAHIKO GODA
Executive Officer
General Manager
Europe, Middle East & Africa &
Regional Manager, London

SUSUMU MIYOSHI
Executive Officer

- Legal Affairs
- Business Activities Reappraisal

Executive Officer, Legal Affairs Department

24. News Release, dated March 14, 2000, entitled *JAL Changes 80% Owned Airline Subsidiary "JALWAYS" to 100% Ownership*

January 17 2001
For immediate release

JAL CHANGES 80% OWNED AIRLINE SUBSIDIARY
" JALWAYS"
TO 100% OWNERSHIP

Japan Airlines has reached agreement with JALways, an airline subsidiary, to change it from 80% owned to 100% owned and today concluded the contract for the exchange of stock. The exchange of stock will take place on March 9, 2001, after approval by an extraordinary meeting of JALways shareholders.

JAL and JALways have taken this step to improve operational efficiency and to enhance the development of the JAL Group's route network.

JALways was founded as Japan Air Charter, a low-cost 80%-owned subsidiary, in 1990. The company changed its name to JALways in October 1999, when it also became a scheduled airline, to develop as a group airline flying mainly to Asia-Pacific resort destinations. From April 2000 in line with the airline's FY2000-2002 medium term corporate plan, JAL has transferred resort destination routes to JALways, to strengthen the JAL Group's competitive power. JALways currently operates 116 flights a week on 10 routes.

Cockpit and cabin crew of JALways are recruited and based overseas. The airline flies to Honolulu, Hawaii, from regional cities in Japan, to Guam from Tokyo, Osaka and Nagoya and to Saipan and Bangkok, Thailand, from Tokyo and Osaka..

The subsidiary is already consolidated and the change in shareholding will have no direct effect on the JAL Group's consolidated results.

To process the agreement, JAL will increase its paid-in capital by 226 million yen, from 188.32 billion yen (as of September 30, 2000) to 188.55 billion.

JALWAYS - background

NAME	JALways
Founded	1990 October
Head office	Higashi Shinagawa, Shinagawa, Tokyo, Japan
President & C.E.O.	Yukio Ohtani
Capital	3 billion yen
Shares issues and par value per share	50,000 shares (50,000 yen)
Total employees (as of Sep.30,2000)	1,119
Major shareholders	Japan Airlines (80%), Japan Asia Airways (2%), NYK (2%), The Industrial Bank of Japan (1%) and the Dai-Ichi Kangyo Bank (1%).

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JALWAYS SHARERLS.DOC

25. News Release, dated March 14, 2000, entitled *JAL Updates Corporate Plan for FY2000-2002, Aims at Improving Consolidated Performance and Results*

Mar 14 2000

JAL UPDATES CORPORATE PLAN FOR FY2000-2002

AIMS AT IMPROVING CONSOLIDATED PERFORMANCE AND RESULTS

Tokyo March 14: Japan Airlines announced today the latest update of its corporate plan covering the three year period April 1 2000 through to March 31 2003.

Last year on March 16, 1999, JAL announced the plan for the 1999-2001 period, which focussed on the revival of a strong and healthy JAL Group.

The subsequent 12-months has seen the circumstances of the airline industry change rapidly. But during those circumstances we have continued with our plans to reform and are convinced that we are heading in the right direction. We have also decided to continue to promote reform and strategy to keep abreast of changes,

We now announce the up-date of our corporate plan, which covers the period from April 2000 to March 31 2003.

We feel that from now the consolidated results of the JAL Group are of the greatest importance and our management strategies will be focussed in that direction.

HIGHLIGHTS

1. **Finance: By reducing investment** in aircraft and other financial measures, the current level of consolidated operating cash flow ratio on debt will be raised to over 10%. Through this debt reduction plan, consolidated interest-bearing debt will be reduced by approximately 350 billion yen in actual terms by March 31 2003,

compared to the end of FY1998.

2. Further manpower reduction.

Group manpower FY1998 36,000

MARCH 1999 JAL announced cut of 3,500 by end of FY2001
MARCH 2000 JAL announced further cut of 700 by end of FY2002

JAL group manpower as of March 31 2003 will be 4,200 below FY1998 level.

3. Extending use of subsidiary airlines to reduce operating costs :

JALways - on Japan-Hawaii routes from regional centres to Honolulu, from April - Japan-Guam, from October - Japan-Saipan
JAL Express - increasing flights on domestic routes, taking over from JAL.
J-Air - a domestic regional commuter carrier - will introduce 50-seat regional jets from 2001.

4. Global Alliances

JAL is still weighing the pro and cons of joining a global alliance.

5. E-BUSINESS

JAL plans to develop e-business further in future. JAL currently offers Internet domestic reservations; a subsidiary, JALPAK operates "e-travel"- package tours, tickets and hotel reservations marketed to subscribers to an Internet marketing system; JAL On-Line is a CD-ROM, which can turn a Personal Computer into a reservations computer for business use. JAL also offers I-mode mobile telephones Internet reservations access.

6. New in-house companies:

JAL expects cost savings through newly established in-house companies in passenger sales, cargo business and maintenance and engineering, which come into operation from April 1 2000.

Outline of the plan follows

JAL MEDIUM TERM CORPORATE PLAN FOR FY2000 -2002 -
March 14, 2000

I. BASIC MANAGEMENT PLAN -

(1) Safety enhancement

a. JAL will meticulously follow all safety measures required by changes in the Civil Aviation Law, which took effect in February 2000.

b. We will strengthen the function of Safety Management throughout. the JAL Group as we expand the utilisation of Group resources, especially airline subsidiaries and affiliates, in transport operations.

We will also introduce a new safety management system to maintenance and engineering activities through the creation of a new in-house maintenance company system, which will encompass other group maintenance companies.

c. On the technical side we will continue with the expansion of installation of safety equipment such as Enhanced Ground Proximity Warning Systems (E-GPWS) and new navigation equipment.

We will strengthen personnel resource management by extending systems used for cockpit crew and maintenance personnel to cabin attendants and flight despatch staff to improve human factor performance.

We will continue to strengthen security systems, especially in the area of hi-jack prevention, by working closely with government agencies and airport managements.

(2) **Investor importance and management stance**

(a) JAL has set the following Group management performance targets:

(1) Earnings per share (EPS) more than 10 yen
(2) Return on Asset (ROA) more than 2%

(b) To achieve Group management targets we will introduce Cash Flow Return on Investment (CFROI) targets, aiming at a CFROI of more than 10% asset efficiency by cash flow base by each route.

(3) **Public confidence and social responsibility** - strengthening the Group's role in corporate citizenship, and in corporate transparency.

(a) JAL Group management and employees will conduct their business with full regard for social and community responsibility.

(b) Every possible attention will be given to environmental issues and to JAL's compliance with environmental require-ments.

(c) Greater disclosure will be made of safety related information

(d) We will make greater efforts to cope with the reduction of barriers in services and facilities for passengers with special needs and to expand employment opportunities for the physically challenged.

(4) Strengthening strategy functions

(a) We will strengthen the functions that supervise Group management strategy in the corporate planning function, with particular regard to globalisation.

(b) We will concentrate on developing "e-business", recognising the function that supervises e-business strategy and Information Technology (IT) as a key corporate management function.

(5) **World position**

(a) JAL is currently considering the merits and demerits of continuing with bilateral alliances or joining a global, multilateral alliance.

(b) We will continue to expand links with other domestic carriers, especially in sharing facilities and other resources, to reduce costs and to compete more effectively with other forms of transport.

(6) **Air transportation policy**

We want to make a very strong appeal to the government that strengthening industry infrastructure is very important policy and recommend the following.

(a) The high public aviation charges in Japan should conform to global standards

(b) Further expansion of capacity at Tokyo's Haneda Airport is necessary to Meet demand for air transport demand to and from the metropolitan area.

(c) When the second runway at Narita is completed, there must be an expansion of the Japanese carriers' slot share.

(d) Development of Japan's air transport and tourism industries should be further promoted by expanding inbound travel demand.

(7) **21ST Century**

In 2001, JAL will celebrate its 50th anniversary. This will be an opportunity for making a good start to the 21st Century, for strengthening JAL Group identity and for planning the Group's vision for the future.

(a) The Group will set up a project team of young staff – future Group management leaders – to make a long-range plan aimed at the year 2025.

(b) We will focus on strengthening Group identity to develop the broader appeal of the JAL Group.

II. JAL GROUP MANAGEMENT AND OVERALL STRATEGY

(1) **Basic strategy**: to strengthen the consolidated man-agement system and enhance the group's competitiveness.

(a) Through the use of support centres for separate business functions (finance,

accounting, education and training, administration, legal affairs, information technology, personnel, leasing and insurance) we shall raise the value of the JAL Group in terms of strong competitive power.

(b) From April 2000 we will prepare a consolidated budget for the JAL Group, aiming to maximise Group revenues and cash flow from the planning stage. Furthermore we will introduce a new management system – the JAL Group Consolidated Management System – by which we can track the situation of consolidated business performance during the fiscal year so that we can make speedy and accurate management decisions.

(2) Flight transport operations

JAL will continue to carry out its air transport operations by matching route demand with the appropriate aircraft capacity, making the most efficient use of subsidiaries.

(d) JALways: the transfer of Asia-Pacific routes to this subsidiary (formerly Japan Air
Charter or JAZ) will be speeded up, to make more use of the competitive power of JAZ, which has lower personnel costs than JAL.

(b) **Japan Asia Airways**, supplying air service on Japan-Taiwan routes, will continue in that role. Flight operations will remain completely separate but other company functions will be more closely integrated with JAL group companies, for greater cost efficiency.

(c) **JAL Express (JEX)** – the transfer of eight 747-400s from JAL to JEX will be completed by the end of FY2000 and JEX will be taking more regional routes from JAL as its fleet grows. Under study now are (I) increasing the 737 fleet and (ii) transferring 767 aircraft to the low-cost subsidiary.

(d) **Japan Transocean Air (JTA)**. This subsidiary is a core company in the JAL Group's activities in the Okinawa islands. Plans for JTA include strengthen its relationships with other Group companies active in Okinawa and the development of more routes to and from Okinawa. Fleet planning include changing older 737-200 aircraft to more productive 737-400 models.

(e) J-Air, a regional commuter carrier based in Hiroshima, will introduce two 50-seat
Bombardier CRJ-200 regional jets in FY2001 and is expected to play a much more prominent role in the JAL Group's domestic transport strategy as a feeder carrier. At present J-Air's role is limited by the 19-seat capacity of its five Jetstream 41 twin engine turboprops.

(3) Sales and marketing

Seamless service and improvements in Customer Satisfaction are the key issues

on the service and market front.

(a) Passenger sales

(1) From April 1 2000 a new in-house passenger sales company and a new passenger sales subsidiary start operations, aiming at strengthening total sales and marketing performance.

(2) JAL will put much more emphasis on developing e-business, in which the company has been very active in Japan.

(b) Cargo activities

(1) From April 1 2000 a new in-house cargo company will commence operations, together with a new in-house cargo sales company, which will be combined with the airline's Japan Region cargo sales department.

Although cargo business will remain in-house JAL will re-examine the possibility of launching a separate cargo subsidiary company at some future time.

(2) Customer services in the cargo area will focus on the development of a stronger e-business strategy and the increase of cargo shipment information.

(4) Maintenance and Engineering

(a) A new in-house maintenance and engineering company starts operations from April 1, 2000, which will include other group maintenance related subsidiaries. This new set-up will improve cost-efficiency and introduce a new safety management system.

(b) Spare parts' supply is being overhauled; using more systemized links with suppliers for swifter - and shorter - delivery times and reduced inventories.

(5) Airport and City Office operations

(a) Outsourcing of airport and city office services will continue, with specialised support coming from support centres for separate business functions (finance, accounting, education and training, administration, legal affairs, information technology, personnel, leasing and insurance)

(b) JAL will expand the fields and items where co-operation with other carriers can help cost-efficiency.

(6) Indirect, internal business functions

(a) To increase the efficiency of Group businesses, a central company will be designated as a Support Centre in each main airline business area to co-ordinate business activities of subsidiaries.
(For ramp handling, Airport Ground Service: for flight despatch, JLW: for domestic

passenger traffic, JAL Frontier: for international passenger traffic handling in Japan, J-Sky).

(b) Job concentration centres will be established, where subsidiaries can obtain special services and support (these have been referred to before and include finance, accounting, education and training, administration, legal affairs, information technology, personnel, leasing and insurance).

(7) Independent business operations

JAL Group businesses in hotel management, catering, trading, information technology and manpower services will be regrouped around core companies for each area of operations, with a view to eventual floatation on the Tokyo Stock Exchange.

(8) Organisation and Personnel

(a) Personnel policy will in future be decided on a group basis rather than on a company by company

(b) Last year we announced that the JAL Group would cut 3,500 jobs or 10% of the group workforce by March 31 2002. That included 2,300 JAL ground jobs. **A further 700 ground jobs will be eliminated by March 31 2003.**

III. BASIC AIMS OF THE FY2000-2002 CORPORATE PLAN

(1) Business growth: JAL Group forecasts annual capacity growth during the period as follows:

(a) Avail-able seat kilometres : two percent per year
(b) Avail-able ton kilometres: two percent per year.

(2) Fleet development: Group fleet strength at the end of FY2002 remains unchanged on the earlier plan announced in March 1999. The total fleet will be 172 aircraft.

JAL, JALways and JAL Express: 148
Japan Asia Airways: 7
Japan Transocean Air: 12
J-Air 5
TOTAL 172

(3) Financial planning: JAL would like to achieve stable profits through changes in the revenue/cost structure, thus maximising income. JAL aims to achieve profits to provide future earnings per share (EPS) of 10 yen per share.

(4) Finance: By reducing investment in aircraft and other financial measures, the current level of consolidated operating cash flow ratio on debt will be raised to over 10%. Through this debt reduction plan, consolidated interest-bearing debt will be

reduced by approximately 350 billion yen in actual terms by March 31 2003, compared to the end of FY1998.

JAL PUBLIC RELATIONS
TEL: 81-3-5460-3109
FAX: 81-3-5460-5910
E-mail: geoffrey.tudor@jal.co.jp

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JAL HOME PAGE NEWS RELEASE

26. Notice to Shareholders, dated June 8, 2001, regarding convening of 51st Annual General Meeting of Shareholders

[Translation]

02 SEP -6 AM 9:14 June 8, 2001

To All Shareholders

Re: Notice of Convening of 51st Annual General Meeting of Shareholders

Dear shareholder:

This is to inform you of the holding of the 50th annual general meeting of shareholders of this firm to be held in accordance with to the schedule indicated below, and to request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In that case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 28, 2001 (Thursday), 10:00 AM
2. Location: Hotel New Otani, Main Bldg. 1F "Tsurunoma Room" 4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Items of the meeting

   Reports: Reporting on the balance sheet for the period ending on March 31, 2001 along with reporting of the financial report and income statement for the 51st term (from April 1, 2000 to March 31, 2001)

   Resolutions:

   Item 1: Approval of proposal for distribution of profits for the 51st term

   Item 2: Amendment of the articles of incorporation.
   A summary of the proposal is described in the following "reference document for exercising voting rights" (page 2).

   Item 3: Election of 15 directors

   Item 4: Election of 5 statutory auditors

   Item 5: Presentation of retirement gratuity for four (4) outgoing directors and a statutory auditor

   Item 6: Revision of the amount of compensation of statutory auditors

Very truly yours,

Isao Kaneko
President, Japan Airlines Co., Ltd.
2-4-11 Higashi-Shinagawa,
Shinagawa-ku, Tokyo, Japan

When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

[Translation]

Reference Document for Exercising Voting Rights

1. Total number of shares that voting shareholders hold: 1,750,898,000

2. Proposals and Reference Matters

Item 1: Approval of Proposal for Distribution of Profit for the 51st Term

We would like to set out the proposal for distribution of profits as described on page 19 of the attached "Report for the 51st Term" on the basis that we keep stable dividends in the interest of strengthening corporate structure. Regarding the dividend for the current term, since this year falls upon the 50th anniversary of this firm, we would like to add one (1) yen to each of the common dividend that is three (3) yen per share for total of four (4) yen per share.

Item 2: Amendment of Articles of Incorporation

1. Summary of proposal and Reasons for Amendment

To reinforce the function of statutory auditors for the purpose of strengthening corporate governance, we will alter Article 23 of the current Articles of Incorporation from "the company shall have no more than four (4) statutory auditors" to "the company shall have no more than six (6) statutory auditors".

2. Contents of Amendment

The contents of amendment being proposed are as indicated below.

(Underline indicates these portions to be amended.)

Current Articles of Incorporation	Proposed Amendment
(The Number of Statutory Auditors) Article 23 The Company shall have no more than four (4) statutory auditors.	(The Number of Statutory Auditors) Article 23 The Company shall have no more than six (6) statutory auditors.

Item 3: Election of 15 Directors

Since the term of the currently serving 12 directors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 15 directors for the coming fiscal year.

The candidates for the position of director are as indicated below.

Candi-date No.	Name (date of birth)	Background and representation status at other firms	Number of shares of this firm held	Presence of special interest in this firm

[Translation]

1	Isao Kaneko (Born on March 1, 1938)	April 1960 Joined JAL June 1991 Director June 1995 Managing Director June 1997 Senior Managing Director June 1998 President (currently serving)	18,407	None
2	Masahide Ochi (Born on February 9, 1940)	June 1994 Vice-Minister for Transport and International Affairs, Ministry of Transport June 1995 Vice Chairman, JAL Foundation June 1997 Managing Director June 1999 Senior Managing Director April 2001 Executive Vice President (currently serving) (Representation status at other firms) President, Global Building Co., Ltd.	29,000	None
3	Katsuo Haneda (Born on January 23, 1943)	April 1965 Joined JAL June 1995 Director June 1999 Managing Director April 2001 Senior Managing Director (currently serving)	28,040	Refer to note (1) below.
4	Takashi Masuko (Born on July 27, 1942)	April 1965 Joined JAL June 1995 General Manager, Personnel Dept. June 1997 Director April 2000 Managing Director April 2001 Senior Managing Director (currently serving) (Representation status at other firms) President, JAL Sales Network Co., Ltd.	10,155	None
5	Toshiyuki Shinmachi (Born on January 20, 1943)	April 1965 Joined JAL July 1995 General Manager, Japanese District Cargo Sales Branch June 1997 Director April 2000 Managing Director April 2001 Senior Managing Director (currently serving)	15,000	None
6	Norio Oogo (Born on March 6, 1938)	April 1956 Joined JAMCO June 1995 Director, JTA June 1997 Managing Director, JTA April 1999 Executive Officer, JAL June 1999 Managing Director (currently serving)	7,000	None
7	Hiroyasu Hagio	April 1965 Joined JAL July 1995 General Manager, Flight	15,720	None

	(Born on January 20, 1942)	Attendant Training Dept. June 1997 Director April 1999 Executive Officer (currently serving)		
8	Akihiko Kaji (Born on March 25, 1945)	July 1969 Joined JAL June 1996 General Manager, Planning Dept., International Passenger Marketing Div. June 1997 Director April 1999 Executive Officer (currently serving)	7,160	None
9	Hidekazu Nishizuka (Born on January 29, 1946)	April 1968 Joined JAL June 1995 General Manager, Industrial Relation Dept. June 1998 Director April 2001 Managing Director (currently serving)	13,081	None
10	Hiroyuki Funayama (Born on October 4, 1942)	April 1965 Joined JAL June 1995 General Manager, Airport Service Dept. June 1997 General Manager, Haneda Airport Office April 1999 Executive Officer June 1999 Director April 2001 Managing Director (currently serving)	14,411	None
11	Juntaro Shimizu (Born on November 25, 1944)	April 1968 Joined JAL June 1993 General Manager, Mexico Branch June 1997 General Manager, Japanese District Cargo Sales Branch June 1998 Vice General Manager of Cargo Operation and Branch Manager, Japanese District Cargo Sales Branch April 1999 Executive Officer June 1999 Director (currently serving) (Representation status at other firms) President, PACIFIC BUSINESS BASE, INC.	8,000	None
12	Gentaro Maruyama (Born on October 12, 1946)	July 1971 Joined JAL June 1997 General Manager, Accounting Dept. April 1999 Executive Officer June 2000 Director (currently serving) (Representation status at other firms)	2,000	None

		President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LTD.		
13	Hironori Matsuyama (Born on September 8, 1943)	April 1967 Joined JAL June 1993 General Manager, Passenger Cabin Service Dept. April 1999 Executive Officer (currently serving)	1,155	None
14	Shunji Kohno (Born on August 1, 1927)	July 1990 President, Tokyo Marine and Fire Insurance Co., Ltd. April 1992 President, Tokyo Marine and Fire Institute Co., Ltd. (currently serving) June 1996 Chairman of the same June 1997 Director, JAL (currently serving)	2,000	Refer to note (2) below.
15	Ken Moroi (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement Co., Ltd. October 1994 Chairman, Chichibu Onoda Cement Corporation June 1996 Adviser of the same October 1998 Adviser, TAIHEIYO CEMENT CORPORATION June 1999 Director, JAL (currently serving) June 2000 Adviser, TAIHEIYO CEMENT CORPORATION (currently serving)	0	None

Note: The special interest between director candidates and this firm is described below.

(1) Katsuo Haneda will assume a directorship of Japan Trans-Ocean Airlines on June 22, 2001, which is a competitor of this firm.

(2) Shunji Kohno is a chairman of Tokyo Marine and Fire Insurance Co., Ltd. We are engaged in ongoing transactions, such as aerial insurance contracts etc., with that company. In addition, he will retire from his directorship of that company on June 28, 2001.

Item 4: Election of 5 Statutory Auditors

Since the term of the currently serving 4 statutory auditors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 5 statutory auditors, which includes one (1) additional statutory auditor, for the coming fiscal year on condition that Item 2, a proposal for amendment of the Articles of Incorporation regarding the number of statutory auditors, will be

[Translation]

approved as originally proposed by this general meeting of shareholders.

The candidates for the position of statutory auditor are as indicated below.

Candi date No.	Name (date of birth)	Background and representation status at other firms	Number of shares of this firm held	Presence of special interest in this firm
1	Yasunaka Furukawa (Born on June 14, 1942)	April 1965 Joined JAL June 1995 General Manager, Marketing and Planning Dept. in Related Business Div. June 1997 Vice General Manager, Related Business Div. June 1999 Fulltime Statutory Auditor (currently serving)	22,450	None
2	Seizo Neo (Born on March 8, 1944)	April 1966 Joined JAL June 1995 General Manager, Maintenance Planning Dept. June 1997 General Manager, Maintenance Plants April 2000 Adviser, Japan Asia Airlines Co., Ltd. June 2000 Director, of the same (currently serving)	13,812	None
3	Shigeo Matsui (Born on July 15, 1944)	April 1967 Joined JAL June 1995 General Manager, Accounting Dept. June 1995 General Manager, Singapore Branch June 1999 Managing Director, JAL Lease Co., Ltd. March 2000 President of the same April 2000 Senior Managing Director, JAL Group Finance Co., Ltd. (currently serving) March 2001 Director, JAL Lease Co., Ltd. (currently serving)	2,000	None
4	Yoshihisa Akiyama (Born on September 10, 1931)	November 1991 President, Kansai Electric Power Co., Inc. May 1997 Vice President, Kansai Economic Federation June 1998 Statutory Auditor (currently serving) May 1999 President, Kansai Economic Federation (currently serving) June 1999 Chairman, Kansai Electric Power Co.,	0	None

		Inc. (currently serving) June 1999 Chairman, Keihanna Co., Ltd. (currently serving)		
5	Masao Nishimura (Born on November 18, 1932)	June 1993 Vice President, Industrial Bank of Japan, Ltd. June 1996 President, Industrial Bank of Japan, Ltd. (currently serving)	0	Refer to note (2) below.

Note:
(1) Yoshihisa Akiyama and Masao Nishimura are candidates for external statutory auditors as stipulated in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Companies.
(2) Masao Nishimura is a president of Industrial Bank of Japan, Ltd., with which we are engaged in ongoing banking transactions.

Item 5: Presentation of Retirement Gratuity for four Outgoing Director and a Statutory Auditor

In recognition of the meritorious service performed by director Tomio Ikeuchi, who resigned as of March 31, 1999, director Yasushi Yuasa, director Zenta Yokoyama and director Toshiki Okazaki, who respectively resigned as of March 31, 2001, statutory auditor Sadao Hara, who will resign as of the conclusion of this general meeting of shareholders, shareholders are requested to entrust the board of directors or the board of statutory auditors with the presentation of a retirement gratuity with the scope of an appropriate amount based on the internal regulations of this firm, along with the specific amount, the timing and method of presentation, etc.

The backgrounds of the four (4) outgoing directors and a statutory auditor are indicated below.

Name	Background
Tomio Ikeuchi	June 1997 Director April 1999 Retirement
Yasushi Yuasa	June 1996 Director June 1998 Managing Director June 1999 Senior Managing Director April 2000 Executive Vice President January 2001 Retirement
Zenta Yokoyama	June 1991 Director June 1997 Managing Director June 1999 Senior Managing Director April 2000 Executive Vice President March 2001 Retirement

Toshiki Okazaki	June 1995 Director April 2000 Managing Director March 2001 Retirement
Sadao Hara	June 1998 Fulltime Statutory Auditor (currently serving)

Item 6: Revision of the Amount of Compensation of Statutory Auditors

The annual amount of compensation for statutory auditors was resolved in the 40th general meeting of shareholders held on June 28, 1990 to be not over forty-four million (44,000,000) yen a year. In consideration for various circumstances such as an increase in the number of statutory auditors etc., if the amendment to the Articles of Incorporation concerning the number of statutory auditors set forth in Item 2 is approved as originally proposed in this general meeting of shareholders, we would like to revise the articles to "not over eighty-eight million (88,000,000) yen a year." At present we have four (4) statutory auditors, but if Item 2 and Item 4 are approved as originally proposed, we will have five (5) statutory auditors.

27. Notice to Shareholders, dated June 12, 2000, regarding convening of 50th Annual General Meeting of Shareholders

[Translation] 02 SEP -3 AM 9:25

June 12, 2000

To All Shareholders

Re: Notice of Convening of 50th Annual General Meeting of Shareholders

Dear shareholder:

This is to inform you of the holding of the 50th annual general meeting of shareholders of this firm to be held in accordance with the schedule indicated below, and to request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In that case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 29, 2000 (Thursday), 10:00 AM
2. Location: Hotel New Otani, Main Bldg. 1F "Tsurunoma Room" 4-1 Kioi-cho, Chiyoda-ku, Tokyo (From this time the location is different. Please refer to the guide map at the end of this notice).
3. Items of the meeting

Reports: Reporting on the balance sheet for the period ending on March 31, 2000 along with reporting of the financial report and income statement for the 50th term (from April 1, 1999 to March 31, 2000)

Resolutions:

Item 1: Approval of proposal for distribution of profits for the 50th term

Item 2: Amendment of the articles of incorporation.
A summary of the proposal is described in the following "reference document for exercising voting rights" (page 2).

Item 3: Partial transfer of business.
A summary of the proposal is described in the following "reference document for exercising voting rights" (page 2 to 6).

Item 4: Election of 15 directors

Item 5: Election of one statutory auditor

Item 6: Presentation of retirement gratuity for an outgoing director and a statutory auditor

Item 7: Revision of the amount of compensation of directors

Very truly yours,

Isao Kaneko
President, Japan Airlines Co., Ltd.
2-4-11 Higashi-Shinagawa,
Shinagawa-ku, Tokyo, Japan

When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

[Translation]

Reference Document for Exercising Voting Rights

1. Total number of shares that voting shareholders hold: 1,748,078,000

2. Proposals and Reference Matters

Item 1: Approval of Proposal for Distribution of Profit for the 50th Term

As we stated in the business report, we declared losses of five billion six hundred million (5,600,000,000) yen, but we added the surplus brought forward from the previous term and the amount of adjustment of tax effect etc. and the unappropriated income for the current year is twenty-two billion two hundred million (22,200,000,000) yen. We would like to set out the proposal for distribution of profit as described on page 19 of the attached "Report for the 50th Term" on the basis that we keep stable dividend in consideration for strengthening corporate structure. Regarding the dividends for the current term, we would like to announce that common dividends will be three (3) yen per share.

Item 2: Amendment of Articles of Incorporation

1. Summary of Proposal and Reasons for Amendment
We have adopted an executive officer system since last year and reduced the number of directors. Accordingly, we will alter the number of directors set forth in Article 17 of the current articles of incorporation from a maximum of forty (40) to a maximum of twenty-five (25).

2. Contents of Amendments
The contents of alteration being proposed are as indicated below.
(Underline indicates the portions to be amended.)

Current Articles of Incorporation	Proposed Amendment
(The Number of Directors) Article 17 The Company shall have not over forty (40) directors.	(The Number of Directors) Article 17 The Company shall have not over twenty-five (25) directors.

Item 3: Partial Assignment of Business

1. The Reason the Transfer is Necessary
In order to make the passenger sales division more efficient, we established JAL Sales Network Company, Ltd. ("JSN"), in order to consolidate one of our divisions with that of our sales subsidiary and to conduct sales, as a 100%-subsidiary on November 22, 1999. On April 1 we assigned each division of passenger sales in the Chubu and Hokkaido Districts and entrusted JSN with the branch of passenger sales for those regions. However, other than in those two regions we have adopted an "internal company system" for the division of passenger sales from this April and have oriented the branch of passenger sales of our headquarter and the branch of passenger sales of other branches accordingly. Since JSN has been successfully conducting sales business in this system,

we have transferred the business of said Passenger Sales Company to JSN as of April 1, 2001 except for overseas sales and the Okinawa District with the intent make the branch of passenger sales more efficient, speed up decision making and strengthen our collective marketing power. Furthermore, we would like to entrust JSN with our passenger sales business in the East Japan, West Japan and Kyushu in addition to Chubu and Hokkaido. In addition, regarding the branch of passenger sales in Okinawa, we will transfer our business to a Passenger Sales Company that will be set up separately in that district.

We think that we can improve our business performance by consolidating the domestic branch of passenger sales of our sales subsidiary and us into JSN through this transfer of business.

2. The Content of the Contract for the Assignment of Business

Business Assignment Agreement

This Agreement is made and entered into by and between Japan Airlines Co., Ltd. (hereinafter "JAL") and JAL Sales Network Co., Ltd. (hereinafter "JSN"), regarding the assignment of the business from JAL to JSN in order to increase the efficiency of the division of passenger sales.

Article 1. Business Assignment

1. JAL shall assign all the business of the Passenger Sales Company other than oversea division and Okinawa District, including the passenger sales division of the respective branches of the East Japan, West Japan and Kyushu Districts (hereinafter the "Business") to JSN and JSN shall receive such assignment.

Article 2. Assigned Assets

1. Assets making up the Business (hereinafter the "Assigned Assets") shall be separately agreed upon by the parties hereto.
2. The contracts existing between JAL and its customers, and credit and debt in relation to those contracts as of the date when the assignment of Business is executed (hereinafter the "Assignment Date") shall be excluded from the assignment.

Article 3. Assignment Date

The date of assignment (hereinafter the "Assignment Date" shall be April 1, 2001. Both Parties, however, may separately change the date by if the other party agrees to such change.

Article 4. Consideration for a Assignment

1. The amount of Consideration for the Assignment shall be separately agreed upon by the parties hereto, on the basis of the prices in the accounting books.
2. The process and date of the payment of the Consideration for the Assignment shall be separately agreed to by the Parties hereto.

Article 5. Date of the Delivery of the Assigned Assets

The delivery of the Assigned Assets shall be on the Assignment Date.

Article 6. Duty of the Diligence of a Good Manager

JAL shall manage the Assigned Assets with the diligence of a good manager from the execution of this Agreement to the completion of the delivery of the Assigned Assets.

Article 7. Representations and Warranties of JSN

The parties may agree to modify the conditions of the Business Assignment or to terminate this Agreement, from the execution of this Agreement to the completion of the delivery of the Assigned Assets, in the event of the following occurrences:

(1) A material change to the Assigned Assets due to an act of God;
(2) The purpose of the Assignment becomes impossible or too difficult to accomplish; or
(3) Another process that would be more effective than this business assignment in accomplishing the purpose of this Agreement becomes available through revision of laws and/or regulations.

Article 8. Entrustment of the Business

After completion of the Business Assignment, JAL shall entrust the business regarding the Business

separately agreed upon the Parties and JSN shall accept such entrustment.

Article 9. Duty to Avoid Competition

JSN hereby agrees that JAL has no duty to avoid competition with JSN regarding the Business after the execution of the Business Assignment.

Article 10. Treatment of the Employees

Both Parties shall separately agree on the treatment of the employees of JAL involved in the Business.

Article 11. The General Meeting of the Shareholders to Approve the Business Assignment

Both Parties shall make a proposal to their respective shareholders in order to gain approval for this Agreement at each general meeting of the shareholders: on June 29, 2000 for JAL's ordinary meeting, and on July 5, 2000 for JSN's extraordinary meeting.

Article 12. Validity of this Agreement

This Agreement shall be enforceable immediately upon the resolution to approve this Agreement at the respective general meetings of the shareholders.

Article 13. Discussions

Both parties hereby agree to discuss to resolve any matters not provided for in this Agreement and matters necessary for the Business Assignment in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties have caused two original copies of this Agreement, one of which is held by each party, to be signed.

May 31, 2000

JAL

____

Isao Kaneko
President, Japan Airlines Co., Ltd.

[Translation]

2-4-11 Higashi-Shinagawa,
Shinagawa-ku, Tokyo, Japan

JSN

____
Toshiki Okazaki
President, Japan Sales Network Co., Ltd.
2-4-11 Higashi-Shinagawa,
Shinagawa-ku, Tokyo, Japan

3. The Overview of the Assigned Assets
We will assign fixed the assets used for the business of all the branches in the Passenger Sales Company, including those of each branch in the East Japan, West Japan and Kyushu Districts, but excluding those of overseas and the Okinawa District. In addition, as of March 31, 1999, the book price of the fixed assets is approximately one billion twenty-four million (1,024,000,000) yen.

4. The Situation of Profit and Loss in Recent Business Year
JSN will still conduct the passenger sales business entrusted by us even after we transfer to JSN all the branches in the Passenger Sales Company about excluding the overseas and the Okinawa Districts (the "Assigned Business"). As we are still a contracting party in the contractual relationship with business clients, the amount of proceeds will be accounted by us.

For your information, the situation of profit and loss of the Assigned Business from April 1, 1998 to March 31, 1999 is that the amount of proceeds from the business of Assigned Business is approximately six hundred sixteen billion two hundred million (616,200,000,000) yen out of the total amount of proceeds of one trillion one hundred sixty-seven billion six hundred million (1,167,600,000,000) yen. In addition, the business profit from the business of Assigned Business is approximately fifteen billion one hundred million (15,100,000,000) yen, which is our total business profit multiplied by the proportion of the amount of proceeds from the business of Passenger Sales Company to our total amount of proceeds mentioned above.

5. The Overview of Assignee Company
(1) Trade Name: JAL Sales Network Company, Ltd.
(2) Date of Establishment: November 22, 1999
(3) Location of Head Office: 2-4-11 Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan
(4) Description for Main Business: Sales of airline tickets and tour business based on the Law for Tour Businesses

(5) Total Number of the Company Shares: two hundred and sixty thousand (260,000) shares
(6) Total Number of Issued Shares: sixty-five thousand (65,000) shares
(7) Capital Stock: three billion two hundred and five hundred million (3,250,000,000) yen
(8) Shareholder: Japan Airlines Company, Ltd. (100% holder)

6. Other Matters
Shareholders are requested to entrust the board of directors with decisions and amendments on the details regarding the execution of the transfer.

Item 4: Election of 15 directors
Since the term of the currently serving 14 directors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 15 directors for the coming fiscal year.

The candidates for the position of director are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other firms	No. of shares of this firm held	Presence of special interest in this firm
1	Isao Kaneko (Born on March 1, 1938)	April 1960 Joined JAL June 1991 Director June 1995 Managing Director June 1997 Senior Managing Director June 1998 President (currently serving)	15,407	None
2	Yasushi Yuasa (Born on April 30, 1938)	October 1962 Joined JAL October 1994 Vice General Manager, Operating Dept. June 1996 Director June 1998 Managing Director June 1999 Senior Managing Director (currently serving)	3,701	Refer to note (1) below.
3	Zenta Yokoyama (Born on July 3, 1938)	April 1961 Joined JAL June 1991 Director June 1997 Managing Director June 1999 Senior Managing Director April 2000 Executive Vice President (currently serving)	5,255	Refer to note (2) below.
4	Masahide Ochi (Born on February 9, 1940)	June 1994 Vice-Minister for Transport and International Affairs, Ministry of Transport June 1995 Vice Chairman, JAL Foundation June 1997 Managing Director	29,000	None

		June 1999 Senior Managing Director (currently serving) (Representation status at other firms) President, Global Building Co., Ltd.		
5	Katsuo Haneda (Born on January 23, 1943)	April 1965 Joined JAL June 1993 General Manager, International Flight Passengers Dept. June 1995 Director June 1999 Managing Director (currently serving)	25,040	Refer to note (3) below.
6	Norio Oogo (Born on March 6, 1938)	April 1956 Joined JAMCO June 1994 Senior Managing Director, JAMCO June 1995 Director, JTA June 1997 Managing Director, JTA April 1999 Executive Officer June 1999 Managing Director (currently serving)	5,000	None
7	Toshiki Okazaki (Born on August 22, 1941)	April 1965 Joined JAL June 1993 Vice General Manager, Tokyo Branch June 1995 Director April 2000 Managing Director (currently serving) (Representation status at other firms) President, JAL Sales Network Co., Ltd. President, JALCOS	11,615	None
8	Takashi Masuko (Born on July 27, 1942)	April 1965 Joined JAL June 1993 General Manager, Airport Service Dept. June 1995 General Manager, Personnel Dept. June 1997 Director April 2000 Managing Director (currently serving)	5,155	Refer to note (4) below.
9	Toshiyuki Shinmachi (Born on January 20, 1943)	April 1965 Joined JAL June 1993 General Manager, Tokyo Cargo Branch July 1995 General Manager, Japanese District Cargo Sales Branch June 1997 Director April 2000 Managing Director (currently serving)	14,000	None
10	Hidekazu Nishizuka	April 1968 Joined JAL	13,081	Refer to

	(Born on January 29, 1946)	June 1991 General Manager, Seoul Branch June 1995 General Manager, Industrial Relation Dept. June 1998 Director (currently serving) (Representation status at other firms) President, JAL Sunlight Co., Ltd.		note (5) below.
11	Hiroyuki Funayama (Born on October 4, 1942)	April 1965 Joined JAL June 1993 General Manager, Osaka Branch June 1995 General Manager, Airport Service Dept. June 1997 General Manager, Haneda Airport Office April 1999 Executive Officer June 1999 Director (currently serving)	14,411	None
12	Juntaro Shimizu (Born on November 25, 1944)	April 1968 Joined JAL June 1993 General Manager, Mexico Branch June 1997 General Manager, Japanese District Cargo Sales Branch June 1998 Vice General Manager of Cargo Operation and Branch Manager, Japanese District Cargo Sales Branch April 1999 Executive Officer June 1999 Director (currently serving) (Representation status at other firms) President, PACIFIC BUSINESS BASE, INC.	6,000	None
13	Gentaro Maruyama (Born on October 12, 1946)	July 1971 Joined JAL December 1993 Vice General Manager, Accounting Dept. June 1997 General Manager, Accounting Dept. April 1999 Executive Officer (currently serving) (Representation status at other firms) President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LTD.	2,000	None
14	Shunji Kohno (Born on August 1, 1927)	June 1990 President, Tokyo Marine and Fire Insurance Co., Ltd. April 1992 President, Tokyo Marine and Fire	2,000	Refer to note (6) below.

		Institute Co., Ltd. (currently serving) June 1996 Chairman, Tokyo Marine and Fire Insurance Co., Ltd. (currently serving) June 1997 Director, JAL (currently serving)		
15	Ken Moroi (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement Co., Ltd. October 1994 Chairman, Chichibu Onoda Cement Corporation June 1996 Adviser of the same October 1998 Adviser, TAIHEIYO CEMENT CORPORATION (currently serving) June 1999 Director, JAL (currently serving)	0	None

Note: Japan Trans-Ocean Airlines Co., Ltd. and JALways Co., Ltd. are competitors.
The special interest between director candidates and this firm is described below.

(1) Yasushi Yuasa is a director of JALways. He will retire from his directorship on June 28, 2000.
(2) Zenta Yokoyama is a director of Japan Trans-Ocean Co., Ltd. and JALways Co., Ltd. He will retire from his directorship of JALways Co., Ltd. and assume the position of a statutory auditor of that company on June 28, 2000.
(3) Katsuo Haneda is a director of JALways. He will retire from his directorship of JALways on June 28, 2000.
(4) Takashi Masuko is a director of JALways. He will retire from his directorship of JALways on June 28, 2000.
(5) Hidekazu Nishizuka is a president of JAL Sunlight Co, Ltd. We are engaged in transactions such as service agreements etc. with that company.
(6) Shunji Kohno is a chairman of Tokyo Marine and Fire Insurance Co., Ltd. We are engaged in transactions such as aviation insurance contracts etc. with that company.

Item 5: Item 5: Election of One Statutory Auditor

Since statutory auditor, Hiroshi Kurosawa, died on January 2, 2000, we would like you to elect one (1) statutory auditor. The candidate is as indicated below.

Name (date of birth)	Background and representation status at other firms	No. of shares of this firm held	Presence of special interest in this firm
Masao Nishimura (Born on November 18, 1932)	June 1993 Vice President, Nihon Kogyo Bank Co., Ltd. June 1996 President, Nihon Kogyo Bank Co., Ltd.	0	Refer to note (2) below.

	(currently serving)		

Note:
(1) Masao Nishimura is a candidate for an external statutory auditor as stipulated in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Stock Companies.
(2) Masao Nishimura is a president of Nihon Kogyo Bank Co., Ltd., with which we are engaged in ongoing banking transactions.

Item 6: Presentation of retirement gratuity for an outgoing director and a statutory auditor
In recognition of the meritorious service performed by director Ken Fukaya, who resigned on March 31, 2000 and statutory auditor Hiroshi Kurosawa, who passed away on January 2, 2000, shareholders are requested to entrust the board of directors or the board of statutory auditors with the presentation of a retirement gratuity within the scope of an appropriate amount based on the internal regulations of this firm, along with the specific amount, the timing and method of that presentation, etc.

The backgrounds of the outgoing director and the statutory auditor are indicated below

Name	Background
Ken Fukaya	June 1997 Director June 1999 Managing Director March 2000 Retirement
Hiroshi Kurosawa	June 1998 Statutory Auditor January 2000 Deceased

Item 7: Amendment to the Amount of Compensation for Directors
The annual amount of compensation for directors, excluding the salaries of those directors who are also employees, was resolved in the 41st general meeting of shareholders held on June 27, 1991 to be within eight hundred thirty million (830,000,000) yen a year. In consideration for various circumstances such as a decrease in the number of directors if the amendment to the Articles of Incorporation number of directors set forth in Item 2 is approved as originally proposed, we would like to amend the articles to "within five hundred twenty million (520,000,000) yen a year." In addition, we would like to tell you that the amount of salary as an employee given to directors who are also employees is not included in the amount of compensation for directors. At present we have 14 directors, but if Item 4 is approved as originally proposed, we will have fifteen (15) directors.

8. Consolidated Financial Information for the years ended March 31, 2002 and 2001

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2002 and 2001

1. Consolidated Financial Highlights

(As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1)	Total operating revenues	FY01	¥1,608,689 million		(–5.6%)
		FY00	¥1,703,773 million		(+6.6%)
(2)	Operating (loss) income	FY01	¥	(11,925) million	(–)
		FY00	¥	78,639 million	(+75.2%)
(3)	Ordinary (loss) income	FY01	¥	(37,115) million	(–)
		FY00	¥	53,311 million	(+137.6%)
(4)	Net (loss) income	FY01	¥	(36,725) million	(–)
		FY00	¥	41,021 million	(+107.8%)
(5)	Net (loss) income per share	FY01	¥	(20.60)	
		FY00	¥	23.06	
(6)	Diluted net income per share	FY01	¥	–	
		FY00	¥	23.02	
(7)	Return on equity	FY01		(14.8%)	
		FY00		16.2%	
(8)	Ratio of ordinary (loss) income to total assets	FY01		(2.0%)	
		FY00		2.9%	
(9)	Ratio of ordinary (loss) income to total operating revenues	FY01		(2.3%)	
		FY00		3.1%	
(10)	Equity in (losses) earnings of affiliates	FY01	¥	(258) million	
		FY00	¥	258 million	

Note 1. Number of shares outstanding during the year:

FY01	1,782,868,530
FY00	1,779,192,855

1. Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets	FY01	¥1,836,371 million
		FY00	¥1,801,855 million
(2)	Total stockholders' equity	FY01	¥ 228,657 million
		FY00	¥ 267,654 million
(3)	Stockholders' equity ratio	FY01	12.5%
		FY00	14.9%
(4)	Equity per share	FY01	¥ 128.27
		FY00	¥ 150.12

Note 1. Number of shares outstanding at end of the year:

March 31, 2002	1,782,696,956
March 31, 2001	1,782,915,444

c. Consolidated cash flows

(1)	Net cash provided by operating activities	FY01	¥ 24,589 million
		FY00	¥ 129,098 million
(2)	Net cash used in investing activities	FY01	¥ (51,780) million
		FY00	¥ (19,409) million
(3)	Net cash provided by (used in) financing activities	FY01	¥ 71,548 million
		FY00	¥ (179,012) million
(4)	Cash and cash equivalents held at end of year	FY01	¥ 169,027 million
		FY00	¥ 121,972 million

d. Consolidation policy

See accompanying notes to consolidated financial statements.

e. Changes in accounting policy

Not applicable

2. Consolidated Financial Forecast for the Year Ending March 31, 2003

(1)	Total operating revenues	¥1,706,000 million
(2)	Ordinary income	¥ 30,000 million
(3)	Net income	¥ 23,000 million
(4)	Net income per share	¥ 12.90

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Company, Ltd. owns 284 subsidiaries and currently consolidates 148 subsidiaries, including the following principal subsidiaries:

JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
AIRPORT GROUND SERVICE CO., LTD.
TFK CORPORATION
AIRPORT ENGINEERING & SERVICE CO., LTD.
JAL SALES NETWORK CO., LTD.
JALPAK CO., LTD.
JAL HOTELS COMPANY LTD.
JAL LEASING COMPANY, LIMITED
JAL FINANCE CORPORATION
JALUX, INC.
JAL INFORMATION TECHNOLOGY CO., LTD.
AXESS INTERNATIONAL NETWORK, INC.
GLOBAL BUILDING CO., LTD.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 136.

The number of affiliates is currently 78, including 23 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

(Increase)	10	AGS Air Cargo Service Company, Limited Narita Dry Ice Co., Ltd. Nihon Food Service Co., Ltd. New Tokyo Service Co., Ltd. Yamato Shokuzai Co., Ltd. Nishinihon Air Cargo Service Co., Ltd. JALPAK de Mexico S.A. de C.V. P.T. Jalpak International Bali Orient Network Thailand Co., Ltd. AGS Skysupport Company, Ltd.
(Decrease)	5	Creative Tours (Holland) B.V. Hotel Nikko Shanghai Investment Corporation Hotel Nikko of Beverly Park, Inc. Hotel Nikko Longbai Shanghai Orient Network (Hong Kong) Ltd.

Equity method:

(Increase)	1	TFK Development Co., Ltd.
(Decrease)	1	Japan Submarine Tourism Co., Ltd.

Management Policies

Management Policy

Our basic policy is to establish a system for generating stable profits, based on safety in operations and high service standards, and a structure for providing returns to our stakeholders – shareholders, customers and society, employees, and our corporate base.

In line with this policy, under our medium-term plan for FY2001-2003 for consolidated management of a strong and healthy JAL Group, we have carried out various changes aimed at furthering management on a group basis in order to maximize corporate value. However, the terrorist attacks in the United States and the instability resulting from these incidents led to a drastic decline in demand on international routes, mainly between Japan and the United States, and had a major impact on business results. Immediately after the attacks we established an emergency counter measures team headed by the president which implemented measures in the areas of security, capacity, sales, business results, personnel and government relations. The measures we implemented were effective and demand is reviving at a healthy pace.

Last November, we reached agreement with Japan Air Systems to establish a joint holding company, to be called Japan Airlines Systems. In February 2002, JAL was chosen as Airline of the Year for 2002 by the leading industry publication Air Transport World, who judged us worthy of the award "for having, since 1992, made a company-wide reengineering effort to improve competitiveness and strengthen the management base," and for our "vision for the future of establishing a globally competitive airline by pursuing integration with Japan Air Systems." We are proud of this honor, which will spur us to make deeper changes in the corporate structure, boost competitiveness, and strive to be the airline of choice, based on an unwavering commitment to safety in operations.

Where route operations are concerned, on international routes we have added more flights and inaugurated new routes on high-yield routes, mainly to China and Southeast Asia, in conjunction with the opening of a second runway at Narita. On domestic routes, seven additional slots at Haneda will allow us to begin operating on routes currently served by only one airline, and we will use this and other opportunities to improve the efficiency of JAL Group network operations.

In company operations, through the adoption of enterprise resource planning (ERP) at headquarters in April, we will strengthen management systems and organization, including functions for managing the Group as a whole. JAL Group functions will be divided into those for managing the Group overall; operational segments for passenger and cargo operations; functional segments for sales, maintenance, airport services, etc.; and shared processing

functions. As of March 2002, the Shared Service Center, which handles shared operational functions, had 85 companies participating in the Finance Center and 76 in the Accounting Center. This has helped improve Group finance and operational efficiency, but we want to make further progress in this direction.

As for IT and sales strategies, we plan to boost Internet usage and attract more JAL Mileage Bank members through the "JAL e-Style Campaign" and other promotional measures. We will expand our range of official discounted fares and promote market penetration to further boost demand. We will take further measures to establish "e-JAL," not just to provide convenient and value-rich services to passengers to boost revenue but also to strengthen the links among Group companies.

For better corporate governance, we have introduced a performance evaluation system for Group companies, in order to ensure that the goals of Group companies contribute to the achievement of the JAL Group's overall goals. We will also use the just-adopted ERP to clarify individual companies' responsibility and improve monitoring. At the same time, we are pursuing equity policies, for example, the listing of associated businesses AGP and JALUX on the stock exchange in FY2001, so that independent associated businesses will contribute to the bottom line, and where aviation business-related businesses are concerned we will adopt asset policies consistent with each company's mission, to unify Group strategy.

In terms of management indicators, our medium-term targets have been a return on equity (ROE) of over 10% on a consolidated basis and using cash flow to pay down interest-bearing debt within the next 10 years. This has been made more difficult by the slowdown in the airline business after September 11, but we will work toward reaching these targets at an early date.

Plans for integration with JAS, with the establishment of a joint holding company in October 2002 as the first step, are moving on schedule. We aim to reorganize the merged airlines' operations by April 2004 at the latest, setting up separate companies Japan Airlines International, Japan Airlines Domestic and Japan Airlines Cargo companies, for international passenger, domestic passenger, and cargo operations respectively. These companies will be managed efficiently in accordance with the characteristics of each business. Each operating company will concentrate on its area of business, maintain safety, adopt and execute its operations plan, and propose and carry out marketing strategies, in order to maximize operations revenue. The holding company will manage the Group as a whole and handle Group strategy, apportioning of financial resources, and government relations, to boost the overall value of the Japan Airlines Group.

Business Performance and Financial Results

1. FY2001

(1) Consolidated results

In FY2001, international cargo demand was weak due to the technology slump, and international passenger demand also suffered a major downturn in the wake of the September 11 terrorist attacks. Domestic passenger volume increased somewhat, as travelers availed themselves of a wide range of discount fares, but earnings were slightly below last year.

Associated businesses revenue dropped substantially due to the terrorist attacks, but measures to streamline and reorganize this sector of the JAL Group are continuing. We have been working to strengthen Group management by making more extensive use of systems such as consolidated supervised accounting and performance evaluation of Group companies.

As a result, revenue was down to ¥1,608,689 million, 5.6% lower than last year. However, we have continued to cut operating expenses, mainly by reducing flights on international routes because of lower demand, and also through thorough cost-cutting by all Group companies, so expenses totaled ¥1,620,614 million, a decrease of 0.3% year on year. Operating loss was ¥11,925 million, current loss was ¥37,115 million and net loss for the year was ¥36,725 million.

(2) Results by business segment

Air transport

Revenue totaled ¥1,236,009 million and operating loss was ¥13,673 million.

International passenger traffic demand held steady on the Europe, Korea and China routes, but plunged on the U.S. and Honolulu routes after September 11. We took measures to improve efficiency and maximize revenue by adding or reducing flights in accordance with passenger demand, and by offering additional discounted fares. Nevertheless, the number of passengers dropped by11.7% compared to last year, and earnings stood at ¥ 612,727 million.

International cargo volume fell by 11.2% year on year, due to slack demand caused by the IT slump and the terrorist attacks, and revenues were ¥133,725 million.

Although affected by the terrorist attacks and despite the ongoing recession, domestic passenger traffic increased1.5% over last year, thanks to improved efficiency in route operations, a variety of special fares including discounts for flights booked via Internet and 'sale' fares, and sales measures which were introduced, and revenue was ¥ 324,950 million.

Aviation-related business

Inflight catering sales by catering subsidiary TFK were badly hit following the decline in international passengers after the September terror attacks. In the trading and distribution segment, subsidiary JALUX sales related to handling of aircraft parts grew compared to last year, but total sales grew only 2% year on year, held back by a downturn in inflight sales and sales at airport shops after the terrorist attacks. JALCard business was steady, and the number of JALCard members grew by 12% compared to March 2001. Aviation-related business earnings were ¥425,937 million, and operating profit was ¥ 7,118 million.

Travel planning and sales

Following initiation of operations in Hokkaido and Chubu last year, JAL Sales Network established a nationwide framework by taking over operations of the Tokyo, Osaka and Fukuoka sales offices and headquarters' sales planning department. JALPAK sales of travel and tour products were hit badly by the terrorist attacks particularly to the USA and Europe and as a result the total number of customers handled fell by 28% compared to last year. Travel planning and sales segment revenue was ¥359,996 million while operating loss was ¥ 5,068 million.

Hotels and resorts

JAL Hotels business performance overseas, and notably properties in Europe and the United States, fared poorly in the aftermath of the terrorist attacks, although business was steady within Japan. Revenue in the hotels and resorts segment was ¥38,331 million and operating profit was ¥183 million.

(3) Cash flow (please check this – MEANING NOT AT ALL CLEAR)

Cash flow generated by business activities was ¥ 24,589 million, ¥ 104,509 million lower than the previous year. Negative cash flow as a result of investment activities totaled ¥51,780million through the sale of non-business assets, and acquisition of aircraft parts, equipment and so on. The resulting free cash flow was ¥27,191million. The other side, we raised funds to take measures to meet the opaque financial circumstances. As a result, cash and cash equivalent on hand at the end of the fiscal year totaling ¥169,027 million, ¥47,055 million more than the previous end of term.

(4) Dividend payment

Due to the large drop in revenue and with the severe business environment continuing for the foreseeable future, we have been forced to forgo the dividend payment at the end of FY2001. We will continue our efforts to boost performance so that dividend payments can be resumed in the near future.

2. Forecast for the Coming Fiscal Year

The events of September 11 last year dealt a grave blow to worldwide aviation demand and greatly weakened the management of many airlines. JAL's business results also suffered greatly and we expect that the business environment will remain severe for some time. But through the active efforts of the JAL Group to address the issues mentioned above and a revival of demand, we will strive to make the JAL Group strong and healthy and respond to shareholders' expectations. Our forecast for FY2002 is ¥1,706,000 million in sales revenue, a current profit of ¥ 30,000 million, and a net profit of ¥23,000 million, all on a consolidated basis. These estimates are based on an exchange rate of ¥130 to the U.S. dollar and a market price of US$25 for benchmark Singapore kerosene for aviation fuel expenses.

The above estimates for business results and future forecasts are judged based on currently available information and include allowance for risk and uncertainty. These estimates are made on a consolidated basis for JAL and are not predicated on the integration of JAL and Japan Air Systems planned for October 2002. Risk and uncertainty are involved, and for various reasons actual performance may differ from the expected outcome.

Comparative Consolidated Balance Sheets

March 31, 2002 and 2001

	2002	2001	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 119,124	¥ 73,357	¥ 45,767
Notes and accounts receivable	212,345	203,255	9,090
Short-term investments in securities	14,756	48,132	(33,376)
Supplies	58,308	58,023	284
Deferred income taxes	16,027	14,825	1,202
Other current assets	127,009	93,437	33,572
Allowance for bad debts	(3,956)	(3,264)	(691)
Total current assets	543,615	487,767	55,848
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	200,062	219,078	(19,016)
Machinery, equipment and vehicles	32,309	33,399	(1,089)
Flight equipment	650,887	677,206	(26,318)
Land	88,489	88,501	(11)
Construction in progress	35,210	28,716	6,494
Other fixed assets	23,475	21,725	1,751
Total tangible fixed assets	1,030,435	1,068,626	(38,191)
Intangible fixed assets:			
Software	31,945	23,400	8,544
Goodwill	501	793	(292)
Other intangible fixed assets	2,741	3,759	(1,018)
Total intangible fixed assets	35,188	27,954	7,233
Investments:			
Investments in securities	79,332	88,750	(9,417)
Long-term loans receivable	56,790	35,351	21,438
Deferred income taxes	23,723	22,550	1,173
Other investments	71,454	73,787	(2,333)
Allowance for bad debts	(4,169)	(2,972)	(1,197)
Total investments	227,132	217,467	9,664
Total fixed assets	1,292,756	1,314,048	(21,292)
III. Deferred charges			
Bond issuance expenses	–	39	(39)
Total deferred charges	–	39	(39)
Total assets	¥1,836,371	¥1,801,855	¥ 34,515

	2002	2001	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable – trade	¥ 161,936	¥ 166,650	¥ (4,714)
Short-term borrowings	56,627	30,443	26,183
Current portion of bonds	60,000	60,000	–
Current portion of long-term borrowings	90,405	81,925	8,480
Accrued income taxes	2,569	6,907	(4,338)
Deferred income taxes	54	50	4
Other current liabilities	186,018	183,954	2,064
Total current liabilities	557,610	529,931	27,679
II. Non-current liabilities			
Bonds	297,859	357,859	(60,000)
Long-term borrowings	579,504	480,378	99,125
Accrued pension and severance costs	102,405	102,677	(272)
Deferred income taxes	534	2,715	(2,180)
Other non-current liabilities	43,856	37,893	5,963
Total non-current liabilities	1,024,159	981,524	42,635
Total liabilities	1,581,770	1,511,455	70,315
Minority interests	25,943	22,745	3,197
Stockholders' equity			
I. Common stock	188,550	188,550	–
II. Additional paid-in capital	32,516	32,516	–
III. Retained earnings	11,774	53,552	(41,778)
IV. Common stock in treasury	(317)	(247)	(70)
VI. Net unrealized gain on investments in securities, net of taxes	852	3,098	(2,246)
VII. Translation adjustments	(4,719)	(9,816)	5,097
Total stockholders' equity	228,657	267,654	(38,996)
Total liabilities and stockholders' equity	¥1,836,371	¥1,801,855	¥ 34,515

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Comparative Consolidated Statements of Income and Retained Earnings

For the years ended March 31, 2002 and 2001

	2002	2001	Change
		(Millions of yen)	
Operating revenues	¥1,608,689	¥1,703,773	¥ (95,083)
Operating expenses:			
Cost of operating revenues	1,270,892	1,269,371	1,520
Selling, general and administrative expenses	349,722	355,762	(6,039)
Total operating expenses	1,620,614	1,625,133	(4,519)
Operating (loss) income	(11,925)	78,639	(90,564)
Non-operating income:			
Interest and dividend income	3,673	4,184	(511)
Gain on sales of flight equipment	685	603	82
Equity in earnings of affiliates	–	258	(258)
Exchange gain, net	3,354	6,629	(3,275)
Other income	13,836	12,234	1,602
Total non-operating income	21,550	23,910	(2,360)
Non-operating expenses:			
Interest expense	30,198	32,335	(2,137)
Equity in losses of affiliates	258	–	258
Other expenses	16,283	16,903	(620)
Total non-operating expenses	46,739	49,239	(2,499)
Ordinary (loss) income	(37,115)	53,311	(90,426)
Extraordinary profit:			
Gain on sales of fixed assets	5,933	669	5,264
Gain on sales of investments in securities	13,151	2,169	10,981
Other extraordinary profit	1,213	2,304	(1,090)
Total extraordinary profit	20,298	5,143	15,155
Extraordinary loss:			
Loss on disposal of fixed assets	3,414	6,322	(2,908)
Loss on operation of affiliates	5,622	3,478	2,144
Loss on revaluation of investments in securities	2,643	9,187	(6,544)
Loss on revaluation of other investments	–	2,557	(2,557)
Other extraordinary loss	4,894	5,248	(354)
Total extraordinary loss	16,575	26,793	(10,218)
(Loss) income before income taxes and minority interests	(33,392)	31,660	(65,053)
Income taxes - current	6,341	10,873	(4,532)
Income taxes - deferred	(2,860)	(21,718)	18,858
Minority interests	148	(1,484)	1,632
(Loss) net income	(36,725)	41,021	(77,747)
Retained earnings at beginning of year	53,552	17,814	35,738
Increase in retained earnings	2,124	167	1,957
Decrease in retained earnings	(7,176)	(5,450)	(1,726)
Retained earnings at end of year	¥ 11,774	¥ 53,552	¥ (41,778)

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2002 and 2001

	2002	2001
	(Millions of yen)	
Operating activities		
(Loss) income before income taxes and minority interests	¥ (33,392)	¥ 31,660
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	89,748	91,834
(Gain) loss on sales and disposal and loss on revaluation of marketable securities and investments in securities, net	(10,004)	7,507
Loss on sales and disposal of fixed assets, net	6,616	13,223
Net provision for accrued pension and severance costs	(358)	1,183
Interest and dividend income	(3,673)	(4,184)
Interest expense	30,198	32,335
Exchange gain	(436)	(568)
Equity in losses (earnings) of affiliates	258	(258)
Increase in notes and accounts receivable	(6,073)	(29,560)
Increase in supplies	(239)	(284)
Decrease in accounts payable	(7,130)	(620)
Other	(4,859)	23,805
Subtotal	60,654	166,073
Interest and dividends received	3,893	4,494
Interest paid	(29,437)	(31,680)
Income taxes paid	(10,520)	(9,787)
Net cash provided by operating activities	24,589	129,098
Investing activities		
Purchases of time deposits	(1,347)	(24,682)
Proceeds from maturity of time deposits	2,347	26,823
Purchases of short-term investments in securities	(654)	(2,821)
Proceeds from sales and maturity of short-term investments in securities	695	6,788
Purchases of fixed assets	(102,839)	(80,271)
Proceeds from sales of fixed assets	43,651	8,256
Purchases of investments in securities	(1,335)	(7,360)
Proceeds from sales and maturity of investments in securities	16,960	18,471
Proceeds from sales of consolidated subsidiaries	3,940	–
Proceeds from sale of a consolidated subsidiary with change in the scope of consolidation	1,511	8,393
Additions to long-term loans receivable	(42,276)	(18,819)
Reductions of long-term loans receivable	22,891	15,463
Other	4,672	30,348
Net cash used in investing activities	(51,780)	(19,409)

	2002	2001
	(Millions of yen)	
Financing activities		
Increase (decrease) in short-term borrowings, net	¥ 33,473	¥ (23,466)
Proceeds from long-term borrowings	192,750	60,916
Repayment of long-term borrowings	(87,216)	(143,083)
Redemption of bonds	(60,000)	(67,283)
Proceeds from sales of common stock in treasury	101	481
Purchases of common stock in treasury	(171)	(447)
Dividends paid to stockholders	(7,089)	(5,306)
Dividends paid to minority interests	(379)	(392)
Other	80	(431)
Net cash provided by (used in) financing activities	71,548	(179,012)
Effect of exchange rate changes on cash and cash equivalents	1,666	1,583
Net increase (decrease) in cash and cash equivalents	46,023	(67,740)
Cash and cash equivalents at beginning of year	121,972	189,715
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	1,030	81
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	–	(84)
Cash and cash equivalents at end of year	¥ 169,027	¥ 121,972
Adjustments to reconcile cash and time deposits in balance sheets to cash and cash equivalents in statements of cash flows at end of year		
Cash and time deposits in balance sheets	¥ 119,124	¥ 73,357
Time deposits with original maturity of more than three months	(2,197)	(2,877)
Marketable securities with original maturity of three months or less	13,855	47,447
Short-term investments with maturity of three months or less	40,393	13,996
Current account overdrafts including short-term borrowings	(2,149)	(9,951)
Cash and cash equivalents in statements of cash flows	¥ 169,027	¥ 121,972

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of their countries of domicile. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 28 of the consolidated subsidiaries is December 31, and for 2 of the consolidated subsidiaries it is January 31. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 and the period from February 1 through March 31 have been adjusted, if necessary.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method. The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

1. **Summary of Significant Accounting Policies (continued)**

c. Cash equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less.

d. Investments in securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are principally stated at cost. Cost of securities sold is determined by the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Flight equipment:	
Aircraft and spare engines	– The straight-line method or the declining-balance method based on their estimated useful lives.
Spare parts contained in flight equipment	– Principally the declining-balance method based on each type of aircraft's or engine's estimated useful life.
Ground property and equipment	– Principally the straight-line method
Intangible fixed assets	
Software	– Computer software intended for internal use is amortized by the straight-line method based on the estimated useful life of the software.

h. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance cost

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of pension plans for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method over a period of fifteen years.

The actuarial assumption adjustment is being amortized by straight-line method over a period which is less than the average remaining years (principally fifteen years) of service of the active participants in the plans. The amortization is computed commencing the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred.

j. Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation adjustments are included in current earnings. Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in a stockholders' equity.

l. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

1. Summary of Significant Accounting Policies (continued)

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

2. Other Footnote Information

a. Accumulated depreciation at March 31, 2002 and 2001 amounted to ¥1,318,841 million and ¥1,277,317 million, respectively.

b. At March 31, 2002 and 2001, contingent liabilities for guarantees amounted to ¥13,647 million and ¥19,271 million, respectively. In addition, at March 31, 2002 and 2001, contingent liabilities for guarantees, keep-well agreements and others, amounted to ¥2,835 million and ¥3,437 million, respectively.

c. At March 31, 2002 and 2001, the Company and a subsidiary were liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥50,000 million and ¥55,000 million, respectively.

d. At March 31, 2002 and 2001, common stock in treasury, which is stated at cost, amounted to ¥317 million (776,483 shares) and ¥247 million (557,995 shares), respectively.

e. On April 26, 2002, a resolution to enter into business combination agreement with Japan Air System Co., Ltd. was adopted by the Company's Board of Directors subject to approval at the annual stockholders' meeting and, on the same day, the both companies signed the agreement.

3. Segment Information

The Company and its consolidated subsidiaries conduct their worldwide operations in air transportation, hotel and resort operations, travel services, card and lease operations, trading and other airline-related business. This segmentation has been determined for internal management purposes. The respective businesses other than the air transportation business, hotel and resort operations, and travel services are insignificant to the consolidated results of operations of the Company and consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2002 and 2001 is summarized as follows:

	Year ended March 31, 2002						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,061,954	¥326,991	¥33,355	¥186,387	¥1,608,689	¥ –	¥1,608,689
Intra-group sales and transfers	174,054	33,004	4,975	239,550	451,585	(451,585)	–
Total	1,236,009	359,996	38,331	425,937	2,060,275	(451,585)	1,608,689
Operating expenses	1,249,682	365,065	38,147	418,818	2,071,714	(451,100)	1,620,614
Operating (loss) income	¥ (13,673)	¥ (5,068)	¥ 183	¥ 7,118	¥ (11,439)	¥ (485)	¥ (11,925)
Identifiable assets	¥1,418,869	¥ 72,106	¥81,847	¥442,450	¥2,015,274	¥(178,902)	¥1,836,371
Depreciation	¥ 72,254	¥ 1,219	¥ 2,707	¥ 14,758	¥ 90,939	¥ (1,190)	¥ 89,748
Capital expenditures	¥ 89,983	¥ 1,883	¥ 1,858	¥ 12,331	¥ 106,056	¥ (1,972)	¥ 104,084

	Year ended March 31, 2001						
	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
				(Millions of yen)			
Operating revenues	¥1,130,213	¥360,042	¥37,497	¥176,019	¥1,703,773	¥ –	¥1,703,773
Intra-group sales and transfers	191,683	7,116	5,350	245,316	449,466	(449,466)	–
Total	1,321,896	367,158	42,847	421,336	2,153,239	(449,466)	1,703,773
Operating expenses	1,257,873	365,641	40,433	407,270	2,071,219	(446,085)	1,625,133
Operating income	¥ 64,023	¥ 1,517	¥ 2,413	¥ 14,065	¥ 82,020	¥ (3,380)	¥ 78,639
Identifiable assets	¥1,396,110	¥ 76,287	¥91,409	¥423,037	¥1,986,844	¥(184,988)	¥1,801,855
Depreciation	¥ 72,902	¥ 924	¥ 3,046	¥ 16,562	¥ 93,436	¥ (1,601)	¥ 91,834
Capital expenditures	¥ 69,803	¥ 2,380	¥ 1,726	¥ 6,261	¥ 80,171	¥ (1,502)	¥ 78,669

3. Segment Information

a. Business segment information (continued)

Operating revenues from foreign operations, which include international passenger and cargo services of the Company, Japan Asia Airways Co., Ltd. and JALWAYS Co., LTD., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the years ended March 31, 2002 and 2001 are summarized as follows:

	Year ended March 31, 2002			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥385,755	¥302,981	¥188,233	¥876,970
Consolidated operating revenues	–	–	–	¥1,608,689
Consolidated operating revenues as a percentage of operating revenues from foreign operations	24.0%	18.8%	11.7%	54.5%

	Year ended March 31, 2001			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from foreign operations	¥405,303	¥364,994	¥211,779	¥982,076
Consolidated operating revenues	–	–	–	¥1,703,773
Consolidated operating revenues as a percentage of operating revenues from foreign operations	23.8%	21.4%	12.4%	57.6%

b. Geographic information

For the years ended March 31, 2002 and 2001, operating revenues sourced from operations in Japan and assets attributed to Japan represented more than 90% of consolidated operating revenues and total assets, respectively. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

4. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002 and 2001, and the related depreciation and interest expense for the years ended March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related statements of income if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2002		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥390,140	¥15,086	¥405,226
Less accumulated depreciation	219,564	11,649	231,214
Net book value	¥170,575	¥ 3,436	¥174,012

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥444,142	¥17,255	¥461,398
Less accumulated depreciation	232,116	12,262	244,379
Net book value	¥212,025	¥ 4,992	¥217,018

	Year ended March 31,	
	2002	2001
	(Millions of yen)	
Depreciation expense	¥39,607	¥42,152
Interest expense	¥ 5,995	¥9,023

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥48,816 million and ¥49,772 million for the years ended March 31, 2002 and 2001, respectively.

The present value of future rental expenses under capital leases outstanding at March 31, 2002 and 2001 and accounted for as operating leases is summarized as follows:

4. Leases (continued)

As lessee (continued)

	March 31, 2002	March 31, 2001
	(Millions of yen)	
Within 1 year	¥ 38,417	¥ 43,077
Over 1 year	148,777	212,871
	¥187,194	¥255,949

Future rental expenses under operating leases outstanding at March 31, 2002 and 2001 were as follows:

	March 31, 2002	March 31, 2001
	(Millions of yen)	
Within 1 year	¥ 13,899	¥ 16,820
Over 1 year	86,653	91,512
	¥100,552	¥108,332

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002 and 2001, and the related depreciation and interest revenue for the years ended March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related statements of income if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2002		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥3,925	¥4,273
Less accumulated depreciation	255	2,999	3,254
Net book value	¥ 92	¥ 926	¥1,018

	March 31, 2001		
	Flight equipment	Ground property and equipment	Total
		(Millions of yen)	
Acquisition costs	¥348	¥4,827	¥5,175
Less accumulated depreciation	220	3,308	3,528
Net book value	¥127	¥1,519	¥1,647

4. **Leases (continued)**

As lessor (continued)

	Year ended March 31,	
	2002	**2001**
	(Millions of yen)	
Depreciation expense	¥711	¥880
Interest expense	¥ 80	¥121

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥852 million and ¥1,046 million for the years ended March 31, 2002 and 2001, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2002 and 2001 and accounted for as operating leases is summarized as follows:

	March 31,	
	2002	**2001**
	(Millions of yen)	
Within 1 year	¥ 492	¥ 766
Over 1 year	610	1,027
	¥1,103	¥1,794

Future rental revenues under operating leases outstanding at March 31, 2002 and 2001 were as follows:

	March 31,	
	2002	**2001**
	(Millions of yen)	
Within 1 year	¥ 96	¥ 376
Over 1 year	0	1,624
	¥ 96	¥2,001

5. Tax-Effect Accounting

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2002 were as follows:

	(Millions of yen)
Deferred tax assets:	
Accrued pension and severance costs	¥ 21,446
Revaluation loss on investments in subsidiaries and affiliates	15,868
Provision for loss on investments in subsidiaries and affiliates	4,472
Accrued bonuses	3,103
Allowance for bad debts	2,771
Accounts payable – trade	2,628
Revaluation loss on flight equipment spare parts	2,040
Tax loss carryforward	51,124
Other	12,164
	115,619
Deferred tax liabilities:	
Reserve for special depreciation	(3,650)
Accumulated earnings of consolidated subsidiaries	(2,522)
Net unrealized gain on investments in securities	(622)
Other	(2,928)
	(9,723)
Valuation allowance	(66,734)
Net deferred tax assets, net	¥ 39,161

The Company is not required to present a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate since the Company posted a loss before income taxes for the year ended March 31, 2002.

5. **Tax-Effect Accounting (continued)**

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2001 were as follows:

	(Millions of yen)
Deferred tax assets:	
Revaluation loss on investments in subsidiaries and affiliates	¥ 21,085
Accrued pension and severance costs	17,124
Allowance for bad debts	5,795
Accounts payable – trade	3,740
Revaluation loss on flight equipment spare parts	1,941
Accrued bonuses	2,383
Tax loss carryforward	37,019
Other	15,263
	104,350
Deferred tax liabilities:	
Reserve for special depreciation	(4,486)
Accumulated earnings of consolidated subsidiaries	(2,534)
Net unrealized gain on investments in securities	(2,124)
Other	(2,218)
	(11,362)
Valuation allowance	(58,378)
Net deferred tax assets, net	¥ 34,610

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2001 is as follows:

Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	8.1
Dividends received	(2.6)
Equity in earnings of affiliates	(0.3)
Inhabitants' per capita taxes	0.6
Change in valuation allowance	(80.5)
Other	0.9
Effective tax rate	(33.6)%

6. Fair Value of Investments in Securities

The components of net unrealized gain or loss on investments in marketable securities at March 31, 2002 are summarized as follows:

	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥ 7,883	¥12,720	¥ 4,837
Bonds	87	91	4
Other	1,467	1,479	12
	9,438	14,292	4,853
Unrealized loss:			
Stocks	12,856	9,592	(3,263)
Bonds	7,099	6,952	(147)
Other	278	248	(29)
	20,234	16,794	(3,440)
Total	¥29,673	¥31,086	¥ 1,413

Investments in non-marketable securities at March 31, 2002 amounted to ¥32,666 million.

The components of net unrealized gain or loss on investments in marketable securities at March 31, 2001 are summarized as follows:

	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,767	¥22,316	¥ 7,548
Bonds	1,589	1,596	6
Other	874	894	20
	17,231	24,806	7,575
Unrealized loss:			
Stocks	8,074	5,708	(2,365)
Bonds	7,101	7,031	(69)
Other	1,316	1,271	(45)
	16,493	14,011	(2,481)
Total	¥33,724	¥38,818	¥ 5,094

Investments in non-marketable securities at March 31, 2001 amounted to ¥68,777 million.

7. Derivative and Hedging Activities

The Company and consolidated subsidiaries have utilized forward foreign exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and consolidated subsidiaries have also utilized interest-rate and currency swaps and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their operating results. The Company has also entered into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel.

Derivatives positions are stated at fair value except that gain or loss on the derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

8. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, and certain subsidiaries have maintained non-contributory funded pension plans.

	March 31,	
	2002	2001
	(Millions of yen)	
Projected benefit obligation	¥(755,037)	¥(708,586)
Plan assets	358,782	350,922
Accrued pension and severance costs	102,405	102,677
Prepaid pension cost	(224)	(110)
Net unrecognized amount	¥(294,074)	¥(255,096)

Net unrecognized amounts were as follows:

	March 31,	
	2002	2001
	(Millions of yen)	
Unrecognized obligation at transition	¥(172,462)	¥(185,800)
Actuarial assumption adjustments	(123,585)	(69,295)
Unrecognized past service cost	1,973	–
Total	¥(294,074)	¥(255,096)

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2002	2001
	(Millions of yen)	
Service cost	¥ 26,668	¥ 27,096
Interest cost on projected benefit obligation	23,901	22,526
Expected return on plan assets	(18,186)	(23,176)
Amortization of unrecognized obligation at transition	13,425	14,367
Amortization of actuarial assumption adjustments	4,662	–
Amortization of past service cost	(5,185)	–
Net periodic pension cost	¥ 45,286	¥ 40,814

The assumptions used were as follows:

	2002	2001
Method of amortization	Straight-line method	Straight-line method
Discount rate for obligation at end of year	2.5% ~ 3.5%	3.0% ~ 3.5%
Expected rate of return on plan assets for the year ended March 31	1.2% ~ 6.3%	1.2% ~ 6.9%

The actuarial assumption adjustments are being amortized over periods ranging from 5 to 15 years, which is less than the average remaining period of service of the active participants in the plans. The amortization is computed commencing the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over 15 years; however, one subsidiary contributed its securities to an employee retirement trust and charged the obligation at transition during this fiscal year.

Past service cost is principally charged to income as incurred.

Components of Revenues from the Air Transportation Segment

	Year ended March 31,			
	2002		2001	
	Amount	Rate (%)	Amount	Rate (%)
	(Millions of yen)			
International:				
Passenger operations	¥ 612,727	49.6	¥ 676,104	51.1
Cargo operations	133,725	10.8	148,327	11.2
Mail-service operations	8,227	0.7	7,402	0.6
Luggage operations	2,560	0.2	2,547	0.2
Subtotal	757,240	61.3	834,381	63.1
Domestic:				
Passenger operations	324,950	26.3	329,143	24.9
Cargo operations	19,618	1.6	21,693	1.6
Mail-service operations	6,284	0.5	6,535	0.5
Luggage operations	132	0.0	138	0.0
Subtotal	350,986	28.4	357,510	27.0
Other revenues	36,769	3.0	32,469	2.5
Incidental business revenues	91,013	7.4	97,535	7.4
Total revenues	¥1,236,009	100.0	¥1,321,896	100.0